CENTERTELECOM

Company news

Results of Annual General Meeting of OJSC "CenterTelecom" Shareholders

Moscow, June 18, 2007. On June 18, 2007 the Annual General Meeting of OJSC «CenterTelecom» Shareholders was held.

According to the agenda, **shareholders approved** the Annual Report, Annual Financial Statements, including Profit and Loss Report (profit and loss accounts) of the Company, and profit distribution of the Company according to the results of the reporting (2006) financial year.

The Shareholders Meeting made decision to pay **annual dividends** according to the results of OJSC «CenterTelecom» activities in 2006:

- **0.3893300** rubles per one preference share till August 17, 2007;
- **0.1999621** rubles per one common share till December 20, 2007.

The total amount of dividends to be paid is 520.35 million rubles. According to the results of 2005, the total amount of paid dividends amounted to 173.2 million rubles, therefore the growth made 200%.

According to the voting results, **the Board of Directors of OJSC «CenterTelecom»** was elected consisting of the following members:

1. **Mikhail Alekseyev** - Representative of OJSC «Svyazinvest»
2. **Nikolai Arutyunov** – Head of the Analytic Division of the Moscow representative office of NCH Advisors, Inc.
3. **Ekaterina Erofteyeva** - Deputy Director of Strategic Development Department of OJSC «Svyazinvest»
4. **Alexander Kiselev** – General Director of OJSC «Svyazinvest»
5. **Sergei Kuznetsov** – First Deputy General Director of OJSC «Svyazinvest»
6. **Oksana Petrova** – Deputy Head of Division under Corporate Governance Department of OJSC «Svyazinvest»
7. **Victor Polishchuk** - Advisor to General Director of OJSC «Russian Telecommunication Network»
8. **Victor Savchenko** – Executive Director – Director of Legal Department of OJSC «Svyazinvest»
9. **Elena Selvich** – Director of Finance Department of OJSC «Svyazinvest»
10. **Maksim Tsyganov** - Managing Director of the branch of OJSC «KIT Finance Investment Bank»
11. **Alexander Shevchuk** - Expert of the Investor Protection Association

The Audit Commission was elected consisting of the following members:

1. **Polina Burmistrova** - Senior Expert of Corporate Management and Legal Department of OJSC «Svyazinvest»
2. **Olga Koroleva** – Chief Accountant of OJSC «Svyazinvest»
3. **Yevgeny Nechayev** - Head of Division under Strategic Development Department of OJSC «Svyazinvest»
4. **Igor Pavlov** - Deputy Director – Head of Division under Centralized projects Management Department of OJSC «Svyazinvest»
5. **Sergei V. Podosinov** – Head of Division under Internal Audit Department of OJSC «Svyazinvest»

6. **Mikhail Tretyakov** - Head of Division under economy and Finances Department of OJSC «Svyazinvest»
7. **Natalya Uzlova** - Deputy Head of Division under Accounting, Tax and Statistical Reporting Department of OJSC «Svyazinvest»

«Ernst and Young» LLC was appointed by the decision of the shareholders as the Company's auditor for 2007.

The Shareholders Meeting approved the changes and additions, also the new edition of the Charter of OJSC «CenterTelecom», the new edition of the Regulations on the Company's Board of Directors, standards (interest) for defining the amount of annual remuneration to be paid to the members of the Company's Board of Directors elected at the last Annual General Shareholders Meeting.

The Shareholders Meeting also made decision to quit OJSC «CenterTelecom» participation in the Association of Electric Communications of Central Region.

At the first meeting of the Board of Directors Alexander Kiselev was elected **Chairman** and Sergei Kuznetsov was elected **Deputy Chairman** of the Board of Directors.

For details contact:
Head of PR and IR Department
Yana Lavrentieva
+7 (495) 793-2486
pr@centertelecom.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. Quality Management System of OJSC «CenterTelecom» was certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000). The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies.

nº 82-5198 Rule 12g3-2(b) exemption

CENTER TELECOM
JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

PUBLIC & INVESTORS RELATIONS DEPARTMENT

PRESS - RELEASE

CenterTelecom Reports 2006 Profit of RUR1.8 Billion

Moscow, 21 June 2007 – OJSC CenterTelecom (RTS: ESMO, ESMOP; MICEX: CTLK, CTLKP; U.S. OTC: CRMUY), the leading provider of fixed-line telecommunications services in the Central Federal District of Russia, has issued its audited results of financial and economic activities for 2006 compiled in accordance with International Financial Reporting Standards (IFRS).

Key Financial Highlights of CenterTelecom, 2006 (RUR million)

	2006	2005	2006/2005
Revenues	29 483	28 671	2.83%
Operating expenses	24 187	26 265	-7.91%
Operating profit	5 296	2 406	120.12%
Profit before taxes and minority interest	2 622	(1 035)	-
EBITDA[1]	10 764	6 422	67.61%
EBITDA margin, %	36.5	22.4	-
Net profit	1 836	(1 435)	-
Net profit profitability, %	*6.23*	-	-
Fixed assets	35 081	34 509	1.66%
Long term liabilities	20 766	11 464	81.14%
Short term liabilities	10 154	19 184	-47.07%
Net cash from ordinary activities	7 287	4 951	47.18%
Net cash used in investment activities	(4 290)	(6 114)	-29.83%
Net cash from financial activities	(2 727)	721	-

Alexander Lutsky, CenterTelecom CFO, said that the company's financial results reflect the management team's efforts aimed at strengthening the company's competitiveness and improvement of CenterTelecom's financial performance. He added: "CenterTelecom's revenues increased 2.83% and expenditures were reduced by 7.91%. EBITDA margin rose to 36.5%. Moreover we succeeded not only in increasing the share of revenues from non-regulated communications services in the company's revenue structure but also in optimizing CenterTelecom's expenditures. This formed a basis for considerable growth of net profit

[1]EBITDA is calculated as earnings before taxes plus interest payable plus depreciation plus leasing payment minus interest receivable.

which reached RUR1 836 million (in comparison with a RUR1 435 million net loss in 2005). Last year's results formed the basis for successful development of the company."

Income structure (RUR million)

	2006	2005	2006/2005
Local telephone communications	12 509	10 819	15.62%
Long distance telephone communications	-	6 789	-
Inter-zonal telephone communications	3 555	2 115	68.09%
New services (Internet, ISDN, ADSL, IP-telephony)	2 011	1 337	50.41%
Services rendered to Russian telecommunications operators	5 244	2 626	99.70%
Provision of telephone channels	333	248	34.27%
Data transmission and telematic services	517	476	8.61%
Radio and TV broadcasting	724	710	1.97%
Payment for installation and connection	1 050	1 422	-26.16%
Other telecommunication services[2]	1 598	1 423	12.30%
Other revenues[3]	1 942	706	175.07%
Total	**29 483**	**28 671**	**2.83%**

CenterTelecom's consolidated revenues for 2006 reached RUR29 483 million. This is 2.83% more than in 2005.

Local telephone communications. Revenues for 2006 rose 15.62% to RUR12 509 million (RUR10 819 million in 2005). The increase was based on growth in the customer base for traditional telecommunications services and increased tariffs for local telephone connections in September 2005.

Long distance telephone communications. From 1 January changes in Russian legislation regulating the telecommunications industry came into force. In accordance with the changes the order of settlements between CenterTelecom OJSC and Rostelecom OJSC, the long distance telecommunication operator, has changed. CenterTelecom no longer gains revenues from long distance telecommunications (in 2005 these revenues reached RUR6 789 million). However the company succeeded in increasing revenues from its basic operations. The new scheme of interaction with long distance telecommunications operators provided a 99.7% growth of revenues from services rendered to Russian telecommunications operators. These revenues reached RUR5 244 million (RUR2 626 million in 2005).

---

[2] Other revenues include revenues received by stations of telephone networks of common use by means of provision of wires and connection lines, subscriber radio outlets, as well as documentary electric and mobile communications

[3] Including revenues from cooperation agreements.

In addition, in 2006 CenterTelecom concluded cooperation agreements with long distance telecommunications operators which led to the receipt of RUR1 384 million in revenues.

Inter-zonal telephone communications. From 1 July 2006 the "Calling Party Pays" (CPP) principle came into effect in accordance with "Rules of rendering local, inter-zonal, long distance telephone communications services". This led to 68.09% growth of revenues from inter-zonal telecommunications services. These revenues reached RUR3 555 million.

New telecommunications services. Owing to an active marketing policy and implementation of broadband Internet connection access on the basis of ADSL2+ technology under the DOMOLINK brand, the subscriber base of the service rose more than 700% reaching 115,052 subscribers. This dynamic growth of the subscriber base provided a significant increase in revenues from new telecommunications services: from RUR1 337 million in 2005 to RUR2 011 million in 2006 (50.41% increase).

Operating Expenses Structure (RUR million)

	2006	**2005**	**2006/2005**
Wages, salaries, other benefits and payroll taxes	(10 511)	(10 040)	4.69%
Depreciation and amortization	(5 516)	(4 874)	13.17%
Materials, repairs and maintenance, utilities	(2 751)	(2 720)	1.14%
Taxes other than income tax	(728)	(830)	-12.29%
Expenditures connected to payments for communications operators' services	(1 828)	(3 980)	-54.07%
Provision for impairment of receivables (bad debt expense (profit)	972	(305)	-
Other operating expenses (net)	(3 825)	(3 516)	8.79%
Total	**24 187**	**26 265**	**-7.91%**

In 2006 CenterTelecom operating expenses decreased 7.91% in comparison with 2005 reaching RUR24 187 million.

The rise in expenses related to wages, salaries, other benefits and payroll taxes is connected with fulfillment of a program of personnel optimization and compensation payments.

The increase in depreciation and amortization payments is connected with new telecommunications equipment coming into operation.

The 54.07% decrease in expenses related to payments for communications operators' services (RUR1 828 million in 2006) is determined mostly by the legislated change in the formula for interaction with long distance telecommunication operators.

Provision for impairment of receivables in the sum of RUR972 million is supplied by partial payment by the Russian Ministry of Finance of the Federal budgetary debt for telecommunications services rendered by CenterTelecom to individuals served on a preferential basis during 2001-2004.

CenterTelecom's active debt dynamics in 2006 (RUR million)

	2006	2005	2006/2005
Loans	20 016	21 633	-7.47%
Financial leasing	2 533	2 235	13.33%
Total active debt	22 549	23 868	-5.53%
Monetary assets and their equivalents	1 245	974	27.82%
Net active debt	21 304	22 894	-6.95%
Net active debt/EBITDA	1.98	3.56	-
Net active debt/revenue, %	72.26%	79.85%	-

In 2006 the company approved a financial strategy aimed at a reduction in and restructuring of CenterTelecom's debt. In line with this strategy the company issued 05 series bonds for RUR3 000 million, bills for RUR4 001 million and received a US$115-million loan from Deutsche Bank. The funds were spent for the payment of short term debts and replacement of short term liabilities. Moreover the company reduced by 5.53% it total active debt (by RUR1 319 million).

In 2007 it is planned to continue the approved financial strategy. Most new funds in 2007 will be through long-term borrowings. Considering the reduction of previous debt the company expects to keep decreasing its debt load and to improve the structure of its debt portfolio in 2007.

The full version of CenterTelecom's consolidated financial statements for 2006 according to IFRS is available on the Company's corporate website.

The company's financial results are audited by the independent auditing firm Ernst & Young LLC.

***

Some statements in this news release are "forward-looking statements" and can be influenced by risks, uncertainty factors and other factors, and as a result of this influence actual results may appreciably differ from the results mentioned in the news release.

The Company bears no obligation to disclose publicly any update related to the news release either to reflect the events or circumstances, which will take place after the date of this news release, or to point out unforeseen events, except for cases when such disclosure shall be demanded pursuant to the US Federal laws on securities.

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

***

OJSC CenterTelecom is the largest fixed-line telecommunication company operating in Russia's Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the full range of telecommunication services, including local and intra-area telephone communications services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. The Quality Management System of OJSC CenterTelecom has been certified as complying with the requirements of the State Standard GOST R ISO 9001-2001 (International Standard ISO 9001:2000). The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunications technologies.

№ 82-5198
Rule 12g3-2(b) exemption

Disclosure of Material Fact
"Data on Resolutions of General Meetings of Shareholders"

1. General	
1.1. The issuer's full business name	***Open Joint-Stock Company "Central Telecommunications Company"***
1.2. The issuer's short business name	***CenterTelecom JSC***
1.3. The issuer's location	***23, Proletarskaya Street, Khimki, Moscow Region, 141400, Russian Federation***
1.4. The issuer's OGRN (Main State Registration Number)	***1025006174710***
1.5. The issuer's INN (Taxpayer Identification Number)	***5000000970***
1.6. The issuer's unique code assigned by the registering authority	***00194-A***
1.7. Web-site in the Internet, used by the issuer for information disclosure	***www.centertelecom.ru***

2. Content

2.1. Type of the general meeting (annual, extraordinary): ***annual.***

2.2. Form of the general meeting: ***meeting (joint physical presence of shareholders).***

2.3. Date and place of the general meeting: ***June 18, 2007; Renaissance Moscow Hotel, 18/1 Olympiysky prospect, Moscow.***

2.4. Quorum of the general meeting: ***Shareholders who hold on the aggregate 1,292,533,282 votes on items 1, 3 – 8 of the agenda, and 14,217,866,102 votes on item 2 of the agenda have been registered to attend the general meeting, which makes 81.91% of those eligible to vote on each of the items on the agenda. Thus, quorum is present to adopt resolutions on all the items on the agenda of the annual general meeting of shareholders of CenterTelecom JSC.***

2.5. Items put to vote and voting results thereon:

Item 1. ***Approval of the annual report, annual financial statements, including the profit and loss statement (profit and loss accounts), as well as distribution of the Company's profits (including dividend payment) and losses based on the performance for financial year 2006.***

Clause 1 of the draft resolution on the first item on the agenda put to vote: ***"Approve the annual report, annual financial statements, including the profit and loss statement (profit and loss accounts) of the Company for financial year 2006".***

Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	1,272,741,441	98.47%
Against	681	below 0.01%
Abstained	11,846,890	0.92%

Clause 2 of the draft resolution on the first item on the agenda put to vote:

"Distribute the Company's profits based on the performance for reporting year 2006 as follows:

- to create reserve fund - RUR 102,392.4 thos.;

- to pay dividend - RUR 520,326.35 thos., including:

- ***type A preferred shares – RUR 0.3893300 per share;***
- ***ordinary shares – RUR 0.1999621 per share;***

- to increase the Company's equity – RUR 1,425,129.25 thos.

Pay dividend on type A preferred shares in cash before August 17, 2007, on ordinary shares – before December 20, 2007".

Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	1,268,679,130	98.15%

Against	1,029,868	0.08%
Abstained	11,840,390	0.92%

Item 2. ***Election of the Company's Board of Directors***
Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	14,109,095,660	99.23%
Against	629,695	below 0.01%
Abstained	36,464,384	0.26%

No.	**Nominee's last name, first name, patronymics**	**Number of votes**
1.	Kiselev Alexander Nikolayevich	1,408,270,052
2.	Arutyunov Nikolay Bagratovich	1,400,352,800
3.	Tsyganov Maxim Yurievich	1,386,962,801
4.	Shevchuk Alexander Viktorovich	1,385,360,002
5.	Savchenko Viktor Dmitrievich	1,104,147,979
6.	Selvich Elena Petrovna	1,103,381,351
7.	Petrova Oksana Valerievna	1,103,333,296
8.	Alexeev Mikhail Alexeevich	1,102,866,533
9.	Erofteeva Ekaterina Sergeevna	1,100,672,049
10.	Kuznetsov Sergey Ivanovich	1,100,034,204
11.	Polischuk Viktor Abramovich	1,099,885,290
12.	Polovnev Igor Georgievich	509,230,726
13.	Vasin Vladislav Sergeevich	6,807,456
14.	Pridantsev Sergey Vladimirovich	6,343,308
15.	Milovantsev Dmitriy Alexandrovich	1,172,127
16.	Chechelnitsky Evgeny Alexandrovich	313,491
17.	Odintsova Natalia Yurievna	228,742
18.	Degtyaryov Valery Viktorovich	136,436
19.	Konkov Sergey Sergeevich	134,890
20.	Vassilieva Ekaterina Olegovna	109,305
21.	Leonov Oleg Yurievich	69,287
22.	Tokarev Nikolay Vladimirovich	64,007
23.	Markov Konstantin Viktorovich	44,274
24.	Gavrilenko Anatoly Anatolievich	41,369
25	Tushunov Dmitry Yurievich	13,545

Item 3. ***Election of the Company's Audit Committee***
Voting results:

No.	Nominee's full name	For		Against		Abstained		Invalid	
		Number of votes	%	Number of votes	%	Number of votes	%	Number of votes	%
1	Podosinov Sergey Vladimirovich	894,561,822	69.21	195,733,981	15.14	40,509,893	3.13	32,277,421	2.50
2	Korolyova Olga Grigorievna	852,018,102	65.92	192,935,055	14.93	95,051,933	7.35	23,078,027	1.79
3	Burmistrova Polina Vladimirovna	818,502,297	63.33	226,767,611	17.54	95,145,336	7.36	22,667,873	1.75

4	Uzlova Natalia Valerievna	818,060,049	63.29	228,011,861	17.64	96,046,185	7.43	20,964,940	1.62
5	Nechaev Evgeny Alexandrovich	815,867,804	63.12	229,181,015	17.73	95,329,747	7.38	22,704,551	1.76
6	Tretyakov Mikhail Viktorovich	815,147,546	63.07	230,734,624	17.85	95,747,013	7.41	21,453,852	1.66
7	Pavlov Igor Petrovich	812,922,051	62.89	231,138,680	17.88	94,966,155	7.35	24,056,231	1.86
8	Kulikov Denis Viktorovich	279,270,380	21.61	842,448,006	65.18	17,811,400	1.38	23,553,331	1.82
9	Repin Igor Nikolayevich	275,662,716	21.33	844,569,861	65.34	18,256,877	1.41	24,593,581	1.90
10	Nikolenko Marina Vladimirovna	13,826,002	1.07	1,031,061,666	79.77	95,240,806	7.37	22,954,643	1.78
11	Markina Tatyana Nikolaevna	13,625,312	1.05	1,030,986,986	79.76	95,029,045	7.35	23,441,774	1.81
12	Topilin Mikhail Viktorovich	9,800,386	0.76	1,036,273,312	80.17	95,810,365	7.41	21,198,972	1.64
13	Rassudimova Elena Alexandrovna	1,303,542	0.10	1,036,864,609	80.22	95,952,344	7.42	28,962,622	2.24

Item 4. ***Approval of the Company's Auditor for 2007***
Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	1,271,905,572	98.40%
Against	310,059	0.02%
Abstained	11,624,135	0.90%

Item 5. ***Introduction of amendment and supplements to the Company's Articles of Association. Approval of the amended and restated Articles of Association of the Company***
Sub-clause 1, clause 1 of the draft resolution on the fifth item on the agenda put to vote: ***"Amend and supplement the Company's Articles of Association":***
1.
1.1. Set forth clause 8.5., Article 8 as follows: "8.5. Shareholders who hold at least 1 percent of votes at the general meeting of shareholders shall be entitled to require the Company to provide them with a list of persons entitled to attend the meeting. Documents details and postal address of shareholders who are individuals included in this list shall be only provided with their consent".
1.2. Set forth clause 11.1., Article 11 as follows: "11.1. The Company shall be entitled, based on the performance for the first quarter, six months, nine months of the financial year and (or) based on the performance for the financial year, make decisions on (announce) dividend payment on outstanding shares. Decision on dividend payment (announcement) based on the performance for the first quarter, six months and nine months of the financial year may be made within three months upon the end of the relevant period.
Source of dividend payment shall be the Company's profit after taxes (Company's net profit).
The Company's net profits shall be determined based on the data of the Company's financial statements. Dividends on preferred shares of certain types may be also paid on account of the Company's special funds created for this purpose earlier. In case of the Company's reorganization in the form of affiliation of other companies to the Company, the Company's net profit shall be determined by summing up its net profit and net profit (losses) of the companies to be affiliated as calculated in accordance with the regulations on accounting in the profit and loss statements of the companies to be affiliated as of the last reporting date (reorganization date).
Decision on dividend payment, size of dividend, and form of its payment on shares of each category (type) shall be made by the general meeting of shareholders. Size of dividend may not exceed that recommended by the Company's Board of Directors.
The list of persons entitled to dividend shall be made as of the date of making the list of persons entitled to attend the general meeting of shareholders, at which it is decided to pay the relevant dividend. To make the list of persons

entitled to dividend, the nominee shareholder shall submit data about the persons, for the benefit of which it holds the shares".
1.3. Set forth clause 11.2., Article 11 as follows: "11.2. Dividend on preferred shares shall be paid not later than 60 days after making decision on dividend payment, unless earlier date is specified by a resolution of the general meeting of shareholders.
The amount of annual dividend on preferred shares is specified in clause 9.2 of these Articles of Association".
1.4. Set forth clause 11.3., Article 11 as follows: "11.3. Annual dividend on ordinary shares shall be paid not later than on December 31 of the financial year, in which it was decided to pay annual dividend, unless earlier date is specified by a resolution of the annual general meeting of shareholders.
Dividend on ordinary shares based on the performance for the first quarter, six months, nine months of the financial year shall be paid not later than 60 days after making decision on dividend payment, unless earlier date is specified by a resolution of the general meeting of shareholders".
1.5. Set forth paragraph 13), clause 13.2., Article 13 as follows: "13) approval of annual reports, annual financial statements of the Company, including profit and loss statements (profit and loss accounts) of the Company, as well as distribution of profit (including dividend payment (announcement), except for the profit distributed as dividends based on the performance for the first quarter, six months, nine months of the financial year) and losses of the Company based on the performance for the financial year, decisions on which are made by majority vote of the shareholders who hold Company's voting shares and attend the meeting;".
1.6. Supplement paragraph 13), clause 13.2., Article 13 with sub-paragraph 13 (1) as follows: "13) (1) dividend payment (announcement) based on the performance for the first quarter, six months, nine months of the financial year, decisions on which are made by majority vote of the shareholders who hold Company's voting shares and attend the meeting;".
1.7. Set forth sub-clause 13.2.18 , clause 13.2., Article 13 as follows: "18) making decision on participation in financial and industrial groups, associations and other unions of commercial organizations to be made by majority vote of the shareholders who hold the Company's voting shares and attend the meeting;".
1.8. Set forth clause 13.11., Article 13 as follows: "13.11. The list of persons entitled to attend the general meeting of shareholders shall be made based on the data of the Company's shareholder register.
The date of making the list of persons entitled to attend the general meeting of shareholders shall be not earlier than the date of making the decision to hold the general meeting of shareholders, not more than 50 days and not less than 35 days prior to the date of the meeting.
The date of making the list of persons entitled to attend an extraordinary general meeting of shareholders, agenda of which contains an item on the Company's Board of Directors election, shall be not earlier than the date of making the decision to hold the extraordinary general meeting of shareholders, not more than 65 days prior to, and not later than on, the date of notice of the extraordinary general meeting of shareholders".
1.9. Set forth clause 13.12., Article 13 as follows: "13.12. Notice on general meeting of shareholders must be given not later than 30 days prior to its date, except for the case when extraordinary general meeting of shareholders must be held within 40 days as from submission of a request to hold it (as from making decision to hold it) and notice of the meeting must be made not later than 20 days prior to its date.
In time specified, notice of general meeting of shareholders must be sent to each person specified in the list of persons entitled to attend the general meeting of shareholders by registered mail or delivered against signature to each of the specified persons, or published in "Rossiyskaya Gazeta" newspaper".
1.10. Set forth paragraph 11, clause 14.4., Article 14 as follows: "11) approval of decision on issue of securities, prospectuses, reports on Company's shares purchase for the purpose of their redemption, reports on shares redemption, reports on shareholders' requests for redemption of shares held by them;".
1.11. Set forth paragraph 14, clause 14.4., Article 14 as follows: "14) recommendations on distribution of profits, including size of dividend on the Company's shares and procedure for its payment, and losses of the Company based on the performance for the financial year;".
1.12. Exclude paragraph 25, clause 14.4., Article 14.
1.13. Set forth paragraph 26, clause 14.4., Article 14 as follows: "26) appointment of sole executive body (Director General), determining the term of his powers, as well as early termination of his powers and employment agreement with him;".
1.14. Set forth paragraph 34, clause 14.4., Article 14 as follows: "34) making decisions on the Company's participation in other commercial organizations (acting as a participant; termination of participation; modification of size of participating interest, par value of participating interest; modification of number of shares or par value of shares owned by the Company");".
1.15. Exclude paragraph 37, clause 14.4., Article 14.
1.16. Set forth paragraph 15, clause 15.4., Article 15 as follows: "15) preliminary consideration of branches' budgets and their execution results".

1.17. Exclude paragraph 3, clause 15.7, Article 15.
1.18. Set forth paragraph 2, clause 16.4., Article 16 as follows: "par. 2. Rights, duties, amount of remuneration and responsibilities of Director General shall be determined by the agreement to be entered into by him and the Company. The agreement with the Director General shall be made for the term of his powers as defined by the Company's Board of Directors".
Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	1,143,185,678	88.45%
Against	678,251	0.05%
Abstained	12,650,151	0.98%

Sub-clause 2, clause 1 of the draft resolution on the fifth item on the agenda put to vote: ***"Amend and supplement the Company's Articles of Association":***
2. Set forth clause 11.2., Article 11 as follows: "11.2. Dividend on preferred shares shall be paid by the Company on the dates to be specified by a resolution of the general meeting of shareholders on Company's dividend payment. The said date shall be not later than 60 days after the date of the resolution to pay dividend".
Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	340,043,288	26.31%
Against	804,709,248	62.26%
Abstained	13,521,378	1.05%

Sub-clause 3, clause 1 of the draft resolution on the fifth item on the agenda put to vote: ***"Amend and supplement the Company's Articles of Association":***
3. Set forth clause 11.3., Article 11 as follows: "11.3. Dividend on ordinary shares shall be paid by the Company on the dates to be specified by a resolution of the general meeting of shareholders on Company's dividend payment, however not later than 60 (sixty) days after the date of the resolution on its payment".
Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	340,048,790	26.31%
Against	804,655,879	62.25%
Abstained	13,546,100	1.05%

Sub-clause 4, clause 1 of the draft resolution on the fifth item on the agenda put to vote: ***"Amend and supplement the Company's Articles of Association":***
4. Set forth paragraph 19, clause 14.4., Article 14 as follows: "19) preliminary approval of a transaction or a number of related transactions relating to purchase, disposal or possible disposal by the Company, directly or indirectly, of the property, value of which makes 1 to 25 percent of the Company's assets book value as defined based on its most recent financial statements;".
Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders and had the right to vote on this item on the agenda
For	876,230,044	67.79%
Against	269,007,065	20.81%
Abstained	13,019,700	1.01%

Sub-clause 5, clause 1 of the draft resolution on the fifth item on the agenda put to vote: ***"Amend and supplement the Company's Articles of Association":***
5. Set forth clause 14.4.36, Article 14 as follows: "36) making proposals (including nominees to management and supervisory bodies) and making decisions on the issues referred to the competence of general meetings of shareholders of commercial organizations, in which the Company is sole shareholder eligible to vote at general meeting of shareholders;".
Voting results:

	Number of votes	Percentage of the number of votes held by the persons who

		attended the general meeting of shareholders on this item on the agenda
For	336,759,388	26.05%
Against	804,500,726	62.24%
Abstained	13,387,145	1.04%

Sub-clause 6, clause 1 of the draft resolution on the fifth item on the agenda put to vote: ***"Amend and supplement the Company's Articles of Association":***

6. Set forth clause 14.4.37, Article 14 as follows: "37) approval of procedure for Company's interaction with organizations, in which the Company owns shares and interest; making decisions in accordance with such procedure".

Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	336,882,362	26.06%
Against	805,104,673	62.29%
Abstained	12,641,238	0.98%

Sub-clause 7, clause 1 of the draft resolution on the fifth item on the agenda put to vote: ***"Amend and supplement the Company's Articles of Association":***

7. Supplement paragraph 38 (with modifying further numbering) in clause 14.4.37, Article 14 as follows: "38) defining position of the Company (Company's representatives), including, without limitation, instructions as to take part or not to take part in voting on items on the agenda, vote "for", "against" or "abstained" on draft resolutions, on the following items of the agenda of general meetings of shareholders of subsidiary and associated companies (hereinafter the "SAC") (except for the cases when the Company's Board of Directors performs functions of general meetings of shareholders of the SAC), and meetings of boards of directors of the SAC (except for the issues on approval of the agenda of general meetings of shareholders of the SAC, when the Company's Board of Directors performs functions of general meetings of shareholders of the SAC), including, without limitations, for the purpose of Company's supervising resolutions adopted by the companies that are subsidiary and associated in relation to the SAC:

a) on determining the agenda for general meeting of shareholders of the SAC;

b) on reorganization, liquidation of the SAC;

c) on defining number of members of the board of directors of the SAC; nomination and election of its members; and early termination of their powers;

d) on defining number, par value, category (type) of declared shares of the SAC, and rights attached to such shares;

e) on increase in authorized capital of the SAC by increasing par value of shares or placement of additional shares;

f) on placement of SAC's securities convertible into ordinary shares;

g) on splitting, consolidation of shares of the SAC;

h) on approval of major transactions to be performed by the SAC;

i) on SAC's participation in other organizations (on admission to an existing organization or creation of a new organization)".

Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	339,438,818	26.26%
Against	804,504,300	62.24%
Abstained	13,608,332	1.05%

Clause 2 of the draft resolution on the fifth item on the agenda put to vote: ***"Approve the amended and restated Articles of Association of the Company"***

Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders and had the right to vote on this item on the agenda
For	1,141,526,163	88.32%
Against	2,878,627	0.22%

Abstained	12,846,071	0.99%

Item 6. ***Introduction of amendment and supplements to the Provision on Board of Directors of the Company. Approval of the amended and restated Provision on Board of Directors of the Company»***
Sub-clause 1, clause 1 of draft resolution on the sixth item on the agenda put to vote: ***"Amend and supplement the Provision on Board of Directors of the Company":***
1.
1.1. Set forth sub-clause 3.1.1, clause 3.1, Article 3 as follows: "3.1.1 to appeal to the Company with requests in writing on provision of both open access and other inside information (documents) of the Company in accordance with procedures established by internal documents of the Company"
1.2. Set forth sub-clause 3.1.2, clause 3.1, Article 3 as follows: "3.1.2 to obtain compensation of expenses related to execution of the functions as a member of the Board of Directors of the Company in accordance with procedures established by this Provision;
To obtain a reward for execution of the functions as a member of the Board of Directors of the Company in accordance with procedures established by this Provision in case of absence of prohibition against his participation in the work of the managing body of the commercial organization for a fee according to the applicable legislation of the Russian Federation or to function as a member of the Board of Directors free of charge";
1.3. Add sub-clause 3.2.11 and sub-clause 3.2.12 to clause 3.2., Article 3 as follows: "3.2.11 to give the Company a written notice on establishment (remittal) of the prohibition against his participation in the work of the managing body of the commercial organization for a fee according to the applicable legislation of the Russian Federation;
3.2.12 To give the Company a written notice on intention to function as a member of the Board of Directors free of charge".
1.4 Set forth clause 3.4, Article 3 as follows: 3.4 On written demand of the member of the Board of Directors, the Company shall be obliged to afford access to the information (documents) specified in clause 3.1.1 of this Provision.
At that, the required information and documents should be provided for examination to the member of the Board of Directors within five days since the date of demand unless other terms provided by internal documents of the Company specifying the procedure of such information (documents) provision.
The Company shall be obliged to provide the member of the Board of Directors with copies of the required documents on his demand".
1.5 Set forth clause 6.3, Article 6 as follows: "6.3 The Board of Directors meeting shall be convened by the chairman of the Board of Directors on his own initiative, upon demand of the member of the Board of Directors, inspection committee, auditor of the Company, sole or collegial executive body and shareholders (shareholder) holding collectively not less that 5 per cent of voting shares of the Company.
The agenda of the meeting shall be determined by the chairman of the Board of Directors with due consideration of approved plan of work of the Board of Directors and received requirements of persons specified in the first paragraph of this clause".
1.6 Set forth clause 6.5, Article 6 as follows: "6.5 Notification on convening of meeting of the Board of Directors shall be sent to each member of the Board of Directors along with the required materials within a period of 14 business days prior to the meeting.
The indicated period can be reduced if it is necessary to solve special matters and if neither of members of the Board of Directors has objections.
If it is necessary to hold meeting of the Board of Directors quicker according to the applicable legislation notification period and provision of the required materials should be reduced.
The meeting notification shall be given to the members of the Board of Directors in the written form or in other appropriate way (including by mail, telegraph, teletype, telephone, electronic and other communication).
The meeting notification shall contain information specified in sub-clauses 6.4.3 – 6.4.8 of this Provision as well as address for forwarding written opinions of members of the Board of Directors.
On the initiative of the bodies and persons possessing a right to demand convening meeting of the Board of Directors additional items can be included into the agenda if neither of members of the Board of Directors has objections. Offer for inclusion of additional item into the agenda should be given in written form. The offer should contain item wording and information specified in sub-clauses 6.4.1, 6.4.2, 6.4.6 of this Provision.
Bodies and persons under whose offer the meeting is convenied (the item is included into the agenda) shall be entitled to withdraw the offer in writing at any time prior to the moment of tally of votes on the siggested items.
Should any circamstences arise preventing the meeting of the Board of Directors at the place and (or) at the time on which the members of the Board of Directors were notified the meeting under the planned agenda can be held at other place and (or) at other time.
All members of the Board of Directors shall be informed on the change of place and (or) time of the meeting of the Board of Directors in view of time required for arrivals of the members of the Board of Directors to the meeting.

The notice on the specified changes shall be given to the members od the Board of Directors in any form assuring the recepit of the notice by the member of the Board of Directors at the address of location of the member of the Board of Directors or at the address of correspondence receipt.
All members of the Board of Directors should be informed on the agenda change in accordance with procedures established for notification on convening meeting.
The first (organizational) meeting of the Board of Directors (in the event that the decision concerning the election of members of the Board of Directors and voting results were announced at the general meeting of shareholders during which the voting was held) shall be held at the day of general meeting of shareholders without preliminary forwarding of notifications".
1.7 Set forth clause 6.8, Article 6 as follows: "6.8 In case of holding the meeting in the form of joint physical presence the chairman shall be obliged to read the written opinion of the absent member of the Board of Directors before the voting on the item on the agenda for which the opinion is given.
If the received written opinion (of the member of the Board of Directors absent at the meeting held in the form of joint physical presence and during absentee vote) contains draft resolution different from the one initially offered for voting each member of the Board of Directors should give his vote opinion on such a draft resolution prior to minutes' execution".
1.8 Set forth clause 7.1, Article 7 as follows: "7.1 The Company bears expenses related to the activity of the Board of Directors including refund all documented expenses of the members of the Board of Directors connected with execution of their functions.
Fee and extra premium specified by clause 7.7 of this article are accrued and paid to the member of the Board of Directors executing his functions for a fee.
1.9 Set forth clause 7.2, Article 7 as follows: "7.2 Fee of the member of the Board of Directors consist of quarterly and annual fee".
1.10 Set forth clause 7.3, Article 7 as follows: "7.3 Quarterly fee of the member of the Board of Directors shall be RUR 200,000.
The fee for the Chairman of the Board of Directors shall be set with coefficient of 1.5.
Quarterly fee of the member of the Board of Directors shall be reduced by:
- 30% in case of his presence at less that a half of the meetings of the Board of Directors held in the form of joint physical presence;
- 100% in case of his participation in less than a half of all held meetings of the Board of Directors.
If changes in the Board of Directors took place and/or terms of function execution by the member of the Board of Directors (free of charge or for fee basis) were changed the fee should be accrued and paid according to the time during which the member of the Board of Directors executed his functions for a fee".
1.11 Set forth clause 7.4, Article 7 as follows: "7.4 Annual fees for all Board of Directors members shall be set as the amount according to the rates (per cents):
- from EBITDA of the Company according to the data of IFRS financial statements for the financial year;
- from net profit of the Company according to performance for the financial year applied for distribution of dividends.
The annual fee of one member of the Board of Directors shall be determined as figure calculated in accordnce with paragraphs 1-3 of this clause and divided by number of persons elected to the Board of Directors.
If change of the Board of Directors takes place and/or terms of execution of functions of the member of the Board of Directors (free of charge/for fee basis) are changed within the period from the moment of election of the Board of Directors by annual general meeting of shareholders till the next annual general meeting of shareholders the fee shall be accrued and paid in accordance with the time during which the member of the Board of Directors executed his functions for a fee.
Annual fee of the member of the Board of Directors determined in accordance with the fourth and fifth paragraphs of this clause shall be reduced by 50% in case of his participation in less than a half of all meetings of the Board of Directors held within his period of office".
1.12 Set forth clause 7.5, Article 7 as follows: "7.5 Rates (per cents) of allocations for calculation of the annual fee shall be set by the resolution of the annual general meeting of shareholders and shall be applied for determination of the fee amount for the persons who execute functions of the members of the Board of Directors until the next annual general meeting of the shareholders".
Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	1,236,423,893	95.66%
Against	34,821,581	2.69%

Abstained	13,156,554	1.02%

Sub-clause 2, clause 1 of the draft resolution for the sixth item on the agenda put to vote: ***"Amend and supplement the Provision on Board of Directors of the Company":***

2. Set forth clause 3.2.5, Article 3 as follows: "3.2.5 to initiate meetings of the Board of Directors for decision of urgent issues and has a right to include additional items into the agenda of the meeting;"

Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	431,982,513	33.42%
Against	838,814,481	64.90%
Abstained	17,457,006	1.35%

Sub-clause 3, clause 1 of the draft resolution on the sixth item on the agenda put to vote: ***"Amend and supplement the Provision on Board of Directors of the Company":***

3. Set forth paragraphs 1 and 2 of clause 6.5, Article 6 as follows: "6.5 Notice on meeting of the Board of Directors shall be sent to each member of the Board of Directors at least 14 business days prior to the meeting.

Notice on meeting of the Board of Directors shall be sent to each member of the Board of Directors in the written form by the approved means (including mail, telegraph, facsimile and electronic communication).

The materials required for the meeting of the Board of Directors shall be sent at least 10 business days prior to the date of meeting.

Each member of the Board of Directors has a right to send an offer on consideration of the additional item and draft resolution to the corporate secretary of the Company within 4 days after the receipt of the notice on the meeting of the Board of Directors. The Chairman of the Board of Directors shall be obliged to include this offer into the agenda of the planned meeting of the Board of Directors".

Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	431,991,769	33.42%
Against	838,823,125	64.90%
Abstained	17,635,972	1.36%

Sub-clause 4, clause 1 of the draft resolution on the sixth item on the agenda put to the vote: ***"Amend and supplement the Provision on Board of Directors of the Company":***

4. Set forth clause 6.8, Article 6 as follows: "6.8. The Chairman must declare written opinion of each member of the Board of Directors, who is absent on the meeting of the Board of Directors, prior to voting on the item on the agenda, on which this opinion is provided.

In case received written opinion (including the case when the meeting of the Board of Directors is held in absentia) contains proposal on draft resolution different from that, primarily proposed for voting, prior to drawing up of the minutes the Corporate Secretary must acquaint members of the Board of Directors with the specified opinion, suggesting to offer an opinion on this resolution, which shall be expressed by voting, in writing or in the other manner, convenient for them (including by means of mail, telegraph, teletype, telephone, electronic, fax or other type of communications)".

Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	244,222,300	18.89%
Against	1,026,773,184	79.44%
Abstained	17,456,681	1.35%

Sub-clause 5, clause 1 of the draft resolution on the sixth item on the agenda put to the vote: ***" Amend and supplement the Provision on Board of Directors of the Company":***

5. Set forth paragraphs 1,2,3,4 of clause 6.11, Article 6 as follows: "6.11. At the meeting of the Board of Directors the minutes shall be kept.

The minutes shall be drawn up no later than 3 days after its holding in form of joint physycal presence (end of term of acceptance of written opinions in case of absent voting).

The following shall be specified in the minutes of the meeting:

• Place and time of its holding in form of joint physycal presence, or, in case of absent voting, place of minutes

drawing up and end date of term of acceptance of written opinions of members of the Board of Directors;
• Pesons, who attended the meeting (in case of meeting holding in form of joint physycal presence);
• Persons, who provided written opinion on items on the agenda;
• The agenda of the meeting;
• Draft resolutions on items on the agenda put to the vote, and voting results on them;
• Made decisions
• Special opinions, expressed by members of the Board of Directors
The minutes of the meeting of the Board of Directors shall be signed by the Chairman of the Metting and the Corporate Secretary of the Company.
Signed Minutes shall be sent to each member of the Board of Directors within 3 days."
Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	244,200,295	18.89%
Against	1,026,776,702	79.44%
Abstained	17,444,960	1.35%

Sub-clause 6, clause 1 of the draft resolution on the sixth item on the agenda put to the vote: ***"Amend and supplement the Provision on the Board of Directors of the Company":***
6. Set forth clause 6.11, Article 6 as follows: "6.11. The minutes of the meeting of the Board of Directors shall be kept at the meeting. Minutes of the meeting of the Board of Directors shall be drawn up no later than 3 days after its holding in form of joint physical presence (end of term of acceptance of written opinions in case of absent voting).
The following shall be specified in the minutes of the meeting:
• Place and time of its holding in form of joint physical presence,
• Place and time of its holding in form of joint physical presence, end date of term of acceptance of written opinions of members of the Board of Directors;
• Pesons, who attended the meeting (in case of meeting holding in form of joint physical presence);
• Persons, who provided written opinion on items on the agenda;
• The agenda of the meeting;
• Draft resolutions on items on the agenda put to the vote, and voting results on them;
• Made decisions
• Special opinions, expressed by members of the Board of Directors (in case of receipt of requirement of member of the Board of Directors in accordance with clause 3.1.3. of this Provision);
The minutes of the meeting of the Board of Directors shall be signed by the Chairman of the Metting and the Corporate Secretary of the Company.
Copies of signed minutes shall be sent to each member of the Board of Directors within 3 days from the date of signing".
Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	432,151,869	33.43%
Against	838,815,762	64.90%
Abstained	16,841,734	1.30%

Clause 2 of the draft resolution on the sixth item on the agenda put to the vote: ***"Approve the amended and restated Provision on Board of Directors of the Company subject to introduced amendments".***
Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	1,234,191,928	95.49%
Against	38,056,257	2.94%
Abstained	16,168,569	1.25%

Item 7. ***"Determination of the size of annual compensation of members of the Board of Directors of the Company"***
Voting results:

	Number of votes	Percentage of the number of votes held by the persons who

		attended the general meeting of shareholders on this item on the agenda
For	1,259,707,410	97.46%
Against	4,562,400	0.35%
Abstained	24,508,548	1.90%

Item 8. ***"On termination of membership of CenterTelecom JSC in "Association of Telecommunications of Central and Chernozem Region"***

Voting results:

	Number of votes	Percentage of the number of votes held by the persons who attended the general meeting of shareholders on this item on the agenda
For	1,275,680,199	98.70%
Against	57,711	below 0.01%
Abstained	13,914,130	1.08%

2.6. Wording of resolutions passed by the general meeting:

Item 1:

1. Approve annual report, annual financial statements, including profit and loss statement (profit and loss accounts) of the Company for financial year 2006.

2. Distribute profit of the Company according to performance of 2006 accounting year as follows:

- to create reserve fund – RUR 102,392. 40 thousand;

- to pay dividends – RUR 520,326. 35 thousand, including:

- ***on A type preferred shares – RUR 0. 3893300 per share;***
- ***on ordinary shares – RUR 0.1999621 per share;***

- to increase the Company's equity – RUR 1,425,129. 25 thousand.

Pay dividends in cash on A type preferred shares by August 17, 2007 and on ordinary shares by December 20, 2007.

Item 2:

Elect the following persons as members of the Board of Directors of the Company:

1. ***Alexander Nikolaevich Kiselev***
2. ***Nikolay Bagratovich Arutyunov***
3. ***Maksim Yurievich Tsyganov***
4. ***Alexander Viktorovich Shevchuk***
5. ***Viktor Dmitrievich Savchenko***
6. ***Elena Petrovna Selvich***
7. ***Oksana Valerievna Petrova***
8. ***Mikhail Alexeevich Alexeev***
9. ***Ekaterina Sergeevna Erofteeva***
10. ***Sergey Ivanovich Kuznetsov***
11. ***Viktor Abramovich Polischuk.***

Item 3:

Elect Audit Committee of the Company as follows:

1. ***Sergey Vladimirovich Podosinov***
2. ***Olga Grigorievna Korolyova***
3. ***Polina Vladimirovna Burmistrova***
4. ***Natalia Valerievna Uzlova***
5. ***Evgeny Alexandrovich Nechaev***
6. ***Mikhail Viktorovich Tretyakov***
7. ***Igor Petrovich Pavlov.***

Item 4:

Approve Ernst and Young LLC as the Auditor of the Company for 2007.

Item 5:

1. Introduce amendments and supplements to the Articles of the Association of the Company as follows:
1.1. Set forth clause 8.5., Article 8 as follows: "8.5. Shareholders who hold at least 1 percent of votes at the general meeting of shareholders shall be entitled to require the Company to provide them with a list of persons entitled to attend the meeting. Documents details and postal address of shareholders who are individuals included in this list shall be only provided with their consent".
1.2. Set forth clause 11.1., Article 11 as follows: "11.1. The Company shall be entitled, based on the performance for the first quarter, six months, nine months of the financial year and (or) based on the performance for the financial year, make decisions on (announce) dividend payment on outstanding shares. Decision on dividend payment (announcement) based on the performance for the first quarter, six months and nine months of the financial year may be made within three months upon the end of the relevant period.
Source of dividend payment shall be the Company's profit after taxes (Company's net profit).
The Company's net profits shall be determined based on the data of the Company's financial statements. Dividends on preferred shares of certain types may be also paid on account of the Company's special funds created for this purpose earlier. In case of the Company's reorganization in the form of affiliation of other companies to the Company, the Company's net profit shall be determined by summing up its net profit and net profit (losses) of the companies to be affiliated as calculated in accordance with the regulations on accounting in the profit and loss statements of the companies to be affiliated as of the last reporting date (reorganization date).
Decision on dividend payment, size of dividend, and form of its payment on shares of each category (type) shall be made by the general meeting of shareholders. Size of dividend may not exceed that recommended by the Company's Board of Directors.
The list of persons entitled to dividend shall be made as of the date of making the list of persons entitled to attend the general meeting of shareholders, at which it is decided to pay the relevant dividend. To make the list of persons entitled to dividend, the nominee shareholder shall submit data about the persons, for the benefit of which it holds the shares".
1.3. Set forth clause 11.2., Article 11 as follows: "11.2. Dividend on preferred shares shall be paid not later than 60 days after making decision on dividend payment, unless earlier date is specified by a resolution of the general meeting of shareholders.
The amount of annual dividend on preferred shares is specified in clause 9.2 of these Articles of Association".
1.4. Set forth clause 11.3., Article 11 as follows: "11.3. Annual dividend on ordinary shares shall be paid not later than on December 31 of the financial year, in which it was decided to pay annual dividend, unless earlier date is specified by a resolution of the annual general meeting of shareholders.
Dividend on ordinary shares based on the performance for the first quarter, six months, nine months of the financial year shall be paid not later than 60 days after making decision on dividend payment, unless earlier date is specified by a resolution of the general meeting of shareholders".
1.5. Set forth paragraph 13), clause 13.2., Article 13 as follows: "13) approval of annual reports, annual financial statements of the Company, including profit and loss statements (profit and loss accounts) of the Company, as well as distribution of profit (including dividend payment (announcement), except for the profit distributed as dividends based on the performance for the first quarter, six months, nine months of the financial year) and losses of the Company based on the performance for the financial year, decisions on which are made by majority vote of the shareholders who hold Company's voting shares and attend the meeting;"
1.6. Supplement paragraph 13), clause 13.2., Article 13 with sub-paragraph 13 (1) as follows: "13) (1) dividend payment (announcement) based on the performance for the first quarter, six months, nine months of the financial year, decisions on which are made by majority vote of the shareholders who hold Company's voting shares and attend the meeting;"
1.7. Set forth sub-clause 13.2.18 , clause 13.2., Article 13 as follows: "18) making decision on participation in financial and industrial groups, associations and other unions of commercial organizations to be made by majority vote of the shareholders who hold the Company's voting shares and attend the meeting;"
1.8. Set forth clause 13.11., Article 13 as follows: "13.11. The list of persons entitled to attend the general meeting of shareholders shall be made based on the data of the Company's shareholder register.
The date of making the list of persons entitled to attend the general meeting of shareholders shall be not earlier than the date of making the decision to hold the general meeting of shareholders, not more than 50 days and not less than 35 days prior to the date of the meeting.
The date of making the list of persons entitled to attend an extraordinary general meeting of shareholders, agenda of which contains an item on the Company's Board of Directors election, shall be not earlier than the date of making the decision to hold the extraordinary general meeting of shareholders, not more than 65 days prior to, and not later than on, the date of notice of the extraordinary general meeting of shareholders".
1.9. Set forth clause 13.12., Article 13 as follows: "13.12. Notice on general meeting of shareholders must be given not later than 30 days prior to its date, except for the case when extraordinary general meeting of shareholders

must be held within 40 days as from submission of a request to hold it (as from making decision to hold it) and notice of the meeting must be made not later than 20 days prior to its date.
In time specified, notice of general meeting of shareholders must be sent to each person specified in the list of persons entitled to attend the general meeting of shareholders by registered mail or delivered against signature to each of the specified persons, or published in "Rossiyskaya Gazeta" newspaper.
1.10. Set forth paragraph 11, clause 14.4., Article 14 as follows: "11) approval of decision on issue of securities, prospectuses, reports on Company's shares purchase for the purpose of their redemption, reports on shares redemption, reports on shareholders' requests for redemption of shares held by them;"
1.11. Set forth paragraph 14, clause 14.4., Article 14 as follows: "14) recommendations on distribution of profits, including size of dividend on the Company's shares and procedure for its payment, and losses of the Company based on the performance for the financial year;"
1.12. Exclude paragraph 25, clause 14.4., Article 14.
1.13. Set forth paragraph 26, clause 14.4., Article 14 as follows: "26) appointment of sole executive body (Director General), determining the term of his powers, as well as early termination of his powers and employment agreement with him;»
1.14. Set forth paragraph 34, clause 14.4., Article 14 as follows: "34) making decisions on the Company's participation in other commercial organizations (acting as a participant; termination of participation; modification of size of participating interest, par value of participating interest; modification of number of shares or par value of shares owned by the Company");"
1.15. Exclude paragraph 37, clause 14.4., Article 14.
1.16. Set forth paragraph 15, clause 15.4., Article 15 as follows: "15) preliminary consideration of branches' budgets and their execution results".
1.17. Exclude paragraph 3, clause 15.7, Article 15.
1.18. Set forth paragraph 2, clause 16.4., Article 16 as follows: "par. 2. Rights, duties, amount of remuneration and responsibilities of Director General shall be determined by the agreement to be entered into by him and the Company. The agreement with the Director General shall be made for the term of his powers as defined by the Company's Board of Directors".
2. Approve the amended and restated Articles of Association of the Company

Item 6:
1. Introduce amendments and supplements to the Regulations on Board of Directors of the Company:
1.1. Set forth sub-clause 3.1.1, clause 3.1, Article 3 as follows: "3.1.1 to appeal to the Company with requests in writing on provision of both open access and other inside information (documents) of the Company in accordance with procedures established by internal documents of the Company"
1.2. Set forth sub-clause 3.1.2, clause 3.1, Article 3 as follows: "3.1.2 to obtain compensation of expenses related to execution of the functions as a member of the Board of Directors of the Company in accordance with procedures established by this Provision;
To obtain a reward for execution of the functions as a member of the Board of Directors of the Company in accordance with procedures established by this Provision in case of absence of prohibition against his participation in the work of the managing body of the commercial organization for a fee according to the applicable legislation of the Russian Federation or to function as a member of the Board of Directors free of charge";
1.3. Add sub-clause 3.2.11 and sub-clause 3.2.12 to clause 3.2., Article 3 as follows: "3.2.11 to give the Company a written notice on establishment (remittal) of the prohibition against his participation in the work of the managing body of the commercial organization for a fee according to the applicable legislation of the Russian Federation;
3.2.12 To give the Company a written notice on intention to function as a member of the Board of Directors free of charge".
1.4 Set forth clause 3.4, Article 3 as follows: 3.4 On the written demand of the member of the Board of Directors, the Company shall be obliged to afford access to the information (documents) specified in clause 3.1.1 of this Provision.
At that, the required information and documents should be provided for examination to the member of the Board of Directors within five days since the date of demand unless other terms provided by internal documents of the Company specifying the procedure of such information (documents) provision.
The Company shall be obliged to provide the member of the Board of Directors with copies of the required documents on his demand".
1.5 Set forth clause 6.3, Article 6as follows: "6.3 The Board of Directors meeting shall be convened by the chairman of the Board of Directors on his own initiative, upon demand of the member of the Board of Directors, inspection committee, auditor of the Company, sole or collegial executive body and shareholders (shareholder) holding collectively not less that 5 per cent of voting shares of the Company.

The agenda of the meeting shall be determined by the chairman of the Board of Directors with due consideration of approved plan of work of the Board of Directors and received requirements of persons specified in the first paragraph of this clause".

1.6 Set forth clause 6.5, Article 6 as follows: "6.5 Notification on convening of meeting of the Board of Directors shall be sent to each member of the Board of Directors along with the required materials within a period of 14 business days prior to the meeting.

The indicated period can be reduced if it is necessary to solve special matters and if neither of members of the Board of Directors has objections.

If it is necessary to hold meeting of the Board of Directors quicker according to the applicable legislation notification period and provision of the required materials should be reduced.

The meeting notification shall be given to the members of the Board of Directors in the written form or in other appropriate way (including by mail, telegraph, teletype, telephone, electronic and other communication).

The meeting notification shall contain information specified in sub-clauses 6.4.3 – 6.4.8 of this Provision as well as address for forwarding written opinions of members of the Board of Directors.

On the initiative of the bodies and persons possessing a right to demand convening meeting of the Board of Directors additional items can be included into the agenda if neither of members of the Board of Directors has objections. Offer for inclusion of the additional item into the agenda should be given in writing. The offer should contain item wording and information specified in sud-clauses 6.4.1, 6.4.2, 6.4.6 of this Provision.

Bodies and persons under whose offer the meeting is convenied (the item is included into the agenda) shall be entitled to withdraw the offer in writing at any time prior to the moment of tally of votes on the siggested items.

Should any circumstances arise preventing the meeting of the Board of Directors at the place and (or) at the time on which the members of the Board of Directors were notified the meeting under the planned agenda can be held at other place and (or) at other time.

All members of the Board of Directors shall be informed on the change of the place and (or) time of the meeting of the Board of Directors in view of time required for arrivals of the members of the Board of Directors to the meeting. The notice on the specified changes shall be given to the members of the Board of Directors in any form assuring the receipt of the notice by the member of the Board of Directors at the address of location of the member of the Board of Directors or at the address of correspondence receipt.

All members of the Board of Directors should be informed on the agenda change in accordance with procedures established for notification on convening meeting.

The first (organizational) meeting of the Board of Directors (in the event that the decision concerning the election of members of the Board of Directors and voting results were announced at the general meeting of shareholders during which the voting was held) shall be held at the day of general meeting of shareholders without preliminary forwarding of notifications".

1.7 Set forth clause 6.8, Article 6 as follows: "6.8 In case of holding the meeting in the form of joint physical presence the chairman shall be obliged to read the written opinion of the absent member of the Board of Directors before the voting on the item on the agenda for which the opinion is given.

If the received written opinion (of the member of the Board of Directors absent at the meeting held in the form of joint physical presence and during absent voting) contains draft resolution different from the one initially offered for voting each member of the Board of Directors should give his vote opinion on such a draft resolution prior to minutes' execution".

1.8 Set forth clause 7.1, Article 7 as follows: "7.1 The Company bears expenses related to the activity of the Board of Directors including refund all documented expenses of the members of the Board of Directors connected with execution of their functions.

Fee and extra premium specified in clause 7.7 of this article are accrued and paid to the member of the Board of Directors executing his functions for a fee.

1.9 Set forth clause 7.2, Article 7 as follows: "7.2 Fee of the member of the Board of Directors consists of quarterly and annual fee".

1.10 Set forth clause 7.3, Article 7 as follows: "7.3 Quarterly fee of the member of the Board of Directors shall be RUR 200,000.

The fee for the Chairman of the Board of Directors shall be set with coefficient of 1.5.

Quarterly fee of the member of the Board of Directors shall be reduced by:

- 30% in case of his presence at less that a half of the meetings of the Board of Directors held in the form of joint physical presence;
- 100% in case of his participation in less than a half of all held meetings of the Board of Directors.

If changes in the Board of Directors took place and/or terms of function execution by the member of the Board of Directors (free of charge or for fee basis) were changed the fee should be accrued and paid according to the time during which the member of the Board of Directors executed his functions for a fee".

1.11 Set forth clause 7.4, Article 7as follows: "7.4 Annual fees for all Board of Directors of the Company shall be set as the amount according to the rates (per cents):
- from EBITDA of the Company according to data of IFRS financial statements for the financial year;
- from net profit of the Company according to performance for the financial year applied for distribution of dividends.
The annual fee of one member of the Board of Directors shall be determined as figure calculated in accordance with paragraphs 1-3 of this clause and divided by number of persons elected to the Board of Directors.
If change of the Board of Directors takes place and/or terms of execution of functions of the member of the Board of Directors (free of charge/for fee basis) are changed within the period from the moment of election of the Board of Directors by annual general meeting of shareholders till the next annual general meeting of shareholders the fee shall be accrued and paid in accordance with the time during which the member of the Board of Directors executed his functions for a fee.
Annual fee of the member of the Board of Directors determined in accordance with the fourth and fifth paragraphs of this clause shall be reduced by 50% in case of his participation in less than a half of all meetings of the Board of Directors held within his period of office".
1.12 Set forth clause 7.5, Article 7 as follows: "7.5 Rates (per cents) of allocations for calculation of the annual fee shall be set by the resolution of the annual general meeting of shareholders and shall be applied for determination of the fee amount for the persons who executed functions of the members of the Board of Directors until the next annual general meeting of the shareholders".
2. Approve the amended and restated Regulations on the Board of Directors of the Company.

Item 7:
Approve the following rates (per cents) for allocations for calculation of the annual fee of the members of the Board of Directors:
- in the amount of 0.26% of EBITDA according to IFRS financial statements of the Company for 2007;
- in the amount of 0.78% of net profit of the Company applied for distribution of dividends at year-end of 2007.

Item 8:
Terminate participation of CenterTelecom JSC in the Association of Telecommunications of Central and Chernozem region.

2.7. Date of executing of minutes of the general meeting: ***June 29, 2007.***

3. Signature		
3.1. Director General of CenterTelecom	______________	V.A. Martirosyan
	Seal Here	
3.2. Dated June 29, 2007.		

Сообщение о существенном факте
«Сведения о решениях общих собраний»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***

2. Содержание сообщения

2.1. Вид общего собрания (годовое, внеочередное): ***годовое.***

2.2. Форма проведения общего собрания: ***собрание (совместное присутствие акционеров).***

2.3. Дата и место проведения общего собрания: ***18 июня 2007 года, г. Москва, Олимпийский проспект, д.18/1, гостиница «Ренессанс Москва».***

2.4. Кворум общего собрания: ***Для участия в годовом общем собрании зарегистрированы участники, обладающие в совокупности: 1 292 533 282 голосами по вопросам 1, 3-8 повестки дня, 14 217 866 102 голосами по вопросу 2 повестки дня, что составляет 81,91 % от имеющих право голоса по каждому из вопросов повестки дня. Таким образом, для принятия решений по всем вопросам повестки дня годового общего собрания акционеров ОАО «ЦентрТелеком» кворум имеется.***

2.5. Вопросы, поставленные на голосование, и итоги голосования по ним:

Вопрос 1. ***«Утверждение годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счета прибылей и убытков), а также распределение прибыли (в том числе выплата дивидендов) и убытков Общества по результатам отчетного 2006 финансового года»***

Пункт 1 проекта решения по первому вопросу повестки дня, поставленный на голосование: ***«Утвердить годовой отчет, годовую бухгалтерскую отчетность, в том числе отчет о прибылях и убытках (счет прибылей и убытков) Общества за 2006 финансовый год».***

Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	1 272 741 441	98,47%
Против	681	менее 0,01%
Воздержался	11 846 890	0,92%

Пункт 2 проекта решения по первому вопросу повестки дня, поставленный на голосование:

«Распределить прибыль Общества по результатам отчетного 2006 года следующим образом:

- на формирование резервного фонда 102 392, 4 тыс.руб.;

- на выплату дивидендов 520 326, 35 тыс.руб., в том числе:

- ***по привилегированным акциям типа А – 0, 3893300 руб. на одну акцию;***
- ***по обыкновенным акциям – 0, 1999621 руб. на одну акцию;***

- на увеличение собственного капитала Общества 1 425 129, 25 тыс.руб.

Дивиденды выплатить в денежной форме по привилегированным акциям типа А в срок до 17 августа 2007 года, по обыкновенным акциям в срок до 20 декабря 2007 года.»

Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	1 268 679 130	98,15%
Против	1 029 868	0,08%
Воздержался	11 840 390	0,92%

Вопрос 2. ***«Избрание членов Совета директоров Общества»***

Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу

		повестки дня
За	14 109 095 660	99,23%
Против	629 695	менее 0,01%
Воздержался	36 464 384	0,26%

№	Фамилия, имя, отчество кандидата	Количество голосов
1.	Киселев Александр Николаевич	1 408 270 052
2.	Арутюнов Николай Багратович	1 400 352 800
3.	Цыганов Максим Юрьевич	1 386 962 801
4.	Шевчук Александр Викторович	1 385 360 002
5.	Савченко Виктор Дмитриевич	1 104 147 979
6.	Сельвич Елена Петровна	1 103 381 351
7.	Петрова Оксана Валерьевна	1 103 333 296
8.	Алексеев Михаил Алексеевич	1 102 866 533
9.	Ерофтеева Екатерина Сергеевна	1 100 672 049
10.	Кузнецов Сергей Иванович	1 100 034 204
11.	Полищук Виктор Абрамович	1 099 885 290
12.	Половнев Игорь Георгиевич	509 230 726
13.	Васин Владислав Сергеевич	6 807 456
14.	Приданцев Сергей Владимирович	6 343 308
15.	Милованцев Дмитрий Александрович	1 172 127
16.	Чечельницкий Евгений Александрович	313 491
17.	Одинцова Наталья Юрьевна	228 742
18.	Дегтярев Валерий Викторович	136 436
19.	Коньков Сергей Сергеевич	134 890
20.	Васильева Екатерина Олеговна	109 305
21.	Леонов Олег Юрьевич	69 287
22.	Токарев Николай Владимирович	64 007
23.	Марков Константин Викторович	44 274
24.	Гавриленко Анатолий Анатольевич	41 369
25	Тушунов Дмитрий Юрьевич	13 545

Вопрос 3. ***«Избрание членов Ревизионной комиссии Общества»***
Результаты голосования:

п/п	Ф.И.О. кандидата	За		Против		Воздержалось		Недействительно	
		Количество голосов	%	Количество голосов	%	Количество голосов	%	Количество голосов	%
1	Подосинов Сергей Владимирович	894 561 822	69,21	195 733 981	15,14	40 509 893	3,13	32 277 421	2,50
2	Королева Ольга Григорьевна	852 018 102	65,92	192 935 055	14,93	95 051 933	7,35	23 078 027	1,79
3	Бурмистрова Полина Владимировна	818 502 297	63,33	226 767 611	17,54	95 145 336	7,36	22 667 873	1,75
4	Узлова Наталья Валерьевна	818 060 049	63,29	228 011 861	17,64	96 046 185	7,43	20 964 940	1,62
5	Нечаев Евгений Александрович	815 867 804	63,12	229 181 015	17,73	95 329 747	7,38	22 704 551	1,76
6	Третьяков Михаил Викторович	815 147 546	63,07	230 734 624	17,85	95 747 013	7,41	21 453 852	1,66
7	Павлов Игорь Петрович	812 922 051	62,89	231 138 680	17,88	94 966 155	7,35	24 056 231	1,86
8	Куликов Денис Викторович	279 270 380	21,61	842 448 006	65,18	17 811 400	1,38	23 553 331	1,82
9	Репин Игорь Николаевич	275 662 716	21,33	844 569 861	65,34	18 256 877	1,41	24 593 581	1,90
10	Николенко Марина Владимировна	13 826 002	1,07	1 031 061 666	79,77	95 240 806	7,37	22 954 643	1,78
11	Маркина Татьяна Николаевна	13 625 312	1,05	1 030 986 986	79,76	95 029 045	7,35	23 441 774	1,81
12	Топилин Михаил Викторович	9 800 386	0,76	1 036 273 312	80,17	95 810 365	7,41	21 198 972	1,64

13	Рассудимова Елена Александровна	1 303 542	0,10	1 036 864 609	80,22	95 952 344	7,42	28 962 622	2,24

Вопрос 4. ***«Утверждение аудитора Общества на 2007 год»***
Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	1 271 905 572	98,40%
Против	310 059	0,02%
Воздержался	11 624 135	0,90%

Вопрос 5. ***«Внесение изменений и дополнений в Устав Общества. Утверждение Устава Общества в новой редакции»***
Подпункт 1 пункта 1 проекта решения по пятому вопросу повестки дня, поставленный на голосование: ***«Внести изменения и дополнения в Устав Общества»:***
1.
1.1. Пункт 8.5. статьи 8 изложить в редакции: «8.5. Акционеры, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров - физических лиц, включенных в этот список, предоставляются только с их согласия».
1.2. Пункт 11.1. статьи 11 изложить в редакции: «11.1. Общество вправе по результатам первого квартала, полугодия, девяти месяцев финансового года и (или) по результатам финансового года принимать решения (объявлять) о выплате дивидендов по размещенным акциям. Решение о выплате (объявлении) дивидендов по результатам первого квартала, полугодия и девяти месяцев финансового года может быть принято в течение трех месяцев после окончания соответствующего периода.
Источником выплаты дивидендов является прибыль общества после налогообложения (чистая прибыль общества). Чистая прибыль общества определяется по данным бухгалтерской отчетности общества. Дивиденды по привилегированным акциям определенных типов также могут выплачиваться за счет ранее сформированных для этих целей специальных фондов общества. В случае реорганизации Общества в форме присоединения к нему других обществ чистая прибыль Общества определяется путем суммирования его чистой прибыли и чистых прибылей (убытков) присоединяемых обществ, исчисленных в соответствии с нормативными актами по бухгалтерскому учету в отчетах о прибылях и убытках присоединяемых обществ на последнюю отчетную дату (дату реорганизации).
Решение о выплате дивидендов, размере дивиденда и форме его выплаты по акциям каждой категории (типа) принимается общим собранием акционеров. Размер дивидендов не может быть больше рекомендованного Советом директоров Общества.
Список лиц, имеющих право получения дивидендов, составляется на дату составления списка лиц, имеющих право участвовать в общем собрании акционеров, на котором принимается решение о выплате соответствующих дивидендов. Для составления списка лиц, имеющих право получения дивидендов, номинальный держатель акций представляет данные о лицах, в интересах которых он владеет акциями».
1.3. Пункт 11.2. статьи 11 изложить в редакции: «11.2. Дивиденды по привилегированным акциям выплачиваются не позднее 60 дней со дня принятия решения о выплате дивидендов, если более ранний срок не установлен решением общего собрания акционеров.
Размер годовых дивидендов по привилегированным акциям определен в п.9.2 настоящего Устава».
1.4. Пункт 11.3. статьи 11 изложить в редакции: «11.3. Годовые дивиденды по обыкновенным акциям выплачиваются не позднее 31 декабря финансового года, в котором принято решение о выплате годовых дивидендов, если более ранний срок не установлен решением годового общего собрания акционеров.
Дивиденды по обыкновенным акциям по результатам первого квартала, полугодия, девяти месяцев финансового года выплачиваются не позднее 60 дней со дня принятия решения о выплате дивидендов, если более ранний срок не установлен решением общего собрания акционеров».
1.5. Подпункт 13) пункта 13.2. статьи 13 изложить в редакции: «13) утверждение годовых отчетов, годовой бухгалтерской отчетности Общества, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли, (в том числе выплата (объявление) дивидендов, за исключением прибыли, распределенной в качестве дивидендов по результатам первого квартала, полугодия, девяти месяцев финансового года) и убытков Общества по результатам финансового года, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;»
1.6. Дополнить подпункт 13) пункта 13.2. статьи 13 подпунктом 13 (1) в редакции: «13) (1) выплата (объявление) дивидендов по результатам первого квартала, полугодия, девяти месяцев финансового года решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;»
1.7. Подпункт 13.2.18 пункта 13.2. статьи 13 изложить в редакции: «18) принятие решения об участии в финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций принимаемое большинством голосов акционеров-владельцев голосующих акций Общества, принимающих участие в собрании;»

1.8. Пункт 13.11. статьи 13 изложить в редакции: «13.11. Список лиц, имеющих право на участие в общем собрании акционеров, составляется на основании данных реестра акционеров Общества.
Дата составления списка лиц, имеющих право на участие в общем собрании акционеров, устанавливается не ранее даты принятия решения о проведении общего собрания акционеров, не более чем за 50 дней и не менее чем за 35 дней до даты его проведения.
Дата составления списка лиц, имеющих право на участие во внеочередном общем собрании акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, устанавливается не ранее даты принятия решения о проведении внеочередного общего собрания акционеров, не более чем за 65 дней и не позднее даты сообщения о проведении внеочередного общего собрания акционеров».
1.9. Пункт 13.12. статьи 13 изложить в редакции: «13.12. Сообщение о проведении общего собрания акционеров должно быть сделано не позднее чем за 30 дней до даты его проведения, за исключением случая, когда внеочередное общее собрание акционеров должно быть проведено в течение 40 дней с момента представления требования о его проведении (с момента принятия решения о его проведении) и сообщение о проведении собрания должно быть сделано не позднее чем за 20 дней до даты его проведения.
В установленные сроки сообщение о проведении общего собрания акционеров должно быть направлено каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, заказным письмом или вручено каждому из указанных лиц под роспись, либо опубликовано в «Российской газете».
1.10. Подпункт 11 пункта 14.4. статьи 14 изложить в редакции: «11) утверждение решений о выпуске ценных бумаг, проспектов ценных бумаг, отчетов об итогах приобретения акций Общества в целях их погашения, отчетов об итогах погашения акций, отчетов об итогах предъявления акционерами требований о выкупе принадлежащих им акций;»
1.11. Подпункт 14 пункта 14.4. статьи 14 изложить в редакции: «14) рекомендации по распределению прибыли, в том числе по размеру дивиденда по акциям Общества и порядку его выплаты, и убытков общества по результатам финансового года;»
1.12. Исключить подпункт 25 пункта 14.4. статьи 14.
1.13. Подпункт 26 пункта 14.4. статьи 14 изложить в редакции: «26) назначение единоличного исполнительного органа (Генерального директора), определение срока его полномочий, а также досрочное прекращение его полномочий и заключенного с ним трудового договора;»
1.14. Подпункт 34 пункта 14.4. статьи 14 изложить в редакции: «34) принятие решений об участии Общества в других коммерческих организациях (вступлении в качестве участника, прекращении участия, изменении размера доли участия, номинальной стоимости доли участия, изменении количества акций или номинальной стоимости акций, принадлежащих Обществу);»
1.15. Исключить подпункт 37 пункта 14.4. статьи 14.
1.16. Подпункт 15 пункта 15.4. статьи 15 изложить в редакции: «15) предварительное рассмотрение бюджетов филиалов и итогов их выполнения.»
1.17. Исключить абзац 3 пункта 15.7 статьи 15.
1.18. Абзац 2 пункта 16.4.статьи 16 изложить в редакции: «абз.2. Права, обязанности, размер оплаты труда и ответственность Генерального директора определяются договором, заключаемым им с Обществом. Договор с Генеральным директором заключается на срок его полномочий, определенный Советом директоров Общества».
Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	1 143 185 678	88,45%
Против	678 251	0,05%
Воздержался	12 650 151	0,98%

Подпункт 2 пункта 1 проекта решения по пятому вопросу повестки дня, поставленный на голосование: ***«Внести изменения и дополнения в Устав Общества»:***
2. Пункт 11.2. статьи 11 изложить в редакции: «11.2. Дивиденды по привилегированным акциям выплачиваются Обществом в срок, устанавливаемый решением общего собрания акционеров о выплате дивидендов Общества. Указанный срок устанавливается не позднее 60 дней со дня принятия решения о выплате дивидендов.»
Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	340 043 288	26,31%
Против	804 709 248	62,26%
Воздержался	13 521 378	1,05%

Подпункт 3 пункта 1 проекта решения по пятому вопросу повестки дня, поставленный на голосование: ***«Внести изменения и дополнения в Устав Общества»:***
3. Пункт 11.3. статьи 11 изложить в редакции: «11.3. Дивиденды по обыкновенным акциям выплачиваются Обществом в срок, устанавливаемый решением общего собрания акционеров о выплате дивидендов Общества, но не позднее 60 (шестидесяти) дней после принятия решения об их выплате».
Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	340 048 790	26,31%
Против	804 655 879	62,25%
Воздержался	13 546 100	1,05%

Подпункт 4 пункта 1 проекта решения по пятому вопросу повестки дня, поставленный на голосование: ***«Внести изменения и дополнения в Устав Общества»:***

4. Подпункт 19 пункта 14.4. статьи 14 изложить в редакции: «19) предварительное одобрение сделки или нескольких взаимосвязанных сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 1 до 25 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату;»

Результаты голосования:

	Число голосов	Процент от общего числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров, и имевшие право голоса по данному вопросу повестки дня
За	876 230 044	67,79%
Против	269 007 065	20,81%
Воздержался	13 019 700	1,01%

Подпункт 5 пункта 1 проекта решения по пятому вопросу повестки дня, поставленный на голосование: ***«Внести изменения и дополнения в Устав Общества»:***

5. Пункт 14.4.36 статьи 14 изложить в редакции: «36) внесение предложений (включая кандидатов в органы управления и контроля) и принятие решений по вопросам, отнесенным к компетенции общих собраний участников коммерческих организаций, единственным участником которых, обладающим правом голоса на общем собрании участников, является Общество;»

Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	336 759 388	26,05%
Против	804 500 726	62,24%
Воздержался	13 387 145	1,04%

Подпункт 6 пункта 1 проекта решения по пятому вопросу повестки дня, поставленный на голосование: ***«Внести изменения и дополнения в Устав Общества»:***

6. Пункт 14.4.37 статьи 14 изложить в редакции: «37) утверждение порядка взаимодействия Общества с организациями, акциями и долями которых владеет Общество, принятие решений в соответствии с ним.»

Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	336 882 362	26,06%
Против	805 104 673	62,29%
Воздержался	12 641 238	0,98%

Подпункт 7 пункта 1 проекта решения по пятому вопросу повестки дня, поставленный на голосование: ***«Внести изменения и дополнения в Устав Общества»:***

7. Добавить подпункт 38 (изменив последующую нумерацию) пункта 14.4.37 статьи 14 в следующей редакции: «38) определение позиции Общества (представителей Общества), в том числе поручение принимать или не принимать участие в голосовании по вопросам повестки дня, голосовать по проектам решений "за", "против" или "воздержался", по следующим вопросам повесток дня общих собраний акционеров (участников) дочерних и зависимых хозяйственных обществ (далее - ДЗО) (за исключением случаев, когда функции общих собраний акционеров ДЗО выполняет Совет директоров Общества), и заседаний советов директоров ДЗО (за исключением вопроса об утверждении повестки дня общих собраний акционеров ДЗО, когда функции общих собраний акционеров ДЗО выполняет Совет директоров Общества), в том числе в целях осуществления Обществом контроля за решениями, принимаемыми обществами дочерними и зависимыми по отношению к ДЗО:

а) об определении повестки дня общего собрания акционеров (участников) ДЗО;

б) о реорганизации, ликвидации ДЗО;

в) об определении количественного состава совета директоров ДЗО, выдвижении и избрании его членов и досрочном прекращении их полномочий;

г) об определении количества, номинальной стоимости, категории (типа) объявленных акций ДЗО и прав, предоставляемых этими акциями;

д) об увеличении уставного капитала ДЗО путем увеличения номинальной стоимости акций или путем размещения дополнительных акций;

е) о размещении ценных бумаг ДЗО, конвертируемых в обыкновенные акции;
ж) о дроблении, консолидации акций ДЗО;
з) об одобрении крупных сделок, совершаемых ДЗО;
и) об участии ДЗО в других организациях (о вступлении в действующую организацию или создании новой организации)».
Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	339 438 818	26,26%
Против	804 504 300	62,24%
Воздержался	13 608 332	1,05%

Пункт 2 проекта решения по пятому вопросу повестки дня, поставленный на голосование: ***«Утвердить Устав Общества в новой редакции с учетом внесенных изменений»***
Результаты голосования:

	Число голосов	Процент от общего числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров, и имевшие право голоса по данному вопросу повестки дня
За	1 141 526 163	88,32%
Против	2 878 627	0,22%
Воздержался	12 846 071	0,99%

Вопрос 6. ***«Внесение изменений и дополнений в Положение о Совете директоров Общества. Утверждение Положения о Совете директоров Общества в новой редакции»***
Подпункт 1 пункта 1 проекта решения по шестому вопросу повестки дня, поставленный на голосование: ***«Внести изменения и дополнения в Положение о Совете директоров Общества»:***
1.
1.1. Подпункт 3.1.1 пункта 3.1 статьи 3 изложить в следующей редакции: «3.1.1. обращаться в Общество с письменными требованиями о предоставлении информации (документов) Общества, как являющейся общедоступной, так и иной информации, признаваемой Обществом инсайдерской, в порядке, установленном внутренними документами Общества».
1.2. Подпункт 3.1.2 пункта 3.1 статьи 3 изложить в следующей редакции: «3.1.2. получать компенсацию расходов, связанных с исполнением им функций члена Совета директоров Общества в порядке, предусмотренном настоящим Положением;
При отсутствии запрета на его участие на платной основе в работе органа управления коммерческой организации, установленного действующим законодательством Российской Федерации получать вознаграждение за исполнение им функций члена Совета директоров Общества в порядке, предусмотренном настоящим Положением, либо выполнять функции члена Совета директоров на бесплатной основе»;
1.3. Добавить в пункт 3.2 статьи 3 подпункт 3.2.11 и подпункт 3.2.12 в следующих редакциях: «3.2.11. письменно уведомить Общество об установлении (снятии) запрета на его участие на платной основе в работе органа управления коммерческой организации, установленного действующим законодательством Российской Федерации;
3.2.12. В случае своего намерения выполнять функции члена Совета директоров на бесплатной основе, письменно уведомить об этом Общество».
1.4. Пункт 3.4 статьи 3 изложить в следующей редакции: «3.4. Общество обязано по письменному требованию члена Совета директоров, обеспечить ему доступ к информации (документам), предусмотренной п.3.1.1 настоящего Положения.
При этом запрашиваемые информация и документы должны быть предоставлены для ознакомления члену Совета директоров в течение пяти дней со дня предъявления соответствующего требования, если внутренними документами Общества, определяющими порядок предоставления такой информации (документов), не предусмотрен иной срок.
Общество обязано по требованию члена Совета директоров предоставить ему копии необходимых ему документов.»
1.5. Пункт 6.3 статьи 6 изложить в следующей редакции: «6.3. Заседание Совета директоров созывается председателем Совета директоров по его собственной инициативе, по требованию члена Совета директоров, ревизионной комиссии, аудитора Общества, единоличного или коллегиального исполнительного органа Общества, а также по требованию акционеров (акционера), владеющих в совокупности не менее чем 5 процентами голосующих акций Общества.
Повестка дня созываемого заседания определяется председателем Совета директоров с учетом утвержденного плана работы Совета директоров и поступивших требований лиц, перечисленных в абзаце первом настоящего пункта».
1.6. Пункт 6.5 статьи 6 изложить в следующей редакции: «6.5. Уведомление о созыве заседания Совета директоров направляется каждому члену Совета директоров вместе с необходимыми материалами в срок не менее чем за 14 рабочих дней до проведения заседания.
Указанный срок может быть сокращен в случае необходимости экстренного решения каких-либо вопросов при условии, если ни один из членов Совета директоров не возражает.
Если заседание Совета директоров необходимо провести в более сжатые сроки в соответствии с действующим

законодательством, срок направления уведомления вместе с необходимыми материалами должен быть сокращен.
Уведомление о проведении заседания направляется членам Совета директоров в письменной форме или иным удобным для них образом (в том числе посредством почтовой, телеграфной, телетайпной, телефонной, электронной или иной связи).
Уведомление о проведении заседания должно содержать информацию, указанную в п/п 6.4.3 - 6.4.8 настоящего Положения, а также указание на адрес, по которому члены Совета директоров могут направить свое письменное мнение.
По инициативе органов и лиц, обладающих правом требовать созыва заседания Совета директоров, в повестку дня созванного заседания Председателем Совета директоров могут быть включены дополнительные вопросы при условии, если ни один из членов Совета директоров не возражает. Предложение о включении дополнительного вопроса в повестку дня созванного заседания должно быть подано в письменной форме и содержать формулировку такого вопроса, а также информацию, предусмотренную п.п. 6.4.1, 6.4.2, 6.4.6 настоящего Положения.
Органы и лица, по предложению которых созвано заседание (включен вопрос в повестку дня заседания) вправе в письменной форме отозвать свое предложение в любое время до момента подведения итогов голосования по предложенным вопросам.
При возникновении обстоятельств, делающих невозможным или затрудняющих проведение заседания Совета директоров в месте и (или) во время, о которых члены Совета директоров были уведомлены, заседание по запланированной повестке дня может быть проведено в ином месте и (или) в иное время.
Об изменении места и(или) времени заседания Совета директоров все члены Совета директоров должны быть уведомлены с учетом нормально необходимого времени для прибытия членов Совета директоров на заседание. Уведомление об указанных изменениях направляется членам Совета директоров в любой форме, гарантирующей получение уведомления членом Совета директоров по адресу места нахождения члена Совета директоров или по адресу получения им корреспонденции.
Об изменении повестки дня заседания все члены Совета директоров должны быть уведомлены в порядке, предусмотренном для уведомления о проведении заседания.
Без предварительной рассылки уведомлений в день общего собрания акционеров, на котором избран Совет директоров, проводится первое (организационное) заседание Совета директоров (в случае, если решение по вопросу об избрании членов Совета директоров, а также итоги голосования по нему были оглашены на общем собрании акционеров, в ходе которого проводилось голосование)».
1.7. Пункт 6.8 статьи 6 изложить в следующей редакции: «6.8. При проведении заседания в форме совместного присутствия председательствующий обязан огласить письменное мнение члена Совета директоров, отсутствующего на заседании Совета директоров, до начала голосования по вопросу повестки дня, по которому представлено это мнение.
Если полученное письменное мнение (члена Совета директоров, отсутствующего на заседании, проводимом в форме совместного присутствия, а также при проведении заочного голосования) содержит предложение проекта решения, отличающегося от предложенного для голосования первоначально, каждый член Совета директоров до оформления протокола должен сообщить по такому проекту решения свое мнение, выраженное голосованием».
1.8. Пункт 7.1 статьи 7 изложить в следующей редакции: «7.1. Общество несет расходы, связанные с деятельностью Совета директоров, в том числе компенсирует членам Совета директоров все документально подтвержденные расходы, связанные с осуществлением ими своих функций.
Члену Совета директоров Общества, исполняющему свои функции на платной основе, начисляется и выплачивается вознаграждение за исполнение им своих функций, а также надбавка к вознаграждению, предусмотренная п.7.7 настоящей статьи».
1.9. Пункт 7.2 статьи 7 изложить в следующей редакции: «7.2. Вознаграждение члена Совета директоров состоит из ежеквартального и годового».
1.10. Пункт 7.3 статьи 7 изложить в следующей редакции: «7.3. Ежеквартальное вознаграждение члена Совета директоров устанавливается в размере 200 000 руб.
Председателю Совета директоров вознаграждение устанавливается с коэффициентом 1,5.
Ежеквартальное вознаграждение члена Совета директоров уменьшается на:
- 30% - в случае его присутствия менее чем на половине заседаний Совета директоров, проведенных в форме совместного присутствия;
100% - при его участии менее чем в половине всех проведенных заседаний Совета директоров.
Если в течение квартала произошло изменение персонального состава Совета директоров и/или изменились условия исполнения членом Совета его функций (платная/бесплатная основа), вознаграждение начисляется и выплачивается пропорционально времени, в течение которого член Совета директоров осуществлял свои функции на платной основе».
1.11. Пункт 7.4 статьи 7 изложить в следующей редакции: «7.4. Годовое вознаграждение для всего состава Совета директоров Общества устанавливается как сумма отчислений в соответствии с нормативами (процентами):
- от EBITDA Общества по данным бухгалтерской отчетности по МСФО за отчетный год;
- от суммы чистой прибыли Общества, по итогам отчетного года направляемой на выплату дивидендов.
Годовое вознаграждение одного члена Совета директоров определяется как величина, исчисленная в соответствии с абзацами 1 - 3 настоящего пункта, деленная на количество лиц, избранных в состав Совета директоров.
Если в период с момента избрания Совета директоров годовым общим собранием акционеров до следующего годового общего собрания акционеров произошло изменение персонального состава Совета директоров и/или

изменились условия исполнения членом Совета его функций (платная/бесплатная основа), вознаграждение начисляется и выплачивается пропорционально времени, в течение которого член Совета директоров осуществлял свои обязанности на платной основе.

Годовое вознаграждение члена Совета директоров, определенное в соответствии с абзацами четвертым и пятым настоящего пункта, уменьшается на 50% в случае его участия менее чем в половине всех проведенных за время срока его полномочий заседаний Совета директоров».

1.12. Пункт 7.5 статьи 7 изложить в следующей редакции: «7.5. Нормативы (проценты) отчислений для расчета годового вознаграждения устанавливаются решением годового общего собрания акционеров, и применяются для определения размера вознаграждения лиц, осуществляющих функции членов Совета директоров до следующего годового общего собрания акционеров».

Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	1 236 423 893	95,66%
Против	34 821 581	2,69%
Воздержался	13 156 554	1,02%

Подпункт 2 пункта 1 проекта решения по шестому вопросу повестки дня, поставленный на голосование: ***«Внести изменения и дополнения в Положение о Совете директоров Общества»:***

2. Пункт 3.2.5 статьи 3 изложить в следующей редакции: «3.2.5. инициировать заседания Совета директоров для решения неотложных вопросов, а также имеет право вносить дополнительные вопросы в повестку дня назначенного заседания;»

Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	431 982 513	33,42%
Против	838 814 481	64,90%
Воздержался	17 457 006	1,35%

Подпункт 3 пункта 1 проекта решения по шестому вопросу повестки дня, поставленный на голосование: ***«Внести изменения и дополнения в Положение о Совете директоров Общества»:***

3. Абзацы 1 и 2 пункта 6.5 статьи 6 изложить в следующей редакции: «6.5. Уведомление о созыве заседания Совета директоров направляется каждому члену Совета директоров в срок не менее чем за 14 рабочих дней до проведения заседания.

Уведомление о проведении заседания направляется членам Совета директоров в письменной форме согласованным с ним способом (в том числе посредством почтовой, телеграфной, факсимильной или электронной связи).

Необходимые материалы к заседанию Совета директоров направляются в срок не менее чем за 10 рабочих дней до даты проведения заседания.

В течение 4 дней после получения уведомления о проведении заседания Совета директоров каждый член Совета директоров имеет право направить корпоративному секретарю Общества предложение о рассмотрении дополнительного вопроса и проекта решения по нему. Председатель Совета директоров при получении данного предложения обязан включить его рассмотрение в повестку планируемого заседания Совета директоров.»

Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	431 991 769	33,42%
Против	838 823 125	64,90%
Воздержался	17 635 972	1,36%

Подпункт 4 пункта 1 проекта решения по шестому вопросу повестки дня, поставленный на голосование: ***«Внести изменения и дополнения в Положение о Совете директоров Общества»:***

4. Пункт 6.8 статьи 6 изложить в следующей редакции: «6.8. Председательствующий обязан огласить письменное мнение члена Совета директоров, отсутствующего на заседании Совета директоров, до начала голосования по вопросу повестки дня, по которому представлено это мнение.

Если полученное письменное мнение (в том числе при проведении заседания Совета директоров в заочной форме) содержит предложение проекта решения, отличающегося от предложенного для голосования первоначально, Корпоративный секретарь должен до оформления протокола ознакомить остальных членов Совета директоров с указанным мнением, предложив сообщить по нему свое мнение, выраженное голосованием, в письменной форме или иным удобным для них образом (в том числе посредством почтовой, телеграфной, телетайпной, телефонной, электронной, факсимильной и иной связью)».

Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу

		повестки дня
За	244 222 300	18,89%
Против	1 026 773 184	79,44%
Воздержался	17 456 681	1,35%

Подпункт 5 пункта 1 проекта решения по шестому вопросу повестки дня, поставленный на голосование: ***«Внести изменения и дополнения в Положение о Совете директоров Общества»:***

5. Абзацы 1,2,3,4 пункта 6.11 статьи 6 изложить в следующей редакции: «6.11. На заседании Совета директоров ведется протокол.

Протокол заседания Совета директоров составляется не позднее 3 дней после его проведения в форме совместного присутствия (окончания срока приема письменных мнений в случае заочного голосования).

В протоколе заседания указываются:

• место и время его проведения в форме совместного присутствия, или, в случае заочного голосования, место составления протокола и дата окончания срока приема письменных мнений членов Совета директоров;

• лица, присутствующие на заседании (в случае проведения заседания в форме совместного присутствия);

• лица, представившие письменное мнение по вопросам повестки дня;

• повестка дня заседания;

• проекты решений по вопросам повестки, поставленные на голосование и итоги голосования по ним;

• принятые решения

• особые мнения, выраженные членами Совета директоров

Протокол заседания Совета директоров подписывается председательствующим на заседании и Корпоративным секретарем Общества.

Подписанный Протокол направляется всем членам Совета директоров в 3-х дневный срок.»

Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	244 200 295	18,89%
Против	1 026 776 702	79,44%
Воздержался	17 444 960	1,35%

Подпункт 6 пункта 1 проекта решения по шестому вопросу повестки дня, поставленный на голосование: ***«Внести изменения и дополнения в Положение о Совете директоров Общества»:***

6. Пункт 6.11 статьи 6 изложить в следующей редакции: «6.11. На заседании Совета директоров ведется протокол. Протокол заседания Совета директоров составляется не позднее 3 дней после его проведения в форме совместного присутствия (окончания срока приема письменных мнений в случае заочного голосования).

В протоколе заседания указываются:

• место и время его проведения в форме совместного присутствия,

• место и время его проведения в форме совместного присутствия, дата окончания срока приема письменных мнений членов Совета директоров;

• лица, присутствующие на заседании (в случае проведения заседания в форме совместного присутствия);

• лица, представившие письменное мнение по вопросам повестки дня;

• повестка дня заседания;

• проекты решений по вопросам повестки, поставленные на голосование и итоги голосования по ним;

• принятые решения

• особые мнения, выраженные членами Совета директоров (в случае поступления требования члена Совета директоров в соответствии с п. 3.1.3. настоящего Положения);

Протокол заседания Совета директоров подписывается председательствующим на заседании и Корпоративным секретарем Общества.

Копии подписанного Протокола направляются всем членам Совета директоров в 3-х дневный срок с даты подписания».

Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	432 151 869	33,43%
Против	838 815 762	64,90%
Воздержался	16 841 734	1,30%

Пункт 2 проекта решения по шестому вопросу повестки дня, поставленный на голосование: ***«Утвердить Положение о Совете директоров Общества в новой редакции с учетом внесенных изменений».***

Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	1 234 191 928	95,49%

Против	38 056 257	2,94%
Воздержался	16 168 569	1,25%

Вопрос 7. ***«Определение размера годового вознаграждения членов Совета директоров Общества»***
Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	1 259 707 410	97,46%
Против	4 562 400	0,35%
Воздержался	24 508 548	1,90%

Вопрос 8. ***«О прекращении участия ОАО «ЦентрТелеком» в «Ассоциации электросвязи Центрально-Черноземного региона»***
Результаты голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании акционеров по данному вопросу повестки дня
За	1 275 680 199	98,70%
Против	57 711	менее 0,01%
Воздержался	13 914 130	1,08%

2.6. Формулировки решений, принятых общим собранием:

Вопрос 1:
1. Утвердить годовой отчет, годовую бухгалтерскую отчетность, в том числе отчет о прибылях и убытках (счет прибылей и убытков) Общества за 2006 финансовый год.
2. Распределить прибыль Общества по результатам отчетного 2006 года следующим образом:
- на формирование резервного фонда 102 392, 40 тыс.руб.;
- на выплату дивидендов 520 326, 35 тыс.руб., в том числе:

- ***по привилегированным акциям типа А – 0, 3893300 руб. на одну акцию;***
- ***по обыкновенным акциям – 0, 1999621 руб. на одну акцию;***

- на увеличение собственного капитала Общества 1 425 129, 25 тыс.руб.
Дивиденды выплатить в денежной форме по привилегированным акциям типа А в срок до 17 августа 2007 года, по обыкновенным акциям в срок до 20 декабря 2007 года.

Вопрос 2:
Избрать членами Совета директоров Общества:

1. ***Киселева Александра Николаевича***
2. ***Арутюнова Николая Багратовича***
3. ***Цыганова Максима Юрьевича***
4. ***Шевчука Александра Викторовича***
5. ***Савченко Виктора Дмитриевича***
6. ***Сельвич Елену Петровну***
7. ***Петрову Оксану Валерьевну***
8. ***Алексеева Михаила Алексеевича***
9. ***Ерофтееву Екатерину Сергеевну***
10. ***Кузнецова Сергея Ивановича***
11. ***Полищука Виктора Абрамовича.***

Вопрос 3:
Избрать Ревизионную комиссию Общества в составе:

1. ***Подосинов Сергей Владимирович***
2. ***Королева Ольга Григорьевна***
3. ***Бурмистрова Полина Владимировна***
4. ***Узлова Наталья Валерьевна***
5. ***Нечаев Евгений Александрович***
6. ***Третьяков Михаил Викторович***
7. ***Павлов Игорь Петрович.***

Вопрос 4:
Утвердить аудитором Общества на 2007 год ООО «Эрнст энд Янг».

Вопрос 5:

1. Внести изменения и дополнения в Устав Общества:

1.1. Пункт 8.5. статьи 8 изложить в редакции: «8.5. Акционеры, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров - физических лиц, включенных в этот список, предоставляются только с их согласия».

1.2. Пункт 11.1. статьи 11 изложить в редакции: «11.1. Общество вправе по результатам первого квартала, полугодия, девяти месяцев финансового года и (или) по результатам финансового года принимать решения (объявлять) о выплате дивидендов по размещенным акциям. Решение о выплате (объявлении) дивидендов по результатам первого квартала, полугодия и девяти месяцев финансового года может быть принято в течение трех месяцев после окончания соответствующего периода.

Источником выплаты дивидендов является прибыль общества после налогообложения (чистая прибыль общества). Чистая прибыль общества определяется по данным бухгалтерской отчетности общества. Дивиденды по привилегированным акциям определенных типов также могут выплачиваться за счет ранее сформированных для этих целей специальных фондов общества. В случае реорганизации Общества в форме присоединения к нему других обществ чистая прибыль Общества определяется путем суммирования его чистой прибыли и чистых прибылей (убытков) присоединяемых обществ, исчисленных в соответствии с нормативными актами по бухгалтерскому учету в отчетах о прибылях и убытках присоединяемых обществ на последнюю отчетную дату (дату реорганизации).

Решение о выплате дивидендов, размере дивиденда и форме его выплаты по акциям каждой категории (типа) принимается общим собранием акционеров. Размер дивидендов не может быть больше рекомендованного Советом директоров Общества.

Список лиц, имеющих право получения дивидендов, составляется на дату составления списка лиц, имеющих право участвовать в общем собрании акционеров, на котором принимается решение о выплате соответствующих дивидендов. Для составления списка лиц, имеющих право получения дивидендов, номинальный держатель акций представляет данные о лицах, в интересах которых он владеет акциями».

1.3. Пункт 11.2. статьи 11 изложить в редакции: «11.2. Дивиденды по привилегированным акциям выплачиваются не позднее 60 дней со дня принятия решения о выплате дивидендов, если более ранний срок не установлен решением общего собрания акционеров.

Размер годовых дивидендов по привилегированным акциям определен в п.9.2 настоящего Устава».

1.4. Пункт 11.3. статьи 11 изложить в редакции: «11.3. Годовые дивиденды по обыкновенным акциям выплачиваются не позднее 31 декабря финансового года, в котором принято решение о выплате годовых дивидендов, если более ранний срок не установлен решением годового общего собрания акционеров.

Дивиденды по обыкновенным акциям по результатам первого квартала, полугодия, девяти месяцев финансового года выплачиваются не позднее 60 дней со дня принятия решения о выплате дивидендов, если более ранний срок не установлен решением общего собрания акционеров».

1.5. Подпункт 13) пункта 13.2. статьи 13 изложить в редакции: «13) утверждение годовых отчетов, годовой бухгалтерской отчетности Общества, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли, (в том числе выплата (объявление) дивидендов, за исключением прибыли, распределенной в качестве дивидендов по результатам первого квартала, полугодия, девяти месяцев финансового года) и убытков Общества по результатам финансового года, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;»

1.6. Дополнить подпункт 13) пункта 13.2. статьи 13 подпунктом 13 (1) в редакции: «13) (1) выплата (объявление) дивидендов по результатам первого квартала, полугодия, девяти месяцев финансового года решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;»

1.7. Подпункт 13.2.18 пункта 13.2. статьи 13 изложить в редакции: «18) принятие решения об участии в финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций принимаемое большинством голосов акционеров-владельцев голосующих акций Общества, принимающих участие в собрании;»

1.8. Пункт 13.11. статьи 13 изложить в редакции: «13.11. Список лиц, имеющих право на участие в общем собрании акционеров, составляется на основании данных реестра акционеров Общества.

Дата составления списка лиц, имеющих право на участие в общем собрании акционеров, устанавливается не ранее даты принятия решения о проведении общего собрания акционеров, не более чем за 50 дней и не менее чем за 35 дней до даты его проведения.

Дата составления списка лиц, имеющих право на участие во внеочередном общем собрании акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, устанавливается не ранее даты принятия решения о проведении внеочередного общего собрания акционеров, не более чем за 65 дней и не позднее даты сообщения о проведении внеочередного общего собрания акционеров».

1.9. Пункт 13.12. статьи 13 изложить в редакции: «13.12. Сообщение о проведении общего собрания акционеров должно быть сделано не позднее чем за 30 дней до даты его проведения, за исключением случая, когда внеочередное общее собрание акционеров должно быть проведено в течение 40 дней с момента представления требования о его проведении (с момента принятия решения о его проведении) и сообщение о проведении собрания должно быть сделано не позднее чем за 20 дней до даты его проведения.

В установленные сроки сообщение о проведении общего собрания акционеров должно быть направлено каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, заказным письмом или

вручено каждому из указанных лиц под роспись, либо опубликовано в «Российской газете».
1.10. Подпункт 11 пункта 14.4. статьи 14 изложить в редакции: «11) утверждение решений о выпуске ценных бумаг, проспектов ценных бумаг, отчетов об итогах приобретения акций Общества в целях их погашения, отчетов об итогах погашения акций, отчетов об итогах предъявления акционерами требований о выкупе принадлежащих им акций;»
1.11. Подпункт 14 пункта 14.4. статьи 14 изложить в редакции: «14) рекомендации по распределению прибыли, в том числе по размеру дивиденда по акциям Общества и порядку его выплаты, и убытков общества по результатам финансового года;»
1.12. Исключить подпункт 25 пункта 14.4. статьи 14.
1.13. Подпункт 26 пункта 14.4. статьи 14 изложить в редакции: «26) назначение единоличного исполнительного органа (Генерального директора), определение срока его полномочий, а также досрочное прекращение его полномочий и заключенного с ним трудового договора;»
1.14. Подпункт 34 пункта 14.4. статьи 14 изложить в редакции: «34) принятие решений об участии Общества в других коммерческих организациях (вступлении в качестве участника, прекращении участия, изменении размера доли участия, номинальной стоимости доли участия, изменении количества акций или номинальной стоимости акций, принадлежащих Обществу);»
1.15. Исключить подпункт 37 пункта 14.4. статьи 14.
1.16. Подпункт 15 пункта 15.4. статьи 15 изложить в редакции: «15) предварительное рассмотрение бюджетов филиалов и итогов их выполнения.»
1.17. Исключить абзац 3 пункта 15.7 статьи 15.
1.18. Абзац 2 пункта 16.4.статьи 16 изложить в редакции: «абз.2. Права, обязанности, размер оплаты труда и ответственность Генерального директора определяются договором, заключаемым им с Обществом. Договор с Генеральным директором заключается на срок его полномочий, определенный Советом директоров Общества».
2. Утвердить Устав Общества в новой редакции с учетом внесенных изменений.

Вопрос 6:
1. Внести изменения и дополнения в Положение о Совете директоров Общества:
1.1. Подпункт 3.1.1 пункта 3.1 статьи 3 изложить в следующей редакции: «3.1.1. обращаться в Общество с письменными требованиями о предоставлении информации (документов) Общества, как являющейся общедоступной, так и иной информации, признаваемой Обществом инсайдерской, в порядке, установленном внутренними документами Общества».
1.2. Подпункт 3.1.2 пункта 3.1 статьи 3 изложить в следующей редакции: «3.1.2. получать компенсацию расходов, связанных с исполнением им функций члена Совета директоров Общества в порядке, предусмотренном настоящим Положением;
При отсутствии запрета на его участие на платной основе в работе органа управления коммерческой организации, установленного действующим законодательством Российской Федерации получать вознаграждение за исполнение им функций члена Совета директоров Общества в порядке, предусмотренном настоящим Положением, либо выполнять функции члена Совета директоров на бесплатной основе»;
1.3. Добавить в пункт 3.2 статьи 3 подпункт 3.2.11 и подпункт 3.2.12 в следующих редакциях: «3.2.11. письменно уведомить Общество об установлении (снятии) запрета на его участие на платной основе в работе органа управления коммерческой организации, установленного действующим законодательством Российской Федерации;
3.2.12. В случае своего намерения выполнять функции члена Совета директоров на бесплатной основе, письменно уведомить об этом Общество».
1.4. Пункт 3.4 статьи 3 изложить в следующей редакции: «3.4. Общество обязано по письменному требованию члена Совета директоров, обеспечить ему доступ к информации (документам), предусмотренной п.3.1.1 настоящего Положения.
При этом запрашиваемые информация и документы должны быть предоставлены для ознакомления члену Совета директоров в течение пяти дней со дня предъявления соответствующего требования, если внутренними документами Общества, определяющими порядок предоставления такой информации (документов), не предусмотрен иной срок.
Общество обязано по требованию члена Совета директоров предоставить ему копии необходимых ему документов.»
1.5. Пункт 6.3 статьи 6 изложить в следующей редакции: «6.3. Заседание Совета директоров созывается председателем Совета директоров по его собственной инициативе, по требованию члена Совета директоров, ревизионной комиссии, аудитора Общества, единоличного или коллегиального исполнительного органа Общества, а также по требованию акционеров (акционера), владеющих в совокупности не менее чем 5 процентами голосующих акций Общества.
Повестка дня созываемого заседания определяется председателем Совета директоров с учетом утвержденного плана работы Совета директоров и поступивших требований лиц, перечисленных в абзаце первом настоящего пункта».
1.6. Пункт 6.5 статьи 6 изложить в следующей редакции: «6.5. Уведомление о созыве заседания Совета директоров направляется каждому члену Совета директоров вместе с необходимыми материалами в срок не менее чем за 14 рабочих дней до проведения заседания.
Указанный срок может быть сокращен в случае необходимости экстренного решения каких-либо вопросов при условии, если ни один из членов Совета директоров не возражает.
Если заседание Совета директоров необходимо провести в более сжатые сроки в соответствии с действующим законодательством, срок направления уведомления вместе с необходимыми материалами должен быть сокращен.
Уведомление о проведении заседания направляется членам Совета директоров в письменной форме или иным

удобным для них образом (в том числе посредством почтовой, телеграфной, телетайпной, телефонной, электронной или иной связи).

Уведомление о проведении заседания должно содержать информацию, указанную в п/п 6.4.3 - 6.4.8 настоящего Положения, а также указание на адрес, по которому члены Совета директоров могут направить свое письменное мнение.

По инициативе органов и лиц, обладающих правом требовать созыва заседания Совета директоров, в повестку дня созванного заседания Председателем Совета директоров могут быть включены дополнительные вопросы при условии, если ни один из членов Совета директоров не возражает. Предложение о включении дополнительного вопроса в повестку дня созванного заседания должно быть подано в письменной форме и содержать формулировку такого вопроса, а также информацию, предусмотренную п.п. 6.4.1, 6.4.2, 6.4.6 настоящего Положения.

Органы и лица, по предложению которых созвано заседание (включен вопрос в повестку дня заседания) вправе в письменной форме отозвать свое предложение в любое время до момента подведения итогов голосования по предложенным вопросам.

При возникновении обстоятельств, делающих невозможным или затрудняющих проведение заседания Совета директоров в месте и (или) во время, о которых члены Совета директоров были уведомлены, заседание по запланированной повестке дня может быть проведено в ином месте и (или) в иное время.

Об изменении места и (или) времени заседания Совета директоров все члены Совета директоров должны быть уведомлены с учетом нормально необходимого времени для прибытия членов Совета директоров на заседание. Уведомление об указанных изменениях направляется членам Совета директоров в любой форме, гарантирующей получение уведомления членом Совета директоров по адресу места нахождения члена Совета директоров или по адресу получения им корреспонденции.

Об изменении повестки дня заседания все члены Совета директоров должны быть уведомлены в порядке, предусмотренном для уведомления о проведении заседания.

Без предварительной рассылки уведомлений в день общего собрания акционеров, на котором избран Совет директоров, проводится первое (организационное) заседание Совета директоров (в случае, если решение по вопросу об избрании членов Совета директоров, а также итоги голосования по нему были оглашены на общем собрании акционеров, в ходе которого проводилось голосование)».

1.7. Пункт 6.8 статьи 6 изложить в следующей редакции: «6.8. При проведении заседания в форме совместного присутствия председательствующий обязан огласить письменное мнение члена Совета директоров, отсутствующего на заседании Совета директоров, до начала голосования по вопросу повестки дня, по которому представлено это мнение.

Если полученное письменное мнение (члена Совета директоров, отсутствующего на заседании, проводимом в форме совместного присутствия, а также при проведении заочного голосования) содержит предложение проекта решения, отличающегося от предложенного для голосования первоначально, каждый член Совета директоров до оформления протокола должен сообщить по такому проекту решения свое мнение, выраженное голосованием».

1.8. Пункт 7.1 статьи 7 изложить в следующей редакции: «7.1. Общество несет расходы, связанные с деятельностью Совета директоров, в том числе компенсирует членам Совета директоров все документально подтвержденные расходы, связанные с осуществлением ими своих функций.

Члену Совета директоров Общества, исполняющему свои функции на платной основе, начисляется и выплачивается вознаграждение за исполнение им своих функций, а также надбавка к вознаграждению, предусмотренная п.7.7 настоящей статьи».

1.9. Пункт 7.2 статьи 7 изложить в следующей редакции: «7.2. Вознаграждение члена Совета директоров состоит из ежеквартального и годового».

1.10. Пункт 7.3 статьи 7 изложить в следующей редакции: «7.3. Ежеквартальное вознаграждение члена Совета директоров устанавливается в размере 200 000 руб.

Председателю Совета директоров вознаграждение устанавливается с коэффициентом 1,5.

Ежеквартальное вознаграждение члена Совета директоров уменьшается на:

- 30% - в случае его присутствия менее чем на половине заседаний Совета директоров, проведенных в форме совместного присутствия;

100% - при его участии менее чем в половине всех проведенных заседаний Совета директоров.

Если в течение квартала произошло изменение персонального состава Совета директоров и/или изменились условия исполнения членом Совета его функций (платная/бесплатная основа), вознаграждение начисляется и выплачивается пропорционально времени, в течение которого член Совета директоров осуществлял свои функции на платной основе».

1.11. Пункт 7.4 статьи 7 изложить в следующей редакции: «7.4. Годовое вознаграждение для всего состава Совета директоров Общества устанавливается как сумма отчислений в соответствии с нормативами (процентами):

- от EBITDA Общества по данным бухгалтерской отчетности по МСФО за отчетный год;
- от суммы чистой прибыли Общества, по итогам отчетного года направляемой на выплату дивидендов.

Годовое вознаграждение одного члена Совета директоров определяется как величина, исчисленная в соответствии с абзацами 1 - 3 настоящего пункта, деленная на количество лиц, избранных в состав Совета директоров.

Если в период с момента избрания Совета директоров годовым общим собранием акционеров до следующего годового общего собрания акционеров произошло изменение персонального состава Совета директоров и/или изменились условия исполнения членом Совета его функций (платная/бесплатная основа), вознаграждение начисляется и выплачивается пропорционально времени, в течение которого член Совета директоров осуществлял

свои обязанности на платной основе.

Годовое вознаграждение члена Совета директоров, определенное в соответствии с абзацами четвертым и пятым настоящего пункта, уменьшается на 50% в случае его участия менее чем в половине всех проведенных за время срока его полномочий заседаний Совета директоров».

1.12. Пункт 7.5 статьи 7 изложить в следующей редакции: «7.5. Нормативы (проценты) отчислений для расчета годового вознаграждения устанавливаются решением годового общего собрания акционеров, и применяются для определения размера вознаграждения лиц, осуществляющих функции членов Совета директоров до следующего годового общего собрания акционеров».

2. Утвердить Положение о Совете директоров Общества в новой редакции с учетом внесенных изменений.

Вопрос 7:

Утвердить следующие нормативы (проценты) отчислений для расчета годового вознаграждения членов Совета директоров Общества:

- ***в размере 0,26% от показателя EBITDA по данным бухгалтерской отчетности Общества по МСФО за 2007 год;***
- ***в размере 0,78% от суммы чистой прибыли Общества, направляемой на выплату дивидендов по итогам 2007 года.***

Вопрос 8:

Прекратить участие ОАО «ЦентрТелеком» в Ассоциации электросвязи Центрально-Черноземного региона.

2.7. Дата составления протокола общего собрания: ***29 июня 2007 года.***

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»		В.А. Мартиросян
3.2. Дата «29» июня 2007 г.		

Nº 82-5198
Rule 12g3-2(b) exemption

Disclosure of Material Fact
"Data on Accrued and/or Paid Yield on the Issuer's Securities"

1. General	
1.1. The issuer's full business name	***Open Joint-Stock Company "Central Telecommunications Company"***
1.2. The issuer's short business name	***CenterTelecom JSC***
1.3. The issuer's location	***23, Proletarskaya Street, Khimki, Moscow Region, 141400, Russian Federation***
1.4. The issuer's OGRN (Main State Registration Number)	***1025006174710***
1.5. The issuer's INN (Taxpayer Identification Number)	***5000000970***
1.6. The issuer's unique code assigned by the registering authority	***00194-A***
1.7. Web-site in the Internet, used by the issuer for information disclosure	***www.centertelecom.ru***

2. Content

2.1. Kind, category (type), series and other identification features of securities: ***registered uncertified ordinary shares of CenterTelecom JSC (hereinafter referred to as the "Ordinary Shares").***

2.2. State registration number of the issue of securities and the date of state registration: ***1-04-00194-A dated December 16, 2004.***

2.3. The name of the registering authority that performed state registration of the issue of securities: ***Federal Service for Financial Markets.***

2.4. The issuer's managing body, which decided on payment (announcement) of dividends on the issuer's shares: ***annual general meeting of shareholders of CenterTelecom JSC.***

2.5. The date of decision on payment (announcement) of dividends on the issuer's shares: ***June 18, 2007.***

2.6. The date of drawing up the minutes of meeting of authorized managing body of the issuer, on which decision on payment (announcement) of dividends on the issuer's shares was made: ***June 29, 2007.***

2.7. Total size of dividends accrued on ordinary shares of the issuer: ***RUR 315,541.56 thousand.***
The size of dividend accrued on one ordinary share: ***RUR 0.1999621.***

2.8. The form of payment of yield on the issuer's securities (cash, other property): ***by cash.***

2.9. The date, on which obligation on payment of yield on the issuer's securities (dividend on shares) should be performed, and in case the obligation on payment of yield on securities should be performed by the issuer within a fixed term (period of time) – the end date of this period: ***December 19, 2007.***

2.10. Total size of dividends paid on ordinary shares of the issuer: ***RUR 0.***

3. Signature

3.1. Director General of CenterTelecom JSC ______________________ V.A. Martirosyan

Seal Here

3.2. Dated June 29, 2007.

RECEIVED
2007 JUL 12 P 12:57

Сообщение о существенном факте
«Сведения о начисленных и/или выплаченных
доходах по ценным бумагам эмитента»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***именные бездокументарные обыкновенные акции ОАО «ЦентрТелеком» (далее – «Обыкновенные акции»).***
2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации: ***1-04-00194-А от 16 декабря 2004 года.***
2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***
2.4. Орган управления эмитента, принявший решение о выплате (объявлении) дивидендов по акциям эмитента: ***годовое общее собрание акционеров ОАО «ЦентрТелеком».***
2.5. Дата принятия решения о выплате (объявлении) дивидендов по акциям эмитента: ***18 июня 2007 года.***
2.6. Дата составления протокола собрания уполномоченного органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов по акциям эмитента: ***29 июня 2007 года.***
2.7. Общий размер дивидендов, начисленных на обыкновенные акции эмитента: ***315 541,56 тыс.руб.*** Размер дивиденда, начисленного на одну обыкновенную акцию: ***0,1999621 руб.***
2.8. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): ***денежные средства.***
2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента (дивиденды по акциям) должно быть исполнено, а в случае, если обязательство по выплате доходов по ценным бумагам должно быть исполнено эмитентом в течение определенного срока (периода времени), – дата окончания этого срока: ***19 декабря 2007 года.***
2.10. Общий размер дивидендов, выплаченных по обыкновенным акциям эмитента: ***0 руб.***

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»	____________________	В.А. Мартиросян
3.2. Дата «29» июня 2007 г.		

nº 82-5198
Rule 12g3-2(b) exemption

Disclosure of Material Fact
"Data on Accrued and/or Paid Yield on the Issuer's Securities"

1. General	
1.1. The issuer's full business name	***Open Joint-Stock Company "Central Telecommunications Company"***
1.2. The issuer's short business name	***CenterTelecom JSC***
1.3. The issuer's location	***23, Proletarskaya Street, Khimki, Moscow Region, 141400, Russian Federation***
1.4. The issuer's OGRN (Main State Registration Number)	***1025006174710***
1.5. The issuer's INN (Taxpayer Identification Number)	***5000000970***
1.6. The issuer's unique code assigned by registering authority	***00194-A***
1.7. Web-site in the Internet, used by the issuer for information disclosure	***www.centertelecom.ru***

2. Content

2.1. Kind, category (type), series and other identification features of securities: ***A type registered uncertified preferred shares of CenterTelecom JSC (hereinafter referred to as the "Preferred Shares").***
2.2. State registration number of the issue of securities and the date of state registration: ***2-04-00194-A dated December 16, 2004.***
2.3. The name of the registering authority that performed state registration of the issue of securities: ***Federal Service for Financial Markets.***
2.4. The issuer's managing body, which decided on payment (announcement) of dividends on the issuer's shares: ***annual general meeting of shareholders of CenterTelecom JSC.***
2.5. The date of decision on payment (announcement) of dividends on the issuer's shares: ***June 18, 2007.***
2.6. The date of drawing up the minutes of meeting of authorized managing body of the issuer, on which decision on payment (announcement) of dividends on the issuer's shares was made: ***June 29, 2007.***
2.7. Total size of dividends accrued on preferred shares of the issuer: ***RUR 204,784.79 thousand.***
The size of dividend accrued on one preferred share: ***RUR 0.3893300.***
2.8. The form of payment of yield on the issuer's securities (cash, other property): ***by cash.***
2.9. The date, on which obligation on payment of yield on the issuer's securities (dividend on shares) should be performed, and in case the obligation on payment of yield on securities should be performed by the issuer within a fixed term (period of time) – the end date of this period: ***August 16, 2007.***
2.10. Total size of dividends paid on preferred shares of the issuer: ***RUR 0.***

3. Signature

3.1. Director General
of CenterTelecom JSC ____________________ V.A. Martirosyan
Seal Here

3.2. Dated June 29, 2007.

RECEIVED

Сообщение о существенном факте
«Сведения о начисленных и/или выплаченных
доходах по ценным бумагам эмитента»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***именные бездокументарные привилегированные акции типа А ОАО «ЦентрТелеком» (далее – «Привилегированные акции»)***.

2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации: ***2-04-00194-А от 16 декабря 2004 года.***

2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***

2.4. Орган управления эмитента, принявший решение о выплате (объявлении) дивидендов по акциям эмитента: ***годовое общее собрание акционеров ОАО «ЦентрТелеком».***

2.5. Дата принятия решения о выплате (объявлении) дивидендов по акциям эмитента: ***18 июня 2007 года.***

2.6. Дата составления протокола собрания уполномоченного органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов по акциям эмитента: ***29 июня 2007года.***

2.7. Общий размер дивидендов, начисленных на привилегированные акци и эмитента: ***204 784,79 тыс.руб.***

Размер дивиденда, начисленного на одну привилегированную акцию: ***0,3893300 руб.***

2.8. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): ***денежные средства.***

2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента (дивиденды по акциям) должно быть исполнено, а в случае, если обязательство по выплате доходов по ценным бумагам должно быть исполнено эмитентом в течение определенного срока (периода времени), – дата окончания этого срока: ***16 августа 2007 года.***

2.10. Общий размер дивидендов, выплаченных по привилегированным акциям эмитента: ***0 руб.***

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»		В.А. Мартиросян
3.2. Дата «29» июня 2007 г.	М.П.	

№ 82-5198
Rule 12g3-2(b)
exemption

QUARTERLY REPORT

Open Joint-Stock Company

"Central Telecommunication Company"

Code of the Issuer:	0	0	1	9	4	–	A

for the I quarter of 2007

Domicile: ***23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia***

Mailing address: ***6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia***

The information in this quarterly report is disclosed pursuant to applicable law of the Russian Federation on securities

General Director of OJSC «CenterTelecom»	(signature)	*S.V. Pridantsev*
Date « 15 » May 2007		
Chief Accountant of OJSC «CenterTelecom»	(signature)	*A.D. Kartashov*
Date « 15» May 2007	Seal	

Contact person:	*Deputy Director of Securities and Corporate Governance Department Ms Natalya A. Sudareva*
Telephon:	*+7 (495) 793-23-42*
Fax:	*+7 (495) 793-24-38*
E-mail address:	*ocb@centertelecom.ru*

The information disclosed in this quarterly report is posted at: ***www.centertelecom.ru***

Table of contents

INTRODUCTION

Basis for the issue's obligation to disclose the information in the quarterly report form:

An obligation to disclose information in the quarterly report form appears for OJSC "CenterTelecom" (hereafter – the Issuer, the Company) pursuant to item 5.1 of Regulation of FSFM of Russia on disclosure of information by issuers of securities approved by Order of FSFM of Russia dated 10.10.2006, № 06-117/пз-н, because:

a) registration of prospects of the securities was made in respect to the issuer's securities;

b) state registration of the securities issues was followed by registration of the prospects of the emission of the securities and allocation of these securities was conducted by means of open subscription;

c) the issuer is a joint stock company, established in privatization of the state entity in accordance with a privatization plan duly approved, being, for the date of its approval, a prospect of emission of the issuer's shares . The said privatization plan stipulated a possibility to reassign the issuer's shares to more than 500 purchasers.

This quarterly report contains estimates and forecasts of the authorized governing bodies of the Issuer regarding future events and/or developments, development outlook for the industry where the Issuer does business, and results of the Issuer's business activities, including the Issuer's prospects and plans, probability of certain event occurrences and undertaking certain actions. Investors are advised not to rely fully on the estimates and forecasts made by the Issuer's governing bodies, as actual results of the Issuer's activities in future may deviate from the forecast ones due to a number of reasons. Purchases of securities carry inherent risks outlined in this quarterly report.

1. Backkground of persons-members of the Issuer's governing bodies, information on bank accounts, the auditor, appraiser, and financial consultant of the Issuer, and other persons who signed the quarterly report

1.1. Members of the governing bodies of the Issuer

The Board of Directors of the Issuer
The Board Chairman
Mr. Alexander N. Kiselev, born in 1962
Members of the Board of Directors:
Mr. Boris Dm. Antonyuk, born in 1949
Mr. Nikolai B. Arutyunov, born in 1964
Mr. Andrei V. Beskorovayny, born in 1958
Mr. Valery V. Degtyarev, born in 1957
Mr. Sergei I. Kuznetsov, born in 1953
Mr. Dmitry A. Milovantsev, born in 1971
Mrs. Oksana V. Petrova, born in 1973
Mr. Victor D. Savchenko, born in 1960
Mrs.Elena P. Selvich, born in 1968

Mr. Valery N. Yashin, born in 1941

The sole person executive body of the Issuer –General Director
Mr. Sergey V. Pridantsev, born in 1967

Collective executive body – the Management Board of the Issuer
Chairman:
Mr. Sergey V. Pridantsev, born in 1967
Members of the Management Board:
Mr. Pavel V. Antyushin, born in 1977
Mr. Mikhail V. Batmanov, born in 1978
Mr. Yury A. Bilibin, born in 1971.
Mr. Alexander P. Gribov, born in 1972
Mr. Dmitry V. Karmanov, born in 1975
Mr. Andrei D. Kartashov, born in 1974
Mr. Alexander Iv. Kirillov, born in 1956
Mr. Alexander A. Lutsky, born in 1972
Mr. Sergei V. Nazarov, born in 1971.
Mr. Dmitri Parkhomenko born 1972

1.2. Information on bank accounts of the Issuer

List of OJSC CenterTelecom bank accounts as of the end of the reporting period:

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Settlement account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account of the bank branch	Account type (income/budgetary)
OJSC «CenterTelecom» /General Directorate	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street. Moscow, 109544, Russia	7707083893	40702810740020100852	044525225	30101810400000000225	settlement
OJSC «CenterTelecom» /General Directorate	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyaz bank (ZAO)	8 Tverskaya-Yamskaya Str., Moscow, 125047	7744000912	40702810000120612326	044583119	30101810600000000119	settlement
OJSC «CenterTelecom» /General Directorate	«Petrocommerts» Bank(Open Joint-Stock company)	Petrocommerts» Bank (OJSC)	24 Petrovka Street, Moscow, 127051	Petrocommerts» Bank (OJSC)	24 Petrovka Street, Moscow, 127051	7707284568	40702810200000002626	044525352	30101810700000000352	settlement
OJSC «CenterTelecom» /General Directorate	Open Joint-Stock Company Vneshtorgbank	Open JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Open JSC Vneshtorgbank	43 Vorontsovskaya Str., Moscow, 109044	7702070139	40702810000090220287	044525187	30101810700000000187	settlement
OJSC «CenterTelecom» /General Directorate	Open Joint-Stock Company Vneshtorgbank	Open JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Open JSC Vneshtorgbank	43 Vorontsovskaya Str., Moscow, 109044	7702070139	40702810200090020287	044525187	30101810700000000187	settlement
OJSC «CenterTelecom»/ General Directorate	"Bank of Moscow" (Open Joint-Stock Company)	OJSC "Bank of Moscow"	8/15 Rozhdestvenka Street, building 3, Moscow, 107996, Russia	«Nikolskoye» branch of OJSC « Bank of Moscow»	25 Nikolskaya Str., Mosocw, 109012	7702000406	40702810200510000613	044525219	30101810500000000219	settlement
OJSC «CenterTelecom»/ General Directorate	Bank VTB 24 (closed joint-stock company)	VTB 24 (CJSC)	35 Myasnitskaya Str.., Moscow, 101000	VTB 24 (CJSC)	14/7 Sukharevskaya Sq., Moscow, 107045	7710353606	40702810817130017541	044525716	30101810100000000716	settlement

OJSC «CenterTelecom»/General Directorate	Bank VTB 24 (closed joint-stock company)	VTB 24 (CJSC)	35 Myasnitskaya Str.., Moscow, 101000	VTB 24 (CJSC)	14/7 Sukharevskaya Sq., Moscow, 107045	7710353606	40702810717130007541	044525716	30101810100000000716	settlement
OJSC «CenterTelecom»/ General Directorate	Inter-regional commercial bank for development of telecommunications and information (Open JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810700000001183	044525848	30101810900000000848	settlement

1.3. Information on the Auditor (Auditors) of the Issuer

Name: ***Ernst and Young Limited Liability Company (Ernst and Young Ltd)***
Address: ***Bld. 1, 77, Sadovnicheskaya emb., 115035, Moscow***
Post address: ***Bld. 1, 77, Sadovnicheskaya emb.,115035, Moscow***
Phone: ***(495) 755-97-00***
Fax: ***(495) 755-97-01***
E-mail: ***moscow@ru.ey.com***
Data on auditor's license:
Number of the license: ***E002138***
Date of issue: ***9/30/2002***
Validity: ***5 years***
The body which granted the license: ***Ministry of Finance of the Russian Federation***

Ernst and Young Ltd is a member of the Non-commercial partnership Institute of Professional Bookkeepers and Auditors of Russia (IPB of Russia).

Fiscal year (years), for which the auditor did an independent check of accounting and financial (accounting) statements of the issuer:

The audit company Ernst and Young Ltd conducted audit of the Russian accounting reporting for 2005 and audit of financial statements according to IAS for 2005.

In November 2006, a contract was concluded with the audit company Ernst and Young Ltd (No. I&C/2006-338/7360/06-DO dated 11/9/2006) on auditing the Russian accounting reporting for 2006 and financial statements according to IAS on 12/31/2006 and for 2006. Cost of the services rendered by the audit company was defined by a contractual price specified in the contract.

Under the given contract, on March 31, 2006, debt of the audit company to the Company made 5,869 thousand RUR. The debt is not overdue.

The factors which can influence independence of the auditor from the issuer, including the information on presence of essential interests connecting the auditor (the auditor's officials) with the issuer (the issuer's officials):

- Existence of the auditor's shares (of the auditor's officials) in the authorized (reserve) capital (share fund) of the issuer: *no such shares.*
- Granting of borrowed funds to the auditor (officials of the auditor) by the issuer: *the specified funds were not given.*
- Existence of close business relations (participation in promotion of the products (services) of the issuer, participation in joint enterprise activity, etc.): *no other relations between the issuer and the auditor, except for the stipulated by the contract on carrying out of audit of the accounting (financial) statements.*
- Existence of kinship: *no such information.*
- Data on the officials of the issuer who are simultaneously the officials of the auditor: *no specified persons.*

The order of choosing of the auditor of the issuer:
In accordance with the approved by the company Regulations on the Competitive committee for choosing the audit organization for obligatory audit of accounting and financial (accounting) statements of OJSC CenterTelecom, in March - April 2007, a competition for auditor choice took place.

According to the decision made, by the results of considered competitive (technical and financial) offers from the audit organizations, the winner of the competition was Ernest and Young Limited Liability Company. Results of the Competition were submitted for consideration to the Board of Directors, which made a decision to put Ernst and Young Ltd. as a candidate for the auditor post for 2007 for approval of the annual shareholders' meeting of OJSC CenterTelecom.

A contract with the winner of the Competition will be concluded, if the Company's general meeting of shareholders approves it as an auditor, after approval of the provisions of the contract on rendering the auditor services by the Board of Directors of the Company, but not later than September 30, 2007.

The information on the work conducted by the auditor within the limits of special auditor tasks: in the accounting quarter, the specified work was not performed.

1.4. Data on the Appraiser of the Issuer

In the 1st quarter of 2007:

- For definition of the market value of the placed securities and placed securities being in circulation (obligations on which are not executed): ***the appraiser was not involved;***
- For definition of the market value of the property, being a pledge under the placed bonds of the issuer, with bid security, or the issuer's placed bonds with bid security, obligations on which are not executed: ***the appraiser was not involved;***
- For definition of the market value of the issuer's fixed and real assets, in relation of which the issuer carried out the reassessment of value, reflected in other sections of the quarterly report: ***the appraiser was not involved;***
- For rendering other services connected with the issue of securities, the information about which is underlined in the quarterly report: ***the appraiser was not involved.***

1.5. Information on the Issuer's Advisers

On the expiry date of the reporting quarter, the Issuer had no running contractual relations with the financial adviser on the securities market, with other persons rendering the consulting services connected with realization of securities issue, or signing the quarterly report of the Issuer.

1.6. Information on Other Persons who Signed the Quarterly Report

The report is not signed by other persons.

II. Core information on Financial and Economic Situation of the Issuer

2.1. Indices of the Financial and Economic Activities of the Issuer

Indices describing the financial condition of the issuer

Index	2002	2003	2004	2005	2006	1st quarter of 2007
Net asset value of the issuer, 000 RUR	14,397,946	15,530, 531	15,574, 864	16,113, 782	17,714, 624	18,817, 470
Ratio of borrowings to the capital and reserves, %	66.10 %	116.87 %	194.56 %	189.34 %	174.68 %	152.73 %
Ratio of short-term obligations to the capital and reserves, %	42.95 %	55.11 %	87.57 %	125.79 %	58.8 %	46.24 %
Cover of payments on debt service, %	88.70 %	125.58 %	44.56 %	41.04 %	62.08 %	268.91 %
Level of the overdue debts, %	1.93	5.54	1.93	2.06	1.06	1.14
Accounts receivable turnover, times	8.0	8.6	8.6	12.3	9.00	1.98
Share of dividends in the profit, %	15.53 %	14.57 %	27.78 %	17.68 %	13.85 %	Year-over-year
Labor productivity, 000 RUR/person.	214	299	370	429	478	145
Amortization to the volume of proceeds, %	7 %	8 %	10 %	12 %	13 %	12 %

For calculation of the indices, a technique recommended by Order of the FSFM of Russia dated 16.03.05 No. 05-5/pz-n was used.

The analysis of solvency and the issuer's level of credit risk and the issuer's financial situation on the basis of the economic analysis of dynamics of the given indices:

Net assets value of the issuer in 2006, in comparison with 2005, increased by 9.9 % and 2.8 times exceeds a size of the authorized capital.

A positive factor is also a decrease of the parameter "Ratio of borrowings to the capital and reserves" caused by outstripping growth rates of equity over the rates of growth of borrowed means. Increase in the equity in 2006, in comparison with the previous period, rendered a positive influence on change of the parameters "Ratio of short-term obligations to the capital and reserves" and "Cover of payments on debt service".

In 2006, a decrease of accounts receivable turnover took place, in comparison with 2005, this was caused by growth of accounts receivable on settling with telecoms operators that is caused, basically, by a change of the scheme of rendering of the services of long-distance and international communications. Since January 1, 2006, the issuer did not render these services, at that, according to the concluded contract of assistance, carries out collection of payments from the clients for the services rendered by OJSC Rostelecom.

The proceeds per one worker (labor productivity) in 2006 grew up to 478,000 rubles and made 111,4 % to the 2005 level that is a consequence of realization of the program of optimization of number of employees of the issuer.

Analysis of the indices describing financial situation of the issuer in the 1st quarter of 2007 to a level of the 1st quarter of 2006, testifies preservation of the tendencies revealed in 2006 over the last year.

Thus, in the analyzed period, improvement of results of industrial and financial activity of the issuer is observed.

2.2. Market Capitalization of the Issuer

Market capitalization of the issuer for the last 5 financial years and also at the end of the last accounting period:

Period	Capitalization
December 2002	$153,428,191
December 2003	$690,638,646
December 2004	$567,423,035
December 2005	$987,565,206
December 2006	$1,240,209,935
3/31/2007	$1,475,778,184

Description of a technique (techniques) of determining the issuer's market capitalization:

Market capitalization is calculated based on the data presented on the official site of the Stock Exchange Russian Trading System (RTS).

Market capitalization is calculated by multiplying the number of shares of a corresponding category (type) on the market price of one share disclosed by the organizer of trade on the securities market and defined according to the Procedure of calculating a market price of the issued securities and collective investment schemes of share investment funds admitted to circulation through the organizers of trade, approved with Decision of the Federal Commission on Securities of Russia dated 12/24/2003 No. 03-52/ps (registered by the Ministry of Justice of the Russian Federation on 1/23/2004, registration number is 5480).

Up to the forth quarters of 2005, market capitalization was calculated by multiplying the number of shares of a corresponding category (type) on an average price of one share of this category (type), calculated on 10 largest transactions accomplished through the organizer of trade on the securities market in the month, previous to the month in which the last accounting quarter comes to an end, or in the last month of each completed fiscal year for which market capitalization of the issuer is set.

Securities of the issuer went through listing and are admitted to Joint-Stock Company «Moscow Interbank Currency Exchange» (JSC MICE) (CTLK, CTLKP), in the Classical market (ESMO, ESMOP) and the Exchange market (ESMOG, ESMOPG) by OJSC RTS.

American Depository Receipts (ADR) of the 1st level for ordinary shares of the company are traded on:

- Over-the-counter securities market of the USA - OTC (CRMUY);
- Frankfurt Stock Exchange (CRMUy. F);
- Berlin Stock Exchange (CRMUy. BE).

2.3. Obligations of the Issuer

2.3.1. Accounts payable

Structure of the accounts payable as of 12/31/2006:

Account payable	**Average date of payment**	
	within 1 year	**more than 1 year**
Accounts payable to suppliers and contractors, RUR	3,576,643,651	1,440,756,060
Including overdue, RUR	426,615,048	X
Accounts payable to the personnel of the organization, RUR	1,587,425	0
Including overdue, RUR		X
Account payable to the budget and state non-budget funds, RUR	248,739,233	5,028,997
Including overdue, 000 RUR	363,601	X
Credits, total, RUR	47,101,646	3,028,076,500
Including overdue, RUR	0	X
Loans, total, RUR	3,860,767,531	14,384,894,060
Including overdue, RUR	7,000	X
Including bonded loans, RUR	373,112,481	8,634,572,300
Including overdue bonded loans, RUR	0	X
Other accounts payable, RUR	1,132,890,985	1,128,474,944
Including overdue, RUR	3,311,892	X
Total, RUR	**8,867,730,471**	**19,987,230,561**
Including overdue, RUR	430,297,541	X

* - *The total sum of account payable does not consider line 640 «Deferred Incomes», line 650 «Reserves for Deferred Expenses», line 660 «Other short-term obligations».*

Structure of accounts payable as of 3/31/2007:

Account payable	**Average date of payment**	
	within 1 year	**more than 1 year**
Accounts payable to suppliers and contractors, RUR	2,580,920,007	1,214,320,375
Including overdue, RUR	318,518,459	X
Accounts payable to the personnel of the organization, RUR	319,789,639	
Including overdue, RUR	0	X
Account payable to the budget and state non-budget funds, RUR	545,740,046	4,551,449
Including overdue, 000 RUR	338,805	X
Credits, total, RUR	41,579,063	2,991,299,500

Including overdue, RUR	0	X
Loans, total, RUR	2,439,305,576	14,161,253,095
Including overdue, RUR	7,000	X
Including bonded loans, RUR	114,149,969	8,634,572,300
Including overdue bonded loans, RUR	0	X
Other accounts payable, RUR	1,293,273,285	1,176,184,942
Including overdue, RUR	778,061	X
Total, RUR	7,220,607,616	19,547,609,361
Including overdue, RUR	319,642,325	X

* - *The total sum of account payable does not consider line 640 «Deferred Incomes», line 650 «Reserves for Deferred Expenses», line 660 «Other short-term obligations».*

As of 12/31/2006, Deutsche Bank AG's account payable makes 3,071,570 thousand rubles, that makes over 10 % of the total sum of the accounts payable (the total sum of the accounts payable is 28,854,961 thousand rubles).

Full company name of the creditor: Deutsche Bank AG
Short company name: Deutsche Bank AG
Address: Winchester House, Great Winchester Street, 1. London, EC2N 2 DB
Actual address: Winchester House, Great Winchester Street, 1. London, EC2N 2 DB
Sum of accounts payable as of 31.12.2006: 3,071,570 thousand rubles.
Sum of the overdue accounts payable: no.

As of 12/31/2006, Promsvyazbank's account payable makes 4,000,733 thousand rubles that makes more than 10 % of the total sum of the accounts payable (the total sum of the accounts payable is 28,854,961 thousand rubles).

Full company name of the creditor: Joint-stock commercial bank Promsvyazbank (closed joint-stock company)
Short company name: CJSC Promsvyazbank
Address: Bld. 22, 10, Smirnovskaya str., 109052, Moscow
Actual address: Bld. 22, 10, Smirnovskaya str., 109052, Moscow
Sum of accounts payable as of 31.12.2006: 4,000,733 thousand rubles.
Sum of the overdue accounts payable: no.

As of 3/31/2007, Deutsche Bank AG's account payable makes 3,032,879 thousand rubles that makes more than 10 % of a total sum of the accounts payable (the total sum of the accounts payable is 26,768,217 thousand rubles).

Full company name of the creditor: Deutsche Bank AG
Short company name: Deutsche Bank AG
Address: Winchester House, Great Winchester Street, 1. London, EC2N 2 DB
Actual address: Winchester House, Great Winchester Street, 1. London, EC2N 2 DB
Sum of accounts payable as of 31.03.2007: 3,032,879 thousand rubles.
Sum of the overdue account payable: no.

As of 31.03.2007, Promsvyazbank's account payable makes 4,000,733 thousand rubles that makes more than 10 % of the total sum of the accounts payable (the total sum of the accounts payable is 28,854,961 thousand rubles).

Full company name of the creditor: Joint-stock commercial bank Promsvyazbank (closed joint-stock company)
Short company name: JSC Promsvyazbank
Address: Bld. 22, 10, Smirnovskaya str., 109052, Moscow
Actual address: Bld. 22, 10, Smirnovskaya str., 109052, Moscow
Sum of accounts payable as of 31.12.2006: 4,000,733 thousand rubles.

Sum of the overdue accounts payable: no.

Per the results of the 1st quarter of 2007, the overdue accounts payable under credits, agreements and loan agreements, and under the debt securities issued by the issuer is absent.

2.3.2. Credit History of the Issuer

Information on the Issuer's execution of the obligations in the last 5 financial years or in each completed fiscal year, if the issuer carries out its activity for less than 5 years, and on the expiry date of accounting quarter under valid credit contracts and/or loan agreements, the sum of the principal under which makes 5 and more percent of the book value of the issuer's assets on the expiry date of the latest completed accounting quarter, previous to conclusion of the corresponding contract, and under other credit contracts and/or loan agreements, which the issuer considers important for itself.

Obligation	Creditor (lender)	Sum of the principal, 000 RUR\foreign currency	Term of the credit (loan) / term of repayment	Existence of delay of execution of the obligation regarding payment of the principal and/or the fixed interest
The bonded loan of o3 series, placed in 2003	Legal entities and individuals	2,000,000,000 RUR	Redeemed on 9/15/2006 (Offer 9/16/2004)	No
The bonded loan of 04 series, placed in 2004	Legal entities and individuals	5,622,595,000 RUR.	Repayment on 8/21/2009 (Offer 11/16/2006)	No
The bonded loan of 05 series, placed 05.09.2006	Legal entities and individuals	3,000,000,000 RUR.	Repayment: 3/2/2010 - 10 % 8/31/2010 - 20 % 3/1/2011 - 30 % 8/30/2011 - 40 % (Offer 9/2/2008)	No
Bank credit, received on 31.10.2006	Deutsche Bank AG	115,000,000 USD	Repayment on 10/31/2010	No

2.3.3. Obligations of the Issuer under the Security Granted to Third Persons

Total sum of the issuer's obligations under the security granted by it and on the total sum of obligations of the third persons, under which the Company granted security, including those in the form of pledge or guarantee.

	As of 31.03.2007
Total value of obligations (000 RUR)	2,444,766
Including:	
Value of the property pledged (000 RUR)	772,863
Sum of the guarantee of third persons (000 RUR)	1,671,903

For the 1st quarter of 2007, obligations of the issuer on granting security for third persons (including those in the form of pledge and guarantee), making not less than 5 % of the book asset value, are absent (5 % of the book asset value make 2,319,653,000 rubles), since the above-stated sums include different obligations, each of which of less than 5 %.

2.3.4. Other Obligations of the Issuer

As of 31.03.2007, the Company did not enter any agreements and had no other obligations, which are not reflected in the accounting reporting according to RAS, which can essentially influence

the financial condition of the company, its liquidity, sources of financing and conditions of their use, results of activity and expenses.

2.4. Purposes of the Issue and Application of Funds Received as a result of Securities Placing

In the 1st quarter of 2007, OJSC CenterTelecom did not place issued securities.

2.5. Risks connected with purchase of the placed issued securities

The corporation carries out a policy aimed at decreasing the risks existing in its activity. The basic directions to decrease the influence of risks on the activities of the company are expansion of types of rendered services, change of the structure of the granted services with a view of maximization of profit, hedging of currency risks under currency credit contracts, control over a significant part of the company's expenses. The company conducts the work on construction of a risk management system, checks and estimates the efficiency of the existing system of internal control, its perfection.

2.5.1. Industrial risks

The major risk factors that the Issuer takes into account when conducting its business include:

1. Ongoing processes of integration of alternative telecommunication companies into large international holdings.

2. Due to alterations in legal and regulatory documents on telecommunications, CenterTelecom OJSC has become an operator of zonal telephone communication network since January 01, 2006, and revenues from international and long-distance communications are not owned by the Company.

It should be noted that CenterTelecom OJSC takes possible negative impacts of the said risks into account and makes efforts to overcome them.

CenterTelecom OJSC implements the marketing strategy, the major objective of which is to maintain the market share for conventional services, to increase profitability of unregulated telecommunication services, as well as to enhance company's competitiveness on the telecommunications market.

Impairment of the situation in the industry and position of the Issuer on the market may be caused by the following economic factors:

- decrease in demand on the part of the business sector due to drop in world prices for energy carriers and non-ferrous metals;
- general output decrease and economic growth slowdown;
- excess of Ruble devaluation rate over tariffs growth rate, which will result in considerable increase in negative exchange differences and in cost of servicing debentures expressed in foreign currencies;
- competition growth in the mobile communication industry from the part of Russian and foreign operators; expansion of mobile operators offering competitive formats on the market;
- Company's payments for termination of traffic to the network of other operators in accordance with the Federal Law "About Telecommunications";
- economic risks inherent for the Russian Federation in general, including the level of macroeconomic instability in the country, probability of alterations in laws, which may result in decrease in the Issuer's profits or increasing austerity of the procedure for withholding tax imposition;
- changes in contractual relationships with Rostelecom OJSC, where revenues from international and long-distance communication services are not owned by the Company.

In the framework of implementing the Government's measures on telecommunication industry restructuring (liberalization of the long haul telecommunications market), the Issuer has been using a new scheme of interaction with Rostelecom OJSC when providing long-distance and international

communication services to users since January 2006. Relationships with Rostelecom OJSC are governed by connection agreement and agreement on the Issuer's providing paid services to Rostelecom OJSC.

In accordance with the connection agreement, the Issuer provides traffic transfer services to Rostelecom OJSC and receives connection services from Rostelecom OJSC (due to which expenses on servicing connection nodes arise); as a result, long-distance and international calls and information exchange between users of the interacting electric communication networks become possible.

Due to provision of long-distance and international communication services to the Users by Rostelecom OJSC, services on traffic transfer mean:

• service on termination of a zonal call to the Connected operator's network;
• service on termination of a zonal call to the Operator's network;
• service on initiation of a zonal call from the Connected operator's network;
• service on initiation of a zonal call from the Operator's network.

In accordance with the cooperation agreement with Rostelecom OJSC, the Issuer carries out:

• processing of a subscriber's order when providing it with access to international and long-distance communication services;
• billing processing of long-distance and international communication services;
• preparation, storage and delivery of necessary documents and reporting forms;
• activities on claims, actions and execution;
• collection of payments from subscribers, as well as information and inquiry services.

Change in scheme for interaction with connected operators in 2006

In accordance with the regulatory legal acts in force from January 1, 2006, the procedure for settlements with connected operators has also considerably changed.

Before January 1, 2006, settlements for connection and traffic transfer services in part of local telephone communication were of unilateral nature; in part of international, long distance and intrazone telephone communication the connected operators received a part of revenues from such services depending on the level of participation in technological process of servicing.

Since January 1, 2006, settlements for connection and traffic transfer services in provision of all types of telephone communication services are of mutual nature and include the following types of payments: payment for node arrangement; payment for node servicing; payment for each minute of the traffic transferred.

Thus, along with additional revenues from connection and traffic transfer services with operators of mobile radiotelephone communication, local and zonal communication, the Company incurs additional expenses related to payments to operators for traffic transfer through the operator's network.

Compliance with the above said requirements will require the Company to make additional capital investments.

Connection and traffic transfer agreements are made with operators of long distance and international telephone communication: Rostelecom OJSC, MTT OJSC, SCS Sovintel Ltd., TransTeleCom Company CJSC, Ekvant Ltd., and ARKTEL OJSC.

At present, the Company proceeds with the contracting campaign on renewal of the acting agreements with the connected operators.

Moreover, connection and traffic transfer have become services, prices for which are regulated by the state. Correspondingly, the procedure for their formation, including defining margin that is taken into account in such prices, is determined by the relevant regulatory authority.

Important operator status

In accordance with the orders of the Federal Service for Surveillance in Communication No. 39, dated October 21, 2005, Nos. 40 and 31, dated October 24, 2005, and No. 52, dated December 22,

2005, the Company is included in the Register of operators that take important position in the public telecommunications network.

Telecommunication operator that takes important position in the public telecommunications network must provide services of connection and traffic transfer to any telecommunications operator, which applies to it; no preferences should be given to one telecommunications operator against another. Refusal of the operator taking important position in the public telecommunications network to enter into an agreement on connection of electric communication networks is not allowed, except for the cases when connection of electric communication networks and interactions thereof are in conflict with conditions of licenses issued to telecommunications operators, or with legal regulatory acts that define structure and functioning of the unified electric communication network in the Russian Federation.

Prices for the connection and traffic transfer services must be equal for all telecommunications operators.

Universal telecommunication services

Based on the results of the competition, and in accordance with the resolution of the competition committee of the Federal Telecommunications Agency, the Company was declared the winner of the competitions for providing universal telephone communications with the use of coin-box telephones in the territory of Tver Region in the end of December 2006. Earlier, in April 2006, the Issuer was declared the winner of the competitions for providing the above said services in the territory of Belgorod and Tula Regions of the Russian Federation; and in August 2006 – in the territory of Smolensk Region.

According to the competition conditions, it is planned to start providing services in 2007.

Tariffs for telecommunication services

Marginal tariffs for services of local and intrazone telephone communications were established by the order of the Federal Tariff Service of Russia dated November 14, 2006, No. 261-s/2. These tariffs will be in force from February 1, 2007.

Three mandatory tariff plans are to be introduced for individual subscribers in locations of Central Federal District, where technological capabilities for time-based traffic accounting are available. Cost of the tariff plans will be defined based on payment for a subscriber's line provided for permanent use and cost of a local call.

Tariffs for intrazone calls will be reduced by 5% during peak loads from 08 am until 08 pm on the tariff zone 2 for all user categories.

The Federal Tariff Service of Russia approved compensatory allowance in the amount of RUR 0.50 per minute in December 2006. This allowance is to be applied to the cost of local and zonal call initiation for the purpose of long-distance and international telephone connections. This allowance has been applied since January 1, 2006, and enables operators to cover losses arising through providing regulated services of local telephone communications.

Cancellation of payment for incoming calls

The Federal Law dated March 03, 2006, No.32-FZ "About Amendment of Article 54 of the Federal Law dated July 07, 2003, No. 126-FZ 'About Telecommunications'" has amended clause 1, Article 54 in part of prohibition of payment for telephone connection by a subscriber, if such connection has resulted from another subscriber's call. The Company applied to the Federal Tariff Service with a request to establish tariffs for intrazone connections of fixed subscribers with subscribers of mobile radiotelephone networks operators, which had been approved by the order of the Federal Tariff Service dated June 19, 2006, No. 123-s/1. Thus, in the second half of 2006, the Company's revenues from services of intrazone telephone communication increased, and additional expenses on payment for termination of calls to the mobile operator appeared.

In case of negative developments of the situation, the Issuer plans to use competitive advantages. The Issuer's competitiveness factors include:

- multiple destination network infrastructure;
- high level of users servicing, in spite of the customer base growth.

Moreover, the Issuer plans to:

- optimize operating costs structure;
- review the Company's investment program;
- adjust the Company's pricing and marketing policies;
- change the structure of the services provided to maximize profits.

CenterTelecom OJSC manages risks related to the Company's activities. In general, impact of the industry risks on the Issuer's business and performance on securities can be assessed as minimal. The Company has unified network infrastructure in the territory of Central Federal District. This enables the Company to provide a wide range of services on the telecommunications market, remain a competitive company and increase services profitability.

Risks related to possible change in prices for raw materials, services used by the Issuer in its activities, and their impact on the Issuer's activities and performance on securities

Such risks, primarily, include risks related to changing tariffs of long haul telecommunications operators, as well as alterations in cost of equipment with major suppliers. Such risks may result in increase in product (services) cost.

Risks related to possible change in prices for the Issuer's products and/or services (on domestic and external markets separately), and their impact on the Issuer's activities and performance on securities

State regulation of the telecommunications industry brings about risks and uncertainty related to changes in tariffs and decrease in amounts of cross-subsidizing, which are common for all interregional companies, in the Issuer's activities. Changes in tariffs for natural monopolist operators' services require approval of the antimonopoly authorities of the Russian Federation. Therefore they may lack behind changes in actual economic situation and changes in operators' costs. Thus, there is risk of untimely changes in tariffs for natural monopolists, which diminish their competitiveness and may have negative impact on operations profitability. The reform in pricing for telecommunications envisages increase in tariffs for local telephone communication and giving up subsidizing local telecommunications on the part of long haul communications. Work on the tariff policy alteration is carried out jointly with Svyazinvest OJSC holding, the Ministry of Information Technologies and Telecommunications of the Russian Federation, and the Federal Antimonopoly Service.

In accordance with the acting laws, tariffs for services of the operators that are recognized natural monopolists are subject to regulation by the antimonopoly authorities of the Russian Federation. In accordance with the Federal Law dated August 17, 1995, No. 147-FZ (as amended on June 29, 2004) "About Natural Monopolies", interregional telecommunication companies are natural monopolists and their activities are subject to regulation by the antimonopoly authorities.

In such conditions, CenterTelecom OJSC will actively promote services provided on unregulated tariffs thereby preventing considerable decrease in revenues.

2.5.2. Country and regional risks

Regional risks (the risks connected with possible military conflicts, introduction of state of emergency and strikes)

2007 is the year of elections to the State Duma and actual beginning of presidential campaign of 2008. Accordingly, there will be a certain change in arrangement (regrouping) of both political and industry forces and sociopolitical policy connected with it.

Threat of the political risks factors will probably increase.

Sociopolitical situation in Russia, including the territory of the Central Federal District, will be gradually straining during the year.

Activation of the parties and different political forces will inevitably lead to "warming up" of mass consciousness. Increase in prices, reorganization activities in industry, increase of the

tariffs for housing and utility services, transport, communication, etc. will inevitably render influence on strengthening of protest moods, especially in subsidized regions.

Risks connected with geographical features of the region (extreme situations of natural character).

All regions of the Central Federal District are subject to the risk of occurrence of extreme situations of natural character. Maximal parameters of vulnerability to natural extreme situations are Bryansk, Voronezh, Kursk, Lipetsk, Tambov, Tver and Tula Regions.

In the 2nd quarter, increase of the risks of huge natural fires on the territory of the Moscow, Bryansk, Tver, Kursk and Smolensk Regions is forecasted. It is connected, first of all, with growth of anthropogenous load (increase in quantity of infringements of fire prevention rules in woods, enhancing of logging area, agricultural sites of fire). Rise in temperature inevitably leads to increase of duration of the periods of natural fires, increase of their scales and expansion of geography.

Risks connected with extreme situations of technogenic character

The greatest vulnerability to technogenic extreme situations is forecasted in the Voronezh, Vladimir, Kaluga, Lipetsk, Moscow, Tambov, Tver and Tula Regions.

In the general structure of technogenic extreme situations in the 2nd quarter of 2007 will prevail:

- Major traffic accidents;
- Fires in inhabited sector and on industrial objects;
- Breakdowns in municipal life-support systems;
- Breakdowns in electrical power systems.

The greatest number of technogenic fires is forecasted to be in Moscow and the Moscow Region.

Preservation of probability of extreme situations on the housing and communal objects in CFD (Ivanovo, Tambov and Tver Regions) is forecasted.

Negative dynamics of quantity of road and transport accidents with heavy consequences, especially on the federal highways M-2 (Simferopol), M-4 (Don), Moscow and the Moscow Region, will be preserved.

Breakdowns at electric power systems, municipal life-support systems can entail additional financial expenses of the Issuer.

Conclusion:

On the whole, in the 2nd quarter of 2007 situation will be characterized as quiet. It allows the Issuer to carry out economic activities with minimal risks.

2.5.3. Financial Risks

Issuer's risk exposure related to interest rates variations

The rate of coupon yield on series 05 bonded loan may be changed by the Company beginning from the fifth coupon subject to alterations in the financial market situation, or changes in the Company financial standing. As the share of the above liability accounts for 14% of the total debt portfolio, modification of the loan rate will not materially affect the Company financial position. For instance, in the event that the rate of coupon yield increases by 1% per annum, the average rate for the borrowings portfolio will grow by 0.14% per annum. Therefore, the risk related to changes in interest rates on the Company's liabilities is insignificant.

Issuer's financial standing exposure to changes in the rate of exchange and foreign exchange rate; Issuer's supposed response to the adverse impact of changes in the rate of exchange

CenterTelecom OJSC has a number of loan commitments, commodity credit and leasing liabilities denominated in foreign currency, and a considerable change in the rate of exchange will affect the company's financial standing. At the end of 2006 the scope of liabilities denominated in foreign currency will account for approximately 17 % of the total indebtedness.

In case of any implications for a considerable change in the exchange rate, the Issuer plans to hedge foreign currency risks on currency credit agreements for the purpose of mitigating the exposure impact. Since according to analytical forecasts the drop in the Ruble exchange rate with regard to the leading world currencies is not expected in 2007, the Company is not currently hedging its currency borrowings.

Inflation impact on dividend payments on securities. Inflation points critical for the Issuer

The inflation rate expected in 2007 will count within the limits of 9 to 10%. Critical inflation points which may affect the financial and economic performance of CenterTelecom OJSC are significantly higher than the expected ones.

CenterTelecom OJSC is ranked as a natural monopoly and its primary source of revenue is revenues from telecommunication services with state-regulated tariffs. CenterTelecom OJSC practical experience in the past years shows that tariffs modification is effected by the state in line with the inflation rates.

A substantial part of Company's operating expenses is comprised by costs associated with salary payment, unified social tax payment, and other personnel expenses. In its ordinary course of business the Company is able to control the level of such costs, which allows the conclusion of a zero effect of moderate inflation on the variation of the above expenditures.

Therefore, subject to inflation confined to the critical rates, the revenues of CenterTelecom OJSC will on the one hand, increase according to the tariffs growth, and on the other hand, its operating and non-operating expenses will also rise. However, due to the Issuer's capability of controlling a significant part of its expenditures (Company controlled costs) CenterTelecom OJSC is able to balance its financial and economic indicators and cash flows, thus ensuring its financial solvency and the profit level.

Items of the Issuer's financial statements most susceptible to variation

The items of the Issuer's financial statements which are most susceptible to variation as a result of financial risks affecting the Issuer's financial statements, the likelihood of their occurrence and the specificity of changes in the accounts are described below:

Profit and Loss Account
010 "Proceeds from sale of goods, products, works and services"
020 "Cost of goods, products, works and services sold"
070 "Interest expense"
120 "Extraordinary income"
130 "Extraordinary charges"
140 "Profit (Loss) before interest and taxes".

Probability of financial exposure

At the moment, the probability of financial exposure is not too high, as the Issuer is enjoying good financial standing, and the currency market and the national business environment on the whole are fairly stable.

Nature of accounting variations which may be necessitated by financial exposure

Inflation impact

A significant escalation of inflation (above the critical points) in the absence of necessary actions relating to the Issuer's activity management may cause an increase in the cost of sold goods, products (works and services) reported in line 020 of form 2 "Profit and Loss Account" of the

financial statements and consequently, a reduction in the profit (loss) figures reported in line 140 of form 2.

In the event that the Issuer takes adequate measures in view of the inflation rate, its escalation may have no material influence on the Issuer's performance.

Impact of interest rate variation

A substantial increase in the rate of coupon yield on series 05 bonds may cause an increase in the interest expenses, i.e. in the figure reported in line 070 of form 2 "Profit and Loss Account" and consequently, a reduction in the profit reported in line 140 of form 2.

Impact of exchange rate variation

A substantial increase in the exchange rate of the foreign currencies in which the Company exchange commitments are denominated versus the ruble exchange rate may result in substantial growth of exchange differences and will eventually reduce the profit (line 140 of form 2).

2.5.4. Legal risks

OJSC CenterTelecom carries out its primary activity as a telecoms operator, at that exporting neither the services of communication rendered by it, nor the work or goods. In this connection, legal risks occur mainly when the issuer carries out its activity in the home market that is characteristic for the majority of the enterprise activity subjects working on the territory of the Russian Federation.

On the foreign market, legal risks of the issuer are connected with conclusion and execution of the foreign trade contracts for delivery of communication equipment, execution of work and rendering of services.

In the accounting period, many legislative acts in the sphere of currency control, tax and customs legislation came into effect; we consider it necessary to mention the most essential changes.

Legal risks connected with the change of currency legislation:

To jural relations arisen from January 1, 2007, positions of Federal Law adopted on December 30, 2006, No. 267-FZ "On the alterations in the Federal Law "On currency regulation and controls", are applied.

The alterations are directed to perfection of the issues of currency regulation during settlements in the field of international traffic fulfilled by the transport companies and do not concern the activity of the issuer.

On January 1, 2007, the Federal Law "On currency regulation and controls" (further on - the Law), underwent the changes influencing individual and legal entities' rights and duties arising in connection with fulfillment of currency exchange transactions.

In view of the general tendency of liberalization of the legislative exchange controls, the changes taken place recently in the field of currency regulation have not entailed an increase of risks of OJSC CenterTelecom in its activities.

Legal risks connected with alterations in the tax legislation:

Since January 1, 2007, a lot of federal laws on alterations in the tax laws have come into effect.

As the issuer is a diligent tax payer and owing to observance and correct application of the norms of the tax legislation did not and does not have overdue debts under taxes and duties that should be paid into the budgets of all levels, so the changes introduced into the tax legislation have not entailed high risks for it.

Legal risks connected with alterations in the custom legislation:

Since January 1, 2007, new sets of printed forms of the customs declaration and the transit declaration approved with order of the Federal Customs Service of the Russian Federation dated August 3, 2006, No. 724, and also a new Instruction on the order of filling in the cargo customs declaration and the transit declaration, approved with order of the Federal Customs Service of the Russian Federation dated August 11, 2006, No. 762, have been enforced. In this connection, respective alterations are brought in the Instruction on fulfillment of customs operations at declaring of goods in the electronic form, approved with order of the State Customs Committee of Russia dated March 30, 2004, No. 395. So, in particular, a definition of the concept of the customs declaration

submitted in the electronic form is specified. The order of marks placement at printing by customs bodies of a copy of the electronic declaration changed.

In the accounting period, the issuer bore no high risks connected with customs registration at execution of contracts with foreign counterparties.

Legal risks connected with alteration of the requirements to the issuer's primary activity licensing or licensing of usage rights for the objects with limited turnover:

In connection with reorganization of the Federal Service for supervising the observance of the legislation in sphere of mass communications and protection of the cultural heritage and the Federal service for supervision in the sphere of communication into the Federal service for supervision in the sphere of mass communications, communication and protection of the cultural heritage (decree of President of the Russian Federation signed March 12, 2007, No. 320 "On the Federal Service for supervision in the sphere of mass communications, communication and protection of the cultural heritage"), a risk of increase in time of consideration of applications for prolongation of validity of licenses for the basic kinds of activities of OJSC CenterTelecom arises. Validity of the specified licenses expires November 2007.

Legal risks that may arise in connection with the change of court practice during the accounting period:

Change of court practice concerning the activities of OJSC CenterTelecom is possible due to enforcing the following documents:

- July 1, 2006 – alterations brought into clause 54 of Federal Law "On communications" No.126-FZ dated July 7, 2003;

- January 1, 2007 – alterations brought into clauses 21, 51.1., 59, 60 of e Federal Law "On communications" No. 126-FZ dated July 7, 2003;

- January 1, 2006 - Rules of rendering the services of local, in-zone, long-distance and international telecommunication approved by the government's order dated May 18, 2005, No. 310 "On validation of Rules of rendering the services of local, in-zone, long-distance and international telecommunication" (with amendments brought June 30, 2005, December 29, 2005, February 5, 2007);

- March 1, 2007 - Rules of rendering the services of communication for the purposes of television and/or radio broadcasting, and also the Rules of connection and interaction of communication networks for distribution of television and radio programs, approved respectively by Governmental Order dated December 22, 2006, No. 785 and the Governmental Order of the Russian Federation dated December 13, 2006, No. 760;

- other normative legal acts establishing the obligatory requirements to attaching electric communication networks and networking of a general use telephone circuit, and also to passing the traffic and rendering communication services.

In connection with enforcing the above-mentioned normative legal acts, there are risks of occurrence of qualitatively new (by subject criterion) categories of proceedings with a probability that courts will draw adverse decisions concerning both the Company and its counterparties.

However, the possible change of court practice is, nevertheless, not capable to significantly affect the results of core activities of OJSC CenterTelecom and its financial and economic situation because total volume of claims initiated against the Company as of the end of the reporting quarter is not essential for it.

2.5.5. Risks related to the Issuer's activities

Risks related to participation of CenterTelecom OJSC in the current legal proceedings:

At the moment, CenterTelecom OJSC is a party to a number of cases that concern issues of its current activities. These cases do not imply any risk of awarding adverse judgments in excess of a normal risk typical of telecommunication carrier's activities.

In our opinion, the following actions may be deemed material:

- actions with the price below or equal to 10% of CenterTelecom's assets book value, which amounts to RUR 4,497,943 thousand as of September 30, 2006;

- actions that hamper conducting business or aim at its prohibition or winding up (actions that aim at liquidation, adjudication of insolvency (bankruptcy) of CenterTelecom OJSC and its

subsidiary and affiliated companies, challenging rights arising from licenses or patents, recovery of substantial debt arrears on taxes and duties to the budget and extra-budgetary funds).

Over the reporting period, CenterTelecom OJSC did not participate in any legal proceedings that would meet the above criteria.

As a result, it is safe to say that there are no substantial legal risks related to participation of CenterTelecom OJSC in the current legal proceedings.

Risks related to impossibility to extend licenses may arise as a result of:

1) changes in provisions of the acting laws on licensing;

2) restructuring of licensing authorities.

Risks related to the Issuer's probable liability under third-party debts, including debts of its subsidiary companies:

In the reporting quarter of 2006, the above risks were not applicable to CenterTelecom OJSC.

Risks related to probable customers attrition that account for at least 10% of the total revenues from sale of the Issuer's products (works, services): None of the said risks is present.

III. Detailed information about the Issuer

3.1. Detailed profile on the Issuer

3.1.1. Registered corporate name of the Issuer

Full corporate name of the Issuer:
in Russian - ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
in English - ***Joint-Stock Central Telecommunication Company***

Short name:
in Russia - ***ОАО "ЦентрТелеком"***
in English - ***JSC CenterTelecom***

Corporate name of the Issuer is registered as the trademark, which is used for individualization of products, conducted works and provided services.

Information about registration: Certificate for trademark № 200257 dated March 11, 2001 (registration of the trademark is valid all across the Russian Federation within 10 years starting with October 16, 2000).

Information about changes in the name and organizational and legal form of the Issuer during the period of existence of the Issuer:

1) The Issuer is registered by the Order of the Head of the Moscow region Administration № 567-р dated 09.06.1994, certificate of state registration №127 dated 20.06.1994.

2) The Issuer is the legal successor the State Public Enterprise of Communication and Informatization «Rossvyazinform» of the Moscow region in respect of electric communication and wireline broadcasting.

3) The Committee on Property Management of the Moscow region is the founder of the Issuer.

4) Open Joint-Stock Company Elektrosvyaz, Moscow region (shortcut name – OJSC Elektrosvyaz, Moscow region), was renamed into Open Joint-Stock Company Elektrosvyaz, Moscow region (amendments and supplements No. 3 to the Charter of the Open Joint-Stock Company Elektrosvyaz, Moscow region, approved by the Elektrosvyaz, Moscow region, shareholders' meeting,

Minutes No. 3 dated June 27, 1997). The amendments were registered by the Moscow region Registration Chamber on July 23, 1997.

5) By the decision of General Meeting of Shareholders (Minutes № 7 dated June 1, 2001) the Company was renamed into Open Joint-Stock Company Central Telecommunication Company, shortcut name – OJSC CenterTelecom.

3.1.2. Information about registration of the Issuer with state authorities

State registration number of legal entity: ***№ 127***
Issue date: ***June 20, 1994***
Name of the body, which conducted state registration: ***administration of the Moscow region***
According to the Certificate of Record of Legal Entity registered prior to July 1, 2002 entered into the Uniform State Register of Legal Entities:
Date, on which the entry was made in the USRLE: ***November 1, 2002.***
Number of the certificate: ***50:10:00124***
Main State Registration Number: ***1025006174710***
Name of the registering body: ***Inspectorate of the Ministry of Taxation in the town of Khimki of the Moscow Region***

3.1.3. Evolvement and development of the Issuer

Issuer's life period: ***From June 1994 on (12 years).***
Date, till which it will operate: **The Issuer was set up without date.**

Issuer's establishment and promotion history:

OJSC «CenterTelecom» is the largest Russian fixed line communication operator providing wide range of telecommunication services in the Central Federal District of the Russian Federation, where about 20% of the country population live. OJSC CenterTelecom users in 17 federation constituents are government institutions, major part of legal entities and natural persons.

OJSC CenterTelecom possesses licenses for rendering of a wide range of telecommunication services, such as conventional telephone communication services, Internet access, data transmission, over-the-air and wired television, wire and VHF radio broadcasting, trunking, lease of channels and other resources. The company renders services of public communication network integration to other operators.

In the competitive environment, the Company conducts a positive marketing policy: it retains its leading position in the sphere of stationary telephony, builds up turnover of new services, which rates are not regulated by the government.

The total market share of OJSC «CenterTelecom» at the current moment is 74.05% excluding profits of mobile operators and Moscow. The Company holds about 88% of the CFD fixed line communication market (excluding Moscow and profits of the national mobile operators) and about 40% of value added services (Internet, data transmission, Intelligent networks, etc.).

Issuer's purposes:

Company's major purposes are deriving of profit and provision of individuals, public authorities and other enterprises with communication services.

Issuer's mission:

OJSC CenterTelecom considers that its mission is to provide up-to-date high-quality telecommunication solutions and world-class service in the Central Federal District (CFD) with a purpose to:

- satisfy customers' demands for traditional and new telecommunication services;

- ensure growth of shareholders' income and contribute to development of the Company;
- establish long-term mutually beneficial partner's relations based on the principles of mutual confidence, good faith and exposure;
- perform the function of a state communication operator.

3.1.4. Contact information

Issuer's place of performance:
23 Proletarskaya St., Khimki, Moscow region, 141400, the RF
Mailing address: ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***

Place of performance of the Issuer's permanent executive department:
6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993
Telephone: +7 ***(495) 650-34-34;*** Fax: +7 ***(495) 650-30-07***
E-mail: ***Info@centertelecom.ru***

Internet site on the Issuer and its issued securities: ***www.centertelecom.ru***

Divisions of the Issuer (third person) specialized in shareholders and investors relations:

Shareholders and Registrar Relations Division (Corporate Secretary Office):
Location : ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***
Telephone:***(495) 793-26-54,793-25-69;*** fax: ***(495) 793-26-54***
E-mail: ***vedeta@centertelecom.ru***
Internet site: ***http://www.centertelecom.ru/ru/investor/***

Investor Relations Division (PR&IR Department):
Location : ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***
Telephone: **(495) 793-23-40**; fax: **(495) 793-29-99**
E-mail: ***ir@centertelecom.ru***
Internet site: ***http://www.centertelecom.ru/ru/investor/***

3.1.5. Taxpayer identification number

INN 5000000970

3.1.6. Subsidiaries and representative offices of the Issuer

The Company comprises the following branches:
1. Belgorod branch of OJSC CenterTelecom, place of performance: 308000, Belgorod, Sobornaya square, 3.
Power of attorney No. 102138 dated December 26, 2006 valid through 31.12.2007 was issued to Kuzmenko Grigory Nikolaevich, Deputy Director General of Belgorod branch of OJSC CenterTelecom.
2. Bryansk branch of OJSC CenterTelecom, place of performance: 241050, Bryansk, Karla Marxa square, 9.
Power of attorney No. 102158 dated Dtctmber 26, 2006 valid through 31.12.2007 was issued to Gapeenko Vasily Alexandrovich, Deputy Director General, Director of Bryansk branch of OJSC CenterTelecom.
3. Verkhnevolzhsky branch of OJSC CenterTelecom, place of performance: 150000, Yaroslavl, Komsomolskaya st., 22.
Power of attorney No. 102150 dated December 26, 2006 valid through 31.12.2007 was issued to Saprykin Andrey Valentinovich, Deputy Director General, Director of Verkhnevolzhsky branch of OJSC CenterTelecom.

4. Vladimir branch of OJSC CenterTelecom, place of performance: 600000, Vladimir, Gorkogo st., 42.
Power of attorney No. 102160 dated December 26, 2006 valid through 31.12.2007 was issued to Korovin Anatoly Nikolaevich, Deputy Director General, Director of Vladimir branch of OJSC CenterTelecom.
5. Voronezh branch of OJSC CenterTelecom, place of performance: 394000, Voronezh, Revolutsii av., 35.
Power of attorney No. 102136 dated December 26, 2006 valid through 31.12.2007 was issued to Khaustovich Alexander Vladimirovich, Deputy Director General, Director of Voronezh branch of OJSC CenterTelecom.
6. Kaluga branch of OJSC CenterTelecom, place of performance: 248600, Kaluga, Teatralnaya st., 38.
Power of attorney No. 102144 dated December 26, 2006 valid through 31.12.2007 was issued to Ledkov Vladislav Mikhailovich, Deputy Director General, Director of Kaluga branch of OJSC CenterTelecom.
7. Kursk branch of OJSC CenterTelecom, place of performance: 305000, Kursk, Krasnaya sq., 8.
Power of attorney No. 8264 dated March 05, 2007 valid through 31.12.2007 was issued to Serbin Gennady Viktorovich, acting Deputy Director General, Director of Kursk branch of OJSC CenterTelecom.
8. Lipetsk branch of OJSC CenterTelecom, place of performance: 398000, Lipetsk, Tereshkovoy st., 35a.
Power of attorney No. 102148 dated December 26, 2006 valid through 31.12.2007 was issued to Nikolaev Valery Georgievich, Deputy Director General, Director of Lipetsk branch of OJSC CenterTelecom.
9. Moscow branch of OJSC CenterTelecom, place of performance: 141400, Khimki, Moscow region, Proletarskaya st., 23.
Power of attorney No. 8245 dated December 26, 2007 valid through 31.12.2007 was issued to Maksimenka Nikolay Anatolyevich, Deputy Director General, Director of Moscow branch of OJSC CenterTelecom.
10. Orel branch of OJSC CenterTelecom, place of performance: 302000, Orel, Lenina st., 43.
Power of attorney No. 102146 dated December 26, 2006 valid through 31.12.2007 was issued to Makhov Ivan Dmitrievich, Deputy Director General, Director of Orel branch of OJSC CenterTelecom.
11. Ryazan branch of OJSC CenterTelecom, place of performance: 390006, Ryazan, Schedrina st., 43.
Power of attorney No. 102140 dated December 26, 2006 valid through 31.12.2007 was issued to Cheremikin Yury Alexeevich, Deputy Director General, Director of Ryazan branch of OJSC CenterTelecom.
12. Smolensk branch of OJSC CenterTelecom, place of performance: 214000, Smolensk, Oktiabrskoy revolutsii st., 6.
Power of attorney No. 102154 dated December 26, 2006 valid through 31.12.2007 was issued to Balchunas Andrey Vitautovich, Deputy Director General, Director of Smolensk branch of OJSC CenterTelecom.
13. Tambov branch of OJSC CenterTelecom, place of performance: 392002, Tambov, Astrakhanskaya st., 2-v.
Power of attorney No. 102162 dated December 26, 2006 valid through 31.12.2007 was issued to Klychev Sergey Mikhailovich, Deputy Director General, Director of Tambov branch of OJSC CenterTelecom.
14. Tver branch of OJSC CenterTelecom, place of performance: 170000, Tver, Novotorzhskaya st., 24.

Power of attorney No. 102156 dated December 26, 2006 valid through 31.12.2007 was issued to Brusentsev Gennadiy Petrovich, Deputy Director General, Director of Tver branch of OJSC CenterTelecom.
15. Tula branch of OJSC CenterTelecom, place of performance: 300000, Tula, Lenina av., 33a.
Power of attorney No. 102142 dated December 26, 2006 valid through 31.12.2007 was issued to Zhuk Nikolay Ivanovich, Deputy Director General, Director of Tula branch of OJSC CenterTelecom.

All stated powers of attorney are valid until December 31, 2005.

Company's branches were established in compliance with the decision of the Board of Directors (Minutes No. 15 dated April 10, 2002). Amendments to the Company's Charter related to establishment of branches were registered by the Moscow region Registration Chamber on May 29, 2002.
Branches were opened on: May 29, 2002

The Branches are opened in accordance with the Board of Directors decision (Minutes of 10.04.2002 № 15) Amendments to the Company's Charter related to establishment of the branches are registered by Moscow Region Registration Chamber on May 29, 2002

3.2. Core business activities of the Issuer

3.2.1. Industrial designation of the Issuer

64.20 - Activities in the field of electric communication

Additional OKVED codes for OKPO 01140111:

Codes of activities and according to OKVED	Activity according to OKVED code
64.20.1	Telephone communication and document communication
64.20.3	Other activities in the field of electrical communication
45.31	Wiring works
74.20.4	Standardization and metrology activities
63.40	Organization of cargo transportation
50.20.1	Maintenance and repair of passenger cars
50.20.2	Maintenance and repair of other vehicles
50.20.3	Provision of other vehicles maintenance services
45.21.3	Civil and erection works on construction of trunk pipelines, communication and power lines
45.21.4	Civil and erection works on construction on construction of local pipelines, communication and power lines, including related odd works
45.21.1	Civil and erection works on buildings construction
74.13.1	Marketing
74.14	Consulting on issues related to business activities and management
55.12	Operations of hotels without restaurants
55.23.1	operations of children's camps during summer holidays
64.20.2	Broadcasting and distribution of TV and radio programs

3.2.2. Issuer's Core Business

The Issuer's core business, i.e. prevailing and priority activity, is provision of telecommunication services on the territory of the Central Federal District. OJSC CenterTelecom carries out its primary activities on the territory of the Russian Federation.

Types of communication services representing 10 or more percent of income (revenue) for the period of 2002-2005:
- provision of local telephone connection (voice) services;
- provision of long-distance and international telephone connection (voice) services.

Index Title	2002	2003	2004	2005
Provision of local telephone connection services				
Revenue from product (work, service) sale, thousand rubles	3,716,683.0	8,729,271.6	10,609,325	12,623,018.1
Share of total revenue, %	22.7	41.8	42.5	47.0
Provision of long-distance and international telephone connection services				
Revenue from product (work, service) sale, thousand rubles	7,554,654.9	8,799,920.0	9,577,524.4	9,226,147.1
Share of total revenue, %	46.1	42.1	38.4	33.4

The following types of communication services generated 10 or more percent of income (revenue) in 2006 and in the 1st quarter of 2007:
- provision of local telephone connection services;
- traffic connection and transmission;
- provision of in-zone telephone connection services.

Index Title	2006	1st quarter of 2007
Provision of local telephone connection services		
Revenue from product (work, service) sale, thousand rubles	14,413,488.1	3,875,392.4
Share of total revenue, %	50.8	49.7
Traffic connection and transmission		
Revenue from product (work, service) sale, thousand rubles	4,990,892.3	1,182,598.3
Share of total revenue, %	17.6	15.2
Provision of in-zone telephone connection services		
Revenue from product (work, service) sale, thousand rubles	3,867,161.9	1,342,493.0
Share of total revenue, %	13.6	17.2

Growth of income from core business by 10 or more percent as compared with the preceding period in 2002-2005:

(%)

Core activities	Growth rate 2003/2002	Growth rate 2004/2003	Growth rate 2005/2004
Long-distance (and international) telephone communication	116.5%	108.8%	96.3%
Urban and rural telephone communication	130.45	121.5%	122.2%
Radio communication, radio broadcasting, television and satellite communications	151.9%	134.5%	132.5%
Wire broadcasting	110.1%	125.5%	102.9%
Documentary telecommunication	209.6%	129.5%	89.0%
Income from new telecommunication services	25.4%	145.2%	144.5%
Income from carriers	509.1%	172.1%	109.7%

It is not possible to carry out a more detailed analysis of income from core activities in 2006 as conditions can not be compared with the preceding period (2005). It is primarily connected with change of relations with OJSC Rostelecom. From 2006 OJSC CenterTelecom has no license to provide long-distance and international communication services and, thus, there is no income from long-distance and international communication services.

Growth of income from core business by 10 or more percent, 1st quarter of 2007/1st quarter of 2006:

(%)

Core activities	Growth rate, 1st quarter of 2007/1st quarter of 2006
Radio communication, radio broadcasting, television and satellite communications	139.8%
Mobile radiotelephony (cellular)	120.5%
Documentary telecommunication	147.5%
In-zone telephone communication	203.7%

Reasons of change in the Issuer's income from communication services:

The reasons of change in growth of income from communication services as compared with 2002-225 are as follows: increase in tariffs, increase in service volume, change of mutual settlements with OJSC Rostelecom in 2003.

There was growth of income from long-distance and international communication services in 2002-2004. Income growth was determined by increase in tariffs and increase in traffic volume. Growth rate of income from long-distance and international communication services of 2004/2003 reduced as compared with growth rate of 2003/2002 and was 108.8% due to reduction of tariffs for long-distance telephone connection services in 2004 and reduction of long-distance traffic growth rates. In 2005, growth rates of income from long-distance and international communication services continued to lower. Analysis of flows of communication service income in 2005 showed that while total income from communication services increased, income from long-distance and international communication services reduced to 96.8% as compared with 2004. It is determined by reduction of tariffs on long-distance telephone connection services in all tariff zones in peak hours.

Reduction of growth rate of income from urban and rural telephone communication of 2004/2003 (121.5%) as compared with growth rate of 2003/2002 (130.4%) was determined by increase in tariffs for local telephone communication only in the 4th quarter of 2004 (tariffs were increased after the target date for reasons beyond Company's control). Growth rate of income from urban and rural telephone communication of 2005/2004 as compared with growth rate of 2004/2003 was 122.2% (increase in subscription fee by 19.2% for individual persons and by 15.0% for entities).

In 2004, wire broadcasting tariffs were increased and, thus, income from this communication service increased. In 2005, subscription fee for room speaker were increased, though growth rate of

2005/2004 as compared with growth rate of 2004.2003 reduced from 125.5% to 102.9% due to lessening of demand for this service.

Growth rate of income from wireless telecommunication of 2005/2004 as compared with growth rate of 2004/2003 reduced due to lessening of demand for this service and, as a consequence, reduction of service provision volume.

Increasing growth rate of income from new communication services of 2004/2003 as compared with growth rate of 2003/2002 is determined by increase of service provision volume (25.4% and 145.2% correspondingly). Growth rate of income from new communication services of 2005/2004 (144.5%) was at the level of growth rate of 2004/2003 (145.2%) with insignificant reduction of 0.7%.

Reduction of growth rate of income from new telecommunication services of 2005/2004 (88.1%) as compared with growth rate of 2004/2003 (145.2%) is determined by reduction of income from intellectual networks: 3,832 thousand rubles in 2005 and 43,683 thousand rubles in 2004. It is connected with lessening of demand for this service (TV vote) and, as a consequence, reduction of service provision volume.

Local telephone communication services headed the list and generated 50.8% of total income from communication services (14,413.5 million rubles) in 2006. Income increase is primarily determined by tariff change at the end of 2005. In 2006, local telephone connection was primarily developed on the basis of digital automatic telephone systems which allowed to improve quality and extend scope of provided services. Local telephone communication services were provided using free number capacity, extension of operating telephone stations, as well as capacities of new objects. Number of primarily telephone sets was increased by 126,728. As of 01.01.2007, total number of primary telephone sets was 6,546,977.

Growth of income from in-zone communication up to 3,867.2 million rubles is fully determined by increase of service provision volumes. In 2006 OJSC CenterTelecom performed work on further increase of automation and digitalization of in-zone communication to improve operation of telecommunication devices and quality of provided services.

In 2006, income from traffic connection and transmission was 4,990.9 million rubles. Significant increase of this index is primarily connected with introduction of new procedure for provision of long-distance and international communication services as from 01.01.2006 and change of settlement procedure with associated carriers.

There are several reasons for growth of income from documentary telecommunication. In 2006 OJSC CenterTelecom launched Internet access services on the basis of xDSL technology within the framework of Domolink project. In 2006, number of service users increased from 16,619 to 113,193. Meanwhile, volume of Internet traffic transmitted through dial-up lines increased by 27.4% as compared with figures of 2005 and made 3,152 million minutes.

Development of IP telephony services continues (growth of traffic by 26.3%).

Number of concluded contracts on provision of cable television services in 2006 increased by 8.2% as compared with 2005 and made 69,152 contracts.

With development of up-to-date documentary telecommunication types, demand for AT/TX services decreases year by year.

Significant changes in communication service income structure are determined by change of procedure for provision of long-distance and international communication services, traffic transmission services and introduction of new services, in particular dedicated Internet access.

In the 1st quarter of 2007, income structure shows the trends revealed in 2006.

Analysis of growth rate of the 1st quarter of 2007/the 1st quarter of 2006 shows significant growth of income from in-zone telephone communication – 203.7% (the result of change in mutual settlements with OJSC Rostelecom).

Communication service seasonality results in increase of in-zone telephone communications in summer, increase of telegram transmission and reduction of telephone connections with time payment system.

Information on the Issuer is provided on the basis of accounting kept by the Company in compliance with Federal Law *On Accounting* No. 129-FZ dated November 21, 1996 (as amended on July 23, 1998, March 28, December 31, 2002, January 10, May 28, June 30, 2003) and *Regulation on Accounting and Financial Statements in the Russian Federation* approved by Order of the Ministry of Finance of the Russian Federation No. 34n dated July 29, 1998 (as amended on December 30, 1999 and March 24, 2000), as well as valid regulations on accounting.

Company's financial statements for 2006 are executed in compliance with the said law and regulations on the assumption that the Company will continue to carry out its activities in the foreseeable future and it does not have any intent or need to liquidate or significantly limit its activities and, thus, the Company will discharge its obligations in accordance with the established procedure.

Total Structure of Issuer's Production Cost

Cost Item	Share of total expenditures, %	
	2006	1st quarter of 2007
Raw materials and materials, %	6.4	2.7
Purchased components, semi-finished products, %	-	-
Production work and services performed or provided by external organizations, %	9.9	10.0
Fuel, %	1.5	1.3
Energy, %	2.1	2.5
Labour costs, %	35.5	32.9
Rent, %	3.3	5.6
Fringe benefit expenses, %	8.8	8.7
Capital consumption, %	17.8	17.3
Taxes included in product cost, %	0.3	0.2
Other expenditures, %	14.4	18.8
depreciation of intangible assets, %	0	0
remuneration for rationalization proposals, %	0	0
compulsory insurance payments, %	0.1	0.2
entertainment expenses, %	0.0	0.0
other, %	14.3	18.6
Total: expenditures for product (work, service) manufacture and sale (production cost), %	100.0	100.0
Revenue from product (work, service) sale, % of production cost	133.9	140.8

Other expenditures include expenditures for carrier's traffic, communication channel lease; general management expenses.

In 2006 expenditures for product manufacture were 21,212.3 million rubles and reduced to 97,9% as compared with 2005.

In 2006 labour costs were 7,540.3 million rubles and, thus, increased by 8.6% as compared with 2005, while number of employees reduced by more than 7%.

Depreciation cost increased by 12% and made 3,767.5 million rubles.

With active growth of dedicated Internet access provision, expenditures for leased property and leasing expenditures (property on lessor's balance) connected with provision of such service increased.

From 01.01.2006 expenditures for settlements with OJSC Rostelecom reduced by 3 billion rubles, while expenses connected with traffic transmission by other carriers increased more than 2.5 times.

Expenditures reduced under the following items: material expenditures, services of outside organizations, insurance expenditures, expenditures for operational taxes, other expenditures.

Absolute reduction of expenditures was 444.9 billion rubles as compared with 2005.

Expenditures under the following items reduced in the 1st quarter of 2007 as compared with the 1st quarter of 2006: material expenditures, work and services performed or provided by external organizations.

3.2.3. Materials, Products (Raw Materials) and Suppliers of the Issuer

It is not required to purchase raw materials to carry out core business (provision of communication services). The Issuer does not have any suppliers of other material assets which supplies represent 10 or more percent of total material and product supplies.

There were no material changes in price for basic materials and products in the accounting period that could have a material effect on Issuer's financial situation.

There is no import in supplies of materials and products.

No problems connected with material asset sources are expected.

3.2.4. Issuer's Product (Work, Service) Sales Markets

Basic markets where the Issuer carries out its activities:

Issuer's core activity on the Central Federal District (CFD) market is provision of communication services. OJSC CenterTelecom provides services of public telephone network access, in-zone telephone communication services, Internet services and data transmission network services, communication channel lease services, wire broadcasting services, etc.

The Central Federal District where the Company carries out its activities includes 17 regions where about 20 percent of citizens reside. According to experts, district share in Russia's gross product (excluding Moscow) is about 11%. The district ranks the third in terms of monthly average salary and takes only the seventh place in terms of per capita income among Russian Federal Districts. CFD is characterized by different level of regions' economic development. The district includes both regions with high development level such as Moscow, Yaroslavl and Belgorod Regions and regions of low development level such as Kostroma, Ivanovo and Kursk Regions.

Factors that can have negative effect on Issuer's sale of products (work, services):

- decline in production,
- reduction of primary consumers' payment capacity,
- increasing competition on the part of other carriers.

Issuer's measures aimed at negative effect reduction:

1.Completion of MSN (multi-service networks) construction which allows to significantly extend the scope of provided services and improve their quality.
2.Formation of package services on the basis of up-to-date multi-service networks.
3.Increase of number capacity usage and increase of subscribers' number.
4.Use of open source software in technological processes (especially for switching equipment).
5.Use of leasing schemes to expand production.
6.Formation of substitute services.
7.Use of subsidiaries' capacities.

3.2.5. Licenses granted to the Issuer

Main type of the Issuer's activity is provision of communication services.

Information about licenses for provision of communication services is shown in item 3.2.10 «Additional requirements to the Issuers, the main type of activity of which is provision of communication services».

Licenses for provision of TV and radio cable broadcasting.

№	License title	License number	Media entity	Mass media type	Date of issue	Valid till	License issuing authorities	License coverage area
1	Radio broadcasting	№ 7696	Ternovskaya wave	On-air radio broadcasting	08.10.2003	29.04.2008	Ministry of Press of Russia	Ternovka community, Voronezh region
2	Radio broadcasting	№ 8528	Iva-Radio	On-air radio broadcasting	15.10.2004	08.04.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Ivanovo region (Vichuga town and neighbouring communities, Furmanov town and neighbouring communities, Shuya town and neighbouring communities, Yuzha town and neighbouring communities)
3	Radio broadcasting	№ 7508	Iva-Radio	Wireline broadcasting	24.07.2003	24.07.2008	Ministry of Press of Russia	Ivanovo city, Ivanovo region
4	TV broadcasting	№ 7655	Cable TV network of Ivanovo region	Cable TV	23.09.2003	23.09.2008	Ministry of Press of Russia	Ivanovo city
5	TV broadcasting	№ 7586	Zemlya Kaluzhskaya	On-air TV	27.08.2003	27.08.2008	Ministry of Press of Russia	Town of Lyudinovo, Kaluga region neighboring communities

6	TV broadcasting	№ 9084	Zemlya Kaluzhskaya	On-air TV	05.07.2005	07.07.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Town of Kondrovo, Kaluga region
7	Radio broadcasting	№ 8572	Radio Elex	Wireline sound program broadcasting	01.12.2004	11.11.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kaluga
8	TV broadcasting	№ 8531	Kostroma Telecom Media	Cable TV	18.10.2004	18.10.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kostroma
9	TV broadcasting	№ 9627	Cable TV network Kurskelektrosvyaz	Cable TV	13.12.2005	11.07.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kursk

10	Radio broadcasting	№ 8729	Lipetsk Informradio	Wireline radio	15.02.2005	20.10.2008	Rosohranculture (Federal Agency supervising over mass communications and cultural legacy)	Lipetsk and Lipetsk region
11	Radio broadcasting	№ 9476	Inform-svyaz	On-air sound broadcast	15.11.2005	15.11.2010	Rosohranculture (Federal Agency supervising over mass communications and cultural legacy)	Lebedyan in the Lipetsk region and neighboring communities
12	Radio broadcasting	№ 9040	Inform-svyaz	On-air sound broadcast	21.06.2005	21.06.2010	Rosohranculture (Federal Agency supervising over mass communications and cultural legacy)	Communities: Volovo, town of Dankov, urban-type communities of Dobrinka, Izmalkovo, Ploty, Terbuny, Usman', Chaplygin of Lipetsk region
13	Radio broadcasting	№ 9011	Inform-svyaz	On-air sound broadcast	07.06.2005	07.06.2010	Rosohranculture (Federal Agency supervising over mass communications and cultural legacy)	Dolgorukovo community, Lipetsk region

14	Radio broadcasting	№ 9960	"Dnevnoy kanal"	Wireline radio broadcasting	14.03.2006	14.03.2011	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Tula, Tula region
15	**Radio broadcasting**	№ 7192	Radio Chance	On-air radio broadcasting	18.04.2003	16.07.2007	Ministry of Press of Russia	Yaroslavl and neighboring communities (transmitter located in Dubki)
16	Radio broadcasting	№ 7246	Radio Chance	Wireline radio broadcasting	05.05.2003	24.10.2007	Ministry of Press of Russia	Yaroslavl

Licenses for non-core activities.

№	License title	License number	Date of license registration	Valid till	License issuing authorities	License coverage area
1.	Construction of buildings and facilities of I and II level of responsibility pursuant to the government standards	№ ГС-1-99-02-27-0-5000000970-003321-1	05.12.2002	05.12.2007	Gosstroy of Russia (Construction regulation agency)	Russian Federation
2.	Designing of buildings and facilities of I and II level of responsibility pursuant to the government standards	№ ГС-1-99-02-26-0-5000000970-003320-1	05.12.2002	05.12.2007	Gosstroy of Russia (Construction regulation agency)	Russian Federation
3.	Land-surveying	№ МОГ – 01056	21.11.2002	21.11.2007	Federal Agency for Geodesy and Cartography	Kursk and Tambov regions
4.	Cartography activities	№ МОГ – 01057	21.11.2002	21.11.2007	Federal Agency for Geodesy and Cartography	Kursk and Tambov regions
5.	Medical care	№ 0824	03.02.2003	03.02.2008	Public Health Committee of Kursk region	Kursk region
6.	Medical care	№ 50-01--000504	10.11.2005	10.11.2010	Federal Service of Health and Social Development Control	Orel region
7.	Medical care	№ 69-01-000044	10.02.2005	10.02.2010	Federal Service of Health and Social Development Control	Tver region

8.	Medical care	№ 0211/00841	20.12.2003	20.12.2008	Public Health Department of Tula region	Tula region
9.	Medical care	№ 721	18.11.2002	26.04.2008	Public Health and Pharmacy Department of Yaroslavl region Administration	Yaroslavl region
10.	Education activities under educational programs	№ 58550	17.07.2006	17.07.2011	Ministry of Education of Moscow region	Moscow region
11.	Education	№ 76242505/л 0094	10.03.2005	15.08.2007	Education Department of Yaroslavl region Administration on behalf of Yaroslavl region Administration	Yaroslavl region
12.	Fire alarm and extinguishing	№ 1 /00818	21.02.2003	21.02.2008	Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service	Russian Federation
13.	Installation, repair and maintenance of fire fighting equipment and tools for buildings and facilities	№ 2/ 01455	21.02.2003	21.02.2008	Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service	Russian Federation
14.	Operation of electric power grids	№ 50007938	28.04.2003	27.04.2008	Ministry of Energy of the Russian Federation	Russian Federation
15.	Operation of heat networks	№ ЭТ-02-000283(К)	28.04.2005	28.04.2010	Federal Service on Environmental, Technical and Nuclear Control	Russian Federation
16.	Repair of measurement devices	№ 001500-Р	03.03.2004	03.03.2009	State Committee of the RF for Standardization and Metrology	Russian Federation
17.	Operation and maintenance of highly explosive production facilities	№ 00-ЭВ-002491 (С)	25.03.2004	25.03.2009	Federal Industrial and Mining Supervisory body of Russia	Russian Federation
18.	Fresh water production for industrial purposes	№ 50359	07.12.2004	01.01.2015	Regional Agency on Subsoil	South-western part of

	of plants				Utilization of the Central Federal District	Alekseevka city of Belgorod region
19.	Geologic exploration and site production of fresh water for drinking and other purposes at recuperation and rest facilities	№ 53172	14.07.2003	01.01.2020	Natural Resources and Environment Protection Directorate of the Ministry of Natural Resources of the RF on Kostroma region	Plot of subsoil is near Gomonikha village in Krasnosel'ski area of Kostroma region
20.	Fresh water production for water-supply	№ 56230	09.09.2004	20.06.2008	Main Directorate of Natural Resources of Tambov region	Tambov region
21.	Water consumption (surface water objects) (Rain foul water discharge from the territory of production plant of Lazurnaya industrial zone of Tver)	№ 00333	10.10.2003	10.10.2006	Natural Resources and Environment Protection Main Directorate of the Ministry of Natural Resources of the RF on Tver region	Tver
22.	Fresh water production for water-supply of recreational camp "Signal"	№ 57273	21.12.2004	01.09.2016	Regional Agency on Subsoil Utilization of the Central Federal District	Yudinka village of the Tula region
23.	Foul water discharge	№ 00191	10.11..2005	01.11.2008	Moscow-Oka Basin Department	Tula region
24.	Maintenance of cipher (cryptographic) machines	№ 2907X	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
25.	Distribution of cipher (cryptographic) machines	№ 2908P	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
26.	Provision of services for information ciphering	№ 2909Y	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
27.	Activities on technical protection of	№ 0210	11.05.2004	11.05.2009	State Technical Commission	Subsidiaries of OJSC

	confidential information				under the RF President Administration	"CenterTelecom"
28	Activities related to handling information containing state secrets	№ 5500	16.12.2003	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Degtyarny Per., build. 2, GSP-3, Moscow, Russia
1	Activities related to handling information containing state secrets (original copy)	№ 5500/2	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	38 Teatralnaya Street, Kaluga
2	Activities related to handling information containing state secrets (original copy)	№ 5500/9	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	23 Lenina Street, Liski, Voronezh region
3	Activities related to handling information containing state secrets (original copy)	№ 5500/12	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	8 Krasnaya Square, Kursk
4	Activities related to handling information containing state secrets (original copy)	№ 5500/13	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	17 Karl Marx Street, Fatezh, Kursk region
5	Activities related to handling information containing state secrets (original copy)	№ 5500/17	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	29 Narodnogo Opolchenia Street, building 2, Moscow
6	Activities related to handling information containing state secrets (original copy)	№ 5500/18	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Nekrasova Street, Zvenigorod, Moscow region
7	Activities related to handling information containing state secrets (original copy)	№ 5500/19	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	69 Karl Marx Street, Yegoryevsk, Moscow region
8	Activities related to handling information containing state secrets (original copy)	№ 5500/20	14.04.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Lenina Street, Orel

	9	Activities related to handling information containing state secrets (original copy)	№ 5500/21	14.04.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	30 25 Oktyabrya Street, Kromy, Orel region
	10	Activities related to handling information containing state secrets (original copy)	№ 5500/22	12.05.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Schedrina Street, Ryazan
	11	Activities related to handling information containing state secrets (original copy)	№ 5500/23	12.05.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	7 Gagarina Street, Starozhilovo, Ryazan region
	12	Activities related to handling information containing state secrets (original copy)	№ 5500/24	14.06.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	24 Novotorzhskaya Street, Tver
	13	Activities related to handling information containing state secrets (original copy)	№ 5500/25	14.06.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	41 Studencheskaya Street, Torzhok, Tver region
	14	Activities related to handling information containing state secrets (original copy)	№ 5500/26	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	33 Lenina prospect, Tula
	15	Activities related to handling information containing state secrets (original copy)	№ 5500/27	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	9 Karl Marx Square, Bryansk
	16	Activities related to handling information containing state secrets (original copy)	№ 5500/28	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	1Б Mira Street, Pochep, Bryansk region
	17	Activities related to handling information containing state secrets (original copy)	№ 5500/29	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	14 Sevskaya Street, Trubchevsk,Bryansk region

	18	Activities related to handling information containing state secrets (original copy)	№ 5500/30	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35 Revolyutsy Prospekt, Voronezh
	19	Activities related to handling information containing state secrets (original copy)	№ 5500/31	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	19 Sovetskaya Street, urban village Anna, Voronezh region
	20	Activities related to handling information containing state secrets (original copy)	№ 5500/33	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Oktyabrskoy Revolyutsy Street, Smolensk
	21	Activities related to handling information containing state secrets (original copy)	№ 5500/34	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	15 microdistrict, Yartsevo, Smolensk region
	22	Activities related to handling information containing state secrets (original copy)	№ 5500/35	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	2B, Astrakhanskaya Street, Tambov
	23	Activities related to handling information containing state secrets (original copy)	№ 5500/36	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Kotovskogo Street, Sosnovka village, Tambov region
	24	Activities related to handling information containing state secrets (original copy)	№ 5500/37	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	42 Gorkogo Street, Vladimir
	25	Activities related to handling information containing state secrets (original copy)	№ 5500/38	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	22 Komsomolskaya Street, Yaroslavl
	26	Activities related to handling information containing state secrets (original copy)	№ 5500/39	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	21 Podlipayeva Street, Kostroma

	27	Activities related to handling information containing state secrets (original copy)	№ 5500/40	09.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	10-th Avgusta, Ivanovo
	28	Activities related to handling information containing state secrets (original copy)	№ 5500/41	21.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	3 Sobornaya square, Belgorod
	29	Activities related to handling information containing state secrets (original copy)	№ 228	23.12.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35a Tereshkovoy Street, Lipetsk
29.		Performing measures and/or provision of services for protection of state secrets	№ 5501	16.12.2003	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Degtyarny Pereulok, Building 2, Moscow
	1	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/10	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Lenina Street, Orel
	2	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/11	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	8 Krasnaya Square, Kursk
	3	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/12	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	38 Teatralnaya Street, Kaluga
	4	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/13	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	9 Karl Marx Street, Bryansk
	5	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/14	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35 Revolutsy pr., Voronezh

6	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/15	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Oktyabrskoy Revolutsy Street, Smolensk
7	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/16	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	2в Astrakhanskaya Street, Tambov
8	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/17	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	33 Lenina Prospekt, Tula
9	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/18	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Shchedrina Street, Ryazan
10	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/19	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	29 Narodnogo Opolchenia Street, building 2, Moscow
11	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/20	09.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	1 10-th Avgusta Street, Ivanovo
12	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/21	21.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	3 Sobornaya Square, Belgorod
13	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 229	23.12.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35a Tereshkovoy Street, Lipetsk
30.	Performing measures and/or provision of services for protection of state secrets	№ 2853 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	OJSC CenterTelecom

	1	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 1 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	3 Revolutsy Square, Belgorod
	2	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 2 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	9 Karl Marx Square, Bryansk
	3	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 3 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	22 Komsomolskaya Street, Yaroslavl
	4	Performing measures and/or provision of services for protection of state secrets	2853/3/1 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	1 10th Avgusta Street, Ivanovo
	5	Performing measures and/or provision of services for protection of state secrets	2853/3/2 M	30.12.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	1 Podlipaeva Street, Kostroma
	6	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 4 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	42 Gorkogo Street, Vladimir
	7	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 5 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	35 Revolutsy Prospekt, Voronezh

	8	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 6 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	38 Teatralnaya Street, Kaluga
	9	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 7 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	8 Krasnaya Square, Kursk
	10	Performing measures and/or provision of services for protection of state secrets	№ 2853 /8 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	35a Tereshkovoy Street, Lipetsk
	11	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 9 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	29 Narodnogo Opolcheniya Street, building 2, Moscow
	12	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 10 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	43 Lenina Street, Orel
	13	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 15 M	30.12.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	43 Shchedrina Street, Ryazan
	14	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 11 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	6 Ortyabrskoy Revolutsy Street, Smolensk

15	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 12 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	2в Astrakhanskaya Street, Tambov
16	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 13 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	24 Novotorzhskaya Street, Tver
17	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 14 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	33 Lenina Prospekt, Tula

The Issuer's forecast about possible renewal of special permits (licenses):

Terms and conditions for a possibility of license renewals:

1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Law on Telecommunication.
3. Compliance of the licensee activities with the corresponding standards, rules and regulations.
4. Technical availability of implementation of the licensed activities.

The Issuer has no reason to suppose that the licenses won't be duly renewed or will be suspended or recalled.

3.2.6. Joint activities in partnership

Information on mutual activities of the issuer for the last completed five years, completed fiscal years and last completed reporting period.

OJSC "CenterTelecom" participates in mutual activities (Agreement on simple partnership № 79/89 of December 31, 1998) on creation, development and commercial operation of cellular switch communication system of CDMA-800 standard (share – 30%).
Other participants: "Topsnabinvest" LLC (share – 40%), "Bowling – Center" (share – 30%)
Amount of the investments: 6 491 036 RUR.
Purpose of the investments: gaining profit.
Reached financial result: for 2002 – 2 811 thousand. RUR
for 2003 – 4 0669 thousand RUR
for 2004 – 2 589 thousand RUR
for 2005 – 493 thousand RUR
for 2006 – 502 thousand RUR
for Q1 2007 – none

3.2.7. Additional requirements to be met by the issuers which are joint stock investment funds, insurance or credit entities, mortgage agents.

The issuer is not a joint stock investment fund, insurance or credit entity or mortgage agent.

3.2.8. Additional requirements to be met by issuers for which natural resources extraction is the core activity

Natural resources extraction is not the core activity for the Issuer.

3.2.9. Additional requirements to be met by issuers for which telecom service provision is the core activities

A) Licenses for communication services provision

№	License title	License number	Conditions for conducted operations	Date of issue	Valid till	Body, which issued the license	Coverage area.
1.	Provision of local and intra tariff band telephone service	№ 24064	1. Provision of local and intraareal telephone communication of public switched telephone network and services of telephone communication with the use of intelligent network. 2. Rendering services of local telephone communication provision of a subscriber with access to telematic, intraareal, domestic long-distance and international telephone communication services and data services, except for data services for voice transmission. 3. Rendering services of intraareal telephone communication services provision of a subscriber with access to telematic and data services, except for data services for voice transmission. 4. According to the agreement with communication operator rendering services of domestic long-distance and international telephone communication, the company is entitled to charge subscribers and (or) users for the services of domestic long-distance and international telephone communication on behalf and a t the expense of the operatorн.	24.10.2002	24.10.2012	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
2.	Provision of local, international and domestic long-distance telephone	№ 23250	- services of local, international and domestic long-distance telephone communication at public telephone offices and public pay phones	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan,

	services						Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow
3.	Lease of telecommunication channels	№ 23247	- provision to customers of local, long-distances channels and links, channels for TV and sound programs, circuits for transmission of telecommunications signals	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow
4.	Data services	№ 23248	- public data network services	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
5.	Provision of telematic services	№ 23249	- public telematic services (e-mail, access to directory services, fax transmission, message handling service, voice mail services, speech message service, audio and video conference call service);	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
6.	Provision of telegraph services	№ 24065	1. Provision of telegraph services (receive/transmit, delivery of telegrams, AT/telex network services)). 2. Installed capacity of telegraph facilities	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan,

			should provide full satisfaction of demand in telegraph services of the license territory.				Smolensk. Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
7.	Provision of communication services via data transmission network, except for voice transmission	№ 36633	Pursuant to this licence, the Company should provide subscriber with communication service between the subscriber (terminal) sets connected to the licensee's data network: a) access to communication network of licensee; б) communication via licensee's data transmission network with the use of subscriber (terminal) equipment for voice transmission; в) access to voice services rendered by other communication operators, data networks of which interact with the licensee's network	21.11.2005	21.11.2010	Federal Service on Telecommunications Supervision	Kaluga region
8.	Provision of voice services via the data transmission network	№ 37053	Pursuant to this licence, the Company should provide subscriber with: a) access to communication network of licensee; б) communication via licensee's data transmission network with the use of subscriber (terminal) equipment for voice transmission; в) access to voice services rendered by other communication operators, data networks of which interact with the licensee's network.	12.12.2005	12.12.2010	Federal Service on Telecommunications Supervision	Kaluga region
9.	Provision of sound program broadcasting over a wireline network	№ 42765	Pursuant to this licence, the Company should provide subscriber with communication service between the subscriber (terminal) sets connected to the licensee's data network: a) access to communication network of licensee; б) communication via licensee's data transmission network with the use of subscriber (terminal) equipment for voice				Belgorod, Vladimir, Ivanovo, Kostroma, Kursk, Lipetsk, Moscow, Ryazan, Smolensk, Tambov, Tula, Yaroslavl regions.

			transmission; в) access to voice services rendered by other communication operators, data networks of which interact with the licensee's network				
9.	Provision of sound program broadcasting over a wireline network	№ 24339	Network of the licensee is designated for broadcasting of sound programs of all-Russian and state regional companies. Broadcasting of other programs is possible in the presence of licence to provide TV and radio broadcasting and corresponding agreement with the licensee-broadcaster.	28.11.2002	28.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
10.	Provision of sound program broadcasting over a wireline network	№ 25058	Network of the licensee is designated for broadcasting of sound programs of all-Russian and state regional companies. Broadcasting of other programs is possible in the presence of licence to provide TV and radio broadcasting and corresponding agreement with the licensee-broadcaster.	07.02.2003	07.02.2008	Ministry of Telecommunication of Russia	Vostochny, Severnoe and Nekrasovka communities, microrayon Kosino of Moscow
11.	Provision of mobile radio and telephone communication via public switched telephone network	№ 36270	Provision of mobile radio and telephone communication services via public switched telephone network (NTM-450 network) according to the licence only on the territory of the Ivanovo region. Pursuant to this licence, the Company should provide subscriber with: 1) access to communication network of the Company; 2) connections via mobile communication network of the licensee for receipt (transmission) of voice and data providing seamlessness of communication while rendering services despite the location of a subscriber, including when he/she is on the move; 3) connection with subscribers and (or) users of public fixed-line networks; 4) capability to use mobile services of NMT-450 standard network while outside	14.11.2005	14.11.2010	Federal Service on Telecommunications Supervision	Ivanovo region

			the territory of the mentioned licence; 5) access to communication services rendered by other operators, which networks interact with the licensee's network, except for fixed-line, mobile radio and mobile radio-telephone communication operators; 6) access to I&R service; 7) free of charge round-the-clock emergency calls.				
12.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30244	cellular digital radio telephone service in 450 MHz band using IMT-MC technology Installed capacity by 2007 – 6000 numbers, by 2013 – 16000 numbers.	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Ivanovo region
13.	Provision of mobile radio and telephone communication via public switched telephone network	№ 36271	Mobile radio and telephone communication services via public switched telephone network (NTM-450 network) according to the licence only on the territory of the Kostroma region Pursuant to this licence, the Company should provide subscriber with: 1) access to communication network of the Company; 2) connections via mobile communication network of the licensee for receipt (transmission) of voice and data providing seamlessness of communication while rendering services despite the location of a subscriber, including when he/she is on the move; 3) connection with subscribers and (or) users of public fixed-line networks; 4) capability to use mobile services of NMT-450 standard network while outside the territory of the mentioned licence; 5) access to communication services rendered by other operators, which	14.11.2005	14.11.2010	Federal Service on Telecommunications Supervision	Kostroma region

			networks interact with the licensee's network, except for fixed-line, mobile radio and mobile radio-telephone communication operators; 6) access to I&R service; 7) free of charge round-the-clock emergency calls.				
14.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30245	cellular digital radio telephone service in 450 MHz band using IMT-MC technology Installed capacity by 2007 – 6000 numbers, by 2013 – 16000 numbers.	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Kostroma region
15.	Provision of mobile radio and telephone communication	№ 38499	The Company should provide mobile radio and telephone communication services (GSM-900|1800 standard network) в according to the licence only on the territory of the Tambov region. Pursuant to this licence, the Company should provide subscriber with: 1) access to communication network of the Company; 2) connections via mobile communication network of the licensee for receipt (transmission) of voice and data providing seamlessness of communication while rendering services despite the location of a subscriber, including when he/she is on the move; 3) connection with subscribers and (or) users of public fixed-line networks; 4) capability to use mobile services of NMT-450 standard network while outside the territory of the mentioned licence; 5) access to telematic and data services, except for data services for voice transmission; 6) access to I&R service; 7) free of charge round-the-clock	01.03.2006	01.03.2011	Federal Service on Telecommunications Supervision	Tambov region

			emergency calls.				
17.	Provision of mobile radio and telephone communication via public switched telephone network	№ 36269	Mobile radio and telephone communication services via public switched telephone network (NTM-450 network) according to the licence only on the territory of the Yaroslavl region Pursuant to this licence, the Company should provide subscriber with: 1) access to communication network of the Company; 2) connections via mobile communication network of the licensee for receipt (transmission) of voice and data providing seamlessness of communication while rendering services despite the location of a subscriber, including when he/she is on the move; 3) connection with subscribers and (or) users of public fixed-line networks; 4) capability to use mobile services of NMT-450 standard network while outside the territory of the mentioned licence; 5) access to communication services rendered by other operators, which networks interact with the licensee's network, except for fixed-line, mobile radio and mobile radio-telephone communication operators; 6) access to I&R service; 7) free of charge round-the-clock emergency calls.	14.11.2005	14.11.2010	Federal Service on Telecommunications Supervision	Yaroslavl region
18.	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30246	cellular digital radio telephone service in 450 MHz band using IMT-MC technology Installed capacity by 2007 – 6000 numbers, by 2013 – 16000 numbers.	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Yaroslavl region
19	Mobile radio	№ 24325	Limit is 300 subscribers with the use of 330	14.11.2002	14.11.2007	Ministry of	Belgorod region

	telephone service		MHz band			Telecommunication of Russia	
20	Mobile radio telephone service	№ 24326	Limit is 500 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Vladimir region
21	Mobile radio telephone service	№ 24327	Limit is 1800 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Voronezh region
22	Mobile radio telephone service	№ 24328	Limit is 800 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Ivanovo region
23	Mobile radio telephone service	№ 24695	Installed capacity by the end of 2007 – at least 600 numbers in band of 828-831 MHz and 873-876 MHz	30.12.2002	30.12.2007	Ministry of Telecommunication of Russia	Ivanovo region
24	Mobile radio telephone service	№ 24329	Limit is 480 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Kaluga region
25	Mobile radio telephone service	№ 24330	Limit is 400 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Kursk region
26	Mobile radio telephone service	№ 24331	Limit is 400 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Lipetsk region
27	Mobile radio telephone service	№ 24332	Limit is 4000 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Moscow region
28	Mobile radio telephone service	№ 24333	Limit is 200 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Orel region
29	Mobile radio telephone service	№ 24334	Limit is 500 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Ryazan region
30	Mobile radio telephone service	№ 24335	Limit is 500 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Smolensk region
31	Mobile radio telephone service	№ 24336	Limit is 270 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Tver region

32	Mobile radio telephone service	№ 24337	Limit is 900 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Tula region
33	Mobile radio telephone service	№ 24338	Limit is 400 subscribers with the use of 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Yaroslavl region
34	On-air broadcasting of sound programs	№ 46483	Licence is under technical registration process in the Federal Service on Telecommunications Supervision	-	-	Federal Service on Telecommunications Supervision	Belgorod region
35	On-air broadcasting of sound programs	№ 35111	Pursuant to this licence the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	17.10.2005	17.10.2008	Federal Service on Telecommunications Supervision	Vladimir region
36	On-air broadcasting of sound programs	№ 45185	Pursuant to this licence the licensee should provide user with: 1) receipt of TV program (programs) and (or) radio programs from broadcaster; 2) on-air broadcasting of program (programs).	24.10.2006	21.06.2011	Federal Service on Telecommunications Supervision	Vladimir region
37	On-air broadcasting of sound programs	№ 34303	Pursuant to this licence the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	01.08.2005	29.10.2008	Federal Service on Telecommunications Supervision	Voronezh region
38	On-air broadcasting of sound programs	№ 34302	Pursuant to this licence the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	11.08.2005	08.10.2009	Federal Service on Telecommunications Supervision	Ivanovo region
39	Broadcasting of sound and TV programs on cable TV networks	№ 23533	Services are provided with the use of cable TV networks (SKP, KSKP. SKT), with the following specifications: Ivanovo: frequency channels SKP – 5/5. 10/10, 12/12, 27/27, 30/30, 32/32. 37/37; Frequency channels and bands KSKP -30/1. 2, 32/3. 5/5. 37/6. 7. 27/8, 9. 10/10. 11. 12/12. SK-11; Frequency channels and	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Ivanovo

			bands SKT – 30/1, 12/2, 32/3, 37/6,10/7,27/8,5/9,51/11,25/ CK-11, 21, 23,29,31, 33, 35, 39, 41, 43, 45, 47, 49, 53, 55, 57, 59, 61, 63, 65, 67, 69, 5-30 МГц Kokhma: Frequency channels and bands KSKP – 30/1, 2, 32/3, 5/5, 37/6, 7, 27/8, 9, 10/10, 11, 12/12, CK-11 Vichuga, Kineshma, Teykovo, Shuya: Frequency channels and bands KSKP – 30/1, 32/3, 6, 7, 27/(11 or SK-11 or SK-12), 5/9, 12/12 Total capacity of the networks up to 10 thousand subscribers				
40	On-air broadcasting of sound programs	№ 41565	Pursuant to this licence, the Company should provide subscriber with: a) access to communication network of the licensee; b) propagation (delivery) of TV programs signals and (or) radio broadcasting via cable network to the users (terminal) equipment	20.08.2006	20.08.2011	Ministry of Telecommunication of Russia	Vorotynsk community of Babynsk area, Kaluga region
41	On-air broadcasting of TV programs	№ 28681	Coverage territory depends on signal zone of transmitting station with the following specifications: Equipment is installed in Lyudino village of the Kaluga region: Frequency channel – 47 TV channel, carrier shifting – plus 10,4 kHz; Transmitter power – 200 W	31.10.2003	27.08.2008	Ministry of Telecommunication of Russia	Kaluga region
42	On-air broadcasting of sound programs	№ 40783	Pursuant to this licence, the Company should provide subscriber with: Receipt of TV and (or) radio broadcasting from broadcasting companies; On-air broadcasting of programs	28.04.2006	05.01.2011	Federal Service on Telecommunications Supervision	Kondorovo, Kaluga region
43	On-air broadcasting of sound programs	№ 43986	Pursuant to this licence the Company should provide a user with: Receipt of program (programs) from			Federal Service on Telecommunications Supervision	Калужская область

			broadcasters; On-air broadcasting of program (programs).				
44	On-air broadcasting of sound programs	№ 32187	Pursuant to this licence the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	10.05.2005	10.05.2008	Federal Service on Telecommunications Supervision	Kostroma region
45	Broadcasting of sound and TV programs on cable TV networks	№ 43182	Pursuant to this licence the Company should provide a user with: Access to the licensee's network; propagation (delivery) of TV programs signals and (or) radio broadcasting via cable network to the users (terminal) equipment	12.11.2006	12.11.2011	Ministry of Telecommunication of Russia	Kostroma
46	On-air broadcasting of sound programs	№ 32839	Pursuant to this licence the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	22.06.2005	30.06.2008	Federal Service on Telecommunications Supervision	Shchigry, Kursk region
47	On-air broadcasting of sound programs	№ 23557	Coverage territory depends on signal zone of transmitting station with the following specifications: Equipment is installed in Gorshechnoye of the Kursk region: Frequency – 71,78 MHz, polarization – vertical; Transmitter power – 100 W.	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Gorshechnoye community, Kursk region
48	Provision of telecommunication services for cable broadcasting	№ 31082	Pursuant to this licence the Company should provide a user with: Access to the licensee's network; propagation (delivery) of TV programs signals and (or) radio broadcasting via cable network to the users (terminal) equipment	25.03.2005	18.03.2010	Federal Service on Telecommunications Supervision	Kursk
49	On-air broadcasting of sound programs	№ 23543	Coverage territory depends on signal zone of transmitting station with the following specifications: Volovo: 104.400 MHz, 0.100 kW; Dankov: 102.400 MHz, 0.500 kW; Dobrinka: 102.700 MHz, 0.250 кВт;	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Lipetsk region

			Dolgorukovo: 102.900 MHz, 0.250 kW; Izmalkovo: 73.790 MHz, 0.100 kW; Ploty: 102.600 MHz, 0.100 kW; Terbuny: 101.900 MHz, 0.100 kW; Usman: 104.000 MHz, 0.500 kW; Lev Tolstoy: 103.800 MHz, 0.100 kW; Chaplygin: 103.300 MHz, 0. 250 kW; Chernava: 69.260 MHz, 0.030 kW.				
50	On-air broadcasting of sound programs	№ 32046	Pursuant to this licence the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	31.05.2005	23.07.2009	Federal Service on Telecommunications Supervision	Lipetsk region
51	On-air broadcasting of sound programs	№ 36678	Pursuant to this licence the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	21.11.2005	21.11.2010	Federal Service on Telecommunications Supervision	Dolgorukovo, Lipetsk region
52	On-air broadcasting of sound programs	№ 43251	Pursuant to this licence the Company should provide a user with: - receipt of TV and (or) radio program (programs) from broadcasters ; - On-air broadcasting of program (programs).	28.07.2006	15.05.2011	Federal Service on Telecommunications Supervision	Lebedyan, Lipetsk region
53	On-air broadcasting of TV programs	№ 23924	Coverage territory depends on signal zone of transmitting station with the following specifications: Serpukhov: Frequency band – 2500-2700, Number of frequency channels (not more than) 12 Solnechnogorsk: Frequency band – 2500-2700, Number of frequency channels (not more than) 12 Chekhov: Frequency band – 2500-2700, Number of frequency channels (not more than) 12.	04.10.2002	04.10.2007	Ministry of Telecommunication of Russia	Serpukhov, Solnechnogorsk, Chekhov towns of Moscow region
54	On-air broadcasting of TV	№ 43199	Pursuant to this licence the Company should provide a user with:	10.12.2006	21.06.2011	Federal Service on Telecommunicatio	Moscow region

	programs		- receipt of TV and (or) radio program (programs) from broadcasters ; - On-air broadcasting of program (programs).			ns Supervision	
55	On-air broadcasting of sound programs	№ 31551	Pursuant to this licence the Company should provide a user with: Receipt of program (programs) from broadcasters; On-air broadcasting of program (programs).	26.04.2005	22.04.2008	Federal Service on Telecommunications Supervision	Moscow region
56	Broadcasting of TV and sound programs over cable TV network	№ 43 435	Pursuant to this licence the Company should provide a user with: Access to the licensee's network; propagation (delivery) of TV programs signals and (or) radio broadcasting via cable network to the users (terminal) equipment	12.11.2006	12.11.2011	Ministry of Telecommunication of Russia	Towns of Kolomna, Losino-Petrovski, Orekhovo-Zuevo and Orekhovo-Zuevo area of the Moscow region
57	On-air broadcasting of sound programs	№ 40296	Pursuant to this licence the Company should provide a user with: Receipt of program (programs) from broadcasters: On-air broadcasting of program (programs).	18.05.2006	18.05.2006	Federal Service on Telecommunications Supervision	Tambov region
58	Provision of telecommunication services for cable broadcasting	№ 31083	Pursuant to this licence the Company should provide a user with: Access to the licensee's network; propagation (delivery) of TV programs signals and (or) radio broadcasting via cable network to the users (terminal) equipment	15.03.2005	18.03.2010	Federal Service on Telecommunications Supervision	Yaroslavl
59	On-air broadcasting of sound programs	№ 26670	Coverage territory depends on signal zone of transmitting station with the following specifications: Equipment is installed in Dubki village of the Yaroslavl region; Frequency – 103,3 MHz, polarization – horizontal Transmitter power – 1 kW	05.06.2003	16.07.2007	Ministry of Telecommunication of Russia	Yaroslavl and neighbouring settlements. Yaroslavl region

Terms and conditions for a possibility of license renewals:
1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Law on Telecommunication.
3. Compliance of the licensee activities with the corresponding standards, rules and regulations.
4. Technical availability of implementation of the licensed activities.

Deadlines for meeting by the issuer of its obligations on creation of a subscriber base according to the license:

Deadlines for meeting by the issuer of its obligations on creation of a subscriber base: met according to the license validity conditions.

Extent of meeting by the issuer of these obligations: fulfilled according to the license requirements.

Factors that might adversely affect fulfillment by the issuer of its license obligations: circumstances beyond the reasonable control.

Probability of occurrence of such negative factors: not found.

B) Telecommunication Networks
Description of the telecommunication networks used by the Issuer for rendering telecommunication services is presented below.

CenterTelecom OJSC is an operator that takes important position in the public telecommunications network in the territory of 17 subjects of the Russian Federation covering about 20% of the total country population.

The company provides a wide range of telecommunication services including local and intrazone telephone communication services, Internet access services, data transmission services, cable television broadcasting, wired and untrashort waves radio broadcasting networks, leasing communication channels and other network resources. The Company also renders services to other carriers with regard to connection to the public telephone communication network and traffic transfer.

Local telephone communication

Presently, the Company's networks cover 8,516 various types of automatic telephone systems with the aggregate installed capacity of 6,976,752 numbers. Out of this amount, the city ATX installed capacity accounts for 5,952,666 numbers or 85.3% of the total network, and country ATX – for 1,024,086 numbers or 14.7%.

The ATX equipped capacity accounts for 6,612,130 numbers or 94.8%. Out of that, equipped city ATX numbers run for 5,687,965 (95.6%) and equipped country ATX numbers run for 924,165 (90.2%).

CenterTelecom OJSC is committed to continuous improvement of its telecommunication network, bringing on-stream up-to-date multi-purpose switchboards, building fiber-optic communication lines, and arranging radio-relay digital lines.

As of January 01, 2007, the digital ATX capacity in terms of the aggregate installed capacity accounts for 52.8%, including the share of city ATX accounting for 58.1% and the share of country ATX accounting for 22.3%. Apart from extending the network capacity, development of the network through installation of electronic ATXs of domestic and foreign manufacturers allows enlarging the array of advanced communication services rendered by the Company, such as dial-up Internet access, ISDN, auxiliary services. etc.

Line-cable facilities of CenterTelecom OJSC local telecommunication network are built and utilized for provision of communication services under the current licenses. For the moment, total length of cable networks reaches 738,162 km, of which fiber-optic cable length amounts to 6,805 km.

Intrazone and Long-distance Communication

Currently, a 21-zone switching point is utilized in the CenterTelecom OJSC telecommunication network. The total installed capacity of the switching point amounts to 219,201 ports. The equipped capacity of the switching point amounts to 184,269 ports or 84.1%.

For the arrangement of intrazone telephone communication both fiber-optic and radio-relay communication lines are used. As of January 01, 2007, the length of intrazone communication lines amounts to 33,794.17 km, of which fiber-optic lines run for 15,529.64 km providing basis for ensuring high-quality digital channels and junction lines. 484.7 km of intrazone fiber-optic communication lines have been brought on-stream over four quarters of 2006.

All the subscribers of CenterTelecom OJSC are granted access to long-distance and international communication services on the basis of agreements made with long-distance and international carriers (Rostelecom OJSC, MTT OJSC, SCS Sovintel Ltd., etc.)

Information on the radio-frequency resource provided by CenterTelecom OJSC in accordance with the laws of the Russian Federation for rendering communication services with the use of radio-electronic facilities in Central Federal District of the Russian Federation

For rendering communication services with the use of radio-electronic facilities, CenterTelecom OJSC commands radio-frequency resource validated in accordance with the laws of the Russian Federation:

1. For rendering on-air broadcasting services (broadcasting of television and radio programs) in Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Tambov, and Yaroslavl Regions – 147 radio frequencies validated by 106 permits for use of radio frequencies (hereinafter "Permits").

2. For rendering cellular radiotelephone communication services in Ivanovo, Kostroma, and Yaroslavl Regions:

in the NMT-450 format – 446 radio frequencies validated by 8 permits;

in the IMT-MC-450 format – 93 broadband radio-frequency channels validated by 4 permits;

3. For rendering cellular radiotelephone communication services in Tambov Region:

- in the GSM- 900 format – 604 radio frequencies validated by 10 permits;
- in the GSM – 1800 format – 288 radio frequencies validated by 4 permits.

4. For rendering mobile radiotelephone communication services in the MPT 1327 format ("Altai") in Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tver, Tula, and Yaroslavl Regions – radio frequencies validated by 41 permits.

5. For rendering local telephone communication services and data transmission with the use of wireless access facilities in Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, and Tula Regions – 952 radio frequencies (broadband channels) validated by 94 permits.

On top of that, for the arrangement of data transmission over local and intrazone communication lines with the use of radio-relay equipment there are 544 radio frequencies provided which are validated by 122 permits.

3.3. Issuer's Prospective Plans

CenterTelecom OJSC leads the telecommunication market of wireless communication services in Central Federal District, mainly due to one of its historical advantages – sophisticated infrastructure. The Company is actively expanding and pursuing a dynamic commercial development policy.

The prospective plans of the Company on the market of Central Federal District maintain the tendency towards development of both conventional telecommunication services and state-of-the-art telecommunication technologies, with subsequent enhancement of the services with high value added and increase in share of revenues from new services in the Company's income.

Further active large-scale introduction of broadband Internet access in Central Federal District under the DOMOLINK trademark on the basis of ADSL2+ technology, and commissioning of Triple Play service packages scheduled for the forthcoming year, combined within a single, most customer-friendly complex, including the invention of IP TV services, is regarded by the Company to be the top-priority and most promising area of development. This will not only enable the Company to enhance loyalty on the part of the existing customers, but also facilitate attraction of new users who are giving up cable operators' services.

Rendering multi-media services will require upgrading and development of the network infrastructure, which is provided for in the Company's investment program and is one of the future priority tasks of CenterTelecom OJSC. Building NGN networks in Central Federal District will provide the Company with necessary infrastructure, both in terms of technical capabilities and commercial efficiency, and will allow resolving tasks of ensuring access to the global network, adoption of voice communication, multimedia data transmission, and arrangement of corporate communication systems.

Along with development of new services, the Company is planning to expand its telephone communication network aggressively, upgrade and build line and cable facilities. In order to ensure maximum telephone communication coverage of Central Federal District, the Company is planning to use, among others, wireless technologies. The Company is focused not only on technical improvement of conventional services, but also on shaping the most streamlined and differentiated offering for a modern subscriber. The Company's agenda includes adoption of convenient service packages combining local and intrazone communication, Internet access and miscellaneous services.

Besides, the Company is actively striving to participate in implementation of governmental programs, particularly, the "Education" federal program relating to connecting general education institutions to the Internet network.

3.4. Issuer's participation in production, banking, financial groups, holdings, groups of companies and associations

Production, banking, financial groups, holdings, groups of companies and associations, in which the Issuer participate:

1. Organization: ***Association of communication quality control and informatization «International Telecommunications Quality Congress»***
Enlistment year: 2000
Functions: ***Member of the organization. Promotion and enhancement of state and corporate management quality, attractiveness as investment and competitive advantages of the companies on the information and telecommunications market.***

2. Organization: ***Non-commercial partnership «TelecomForum»***
Enlistment year: ***2003***
Functions: ***Member of the organization. Support of processes for forming of the Russian information community as a part of the global information space. Assistance in development of information and telecommunication infrastructure on the territory of the Russian Federation.***

3. Organization: ***Association of Telecommunication Open Joint-stock Companies of the Russian Central ChernozemnyRegion***
Enlistment year: ***1997***
Functions: ***Member of the organization. Settling of tasks for accelerated development of communication companies and amelioration of operators' living standard.***
Promotion in development, cooperation and specialization of communication services.
Implementation provision of the state policy in the sphere of telecommunication systems in the CBBR by implementing federal, branch-specific and regional programs and projects.

4. Organization: ***Non-governmental pension fund Telecom-Soyuz***
Enlistment year: ***2002***
Functions: ***Implementation of social aims in the form of non-state pension payments to the Fund participants, payment of an accumulating part of the labor pension to the insured persons and professional pension payment to the insured persons.***

5. Organization: ***International association of DSM MoU cellular communication operators***
Enlistment year: ***1998***

Functions: ***Member of the organization. Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems.International roaming provision. Maintenance and promotion of standard services (voice, data, multimedia). Certification of equipment and working out of international agreements in relation to mobile stations, SIM cards (A3-A8, A5 algorithms), alarm system (MAP, INAP), billing system and settlements system (TAP1-TAP3), security and voice code systems.***

6. Organization: ***Association of GSM cellular mobile communication network operators***
Enlistment year: ***1995***
Functions: ***Member of the organization. Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems. International roaming provision. Maintenance and promotion of standard services (voice, data, multimedia).***

7. Organization: ***Association of operators rendering pay telephone services, equipment manufacturers, research, design and engineering organizations in the sphere of telecommunications (ATO)***
Enlistment year: ***2001***
Functions: ***Member of the organization. Design, manufacture and integration of public telephone equipment, payment control systems, security and safety facilities. Provision of public telephone-based services to individuals.***

8. Organization: ***Non-profit partnership Center for Investigation of Telecommunications Development Problems***
Enlistment year: ***2001***
Functions: ***Member of the organization. Investigation of telecommunication services market problems development. Cooperation in promotion of competitive advantages of communication branch companies. Creation and maintenance of an attractive image of communication companies and the Partnership itself for Russian and overseas investors and consumers.***

9. Organization: ***Public Association of Document Telecommunication***
Enlistment year: ***2003***
Functions: ***Member of the organization. Development of Internet technologies. Arrangement of workshops in information security. Cooperation in implementation of state programs in the sphere of information communications. Analysis of standardization processes in information communications.***

10. Organization: ***Russian Fund of Communications History***
Enlistment year: ***2002***
Functions: ***Restoration of A.S. Popov communication museum in Saint-Petersburg. Arrangement of A.S. Popov award. Arrangement of A.S. Popov Russian contest in physics. Rnovation of Saint-Petersburg head post office. Annual recognition of the veterans in domestic radio engineering and communication on the Day of Radio, 7 May.***

11. Organization: ***Electric Communication Development Fund***
Enlistment year: ***2003***
Functions: ***Attraction of resources, organization and performing of activities aimed at enhancement and development of electric communication in the CFD.***

12. Organization: ***Industry Employers Union «Communication»***
Enlistment year: ***2004***
Functions: ***Member of the organization. Enhancement of social partnership with representatives of workers.***

13. Organization: ***Non-commercial Partnership «Russian Institute of Directors» (RID)***
Enlistment year: ***2005***
Functions: ***Member of the organization. Improvement of corporate governance aimed at increase of financial resources usage efficiency and the company's investment attractiveness.***

14. Organization: ***Non-commercial Partnership «Russian Club of Telecommunication Industry Workers»***
Enlistment year: ***2005***
Functions: ***Member of the organization. Creation of scientific-methodical and material and technical basis for development of measures in the interest of the industry workers «Communication», implementation of experience and professional knowledge in telecommunication, settlement of disputable situations between telecommunication enterprises, participation in development of draft laws, statutory documents related to telecommunication.***

3.5. Daughter and Affiliated business/companies of the Issuer

Full tradename: **Russian Telecommunication Network Open Joint-Stock Company**
Short tradename: RTS OAO
Located at 2/15 Maroseika Str., Moscow 101000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The share of the subsidiary's ordinary stock owned by the Issuer: 100%
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- the provision of telecommunication services, system integration in the area of building corporate networks, including telecommunication equipment supplies.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Alexander A. Lutsky (1972),
Alexander Iv. Kirillov (1956), Chairman of the Board of Directors
Yuliana Yu. Sokolenko
Sergei V. Nazarov (1971)
Yuliya V. Markina (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:
Vladimir A. Petrov (1953)

Full tradename: **Closed Joint-Stock Company "ATS"**
Short tradename: ATS ZAO
Located at 22-A Novotorzhskaya Str., Tver, 170000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The share of the subsidiary's ordinary stock owned by the Issuer: 100%
The size of the subsidiary's share in the Issuer's authorized capital – 0.011396%
The share of the Issuer's ordinary stock owned by the subsidiary – 0.015194%

A description of the company's main type of operations:

- provision of local and intraareal telephone communication services,
- provision of data transmission and telematic services.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Alexander A. Lutsky (1972), Chairman of the Board of Directors
Alexander I. Kirillov (1956)
Sergei V. Nazarov (1971)
Yuliya V. Markina (1975)
Brusentsev Gennady Petrovich (1948)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Sergei E. Savenkov (1969)

Full tradename: **Teleport Ivanovo (TPI) Limited Liability Company**
Short tradename: Teleport Ivanovo ZAO
Located at 90 Tashkentskaya Str., Ivanovo 153032, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- data transmission services;
- cellular and paging communication services;
- trade in communication devices.

description of such a company's significance for the Issuer:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Yuliya V. Markina (1975) – Chairman of the Board of Directors
Tatyana N. Barsukova (1973)
Vera V. Kuzovkina (1970)
Alexander A. Kopytin (1971)
Eduard S Sharay (1963)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Alexander A. Kopytin (1971)

Full tradename: **MobilCom Limited Liability Company**

Short tradename: MobilCom OOO

Located at 17 Mira Street, Vladimir 600017, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the provision of trunking communication services to the businesses of the Vladimir Region.

A description of such a company's significance for the Issuer:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Leonid N. Kopachenko (1943)

Full tradename: **Telecom-Stroy Limited Liability Company**

Short tradename: Telecom-Stroy OOO

Located at 6, 2nd Minsky Pereulok, Ivanovo 153017, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:

- construction and repair works.

Description of such a company's significance for the Issuer's operations:

the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

Oleg Iv. Shepelev (1950) – Chairman of the Management Board

Andrei V. Saprykin (1957)

Dmitry V. Karmanov (1975)

Yuliya V. Markina (1975)

Vera V. Kuzovkina (1970)

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Oleg I. Shepelev (1950)

Full tradename: **Telecom-Terminal Limited Liability Company**

Short tradename: Telecom-Terminal OOO

Located at 13 Lenin Prospekt, Ivanovo 153000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:

- trade in terminal devices;
- the repair of terminal devices;

Description of such a company's significance for the Issuer's operations:

the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

Andrei B. Papulin (1960) – Chairman of the Management Board
Igor S. Zadonsky (1959)
Tatyana N. Barsukova (1973)
Yulia V. Markin (1975)
Vera V. Kuzovkina (1970)

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Andrei B. Papulin (1960)

Full tradename: **Vladimir Teleservice Closed Joint-Stock Company**

Short tradename: Vladimir Teleservice ZAO

Located at 20 Gorokhovaya Str., Vladimir 600017, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's ordinary stock owned by the Issuer: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:

- providing the services of telematic centres and data transmission services.

Description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Yuliya V. Markina (1975) – Chairman of the Board of Directors
Anatoly Ye. Brekhov (1952)
Tatyana N. Barsukova (1973)

Vera V. Kuzovkina (1970)
Olesya Yu. Kalinikhina (1978)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Andrei G. Andreyev (1970)

Full tradename: **TverTelecom Limited Liability Company**

Short tradename: TverTelecom OOO

Located at 24 Novotorzhskaya Str., Tver 170000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 85 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:

- the construction and overhaul of communication facilities;
- the provision of local and intra-area phone communication services;
- the provision of the services of telematic centres.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Anna P. Belyaeva (1972)
- Sergei A. Grushin (1967)
- Vyacheslav Ya. Sergienko (1952) – Chairman of the Board of Directors
- Artem A. Tynyansky (1976)
- Oleg S. Shedenkov (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Vitaly S. Kostenko (1944)

Full tradename: **CenterTelecomService Closed Joint-Stock Company**

Short tradename: CenterTelecomService ZAO

Located at room 101, 23 Proletarskaya Str., Khimki, Moscow Region 141400, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 74.9 %

The share of the subsidiary's ordinary stock owned by the Issuer: 74.9%

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:

- the provision of local, intercity, international phone communication services, data transmission services;
- the lease-out of communication channels.

Description of such a company's significance for the Issuer's operations:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Sergei V. Nazarov (1971) - Chairman of the Board of Directors
- Alexander A. Lutsky (1972)
- Alexander I. Kirillov (1972)
- Andrei D. Kartashov (1974)
- Yukia A. Fetisova (1974)
- Vadim M. Kondratov (1969)
- Ruslan V. Kryazhev (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Nikolai N. Demenchuk (1974)

Full tradename: **Svyaz-Service-Irga Production and Commissioning Enterprise, Limited Liability Company**

Short tradename: Svyaz-Service-Irga PVP OOO

Located at 21 Yesenina Str., Ryazan 390046, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 70 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:

- the repair and maintenance of communication equipment, the designing of communication lines.

Description of such a company's significance for the Issuer's operations:

- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Alexander V. Boitsev (1955)

Full tradename: **Vladimirsky Taxophone Limited Liability Company**

Short tradename: Vladimirsky Taxophone Ltd.

Located at 32-a Prospekt Stroiteley, Vladimir 620014, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 51 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of activity: provision of communication services with the use of payphones, services of service phone cards.

The company's significance for the Issuer's activity: the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Anatoly N. Korovin (1946), Chairman of the Board of Directors
- Vladimir I. Yurkin (1951)
- Ida A. Saakyan (1944)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Vladimir I. Yurkin (1951)

Full tradename: **Telecom Closed Joint-Stock Company of the Ryazan Region**

Short tradename: JSC Telecom

Located at 36 Svobody Str., Ryazan 390006, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 50.9 %

The share of the subsidiary's ordinary stock owned by the Issuer: 50.9%

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations: provision of traffic transit services, leasing of equipment.

Description of such a company's significance for the Issuer's operations: the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Yury A. Chemerikin (1954) – Chairman of the Board of Directors
- Vladimir N. Shevnev (1941)
- Vladimir I. Veretennikov (1952)
- Vladislav N. Shatilov (1959)
- Lidiya I. Kalinina (1955)
- Vera V. Kuzovkina (1970)
- Natalya A. Sudareva (1958)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Valery A. Ushakov (1948)

Full tradename: **TeleRoss-Voronezh Closed Joint-Stock Company**

Short tradename: JSC TeleRoss-Voronezh

Located at 25 Krasnoarmeiskaya Str., Voronezh 394000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 50 %

The share of the subsidiary's ordinary stock owned by the Issuer: 50%

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of activity: the lease-out of communication equipment.

Description of such a company's significance for the Issuer's operations: the company works in the main line of OJSC CenterTelecom operations, so participation in its activities contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Alexander G. Kudryavtsev (1954)
- Alexander V. Khaustovich (1949) , Chairman of the Board of Directors
- Natalia A. Sudareva (1958)
- Andrei Ye. Patoka (1969)
- Vasily M. Petrov (1956)
- Vera V. Kuzovkina (1970)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth: Vasily M. Petrov (1956)

Full tradename: **OJSC Rinfotels Telecommunication Company**

Short tradename: Rinfotels TC JSC

Located at 43 Yesenin Str., Ryazan 390023, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 26%

The share of the subsidiary's ordinary stock owned by the Issuer: 26%

The size of the subsidiary's share in the Issuer's authorized capital – 0.001089%

The share of the Issuer's ordinary stock owned by the subsidiary – 0.001452%

Description of the company's main type of activity: provision of data and telematic services.

Description of such a company's significance for the Issuer's operations: the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Yury A. Chemerikin (1957), Chairman of the Board of Directors
- Sergei V. Bobylev (1961)

- Igor M. Maizels (1954)
- Valery P. Melkov (1945)
- Vladimir N. Shevnev (1971)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth: Sergei V. Bobylev (1961)

The list of General Directors, members of Boards of Directors (Supervisory Boards), members of the Management Boards of the companies specified in this clause, being the stockholders of OJSC CenterTelecom as of **31.12.2006.**

Full name of Director General, member of the Board of Directors (Supervisory Board) or member of the Management Board	Share of the ordinary stock of OJSC CenterTelecom owned by this person, %	This person's share in the authorized capital of OJSC CenterTelecom, %
Anatoly Ye. Brekhov	0.029886	0.038026
Anatoly N. Korovin	0.000405	0.000270
Vitaly S. Kostenko	0.000024	0
Valery P. Melkov	0.013308	0.017744
Andrei V. Saprykin	0.001016	0
Natalia A. Sudareva	0.000442	0.000350
Alexander G. Udilov	0.000190	0.000051
Alexander V. Khaustovich	0.102933	0.133398
Yuri A. Chemerikin	0.004753	0.006337
Vladimir N. Shevnev	0.023227	0.028180
Vladimir I. Yurkin	0.000020	0.000027
Evgeny Iv. Savenkov	0.058008	0.074293
Valery A. Ushakov	0.000358	0.000095

The remaining General Directors, members of the Boards of Directors (Supervisory Boards) and members of the Management Boards of the companies specified in this clause are not stockholders of OJSC CenterTelecom.

3.6. Composition, structure and value of the issuer's fixed assets, plans on acquisition, replacement and retirement of fixed assets, and instances of encumbrances of the issuer's fixed assets

3.6.1. Fixed Assets

Below is the information on original (replacement) value of fixed assets and the accumulated depreciation for the last terminated financial year and the quarter of report:

No.	Group of fixed assets	Original (replacement) value of fixed assets, RUR	Accumulated depreciation, RUR
Reporting Date: 31.12.2006			
1.	Land lots and natural resource facilities	35 487 898	
2.	Buildings	4 805 718 280	1 080 826 221
3.	Installations	16 787 293 435	6 740 284 153
4.	Machines and Equipment	29 724 633 406	13 273 091 645
5.	Transport facilities	603 269 572	456 729 578

6.	Other	2 639 001 458	1 562 002 406
	TOTAL:	**54 595 404 049**	**23 112 934 003**
Reporting Date: 31.03.2007			
1.	Land lots and natural resource facilities	35 549 659	
2.	Buildings	4 803 603 470	1 099 524 353
3.	Installations	16 843 831 009	6 935 928 849
4.	Machines and Equipment	29 857 102 206	13 948 018 565
5.	Transport facilities	600 805 880	466 137 507
6.	Other	2 643 767 277	1 647 398 235
	TOTAL:	**54 784 659 501**	**24 097 007 509**

Method of asset revaluation:

Fixed assets had not been revaluated before Company consolidation on 30 November 2002. Fixed assets of affiliated companies were taken onto the balance according to their depreciated book value as of 30 November 2002. But it should be noted that revaluations took place in some affiliated companies from 2000 to 2002. Since such revaluations were made by then independent companies and since the time (Voronezh, Orel, Tambov – in 2000, and Tula, Kaluga, Kostroma - in 2001, Tver - in 2000-2002) and methods of revaluation (different evaluators) were different, the Issue considers it inexpedient to quote such data on revaluation history in each of the affiliated companies before consolidation.

As of 01.01.2007 the Company had not revaluated its fixed assets.

The Company pledged fixed assets to the amount of 143,865,876 thousand RUR under loan agreements (as of 31.12.06). Encumbrance is created upon obtaining of loan funds, and is terminated upon repayment of debts under credits.

The nature of encumbrance is pledge of property as a security under loan agreements.

Number and date of a contract of pledge of fixed assets	Pledge amount, RUR	Pledge purpose	Date of pledge creation	Term of contract
Loan Agreement No. KB 97804129 valid from 26.04.04 to 20.03.07 with Vneshtorgbank SB RF, Voronezh	61 340 363	Obtaining of loan funds	April 2004	20.03.2007
Contract of Pledge, unnumbered, of 16.11.99 with Mashpriboringtorg FGUP	31 986 023	Obtaining of loan funds	November 1999	November 2007
Contract No. 1014 of 30.06.2004 with Vneshtorgbank OJSC	50 539 490	Obtaining of loan funds	June 2004	2007
Total	**143 865 876**			

The Company pledged fixed assets to the amount of 772,863 thousand RUR under loan agreements (as of 31.03.07). Encumbrance is created upon obtaining of loan funds, and is terminated upon repayment of debts under credits.

The nature of encumbrance is pledge of property as a security under loan agreements.

Number and date of a contract of pledge of fixed assets	Pledge amount, RUR	Pledge purpose	Date of pledge creation	Term of contract
Contract No. unnumbered/7651/07-DO of 09.03.2007 with the RF Ministry of Finance	690 347 226	Security under amicable agreement	March 2007	01.01.2012
Contract of Pledge, unnumbered, of 16.11.99 with Mashpriboringtorg FGUP	31 976 436	Obtaining of loan funds	November 1999	ноябрь 2007
Contract No. 1014 of 30.06.2004 with Vneshtorgbank OJSC	50 539 490	Obtaining of loan funds	June 2004	2007
Total	**772 863 152**			

Information on encumbrance of fixed assets in the 1st Quarter of 2007:

On 09 March 2007 a Contract of pledge of movable property was entered by and between the RF Ministry of Finance (Pledge Holder) and TsentrTelecom OJSC (Pledger). The Contract of Pledge was executed for the purpose of ensuring of duly execution of obligations under the Amicable Agreement dated 27 December 2006 in case No.A41-K1-14971/05. The total pledge value of the Property pledged under the Contract is 690,347.23 thousand RUR (exclusive of VAT).

TsentrTelecom does not plan any acquisition, replacement or disposal of fixed assets with the value of 10 and more percent of the Issuer's fixed asset value.

IV. Information on Financial and Business Activity of the Issuer

4.1. Results of the Financial and Business Activity of the Issuer

4.1.1. Profits and Losses

Performance levels characterizing Issuer's efficiency and unprofitability during the last 5 terminated financial years and the quarter of report:

Indices	Index value in the period of report					
	2002	2003	2004	2005	2006	1st Quarter of 2007
Revenue, thousand RUR	16 389 267	20 890 007	24 963 116	27 593 610	28 395 257	7 796 696
Gross profit, thousand RUR	4 257 348	5 241 455	5 261 008	6 345 107	7 182 986	2 258 445
Net profit (undistributed profit (uncovered loss)), thousand RUR	837 652	1 502 563	397 711	668 504	2 047 848	1 111 486
Return on equity, %	5.8%	9.7%	2.6%	4.1%	11.6%	5.9%
Return on assets, %	4%	5%	1%	1.5%	4.3%	2.4%
Net profit margin, %	6.6%	7.2%	1.6%	2.4%	7.2%	14.3%
Product (sales) profitability, %	26%	25%	21%	23%	25%	29%

Capital turnover, times	0.95	0.86	0.80	1.08	0.76	0.21
Uncovered loss as of the date of report, thousand RUR	-	-	-	-	-	-
Ratio of uncovered loss as of the date of report and the balance-sheet total	-	-	-	-	-	-

The procedure recommended by the Federal Service for Financial Markets of Russia was used to calculate the above indices.

The economic analysis of profitability/unprofitability of the Issuer was performed based on the indicated indices dynamics.

During the period under analysis (2002-2005), Profit and Gross Profit performance tend to grow, which can be explained by increased volumes of provided services and growth of the rates for the provided services. In 2006 revenues increased by 801.6 million RUR and constituted 28,395.3 million RUR (growth of 2.9% as compared to 2005). In 2006 net profit constituted 7,182,986 thousand RUR, which is 113.2% as compared to 2005.

The growth of gross profit in 2006 as compared to 2005 is conditioned by the following factors:

- Gain in earnings from interband telephone communications due to CPP principle implementation ('pays who calls')
- Gain in earnings from local telephone communications due to raising of tariff rates for local telephone connections at the end of 2005
- Reduction of expenses related to far-distance operators.

In 2006 net profits increased by 3.1 times as compared to 2005 (2005 – 668,504 thousand RUR; 2006 – 2,047,848 thousand RUR).

In 2006 the growth of net profits resulted in increasing of ROE index (11.6%), return on assets (4.3%), net profit margin (7.2%). Product profitability also increased and constituted 25% (as compared to 23% in 2005).

The capital turnover rate shows the Issuer's revenue amount falling on the equity capital and short-term borrowed funds. The ratio of capital turnover was 0.76 in 2006.

If we compare the 1st Quarter of 2007 to the 1st Quarter of 2006, the indices of Revenue, Gross profit, net profit and, accordingly the profitability index tend to grow.

In the 1st Quarter of 2007 revenues increased by 17.9% as compared to the 1st Quarter of 2006 and constituted 7,796,696 thousand RUR. In the 1st Quarter of 2007 the gross income increased by 1.1 times as compared to the 1st Quarter of 2006 and constituted 2,258,445 thousand RUR. In the 1st Quarter of 2007 net profits constituted 1,111,486 thousand RUR and increased by 570,969 thousand RUR (by 2.1 times) as compared to the 1st Quarter of 2006.

In the 1st Quarter of 2007 ROE index growth rate constituted 5.9% as compared to 3.3% in the 1st Quarter of 2006. In the 1st Quarter of 2007 the return on assets increased twice, and constituted 2.4% (as compared to 1.2% in the 1st Quarter of 2006). In the 1st Quarter of 2007 the net profit margin increased up to 14.3% as compared to 8.2% in the 1st Quarter of 2006. In the 1st Quarter of 2007 the ratio of capital turnover constituted 0.21 times.

The Issuer does not have any uncovered losses within the analyzed period, thus the ratio of uncovered loss and the balance-sheet total was not calculated.

4.1.2. Factors Influencing Proceedings from Sales of Products, Works and Services by the Issuer and Profits (Losses) of the Issuer from Operations

Factors which in the opinion of the Issuer's management bodies influenced the amount of proceedings from sales of products, works and services of the Issuer, and profits (losses) from operations during the last 5 terminated financial years and the quarter of report:

Factor	Evaluation of influence of the specified factors					
	2002	2003	2004	2005	2006	1st Quarter of 2007

Inflation	low	low	low	low	low	low
Changes in the exchange rates	low	low	low	low	low	low
Resolutions of state bodies	low	low	low	low	high	high
Increase of the amount of provided services	high	high	high	high	high	high
Cost supplement	medium	medium	medium	medium	medium	medium

4.2. Issuer's Liquidity, Capital and Circulating Capital Adequacy

Index	2002	2003	2004	2005	2006	1st Quarter of 2007
Own circulating assets, thousand RUR	-5 155 484	-11 310 022	-21 523 633	-22 996 700	-21 356 530	-19 514 690
Permanent asset index	1,36	1,73	2,38	2,43	2,21	2,04
Working capital ratio	0,67	0,74	0,58	0,32	0,86	1,00
Quick liquidity ratio	0,41	0,43	0,33	0,17	0,54	0,66
Fixed asset autonomy rate	0,62	0,47	0,35	0,36	0,37	0,41

The procedure recommended by Order No.05-5/pz-n of the Federal Service for Financial Markets of Russia dated 16.03.05 was used to calculate the above indices.

Liquidity ratios characterize the Issuer's ability to meet its short-term obligations. The implication of these indices is to compare the value of the Issuer's current liabilities and its floating assets which should extinct its obligations.

In 2006 the working capital and quick liquidity ratio grew, which was primarily a result of reduction of the share of short-term liabilities in the total borrowed funds.

In 2006 the Issuer repaid its credit commitments on a timely basis, and also effected an advanced repayment of obligations with increased interest rates, which resulted in considerable reduction of short-term liabilities. Besides, the liabilities under the bond loan of series 04 were reclassified from short-term indebtedness to the long-term indebtedness as it fulfilled its obligations under the offer on 16 November 2006.

In 2006 the permanent asset index decreased as compared to the previous year due to the growth of equity capital and reserves mainly on account of increasing of net profits with stable capital assets.

Growth of equity assets and reserves as well as the implemented debt load optimization strategy has positively affected the dynamics of the equity assets autonomy ratio.

In the 1st Quarter of 2007 the trend of changing of all the above indices as compared to the similar period last year are preserved.

The Issuer does not consider the gap between current assets and current obligations as a risk as it has open credit limits in commercial banks. Besides, in 2006 this gap has considerably reduced as compared to 2005 which can be considered as a positive factor.

Analysis of the Issuer's financial standing makes it possible to draw a conclusion on a marked improvement trend of the most of considered liquidity and financial soundness indices and on improvement of the Issuer's activity efficiency. The Financial Strategy adopted by the Issuer in 2006 is aimed at further optimization and reduction of the debt load in 2007-2009, and also provides for further balance sheet structure improvement, which would result in further upsurge of liquidity.

4.3. Amount and Structure of Capital and Floating Assets of the Issuer

4.3.1. Amount and Structure of Capital and Floating Assets of the Issuer

The Issuer's authorized capital is ***6,311,998,965 RUR***, it complies with its statutory documents.

Capital structure changing dynamics, thousand RUR.

	2002	2003	2004	2005	2006	1st Quarter of 2007
Authorized capital, thousand RUR	631 200	631 200	631 200	6 311 999	6 311 999	6 311 999
Total stock value of the Issuer bought out by the Issuer for further resale (transfer) with the specified share of such stock (shares) of the outstanding Issuer's stock	-	-	-	-	-	-
Reserve capital formed from profit deductions	27 838	31 560	31 560	31 560	64 985	64 985
Additional capital	6 405 534	6 332 963	6 327 621	646 822	70 946	70 946
Undistributed net profits*	6 986 003	8 070 310	8 123 562	7 955 459	8 752 196	11 908 687
Total capital of the Issuer	14 050 575**	15 066 033	15 113 947	15 614 344	17 247 974	18 356 616

* - undistributed profit of past years + undistributed profit of the current fiscal year – uncovered loss of past years – uncovered loss of current year

** - taking into account the value of the 'Social Sphere Fund'

The above Issuer's equity capital structure is given as per the financial statements.

In 2006 the share of equity capital of the Issuer in the liability structure has increased as compared to the level of 2005 similar to the 1st Quarter of 2007 as compared to the 1st Quarter of 2006.

The structure and amount of the Issuer's floating assets according to its financial statements:

Index	Unit	2002	2003	2004	2005	2006	1st Quarter of 2007
Reserves	Thousand RUR	647 352	915 292	1 086 032	1 150 003	2 181 929	2 066 057
	%%	17,10%	15,65%	14,62%	14,62%	26,26%	25,62%
VAT on purchased valuables	Thousand RUR	789 585	1 477 023	2 077 515	1 720 958	903 879	657 951
	%%	20,86%	25,25%	27,96%	27,96%	10,88%	8,16%

Accounts receivable	Thousand RUR	2 041 966	2 416 978	2 893 667	2 277 747	3 153 640	3 941 817
	%%	53,95%	41,32%	38,94%	38,94%	37,95%	48,87%
Short-term financial investments	Thousand RUR	2294	24 486	2 678	4 200	1 194 061	972 990
	%%	0,06%	0,42%	0,04%	0,04%	14,36%	12,06%
Cash assets	Thousand RUR	303 875	1 015 270	1 369 112	952 823	875 372	424 519
	%%	8,03%	17,36%	18,43%	18,43%	10,53%	5,26%
Other floating assets	Thousand RUR	-	941	1 283	2 008	1 300	2 128
	%%		0,02%	0,02%	0,02%	0,02%	0,03%
Total	Thousand RUR	100 %	100 %	100 %	100 %	100 %	100%
Total floating assets	%%	3 785 072	5 849 990	7 430 287	6 107 739	8 310 181	8 065 462

In 2006 the share of floating assets in the Issuer's asset structure increased as compared to 2005, and in the 1st Quarter of 2007 as compared to the similar period last year, which is mainly a result of the increase of deferred expenses and short-term financial investments.

The sources of floating assets financing primarily include operating income and short-term bank loans.

Factors which can result in changing of the floating asset financing policy include:

- Changing of accounts receivable, reserves, the rate of floating asset turnover
- Changes of bank interest rates
- Changes of market prices for production reserves and other commodity and material valuables
- Changes of prices for the services provided by the Issuer.

Estimate of probability of such factors:

- The Issuer's asset management policy regarding accounts receivable and reserves aims at their decreasing and decreasing of turnover rates. Any negative effect of this factor on the floating asset financing practice is unlikely.
- The cost of bank credits and the refinancing rate set by the RF CB tend to decrease. Any negative effect of this factor on the floating asset financing practice is unlikely.
- Prices for commodity and material valuables used by the Issuer in the course of its business activity are not subject to violent market fluctuations. Any negative effect of this factor on the floating asset financing practice is unlikely.
- The Issuer's market strategy is aimed at extension of its activity in the sectors with unregulated prices and rates. Any negative effect of this factor on the floating asset financing practice is unlikely.

4.3.2. Financial Investments of the Issuer

As of 31.03.2007 the total financial investments of the Issuer constituted ***2,446,240,712RUR.***

The list of the Issuer's financial investments which constitute 10 or more percent of its total financial investments as of the end of the quarter of report:

Investments in securities:

Security	Full and contracted names of the organization	Address	State registration number of securities issues	Date of security issue registration and registration authority	Number of securities owned by the Issuer, pcs	Par value of investments owned by the Issuer, RUR	Total balance-sheet value of securities owned by the Issuer, RUR	Dividends for 2005, RUR; payout period
Ordinary shares	Russian Telecommunication Network Open Joint-Stock Company, RTS OJSC	Maroseika, 2/15, 101000 Moscow	1-03-01033-A	05.03.1998, Moscow Regional Dpt. of the FCSM of Russia	876 477	8 764 770	1 449 084 559	2 242 000 Not later than 31.12.2006
			1-03-01033-A-004 D	28.09.2005, Regional Department of the Federal Service for Financial Markets in the Central Federal District	10 768	107 680		
			1-03-01033-A-003 D	28.09.2005, Regional Department of the Federal Service for Financial Markets in the Central Federal District	416 089	4 160 890		
					1 303 334	**13 033 340**		

As of 31.03.2007 there were no financial investments of the Issuer in non-monetary securities which constitute 10 and more percent of its financial investments.

As of 31.03.2007 there were no other financial investments which constituted 10 and more percent of all financial investments of the Issuer.

The total financial investment depreciation reserves of the Company constituted
1,076,636 thousand RUR as of 31.12.2006
1,076,636 thousand RUR as of 31.03.2007

The Issuer made calculations represented in this paragraph according to the following accounting standards (rules): *Federal Law "On Accounting" No.129-FZ of 21.11.96; Regulation on Accounting and Financial Statements in the RF approved by Order No. 34n of the RF Ministry of Finance on 29.07.98; Accounting Rules 19/02 "Financial Investment Accounting" approved by Order No. 126n of the RF Ministry of Finance on 10.12.02.*

4.3.3. Intangible Assets of the Issuer

Group of intangible assets	Original value, RUR	Accumulated depreciation, RUR
As of 31.12.2006		
Exclusive rights to an invention, design invention, useful model, computer software, database	2,498,313	1,143,438
Exclusive rights to trademarks and service marks	82,831	28,864
TOTAL	**2,581,144**	**1,172,302**
As of 31.03.2007		
Exclusive rights to an invention, design invention, useful model, computer software, database	2,498,313	1,209,181
Exclusive rights to trademarks and service marks	82,831	30,974
TOTAL	**2,581,144**	**1,240,155**

Intangible assets were accounted according to Accounting Rules 14/2000 approved by Order No. 91n of the RF Ministry of Finance on 16.10.2000.

4.4. Policies and expenses of the Issuer in respect of R&D, licenses and patents, new designs and research reports

Information about the Company's expenditures on R&D activities will be provided after compilation of the Annual Financial statements for 2006, i.e. in the quarterly report for Q1 2007.

The Company performs work on licensing the following intellectual property objects:

- "Areaway of the underground low-channel communications facility" (invention). Provides processibility and effectiveness of construction and repair.

"Automated design and technical recording of telecommunications network facilities" (invention). Reduces labor intensity of design and technical recording of communications facilities simultaneously increasing the project information value and reliability.

"Planning map of the project and technical recording of underground telecommunications network facility lines" (industrial sample);

"Planning map of the project and technical recording of earthworks performed during construction and reconstruction of telecommunications network facilities" (industrial sample);

"Planning map of the project and technical recording of telecommunications network air line" (industrial sample);

"Planning map of the project and technical recording of in-house telephone network" (industrial sample).

The Company has:

1. Trade mark certificate No. 200257 of 11.03.2001. The trade mark is used by the Company for individualization of commodities, handled works and rendered services. The Company's trade mark registration is effective on the whole territory of the Russian Federation during 10 years from October 16, 2000.

2. Patent for invention No. 2231125 of 10.09.2004 "Transmission of alarm message signals via occupied digital communications channels".

3. Patent for invention No. 2264042 of 10.11.2005 "Broadcasting network".

4. Patent for useful model No. 44693 of 27.03.2005 "Areaway of the underground low-channel communications facility".

5. Certificate on official registration of "Telephone network subscribers of the Tula branch of OJSC «CenterTelecom»" data base No. 2004620254 of 27.10.2004.

6. Certificate on official registration of "Single Payment Card System" computer program No. 2005610821 of 07.04.2005.

7. Certificate on official registration of "Overall Document Flow" computer program No. 2005610822 of 07.04.2005.

8. Certificate on official registration of "Personnel management" computer program No. 2005610823 of 07.04.2005.

9. Patent for useful model No. 22253 of 10.03.2002 Manual "Facing the Customer" for personnel customer cooperation training in organizations rendering services to legal and physical bodies.

10. Trade mark certificate No. 151455 of 10.04.1997, the Company's trade mark registration is effective on the whole territory of the Russian Federation during 10 years from 30.09.1996.

11. Trade mark certificate No. 300687 "Your Internet Style" of 31.12.2006.

The validation period of patents and trade mark (service mark) registration is determined according to the applicable legislation. Patents and trade mark (service mark) registrations can be extended in the established order.

Period	Expenses for R&D (th. RUR)
Q1, 2007	0

4.5. Trend analysis of the core business of the Issuer

The main development trends of communications field and the main factors influencing the field:

Macroeconomic situation still remains favorable in the Central Federal District versus other Russian Federation regions. However, economy growth retardation common for Russia influences the development of the CFD economy. (In particular, GDP growth retardation and inflation growth acceleration).

Telecommunications field continues to preserve high development dynamics. According to the Russian Federation Ministry of Trade and Economic Development, in 2006 the income from communications services increased versus 2005 by 21%, and the field contribution in the GDP of the country comprised about 4,4%. Growth of income is conditioned not only by the increased communications service rates, but also by accretion of subscriber base and development of networks and communications services.

Total amount of the telecom services market of the CFD (including mobile operators and excluding Moscow) by the end of 2007 will make some 70 billion rubles and in 2008 it will reach 80.7 billion rubles. Such growth is primarily conditioned by high rates of cellular communications and data transmission market development.

Over the last several years there exists a regular trend of redistributing a part of income from different communications services towards unconventional services, generally, mobile communications. The Central Federal District was not an exception.

In general, the field has a trend of communications service income growth.

Overall evaluation of the issuer's field activity results:

In the local communication sector OJSC «CenterTelecom» revenue share is to make some 87% in 2007 году (excluding revenues of mobile operators). Share of OJSC «CenterTelecom» at the market of value added services in the CFD will amount to 37%.

Evaluation of results of the issuer's activity correspondence to the field development trends:

According to the work results of OJSC «CenterTelecom» in the 1th quarter of the growth of the main telephone sets comprised 13 258. The growth of income from communications services in the 1th quarter of 2007 comparing with 2006 comprised 118.0%, share of value added services revenues in the total amount of revenues went up and made 8.7 % according to the results of the quarter.

Forecast of the field further development:

According to the forecast of J'son&Partners, in 2007 the growth of local telephony market will not exceed 10%, and intraareal – 6%, at the same time growth of value added services market will amount to about 136%. The penetration of large alternative operators from Moscow to the regions will continue which will aggravate the situation with competition. The replacement of fixed communications with the cellular one registered over the last several years will continue but with slow rates. The above trend is conditioned by the planned reduction of the limit rate of common telephone network access for traditional operators on the one hand, and increased rates of outgoing calls from mobile telephones plus payment for connection with cellular operators on the other hand.

OJSC «CenterTelecom» considers possible negative consequences of the above risks and takes efforts to overcome them. In order to reduce negative effect of factors and conditions influencing the issuer's activity, it is planned to use the main competitive advantages.

4.5.1.The main factors and conditions influencing the issuer's activity and results of such work:

Forecast of the field further development:

According to the forecast of J'son&Partners, in 2007 the growth of local telephony market will not exceed 10%, and intraareal – 6%, at the same time growth of value added services market will amount to about 136%. The penetration of large alternative operators from Moscow to the regions will continue which will aggravate the situation with competition. The replacement of fixed communications with the cellular one registered over the last several years will continue but with slow rates. The above trend is conditioned by the planned reduction of the limit rate of common telephone network access for traditional operators on the one hand, and increased rates of outgoing calls from mobile telephones plus payment for connection with cellular operators on the other hand.

OJSC «CenterTelecom» considers possible negative consequences of the above risks and takes efforts to overcome them. In order to reduce negative effect of factors and conditions influencing the issuer's activity, it is planned to use the main competitive advantages.

The main factors and conditions influencing the issuer's activity and results of such work:

The list of the issuer's competitiveness factors:

branched network infrastructure;

high service quality in spite of the growing customer base.

The degree of their influence, according to the issuer, on the competitiveness of the produced commodities (works, services):

the branched infrastructure allows to render a full range of services, including services with usage of modern technical solutions, which increases the company's competitiveness

the high quality service provides the company with a positive image and contributes to attracting new customers.

4.5.2. Competitors of the issuer

Alternative operators in CFD may be divided in three groups:

- National operators: MTS, Megafon, Beeline (CFD) Corbina Telecom, (Moscow, Voronezh, Kaluga, Tuka, Yaroslavl regions) Comstar United Telesystems (Moscow, Kaluga, Ivanovo regions)
- Industrial sectors' operators: TransTelecom (Brynsk, Kaluga, Kursk, Moscow, Orel, Ryazan, Smolensk, Tula regions), Mostransgaz.
- Regional operators KGTS (Kostroma region) LANK Telecom (Yaroslavl, Ivanovo regions)Oskolnet (Belgorod region), Informsvyaz (Voronezh region) and others

The main competitors of OJSC «CenterTelecom» are national operators. Their joint share in the CFD ranges from 1.9 до 7.3%. Golden Telecom Company and Corbina successfully make progress in the CFD market, OJSC "Central Telegraph" and Comstar are successful in the Moscow region market.

The share of department operators ("TransTelecom") is significant in the data services market.

As for companies rendering cellular communications services, they penetrate into neighboring segments of the communications services market, for example, Internet access services.

Local operators are not competitors to the interregional company, whereas their work is restricted by separate territories, but they are perspective partners of national and department operators and often make serious competition to OJSC «CenterTelecom»'s regional branches on the strategically important markets.

Change of market shares occupied, according to the issuer, by it and its competitors in percent over the 5 last completed financial years and current estimate of 2006.

Name of company	Market share %
CenterTelecom	74.6% (excluding mobile operators and Moscow)
TransTeleCom	7.3%
Golden Telecom (Comincom)	6.1%
Corbina	4.4%
Comstar	1.9%
Comincom	-

Source: http://telecom.kondrashov.ru, IDEA Group

Field factors and market trends:

Over the last several years there is a regular trend of redistributing the income share from traditional services toward the new ones. Most actively develop new services, i.e. Internet access services on the basis of xDSL technology family and ICN services. Communications service income has a positive trend of growth in the whole field.

Significant factors which can improve the results of the issuer's activity:

Presently there are no significant factors in the field trends which can improve the issuer's activity.

Opinions of the issuer's regulatory bodies coincide in relation to the submitted information. No member of the Board of Directors (Supervisory Board) or the issuer's collegial body (management) has any special opinion about the above factors and/or the degree of their influence on the issuer's financial and economic activity indicators.

V. Detailed information about individuals – members of the issuer's governing bodies, internal control and supervisory bodies of the issuer, brief data on the issuer's employees (personnel)

5.1. Structure and powers of the issuer's governing bodies

The General Meeting of Shareholders is the Company's highest management body.

According to the Charter of the Company* (Article 13) the following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

4) election of members of the Board of Directors, to be conducted by cumulative voting;

5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

8) increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;

11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial

---

* Hereinafter the extracts from the sixth edition of the Charter of OJSC «CenterTelecom», approved by the Annual General Shareholders' Meeting held on 28.06.2006, are given.

year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

22) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

23) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.

The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'.

The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

According to the Charter of the Company (Article 14) the following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;

2) prior approval of operations outside the limits of the annual budget of the Company;

3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';

4) approval of the agenda for the General Meeting of Shareholders;

5) determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;

6) preliminary approval of the Company's annual report;

7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;

8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;

9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;

10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';

11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, reports on the results of acquisition by the Company of shares for the purposes of redemption;

12) acquisition of shares, bonds and other mass-issued securities placed by the Company;

13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;

14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;

15) use of the reserve fund and other of funds of the Company;

16) approval of an internal document setting forth internal control procedures to supervise financial and business activities of the Company;

17) recommendations on the amount of remuneration and compensation payable to members of the Company's internal audit commission and approval of the terms of the audit services provision agreement with the Company's auditor, including determination of fees payable for audit services;

18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, preliminary agreeing of candidates for the position of manager of such subdivision, dismissal of the mentioned person on the Company's initiative and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision;

19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;

20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;

21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

22) definition (change) of functional blocks of the organizational structure and main functions of subdivisions included into the functional blocks of the Company's organizational structure and subordinated directly to General Director and Deputies of General Director (excluding structures of the Company's branches and representative offices);

23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;

24) preliminary approval of candidates for the position of heads of branch and representative offices and dismissal of mentioned persons on the Company's initiative;

25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;

26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;

27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;

28) formation of the collective executive body (Management Board), determination of the term of its authorities, appointment of members of the Management Board and early termination of their authorities;

29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;

30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;

31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;

32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;

33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;

34) adoption of resolutions to participate (act as a member, terminate participation, alter share of participation or nominal value of the interest, alter quantity of shares or nominal value of shares owned by the Company) in other organizations through the purchase, sale or other disposal of shares, interests and/or portions of participatory interests in other organizations, as well as through making additional contributions in the charter capitals of other organizations;

35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;

36) resolving matters referred to the powers of the general meetings of members of for-profit organizations where the Company is the sole member having the right to vote at the general meeting of members;

37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;

38) approval of internal documents (a document) setting forth rules and approaches to disclosure of information about the Company, arrangements for making use of information about the Company, about securities of the Company and deals involving them which is not in public domain;

39) Approval of the Code of Corporate Governance of the Company, making amendments and additions to it;

40) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;

41) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein;

42) approval of the risk management procedure in the Company;

43) preliminary approval of outsourced specialists engagement on refundable basis in the Company's activities audit carried out by the Audit Commission;definition of payment procedure and other terms and conditions of participation of outsourced specialists engaged on refundable basis in the audit carried out by the Audit Commission.

Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

Resolutions on matters specified in sub-clauses 7, 9 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that unanimity of the Company's Board of Directors on matter specified in sub-clause 20 herein is not reached, such matter may be referred for resolution to the General Meeting of Shareholders pursuant to a decision of the Company's Board of Directors. In such an event decision on such matter shall be adopted by a majority of shareholders holding voting shares of the Company participating in the meeting.

Decisions on the issues specified in item 21 shall be taken by a majority of votes of the independent directors who are not an interested party in closing related party transactions.

In the event that all members of the Company's Board of Directors are recognized as interested parties and/or are not independent directors, the deal may be approved by a decision of a general meeting of shareholders by a majority of votes of all shareholders – owners of voting shares who are not interested parties to the deal.

Other issues except those listed hereof referred to the authority of the Board of Directors according to the Federal Law On Joint-Stock Companies and by this Charter shall be decided by a majority of votes of members of the Board of Directors taking part in the relevant meeting of the Board.

In order to put the issue provided in subclause 19, Clause 14.4 of the Charter for consideration of the Board of Directors, cost of acquired or alienated property (works, services) shall be compared with the book cost of the Company's assets:

- when acquiring property – acquisition cost adjusted for VAT and other indirect taxes and duties;

- when there is a possibility of property alienation or alienating property – alienation cost determined by parties in contract without VAT and other indirect taxes and duties, or book cost of property – depending on which of these values is the higher.

The General Director and Management Board manage the Company's day-to-day activities. These executive bodies are accountable to the Board of Directors and General Meeting of the Company's Shareholders.

The General Director is the sole executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

The General Director shall perform the functions of Chairman of the Company's Management Board.

The General Director shall acts on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.

The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

The General Director shall timely provide information to the Company according to requirements of applicable law, including notifications given to the Company in writing of his/her affiliation and changes therein, ownership of the Company securities, on intention to strike deals involving the Company securities or securities of its daughter (affiliated) companies, and disclose information on the deals involving such securities closed by him/her.

During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

According to the Charter of the Company (Article 15) the following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;

2) resolving matters referred to the powers of the supreme governing bodies of not-for-profit organizations where the Company is the sole founder (member) except for not-for-profit organizations where the supreme governing body is formed without participation of the founder (member);

3) determining the Company's staff and social policy;

4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;

5) preparing materials and draft resolutions on issues to be considered by the Board of Directors, excluding the issues provided in subclause 18, 24, 26, 27, 28, 31, 32, 33, Clause 14.4, Article 14 of the Charter, and the issues initiated in correspondence with the Russian Federation legislation, the Company's Charter with specification of the particular deadlines for their consideration by the Board of Directors, making it impossible to preliminary discuss such issues at the Company's Management Board.

Preparation of materials to be discussed by the Board of Directors Committees, excluding the issues initiated by the persons authorized by the Regulations on Committees, which dispense with preliminary studying by the Company's Management Body (according to the opinion of the issue initiator) or the deadlines for consideration of which by the Board of Directors Committees do not allow them to be preliminary studied at the Company's Management Board;

6) organizational and technical support of the activities of the Company's bodies;

7) determining the technical, financial, economic and pricing policies of the Company and its branch offices;

8) determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;

9) determining the methods for planning, budgeting and financial control for the Company and its branch offices;

10) determining security policies for the Company and its branch offices;

11) determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;

12) determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;

13) preliminary approval of candidates for the position of deputy heads and chief accountants of branches and representative offices and dismissal of the mentioned persons on the Company's initiative;

14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;

15) approving branch offices' quarterly budgets and amending such documents;

16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;

17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors;

18) approval (change) of the Company's organizational structure, including approval of the structural subdivisions main functions (excluding structure and functions of representative offices and structural subdivisions of the branches situated at the addresses other than the branches);

The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or proposals from **the Board of Directors Committees** and the Company's General Director.

The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board shall be established by the Regulation On the Management Board of the Company, approved by the Company's General Meeting of Shareholders.

The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. Terms and conditions of the agreement shall provide for the right of a member of the Management Board to receive compensation for confirmed expenses connected with his performing the functions of the Management Board Member, and the right for remuneration, amount and payment procedure of which is specified by the internal documents of the Company approved by the Company's Board of Directors.
The Company's General Director shall sign the agreement on the behalf of the Company.

Information about the corporate governance code or similar document:

On February 20, 2004 the Company Board of Directors approved Code of Corporate Governance of OJSC «CenterTelecom»».

The Code is the voluntary accepted by the Company set of rules of corporate conduct based on balanced consideration of the interests of shareholders, management bodies and other interested persons on main components of the corporate management process.

Regulations included in this document are worked out on the basis of the Corporate Conduct Code recommended by the Federal Commission on Securities Market of the RF, basic principals of the corporate management of the Organization for Economic Cooperation and Development (OECD), the Federal Law «About Joint-Stock Companies», the Companies Charter, Declaration of the Corporate Conduct Principles of OJSC «CenterTelecom».

On February 9, 2006 the Board of Directors of OJSC «CenterTelecom» approved new edition of this document taking into consideration the latest achievements of the advanced international practice in the sphere of the corporate management, comments and suggestions of the national expert organization – the Russian Institute of Directors, recommendations of the international and russian rating agencies and changes and additions made into the Charter and internal documents of OJSC «CenterTelecom» adopted on June 30, 2005 by the Annual General Shareholders Meeting.

The additions, which are the most precisely comply with the recommendations of the FSFM of Russia regarding the issues of defining of «independence» of the Board of Directors members, information disclosure, activities of the Board of Directors committees, introduction into the Companies practice regular assessment of the executive bodies activities and defining of the remuneration amount to be paid to the executives taking into account this assessment, were made into the Code.

The Code takes into account the requirements of a number of new internal Regulations lately adopted by the Company and creation of the Corporate Secretery Institution in the Company.

The Code of Corporate Governance of JSC CenterTelecom is posted on the website at: ***http://www.centertelecom.ru/ru/about/docs/kodeks/kodex/.***

The information about the changes made into the Charter of the Issuer and internal documents regulating activities of the Issuer bodies during the reporting period: no changes introduced in the Charter and internal documents.

Web-site addresses, where the current edition of the Company's Charter and the internal documents regulating activities of the Issuer bodies are available:
Charter of OJSC «CentyerTelecom»: http://www.centertelecom.ru/ru/investor/internaldocs/ustav/
Internal Documents: **http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/**

5.2. Information on individuals – members of the governing bodies of the issuer

Board of Directors

Chairman of the Board of Directors:
Mr. Alexander N. Kiselev
Born in ***1962***
Education: ***Higher***

Positions held over the past 5 years:

Period: ***2000-2002***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: ***2002-2004 (May)***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: ***2004 (May) – 2004 (September)***
Organization: ***Ministry of Transport and Communication of the RF***
Position: ***Director of State Policy in Communication and Mail Service Department***

Period: ***2004 (December) – 2006 (June)***
Organization: ***Ministry of IT and Communication of the RF***
Position: ***Assistant to the Minister***

Period: ***2006 (June) – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***General Director, Chairman of the Management Board***

Period: ***2001 – 2006***
Organization: ***Open Joint-Stock Company «Interregional Commercial Bank of Communication and Informatics development» (OJSC OJCB«Svyaz-Bank»)***
Position: ***Chairman of the Board of Directors***

Period: ***2005-2006***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Member of the Management Board***

Period: ***2006-up to now***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Chairman of the Board of Directors***

Period: *2005 – 2006(January)*
Organization: ***Open JSC Moscow Metropolitan Telephone Network (MGTS)***
Position: ***Member of the Management Board***

Period: ***2006(June) – up to now***
Organization: ***Open JSC Moscow Metropolitan Telephone Network (MGTS)***
Position: ***Member of the Management Board***

Period: ***2005 - 2006***
Organization: ***Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom***
Position: ***Member of the Management Board***

Period: ***2006 - up to now***
Organization: ***Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom***
Position: ***Chairman of the Board of Directors***

Period: ***2005 - 2006***
Organization: ***OJSC «Central Telecommunication Company»***
Position: ***Member of the Management Board***

Period: ***2006 - up to now***
Organization: ***OJSC «Central Telecommunication Company»***
Position: ***Chairman of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no share***
Percentage of the ordinary shares of the issuer: ***no share***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Share in the charter capital of the Issuer's daughter/affiliated companies: ***no share***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

Members of the Board of Directors

1) ***Mr. Boris Dm. Antonyuk***
Born in: ***1949***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 - 2002***
Organization: ***FGUP Satellite Communications***
Position: ***General Director***

Period: ***2002 - 2004***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: ***2004(March) – 2004 (August)***

Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister, Chairman of the Liquadation Commissionunder the Ministry of Communication and Information of the RF***

Period: ***2004(September) – up to now***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***OJSC CenterTelecom***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Moscow Metropolitan telephone Network***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Uralsvyazinform***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Sibirtelecom***
Position: ***Member of the Board of Directors***

Period: ***2006 - up to now***
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no share***
Percentage of the ordinary shares of the issuer: ***no share***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Share in the charter capital of the Issuer's daughter/affiliated companies: ***no share***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

2) ***Mr. Nikolai B. Arutyunov***
Born in: ***1958***
Education: ***Higher***

Positions held over the past five years:

Period: ***1998 (December) –2001 (February)***
Organization: ***Closed Joint-Stock Company «Sovershenno sekretno–media»***
Position: ***General Director***

Period: ***2001 (March) – 2005 (October)***
Organization: ***Open Joint-Stock Company «Ray, Mann and Gor securities»***
Position: ***Director***

Period: ***2005 (October) – 2006 (February)***
Organization: ***«EvrazHolding»LLC***
Position: ***Director of IR Department under the Directorate of Public and Mass Media Relations***

Period: ***2006 (February) – up to now***
Organization: ***Moscow representative office of NCH Advisors, Inc***
Position: ***Director of Analytical Division***

Period: ***2006 - up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no share***
Percentage of the ordinary shares of the issuer: ***no share***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Share in the charter capital of the Issuer's daughter/affiliated companies: ***no share***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

3) ***Mr. Andrei V. Beskorovayny***
Born in: ***1958***
Education: ***higher***

Positions held over the past five years:

Period: ***2001(January) – 2001 (August)***
Organization: ***Closed Joint-Stock Company «North-Western GSM»***
Position: ***Director on New Technologies***

Period: ***2001(August) – 2001 (October)***
Organization: ***Closed Joint-Stock Company «North-Western GSM»***
Position: ***Deputy General Director on Business Development and New Technologies***

Period: ***2001(October) – 2002 (April)***
Organization: ***Federal State Unitary Enterprise «Main Radiofrequency Center»***
Position: ***First Deputy Director***

Period: ***2002 (April) – 2004 (January)***
Organization: ***Federal State Unitary Enterprise «Main Radiofrequency Center»***
Position: ***Director***

Period: ***2004 (January) – 2004(July)***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: *2004(July) – 2005 (June)*
Organization: *Federal Agency for Communication*
Position: *Deputy Head, Acting Head of the Agency*

Period: *2005(August) – up to now*
Organization: *Federal Agency for Communication*
Position: *Head of the Agency*

Period: *2005 - up to now*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *member of the Board of Directors*

Period: *2005 - up to now*
Organization: *Open Joint-Stock Company «Sibirtelecom»*
Position: *member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

4) ***Mr. Valery V. Degtyarev***
Born in: ***1957***
Education: ***higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***«DTS» Limited Liability Company***
Position: ***Deputy General Director***

Period: ***2001***
Organization: ***Closed Joint-Stock Company «TransTeleCom Company»***
Position: ***Adviser to President***

Period: ***2001- up to now***
Organization: ***Closed Joint-Stock Company «Professional Telecommunications»***
Position: ***General Director***

Period: ***2004- up to now***
Organization: ***Open Joint-Stock Company «Tetrasvyaz»***
Position: ***General Director***

Period: ***2001- up to now***
Organization: ***Closed Joint-Stock Company «Professional Telecommunications»***
Position: ***General Director***

Period: ***2004- 2006***
Organization: ***Closed Joint-Stock Company «Radiotel»***
Position: ***Member of the Board of Directors***

Period: ***2004- up to now***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***Member of the Board of Directors***

Period: ***2004- up to now***
Organization: ***Open Joint-Stock Company «Far-Eastern Company of Electric Communication»***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2006- up to now***
Organization: ***Closed Joint-Stock Company «Radiotel»***
Position: ***Chairman of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

5) ***Mr. Sergei I. Kuznetsov***
Born in: ***1953***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***Closed Joint-Stock Company «PeterStar»***
Position: ***General Director***

Period: ***2001-2003***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***General Director, Chairman of the Management Board***

Period: ***2001-2003***
Organization: ***Non-governmental Pension Fund «Rostelecom-Garantya»***
Position: ***Member of the Board of the Fund***

Period: *2001-2003*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *Member of the Management Board*

Period: *2001-2004*
Organization: *Closed Joint-Stock Company «Globalstar-Satellite telecommunications»*
Position: *Member of the Board of Directors*

Period: *2001-2004*
Organization: *Open Joint-Stock Company «RTComm.RU»*
Position: *Member of the Board of Directors*

Period: *2001-2004*
Organization: *Closed Joint-Stock Company «Telmos»*
Position: *Member of the Board of Directors*

Period: *2001-2003*
Organization: *Closed Joint-Stock Company «Interfax-Telecom»*
Position: *Member of the Board of Directors*

Period: *2001-2003*
Organization: *Open Joint-Stock Company «RTK-Leasing»*
Position: *Chairman of the Board of Directors*

Period: *2001-2004*
Organization: *Non-profit partnership «Center of Telecommunication Problems Investigation»*
Position: *Member of the Partnership Board*

Period: *2002-2004*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2003*
Organization: *Open Joint-Stock Company «RTK-Leasing»*
Position: *Chairman of the Board of Directors*

Period: *2003-2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *General Director, Chairman of the Management Board*

Period: *2003-2005*
Organization: *Open Joint-Stock Company «Interregional Commercial Bank for Development of Communication and Informatics»*
Position: *Member of the Board of Directors*

Period: *2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Member of the Board of Directors*

Period: *2004 - 2006.*
Organization: *Open Joint-Stock Company «Telecominvest»*
Position: *Member of the Board of Directors*

Period: *2004-up to now*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *Member of the Management Board*

Period: *2004- 2006*
Organization: ***Open Joint-Stock Company «Investitsionnaya kompanya svyazi»***
Position: ***First Deputy General Director***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2005- 2006***
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: ***2005- 2006***
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Chairman of the Board of Directors***

Period: ***2005- 2006.***
Organization: ***Open Joint-Stock Company «Uralsvyazinform»***
Position: ***Chairman of the Board of Directors***

Period: ***2005- 2006.***
Organization: ***Open Joint-Stock Company «Sibirtelecom»***
Position: ***Chairman of the Board of Directors***

Period:***2005 - 2006***
Organization: ***Open Joint-Stock Company «Far-Eastern Company of Electric Communication»***
Position: ***Chairman of the Board of Directors***

Period:***2005- 2006***
Organization: ***Open Joint-Stock Company «Central telegraph»***
Position: ***Chairman of the Board of Directors***

Period:***2006 - up to now.***
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Chairman of the Board of Directors***

Period: ***2006 - up to now.***
Organization: ***Open Joint-Stock Company «Sibirtelecom»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

6) *Mr. Dmitry A. Milovantsev*
Born in: *1971*
Education: *Higher*

Positions held over the past five years:

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *Head of Internal Audit and Economic Analysis Unit, Director of Internal Audit and Economic Analysis Department.*

Period: *2002-2004*
Organization: *Ministry of the Russian Federation for Communications and Informatization*
Position: *Head of «Federal Purpose-Oriented Program Electronic Russia», Deputy Minister*

Period: *2004*
Organization: *Federal Agency for Communication*
Position: *Head of the Agency*

Period: *2004-up to now*
Organization: *Ministry of Information technologies and Communication of the Russian Federation*
Position: *Deputy Minister*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

7) **Ms. Oxana V. Petrova**
Born in: **1973**
Education: **Higher**

Positions held over the past five years:

Period: *2001 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Deputy Head of Division under Corporate Governance Department*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company "Electrosvyaz" Kostroma region*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company "Chelyabinsksvyazinform"***
Position: ***Member of the Board of Directors***

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company "Electrosvyaz" Tver region***
Position: ***Member of the Board of Directors***

Period: *2001 – 2005*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Period: *2004 – 2005*
Organization: ***Open Joint-Stock Company "North-Western Telecom»***
Position: ***Member of the Board of Directors***

Period: *2005 – 2006*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: *2006 – up to now*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

8) ***Mr. Victor D. Savchenko***
Born in: ***1960***
Education: ***Higher***

Positions held over the past five years:
Period: *2001 – up to now*
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Director of Legal Department, Executive Director – Director of Legal Department.***

Period: *2002*
Organization: ***Open Joint-Stock Company «Khantymansiyskokrtelecom»***
Position: ***Member of the Board of Directors***

Period: *2002 – up to now*
Organization: ***Open Joint-Stock Company «Moscow City Telephone Network»***

Position: ***Member of the Board of Directors***

Period: ***2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2003 - 2005***
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: ***2003 – 2006***
Organization: ***Open Joint-Stock Company "Central Telegraph»***
Position: ***Member of the Management Board***

Period: ***2004 – 2005***
Organization: ***Closed Joint-Stock Company «South-Urals Cellular Phone»***
Position: ***Member of the Board of Directors***

Period: ***2005 – 2006***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Member of the Management Board***

Period: ***2005 – 2006***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Management Board***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company «Investment technologies of communication»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

9) ***Ms. Elena P. Selvich***
Born in: ***1968***

Education: ***Higher***

Positions held over the past five years:

Period: ***1999 (May) – 2003 (April)***
Organization: ***Closed Joint-Stock Company "Best Ceramics"***
Position: ***Deputy General Director on Economy and Finance***

Period: ***2003 (April) – 2005 (August)***
Organization: ***Closed Joint-Stock Company "Petersburg Transit Telecom"***
Position: ***Financial Director***

Period: ***2005 (August) – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Director of Finance Department***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «Uralsvyazinform»***
Position: ***Member of the Management Board***

Period: ***2006- up to now.***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***Member of the Board of Directors***

Period: ***2006- up to now.***
Organization: ***Open Joint-Stock Company «Sothern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company «SibirTelecom»***
Position: ***Member of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company «Investment technologies of communication»***
Position: ***Chairman of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Closed Joint-Stock Company «JSCIB «Pochtobank»***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

10) ***Mr. Valery N. Yashin***
Born in ***1941***
Education: ***Higher***

Positions held over the past 5 years

Period: *2001 - 2006*
Organization: *OJSC Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *General Director and Chairman of the Management Board*

Period: *2001 - 2001*
Organization: *Open Joint-Stock Company "Petersburg Telephone Network"*
Position: *Member of the Board of Directors*

Period: *2001-2002*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Member of the Board of Directors*

Period: *2001 - up to now*
Organization: *Non-government Pension Fund Telecom-Soyuz*
Position: *Chairman of the Fund Board*

Period: *2001 - up to now*
Organization: *Closed JSC Saint-Petersburg Payphones*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2006*
Organization: *Open JSC Telecominvest*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2003*
Organization: *Closed JSC MobiTel*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2006*
Organization: *Open JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Member of the Board of Directors*

Period: *2001 - 2006*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2001*
Organization: *Open Joint-Stock Company "Electrosvyaz of the Moscow region"*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2006*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open JSC Svyazinvest-Media*
Position: *Chairman of the Board of Directors*

Period: *2001 – 2004*
Organization: *Open JSC RTComm.RU*
Position: *Chairman of the Board of Directors*

Period: ***2001 - 2002***
Organization: ***Open JSC Elektrosvyaz of the Orel region***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***Non-governmental Pension Fund Rostelecom-Guarantia***
Position: ***Chairman of the Fund Board***

Period: ***2001 - up to now***
Organization: ***Open JSC National Payphone Network***
Position: ***Chairman of the Board of Directors***

Period: ***2002 – 2006***
Organization: ***OJSC North-Western Telecom***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***Russian Telecommunications History Fund***
Position: ***Member of the Board***

Period: ***2003 - 2006***
Organization: ***Closed JSC Football Club Zenit***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Closed Joint-Stock Insurance Company Medexpress***
Position: ***Member of the Supervisory Board***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***OJSC North-Western Telecom***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.012738%***
Percentage of the ordinary shares of the issuer: ***0.001901%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Share in the charter capital of the Issuer's daughter/affiliated companies: ***no share***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

Sole person executive body – General Director – Chairman of the Mangement

Mr. Sergey V. Pridantsev
Born in: ***1967***
Education: ***Higher***

Positions held over the past five years:
Period: ***2001 - 2003***
Organization: ***Closed Joint-Stock Company Lucent Technologies***
Position: ***Sales Director***

Period: ***2002 - 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Advisor to the General Director***

Period: ***2003 – 01.2006***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Commercial Director***

Period: ***01.2006 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***General Director***

Period: ***2003 - 2004***
Organization: ***Closed JSC CenterTelecomService of Moscow region (as of 2003 Closed Joint-Stock Company MOTECO)***
Position: ***Member of the Board of Directors***

Period: ***2003 – 02.2006***
Organization: ***Closed Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board, Chairman of the Management Board***

Period: ***2004***
Organization: ***Closed Joint-Stock Company Ryazan Cellular Communications***
Position: ***Member of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Closed Joint-Stock Company Cellular Communications of the Black-soil Area (Chernozemye)***
Position: ***Member of the Board of Directors***

Period: ***2004 – 02.2006***
Organization: ***Open Joint-Stock «Russian Telecommunication Network»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

Collective executive body of the issuer – the Management Board

Chairman of the Management Board:
Mr. Sergey V. Pridantsev, born in 1967.
Information about Sergey V. Pridantsev is given in section «Sole person executive body – General Director» of this item of the quarterly report.

Members of the Management Board:

1) ***Mr. Pavel V. Antyushin***
Born in: ***1977***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 (October) – 2006 (March)***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Leading expert, Senior expert, Consultant, Head of Legal Expertise Division under Legal Department.***

Period: ***2006 (March) – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Director of Legal Department.***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

2) ***Mr. Alexander P. Gribov***
Born in: ***1972***
Education: ***Higher***

Positions held over the past five years:

Period: ***1999 (July) – 2005 (February)***
Organization: ***Russian Federal Property Fund (RFFI)***

Position: ***Leading Expert, Senior Expert, Consultant, Deputy Head of Federal Property Department – Head of Unit on Representation in Joint-Stock Companies of the Russian Federal Property Fund.***

Period: ***02.2005 – 03.2005***
Organization: ***Open Joint-Stock Company "Galogen", Perm***
Position: ***General Director***

Period: ***2005 (March) – 2006 (January)***
Organization: ***Russian Federal Property Fund***
Position: ***Deputy Head of Federal Property Department – Head of Unit on Representation in Joint-Stock Companies of the Russian Federal Property Fund, Moscow***

Period: ***2006 (January) – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Director on Corporate Development and IT.***

Period: ***2002 - 2006***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Board of Directors***

Period: ***2004***
Organization: ***Open Joint-Stock Company 175 Timber Processing Plant***
Position: ***Chairman of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company Vniizarubezhgeologia***
Position: ***Chairman of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company 615 Construction Enterprise***
Position: ***Member of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company AK Voronezhavia***
Position: ***Member of the Board of Directors***

Period: ***2005 - 2006***
Organization: ***Open Joint-Stock Company "Central Telegraph"***
Position: ***Member of the Board of Directors***

Period: ***2006***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Member of the Board of Directors***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Russian Telecommunication Network"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

3) ***Dmitry V. Karmanov***
Born in: **1975**
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Uralsvyazinform»***
Position: ***Specialist on staff under Personnel Department***

Period: ***2001 - 2004***
Organization: ***Open Joint-Stock Company "Uralsvyazinform»***
Position: ***Head of Personnel Division under Personnel Department***

Period: ***2004 – 02.2006***
Organization: ***Open Joint-Stock Company "Uralsvyazinform»***
Position: ***Director of Human Resources Department***

Period: ***02.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Director on Personnel***

Period: ***03.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***2006 - up to now***
Organization: ***"Telecom–Stroy" Limited Liability Company***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

4) **Andrei D. Kartashov**
Born in: **1974**

Education: ***Higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***Vladivostok International Telephone Exchange of Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray***
Position: ***Deputy Chief Accountant***

Period: ***2001***
Organization: ***Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray***
Position: ***Leading Accountant***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray***
Position: ***Head of the Methodology of Bookkeeping and Taxation***

Period: ***2002 - 2005***
Organization: ***Open Joint-Stock Company "Far-eastern Company of Electrosvyaz"***
Position: ***Chief Accountant – Director of Accounting and Bookkeeping Department***

Period: ***2005 – 01.2006***
Organization: ***Open Joint-Stock Company "Far-eastern Company of Electrosvyaz"***
Position: ***Chief Accountant***

Period: ***02.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Chief Accountant***

Period: ***2003 – 2006***
Organization: ***Open Joint-Stock Company "Far-eastern Company of Electrosvyaz"***
Position: ***Member of the Management Board***

Period: ***06.2005 – 04.2006***
Organization: ***Closed Joint-Stock Company «AKOS» Vladivostok***
Position: ***Member of the Board of Directors***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***03.2006 - up to now***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

5) *Alexander Iv. Kirillov*
Born in: **1956**
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Martelcom" Republic of Mari El***
Position: ***General Director***

Period: ***2002 - 2004***
Organization: ***Open Joint-Stock Company "VolgaTelecom"***
Position: ***Deputy General Director – Director of the «Martelcom» branch OJSC «VolgaTelecom»***

Period: ***2004 – 02.2006***
Organization: ***Open Joint-Stock Company "VolgaTelecom"***
Position: ***First Deputy General Director – Technical Director***

Period: ***02.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Technical Director***

Period: ***02.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***2006 – up to now***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***Closed Joint-Stock Company "ATS"***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Russian Telecommunication Network"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

6) **Alexander A.Lutsky**

Born in: ***1972***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***Closed Joint-Stock Company "Peterburg Transit Telecom"***
Position: ***Financial Director***

Period: ***2001 – 02.2006***
Organization: ***Open Joint-Stock Company Domestic Long-Distance and International Electric Communication "Rostelecom"***
Position: ***Chief Accountant***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director - Financial Director***

Period: ***02.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Russian Telecommunication Network"***
Position: ***Chairman of the Board of Directors***

Period: ***03.2006 - up to now***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Member of the Board of Directors***

Period: ***2006 - up to now***
Organization: ***Closed Joint-Stock Company "ATS"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

7) **Sergei V. Nazarov**
Born in: **1971**
Education: ***Higher***

Positions held over the past five years:

Period: ***2001***

Organization: *Closed Joint-Stock Company "Lucent Technologies"*
Position: *Manager on Sales Technical Support*

Period: *2002 - 2003*
Organization: *Closed Joint-Stock Company "Lucent Technologies"*
Position: *Deputy Sales Director in Moscow and the Moscow region*

Period*: 2003 – 01.2006*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Director of Customer Service Department*

Period: *01.2006 - up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Deputy General Director – Commercial Director*

Period: *01.2006 - up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Management Board*

Period: *02.2006 - up to now*
Organization: *Open Joint-Stock Company "Russian Telecommunication Network"*
Position: *Member of the Board of Directors*

Period: *03.2006 - up to now*
Organization: *Closed Joint-Stock Company "CenterTelecomService"*
Position: *Chairman of the Board of Directors*

Period: *2006 - up to now*
Organization: *Closed Joint-Stock Company "ATS"*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

8) *Dmitry A. Parkhomenko*
Born in: *1972*
Education: *Higher*

Positions held over the past five years:

Period: *2000 (June) – 2002 (September)*
Organization: *Open Joint-Stock Company «Telecominvest»*
Position: *lawyer*

Period: *2002 (September) - 2004(April)*
Organization: *Ministry of Communication and Informatization of the RF.*
Position: *Head of Legal Division, Head of Legal Department*

Period: *2004(April) - 2004(July)*
Organization: ***Ministry of Transport and Communication of the RF.***
Position: ***Deputy Director of Legal Department***

Period: *2004(July) - 2006(September)*
Organization: ***Ministry of Information Technologies and Communication of the RF.***
Position: ***Deputy Director of Legal Department***

Period: *2006(September) - 2006(October)*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Adviser to General Director***

Period: *2006(November) – up to now*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Director on Legal Issues and Government Relations***

Period: *2006 - наст. время*
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

5.3. Compensations, benefits, remunerations and/or reimbursement of expenses of each governing body of the issuer

Remuneration paid to members of the Issuer's Board of Directors:

Description	*Fiscal period - 2006 (RUR)*
Salary	0.00
Bonuses	0.00
Remuneration	11 593 982.40
Benefits and/or reimbursement of expenses	13 576.00
Other allowances	0.00
Total:	11 607 558.40

According to Article 7 Remunerations for the Board of Directors members and reimbursement of expenses related to their performance of duties of Regulations on the Board of Directors of OJSC CenterTelecom:

«7.1. Members of the Company's Board of Directors during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Board of Directors members.

7.2. Remunerations paid to members of the Board of Directors consist of annual and quarterly payments.

7.3. Quarterly remuneration to each member of the Board of Directors is set at RUR 200 000.

Remuneration payable to the Chairman of the Board of Directors is set using a multiplier of 1.5.

Remunerations payable to a member of the Board of Directors shall be reduced:

by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence;

by 100% if the member attended less than half of the total number of the conducted Board meetings.

For the quarter in which elections of the Board members took place, remunerations to the Board member shall be paid pro rata to the actual time in office in the quarter in question.

7.4. Amount of annual remunerations for the whole Board of Directors is set as:

- a percentage of the Company's EBITDA according to financial statements under IAS for the reporting year;

- a percentage of the net profit of the Company for the reporting year allocated to dividend payments.

The annual remunerations shall be distributed between all members of the Board of Directors in equal portions.

The annual remuneration of a member of the Board of Directors shall be reduced by 50% if the member took part in less than half meetings of the Board held during the member's term in office.

7.5. The general meeting of shareholders at which the relevant Board of Directors is elected shall decide on the percentage of allocations to calculate the annual remuneration.

7.6. Annual remuneration shall be paid to a member of the board of Directors not later than 3 months after expiry of the term in office of the Board of Directors in question.

7.7. Members of the Board of Directors who are at the same time members of a committee of the Board of Directors shall be paid a bonus to the quarterly remuneration related to his/her serving as a member of the committee of the Board of Directors in the amount of RUR 40 000 (for serving on each committee), however a member of the Board of Directors cannot serve on more than 2 committees of the Board of Directors.

The Chairman of a Committee of the Board of Directors shall be paid the amount multiplied by 1.25.

7.8 Members of the Board of Directors are entitled to take part in option plans established by the Company.»

Remuneration paid to members of the Management Board:

Description	*Fiscal period - 2006 (RUR)*
Salary	41 419 803.80
Bonuses	5 669 894.77
Remuneration	6 161 892.74
Benefits and/or reimbursement of expenses	0.00
Other allowances	0.00
Total	53 251 591.31

Income of members of the Management Board are their salaries earned as staff members of the Company and remuneration payable according to a decision of the Company's Board of Directors pursuant to the Regulations on the Management Board.

According to Article 6 Remunerations for the Management Board members and reimbursement of expenses related to their performance of duties of Regulations on the Management Board of JSC CenterTelecom:

«6.1. Members of the Company's Management Board during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Management

Board members.

6.2. Amount and procedure of remuneration determination and its distribution among the members of the Management Board are made by the decision of the Company's Board of Directors.

6.3. Members of the Management Board have the right to participate in options programs implemented by the Company.»

5.4. Structure and powers of the issuer's bodies for control and supervision over financial and business activities

In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

The Internal Audit Commission is an independent supervisory body of the Company. Its seven members shall be elected at the annual General Meeting of Shareholders for the period up to the next annual General Meeting of Shareholders.

The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

According to Article 18 of the Charter of OJSC «CenterTelecom» the following matters are referred to the authority of the internal audit commission:

- verifying the accuracy of data in reports and other financial documents of the Company;

discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;

verifying the compliance with legal norms of the calculation and payment of taxes;

discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;

assessing the economic feasibility of the Company's financial and economic operations.

The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.

The Company's financial and economic activity shall also be reviewed:

- at the initiative of the Company's Internal Audit Commission;
- pursuant to a resolution of the Company's General Meeting of Shareholders;
- pursuant to a resolution of the Company's Board of Directors;
- - pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent from any material interests connected with the Company or its shareholders.

The auditor shall audit the Company's financial and economic activities in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative a copy of the power of attorney must be attached to it.

In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.

The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

The Internal Audit Department was set up in JSC CenterTelecom's General Directorate in 2003. There are two units in the department: the audit unit and methodology and risk unit, totaling 8 employees. The Director of the Internal Audit Department is A.Ye.Kopyev. All members have higher education professional (in economics) education, and six are certified auditors. Alongside with the department internal audit units totaling 36 employees are set up in 14 subsidiaries.

The Department of Internal Audit of the General Directorate reports to the Board of Directors and according to the Regulations shall annually submit a report on the department activities.

Main functions of the department include regular verification of compliance of business and financial operations of the Company, its subsidiaries and structural units with the Company interests; protection of the Company's assets: independent assessment and analysis of the financial position of Company as a whole and its subsidiaries and structural units; regular control over compliance of the Company and its subsidiaries and structural units with statutory and other legal acts (including internal regulations) regulating their activities, and with resolutions of General meetings of Shareholders, the Board of Directors, sole person and collective executive bodies of the Company; consulting on issues of financial and tax legislation; working with external auditors, tax and other controlling authorities.

During the year there were organized and carried out integrated check of the financial and business and operational and technical activities of the Ryazan and Belgorod branches. В проведении проверки принимали участие специалисты Specialists from the Department of Internal Audit, internal audit divisions of the branches, General Directorate and the Company's branches took part in the check. The program of checks of subsidiaries included main types of activities and principal directions in accordance with the recommendations of the Board of Directors.

The Internal Audit Department conducted following activities:

- audit of the Tver branch;
- audit of the Moscow branch structural division – Material Support Service.

Experts from the Internal Audit Department participated in the integrated check of the Moscow subsidiary structural division – Lyuberetsky Communication Node.

The department controls the activities of the Company subsidiaries. Experts of the internal Audit Department participated in the check of CJSC «Telecom» of the Ryazan region, OJSC «Russian Telecommunication Network», CJSC «TverTelecom», CJSC ATS, CJSC «Teleport Ivanovo», «Telecom-Stroy» LLC, «Telecom-Terminal» LLC, CJSC «OskolTelecom».

In order to enhance the process of internal audit and increase efficiency of internal control the Department worked out and the Company's Management Board approved «Regulations on cooperation of the Internal Audit Department with the services (sectors) of internal audit of the OJSC «CenterTelecom» subsidiaries.

Internal Audit Department develops suggestions on elimination of breaches and reduction of risks found during checks, conducts permanent monitoring of their execution, assesses effectiveness of the control procedures.

The Department employees are the members of the inventory commissions.

In order to increase level of proficiency of the Internal Audit Department experts the seminar for the subsidiaries Internal Audit Department employees was organized in January 2006. Three employees of the Department did professional training «Theory and Practice of Taxation» and successfully passed the qualification exams.

The Department was preparing materials for consideration of the Company's Management Board and reporting to the Audit Committee and the Board of Directors.

Internal document of the Issuer establishing the rules for prevention of insider information usage:

The internal document establishing rules for prevention of insider information usage was adopted by the Order of General Director of OJSC "CenterTelecom" № 322 dated July 6, 2001: ***Regulations on ensuring protection of proprietory and confidential information in OJSC «CenterTelecom»***:

Regulations on the procedure of usage of information about OJSC «CenterTelecom» activities, its securities and deals with them, which is not public and unauthorized usage or disclosure of it may significantly affect the market price of OJSC «CenterTelecom» securities, approved by the Company's Board of Directors on 29.06.2005, Minutes № 36.

These documents are available at the following web site:

http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/.

5.5. Information on individuals serving in the bodies controlling and supervising financial and business operations of the Company

Audit Commission of OJSC «CenterTelecom»

1) ***Mr. Stanislav P. Avdiyants***
Born in ***1946***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***executive Director – Director of Economic and Tariff Policy***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Svyazinform" of the Chuvash Republic***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Electrosvyaz" of the Kostroma region***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom***
Position: ***Member of the Board of Directors***

Period: *2003 - 2006*
Organization: ***Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom***
Position: ***Member of the Board of Directors***

Period: *2001 - 2003*
Organization: ***Open Joint-Stock Company "Kostroma Metropolitan Telephone Network"***
Position: ***Member of the Board of Directors***

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company "Magadansvyazinform "***
Position: ***Chairman of the Board of Directors***

Period: *2002 - 2003*
Organization: ***Open Joint-Stock Company "Central Telegraph"***
Position: ***Member of the Board of Directors***

Period: *2003 – 2005*
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: *2003 – 2005*
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

2) **Ms. Valintina F. Veremyanina**
Born in: *1966*
Education: Higher

Positions held over the past five years:

Period: *2001-2003*
Organization: ***Open Joint-Stock Company «Bank «Menatep Saint-Petersburg», Voronezh***
Position: ***Legal Adviser***

Period: *2003-2003*
Organization: ***Open Joint-Stock Company «RTK-Leasing»***
Position: ***Deputy Head of Legal Division***

Period: *2003-2004*
Organization: ***Open Joint-Stock Company «RTK-Leasing»***

Position: *Head of Legal Division*

Period: *2004 - 2005*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Head of Division under Legal Department*

Period: *2005 - up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Deputy Director of Legal Department*

Period: *2005*
Organization: *Open Joint-Stock Company «Information Technologies of Communication»*
Position: *Chairman of the Board of Directors*

Period: *2005 - up to now*
Organization: *Open Joint-Stock Company «Southern Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: *no*
Percentage of ordinary shares of the issuer owned by the person: *no*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*
Interest in daughter/affiliated companies of the issuer: *no*
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: *no*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: *no information available to the Company*

3) *Ms. Elena P. Degtyareva*
Born in *1964*
Education: *Higher*

Positions held over the past five years:

Period: *2000 -2005*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Leading Engineer of Operation Division under Electric Communication Department*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Senior Expert of Development Division under Electric Communication Department*

Period: *2002 – 2003*
Organization: *Open Joint-Stock Company "Nizhegorodsvyazinform"*
Position*: Member of the Audit Commission*

Period: *2003 - 2004*
Organization: *Open Joint-Stock Company "V.I. Kuzyminov Stavtelecom"*

Position: *Member of the Board of Directors*

Period: *2004 – 2005*
Organization: *Open Joint-Stock Company "VolgaTelecom"*
Position: *Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: *no*
Percentage of ordinary shares of the issuer owned by the person: *no*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*
Interest in daughter/affiliated companies of the issuer: *no*
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: *no*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: *no information available to the Company*

4) *Ms. Olga G. Koroleva*
Born in *1950*
Education: *Higher*

Positions held over the past five years:

Period: *2001 -2003*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Head of Methodology Division under Accounting Department*

Period: *2003 - 2005*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Deputy Chief Accountant*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Chief Accountant*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company "Vladimir–Teleservice"*
Position: *Member of the Audit Commission*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company "Nizhegorodsvyazinform"*
Position: *Member of the Audit Commission*

Period: *2005 - 2006*
Organization: *Open Joint-Stock Company "Giprosvyaz"*
Position: *Chairman of the Audit Commission*

Period: *2005 - 2006*
Organization: *Open Joint-Stock Company "Uralsvyazinform"*
Position: *Chairman of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telegraph"*

Position: *Chairman of the Audit Commission*

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "VolgaTelecom"***
Position: ***Chairman of the Audit Commission***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Dalsvyaz"***
Position: ***Chairman of the Audit Commission***

Period: ***2005 - 2006***
Organization: ***Closed Joint-Stock Company "MC NTT"***
Position: ***Chairman of the Audit Commission***

Period: ***2005 – 2005***
Organization: ***Open Joint-Stock Company "AEROCOM"***
Position: ***Chairman of the Audit Commission***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Uralsvyazinform"***
Position: ***Member of the Board of Directors***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom***
Position: ***Chairman of the Audit Commission***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Sibirtelecom"***
Position: ***Chairman of the Audit Commission***

Period: ***2006 – up to now***
Organization: ***Closed Joint-Stock Company "Baikalvestcom"***
Position: ***Chairman of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

5) ***Mr. Sergei V. Podosinov***
Born in: ***1971***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 – 2006 (January)***

Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior Expert of Internal Audit Division***

Period: ***2006 (January) – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Risl Control Methodology Division under Internal Audit Department***

Period: ***2003 – 2005***
Organization: ***Open Joint-Stock Company "Uralsvyazinform"***
Position***: Member of the Audit Commission***

Period: ***2003 – 2005***
Organization: ***Open Joint-Stock Company "Sibirtelecom"***
Position***: Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Volgograd Cellular Communication"***
Position***: Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Saratov - Mobile"***
Position***: Member of the Audit Commission***

Period: ***2003 – 2005***
Organization: ***Closed Joint-Stock Company "Narodny Telephone Saratov"***
Position***: Member of the Audit Commission***

Period: ***2003 –2004***
Organization: ***Closed Joint-Stock Company "Ulyanovsk - GSM"***
Position***: Member of the Audit Commission***

Period: ***2003 –2005***
Organization: ***Open Joint-Stock Company "Stavtelecom"***
Position***: Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Astrakhan - Mobile"***
Position***: Member of the Audit Commission***

Period: ***2003 –2004***
Organization: ***Closed Joint-Stock Company "Stek GSM"***
Position***: Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Digital Network and Telecommunication Systems"***
Position***: Member of the Audit Commission***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company "Baikalvestcom"***
Position***: Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

6) ***Mr. Ilya V. Ponomarev***
Born in: ***1970***
Education: ***Higher***

Positions held over the past five years:
Period: ***2001***
Organization: ***Closed Joint-Stock Company "Investment House «Stena»***
Position: ***Head of Division***

Period:***2001-2002***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Division under Economic and Tariff Policy Department***

Period: ***2003 - 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Economic Planning and Budgeting Department***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Director of Economic Planning and Budgeting Department***

Period: ***2005 – 2006***
Organization: ***Open Joint-Stock Company "Sibirtelecom "***
Position: ***Member of the Audit Commission***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2006 – up to now***
Organization: ***Open Joint-Stock Company "Центральный Телеграф "***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

7) ***Mr. Ivan V. Topolya***

Born in: ***1981***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 – 2001***
Organization: ***«Center of Account Monitoring and Audit» LLC***
Position: ***Accountant***

Period: ***2002 – 2004***
Organization: ***representative office of «LUKOIL Overseas Service Ltd»***
Position: ***II category accountant***

Period: ***2004 – 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior Expert of Accounting Department***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Methodology Division under Accounting Department***

Period: ***2005 – 2006***
Organization: ***Open Joint-Stock Company «Dagsvyazinform»***
Position: ***Chairman of the Audit Commission***

Period: ***2005 – 2006***
Organization: ***«TverTelecom» LLC***
Position: ***Member of the Audit Commission***

Period: ***2005-2006***
Organization: ***«Nizhegorodsky Teleservice» LLC***
Position: ***Member of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Member of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2006- up to now***
Organization: ***Open Joint-Stock Company «TATINCOM-T»***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Internal Audit Department

Mr. Aleksei Ye. Kopyev – Director of Department
Born in:
Education: ***Higher***

Positions held over the past five years:

Period: ***2000-2002***
Organization: ***«Arkon TML» LLC***
Position: ***Marketing Director***

Period: ***2003-2006***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Senior Expert of Internal Audit of Dependent Companies Division, Senior Expert of Dependent Companies Audits Organization***

Period: ***2004-2005***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Period: ***2004-2005***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Member of the Audit Commission***

Period: ***2004-2005***
Organization: ***Dagestan Open Joint-Stock Company of Communication and Informatics (OJSC «Dagsvyazinform»)***
Position: ***Chairman of the Audit Commission***

Period: ***2004-2005***
Organization: ***CJSC «Telecom-Alaniya»***
Position: ***Member of the Audit Commission***

Period: ***2004-2005***
Organization: ***CJSC «CTS of the Mosocw region»***
Position: ***Chairman of the Audit Commission***

Period: ***2004-2005***
Organization: ***CJSC «Stak GSM»***
Position: ***Chairman of the Audit Commission***

Period: ***2004-2005***
Organization: ***«Uralcom» LLC***
Position: ***Chairman of the Audit Commission***

Period: ***May 2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Director of Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

5.6. Remunerations, benefits and/or reimbursement of expenses of the body supervising financial and business activities of the issuer

Remunerations paid to members of the audit commission:

Description	*Fiscal period - 2006 (RUR)*
Salary	122 646.49
Bonuses	26 249.00
Remuneration	4 379 010.99
Benefits and/or reimbursement of expenses	0.00
Other allowances	0.00
Total	4 527 906.48

The Charter of OJSC CenterTelecom specifies that the amount and payment procedure of the remunerations payable to the members of the Internal Audit Commission are set forth by Regulations on the Audit Commission of the Company, approved by a general meeting of shareholders.

The said Regulations in Article 7.4 specify that a member of the Audit Commission shall be paid quarterly remunerations equal to RUR 150 000 to each member in his/her period of serving on the commission.

The Chairman of the Audit Commission shall be paid the remuneration multiplied by a factor of 1.3.

For the quarter in which elections of the Audit Commission were held remunerations to the members of the Audit Commission are paid pro rata the period served in the quarter.»

Remunerations paid to employees of the Internal Audit Department:

Description	*Fiscal period - 2006 (RUR)*
Salary	5 461 648.00
Bonuses	1 446 434.01
Remuneration	0.00
Benefits and/or reimbursement of expenses	0.00
Other allowances	0.00
Total	6 908 082.01

5.7. Workforce and general information on the issuer's employees and workforce variations

№ п/п	Indexes	2006	Q1 2007
1.	Average list-number of employees	59 351	53 714
2.	Share of employees with higher professional education , %	23,2%	27%

3.	Volume of expenses for salary , RUR.	7 540 335 404	1 824 813 144
4.	Volume of expenses for social support, RUR.	409 976 521	51 276 151
5.	Total volume of expenses, RUR.	7 950 311 925	1 876 089 295

Variations of number of employees in the reporting period are not significant for OJSC "CenterTelecom".

Information on creation by the issuer's employees of a trade union body: Inter – regional trade union organization of OJSC "CenterTelecom" of All-Russia Telecommunications Trade Union of the Russian Federation.

Key employees of OJSC "CenterTelecom": Pridantsev Sergey Vladimirovich – General director of OJSC "CenterTelecom".

5.8. Information regarding any issuer's obligations to employees (workforce) related to a possibility of their participation in the legal (contributed) capital (unit fund) of the issuer

No obligations to employees.

VI. Information regarding shareholders of the issuer, and related (interested) party deals closed by the issuer

6.1. Data on the total number of the issuer's shareholders (members)

Total number of the issuer's shareholders as at the reporting period end – **25 332**

of which nominal holders of the issuer's shares - **29**

6.2. Data on shareholders (participants) of the issuer owning at least 5% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares, and data on participants (shareholders) of such holders, owning at least 20% of its legal (contributed) capital (unit fund) or at least 20% of ordinary shares of such a holder

1) Full name of the shareholder: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***

Abbreviated name: ***OJSC Svyazinvest***

INN: ***7710158355***

Address: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia***

Interest in the legal (charter) capital of the issuer: ***38.02%***

Percentage of ordinary shares: ***50.69 %***

Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:

a) Name of the shareholder: ***Russian Federation represented by the Federal Agency on Federal Property Management***

Address: ***9 Nikolski Per., Moscow, Russia***

Interest in the legal capital of the issuer's shareholder (participant): ***75 % - 1***

Percentage of ordinary shares of the shareholder (participant) of the issuer: ***75%-1***

Interest in the legal (charter) capital of the issuer: ***0.004040 %***

Percentage of ordinary shares: ***0.003802 %***

б) ***(nominal holder)***

Name:***«Deutsche Bank» LLC***

Address: ***4 Shchepkina Str., Moscow, 129090***

Interest in the legal capital of the issuer's shareholder: ***25 % + 1***

Percentage of ordinary shares of the shareholder of the issuer: ***25 % + 1***

Interest in the legal (charter) capital of the issuer: ***0.82 %***

Percentage of ordinary shares: ***1.04 %***

2) ***nominal holder)***

Full name of the shareholder: ***Closed Joint-Stock Company Depositary Clearing Company***

Abbreviated name: ***ZAO DCC***
Address: ***31 Shabolovka Street, Building B, Moscow, 115162, Russia***
Tel.: *+7 (495) 956-09-99* Fax: *+7 (495) 232-68-04*
e-mail: dcc@dc.ru
License of a professional participant in the securities market:

- Number:***177-06236-000100***
- Issue date: ***October 09, 2002***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***147 980 132***
Interest in the legal (charter) capital of the issuer: ***12,47%***
Percentage of ordinary shares of the issuer: ***9,32%***

3) ***nominal holder)***
Full name of the shareholder: ***Closed Joint-Stock Company Commercial Bank "CITYBANK"***
Abbreviated name: ***ZAO «CITYBANK»***
Address: ***8-10 Galesheka Street, Moscow, 125047, Russia***
Tel.: *+7 (495)725-67-36* Fax: *+ 7 (495)251-46-58*
e-mail: ***no information is available***
License of a professional participant in the securities market:

- Number:***177-02719-000100***
- Issue date: ***November 1, 2000***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***92 559 892***
Interest in the legal (charter) capital of the issuer: ***12,24%***
Percentage of ordinary shares of the issuer: ***5,87%***

4) ***(nominal holder)***
Full name of the shareholder: ***Closed Joint-Stock Company BRUNSWICK UBS NOMINEES***
Abbreviated name: ***ZAO BRUNSWICK UBS NOMINEES***
Address: ***2/2 Paveletskaya Square, Moscow, 115054, Russia***
Tel.: *+7 (495) 258-52-00* Fax: *+7 (495) 725-41-70*
e-mail: **Russia@ubs.com**
License of a professional participant in the securities market:

- Number:***177-04885-000100***
- Issue date: ***March 13, 2001***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***68 731 098***
Interest in the legal (charter) capital of the issuer: ***8.02 %***
Percentage of ordinary shares of the issuer: ***4,36 %***

5) ***(nominal holder)***
Full name of the shareholder: ***"ING Bank (EURASIA) ZAO" (Closed Joint-Stock Company)***
Abbreviated name: ***ING Bank (EURASIA)***
Address: ***36 Krasnoproletarskaya, Moscow, 127473***
Tel.: *+7 (495)755-54-00* Fax: *+7 (495)755-54-99*
e-mail: ***Natalia.Sidorova@ingbank.com***
License of a professional participant in the securities market:

- Number: ***177-03728-000100***
- Issue date: ***December 7, 2000***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: *188 406 000*
Interest in the legal (charter) capital of the issuer: **9,57 %**
Percentage of ordinary shares of the issuer: ***11.94 %***

6) ***nominal holder)***
Full name of the shareholder: Non-profit partnership ***"NATIONAL DEPOSITORY CENTER"***
Abbreviated name: ***«NDC»***
Address: **1/13-4-*10 Sredny Kislovsky per. Moscow, 125009, Russia***
Tel.: *+7 (495)232-05-20* Fax: *+ 7 (495)956-09-38*
e-mail: info@ndc.com
License of a professional participant in the securities market:

- Number:*177-03431-000100*
- Issue date: ***December 12, 2000***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***121 398 801***
Interest in the legal (charter) capital of the issuer: 7.45%
Percentage of ordinary shares of the issuer: *7.69%*

6.3. Information on government or municipal interest in the charter (contributed) capital (unit) fund of the issuer, existence of a special right ("golden share")

№	Full corporate name	Location	Interest in the charter capital of the issuer
1.	Specialized State Body under the RF Government – Federal Agency on Federal Property Management	9, Nikolsky per., Moscow, 103685, Russia	0.004040 %
2.	Economy and Finance Management Committee of Kaluga city	93 Lenina Street, Kaluga, 248002, Russia	0,000106 %

Special rights of the Russian Federation, constituent entities of the same, municipal entities for governing of the issuer: ***no***

6.4. Information regarding restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer

There are no restrictions related to the number of shares owned by a shareholder, and/or their total nominal value, and/or maximum number of votes provided to one shareholder in the Issuer's Charter.

No restrictions related to the share of foreign individuals and entities in the Charter capital of the Issuer are set by the RF legislation or other statutory legal acts of the Russian Federation.

There are no other restrictions related to owning interest in the legal(contribution) capital (unit fund) of the issuer.

6.5. Information regarding changes in the ownership (shareholders-participants and their interests) of issuer affecting holders of at least 5 percent of its legal (contributed) capital (unit fund) or at least 5 percent of its ordinary shares

№	full and abbreviated corporate names (for a not-for-profit organization – name) of a legal entity or surname, given names of a	interest of the person in the legal (contributed) capital	percentage of the issuer ordinary

	natural person	(unit fund) of the issuer	shares owned by the said person
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **January 7, 2002**			
1.	Russian Federal Property Fund	22 %	27,4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6,66 %	1,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 18, 2002**			
1.	Russian Federal Property Fund	22 %	27,4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52,05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5,93 %	0,51 %
4.	DCL-KF Corporation	5,58 %	2,39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **December 17, 2002**			
1.	Russian Federal Property Fund	7,19 %	8,88%
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38,02 %	51,09 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 5, 2003**			
1.	Russian Federal Property Fund	7,19 %	8,88 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38,02 %	51,09 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 23, 2004**			
1.	Specialized State Body under the RF Government - Russian Federal Property Fund	7,19 %	9,59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38,02 %	50,69 %
3.	PROTSVETANIE HOLDINGS LIMITED	5,10 %	2,15 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 13, 2005**			
1.	Specialized state body established by the government - Russian Federal Property Fund	7,19 %	9,59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38,02 %	50,69 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 12, 2006**			
1.	Specialized state body established by the government - Russian Federal Property Fund	7,19 %	9,59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38,02 %	50,69 %

6.6. Information on Interested-Party Transactions Concluded by the Issuer

Information on number and volume of transactions in terms of money concluded by the Issuer that are interested-party transactions according to the legislation of the Russian Federation which required approval of the Issuer's authorized management body for the last accounting quarter:

Index Title	Accounting Period: 1st quarter of 2007
Total number and volume of interested-party transactions in terms of money concluded by the Issuer for the accounting period which required approval of the Issuer's authorized management body, number / RUR	5 / 5,857,065.00
Number and volume of interested-party transactions in terms of money concluded by the Issuer for the accounting period which were approved by general meeting of Issuer's participants (shareholders), number / RUR	0 / 0
Number and volume of interested-party transactions in terms of money concluded by the Issuer for the accounting period which were approved by the Issuer's board of directors (supervisory board), number / RUR	5 / 5,857,065.00
Number and volume of interested-party transactions in terms of money concluded by the Issuer for the accounting period which required approval but were not approved by the Issuer's authorized management body, number / RUR	0 / 0

6.7. Information on Account Receivable

Information on total amount of Company's accounts receivable with indication of total amount of overdue accounts receivable for 2006 and the 1st quarter of 2007:

Company's accounts receivable:

As of 31.12.2006

Type of Accounts Receivable	Payment Due Date	
	within 1 year	more than 1 year
Accounts receivable of customers and clients, RUR	2,348,185,944	-
including overdue indebtedness, RUR	253,367,287	X
Accounts receivable on bills receivable, RUR	11,929,899,	-
including overdue indebtedness, RUR	-	X
Participants' (founders') accounts receivable on registered capital contributions, RUR	-,	-
including overdue indebtedness, RUR	-	X
Accounts receivable on payments made in advance, RUR	119,164,091	-
including overdue indebtedness, RUR	4,984,972	X
Other accounts receivable, RUR	666,644,659	7,717,317
including overdue indebtedness, RUR	4,380,557	X
Total, RUR	**3,145,924,593**	**7,717,317**
including overdue indebtedness, RUR	**262,732,816**	**X**

As of 31.03.2007

	Payment Due Date

Type of Accounts Receivable	within 1 year	more than 1 year
Accounts receivable of customers and clients, RUR	3,060,993,332	-
including overdue indebtedness, RUR	377,991,000	X
Accounts receivable on bills receivable, RUR	11,929,899	-
including overdue indebtedness, RUR	-	X
Participants' (founders') accounts receivable on registered capital contributions, RUR	-	-
including overdue indebtedness, RUR	-	X
Accounts receivable on payments made in advance, RUR	342,573,859	-
including overdue indebtedness, RUR	3,537,385	X
Other accounts receivable, RUR	520,140,240	6,179,475
including overdue indebtedness, RUR	7,398,697	X
Total, RUR	**3,935,637,330**	**6,179,475**
including overdue indebtedness, RUR	**388,927,082**	**X**

Debtors which indebtedness is 10 or more percent of total amount of accounts receivable (total amount of accounts receivable as of 31.12.2006 was 4,134,475 thousand rubles. 10% of this amount makes 413,448 thousand rubles):

full firm name of the creditor: Rostelecom Open Joint-Stock Company
short firm name: OJSC Rostelecom
address: 15, Dostoevskogo str., St. Petersburg, 191002, Russia
actual address: 14, 1-ay Tverskaya-Yamskaya str., Moscow, 125047, Russia
accounts receivable as of 31.12.2006: 743,452 thousand rubles.
amount of overdue accounts payable: no overdue accounts receivable.

Debtors which indebtedness is 10 or more percent of total amount of accounts receivable (total amount of accounts receivable as of 31.03.2007 was 4,893,481 thousand rubles, 10% of this amount makes 489,348 thousand rubles):

full firm name of the creditor: Rostelecom Open Joint-Stock Company
short firm name: OJSC Rostelecom
address: 15, Dostoevskogo str., St. Petersburg, 191002, Russia
actual address: 14, 1-ay Tverskaya-Yamskaya str., Moscow, 125047, Russia
accounts receivable as of 31.03.2007: 1,119,622 thousand rubles.
amount of overdue accounts payable: 676 thousand rubles.

Note: on calculation of share representing 10% of total amount of accounts receivable: accounts receivable balance includes accounts receivable less provisions for doubtful accounts receivable, i.e. total amount of accounts receivable – provisions for doubtful debts (4,134,475-980,833=3,153,642 (thousand rubles)). 10% should be calculated of the total amount of accounts receivable, i.e. of 4,134,475 thousand rubles.

OJSC Rostelecom is the Issuer's affiliated person:

- issuer's share in affiliated person's registered capital – none;
- share of affiliated person's ordinary shares in issuer's possession – none;
- affiliated person's share in the issuer's registered capital – none
- share of issuer's ordinary shares in affiliated person's possession – none.

VII. Issuer's Financial Statements and other Financial Information

7.1. Issuer's Annual Financial Statements

The Issuer's annual financial statements attached to this report:
a) Issuer's annual financial statements for the last financial year (2006) prepared in compliance with requirements provided for by the legislation of the Russian Federation:

- Audit opinion (Annex №1)
- Balance sheet – form No. 1 (Annex №2)
- Profit and loss statement – form No. 2 (Annex №3)
- Statement of Changes in Equity – form No. 3 (Annex №4)
- Cash flow statement – form No. 4 (Annex №5)
- Annex to Balance Sheet – form No. 5 (Annex №6)
- Explanatory note on financial statements of OJSC CenterTelecom for 2006 (Annex №7)

The annual financial statements for the last financial year (2006) are placed at issuer's web-site at: http://www.centertelecom.ru/eng/investor/finratings/rbcu/year/

b) The Issuer does not have nonconsolidated annual financial statements prepared in compliance with International Accounting Standards or U.S. Generally Accepted Accounting Principles.

7.2. Issuer's Quarterly Financial Statements for the Last Accounting Quarter Elapsed

The Issuer's quarterly financial statements attached to this report:
a) Issuer's quarterly financial statements for the last accounting quarter (1st quarter of 2007) prepared in compliance with requirements provided for by the legislation of the Russian Federation:

- Balance sheet – form No. 1 (Annex №8)
- Profit and loss statement – form No. 2 (Annex №9)

The Issuer's financial statements are placed at issuer's web-site at: http://www.centertelecom.ru/eng/investor/finratings/rbcu/interim/

b) The Issuer does not have quarterly financial statements prepared in compliance with International Accounting Standards or U.S. Generally Accepted Accounting Principles.

7.3. Issuer's Consolidated Financial Statements for the Last Financial Year

The Issuer's consolidated financial statements:
a) The Issuer does not prepare consolidated financial statements in compliance with the requirements provided for by the legislation of the Russian Federation.
б) Issuer's consolidated financial statements for the last financial year (2006) **prepared in compliance with International Accounting Standards** will be presented in the Issuer's quarterly report for the 2nd quarter of 2007.

7.4. Information on Issuer's Accounting Policy

7.5. Information on Total Export Volume and Export Share of Total Sales Volume

OJSC CenterTelecom is a fixed communication operator that provides services on the territory of the Central Federal District of the Russian Federation.

7.6. Information on Cost of Issuer's Real Estate and Material Changes in Issuer's Property Occurred after the End of the Last Financial Year

Cost of Issuer's real estate (land plots, buildings, line and cable communication structures) as of 31.03.2007: ***10,907.6 million rubles.***

Depreciation (buildings, communication lines) as of 31.03.2007: ***3,374.1 million rubles.***

There were no material changes in Issuer's real estate within 12 month prior to the end of the accounting period.

There were no purchase or disposal of property which book value exceeded 5 percent of Issuer's balance sheet assets and there were no material changes in other Issuer's property within the period from the end of last financial year to the end of the accounting quarter.

7.7. Information about litigations involving the Issuer that may materially affect its financial and business operations

We consider that significant claims can involve:

- claims which value is equal to or exceeds 10 percent of the book value of OJSC «CenterTelecom», which comprises 4 497 943 374 thousand rubles as of September 30, 2006;

- claims which impede economic activity or are aimed at its prohibition or termination (claims on liquidation, insolvency (bankruptcy) of OJSC «CenterTelecom» and its affiliate and associate companies, on avoidance of their licenses and patents, on collection of debts on taxes and dues to the budget and extrabudgetary funds in a significant volume)..

In the 1th quarter of 2007, as well as during three years preceding the end date of the accounting period OJSC «CenterTelecom» did not participate in significant legal proceedings, which results can (could) influence its financial and economic activity.

During the 3 years preceding to the end date of the accounting period OJSC «CenterTelecom» participated or participates as of the end date of the accounting period as a claimant or defendant in the following legal proceedings:

- concerning claims which value exceeds 6 mln rubles;

- concerning disputes on the ownership right, disputes connected with assignment or possible assignment of the Company's directly or indirectly immovable property.

1. In 2003 the Moscow branch of OJSC «CenterTelecom» brought a claim against the Moscow Regional Registration Chamber and Municipal formation "Chekhov district of Moscow region" in the name of the district's administration on ineffectiveness of the registered ownership right of the Municipal formation to the city telephone and broadcast transmission network owned by OJSC «CenterTelecom» and on recognition of the ownership right of OJSC «CenterTelecom».

The book value of the facilities as of the claim date comprised **8,041 thousand rubles.**

The claims of OJSC «CenterTelecom» were satisfied by the decision of the first instance court of 15.04.2004.

However, the Federal Arbitration Court of Moscow district came to a conclusion that the first instance court had not duly studied all circumstances important for considering the case and making a decision.

By the Decree of the Federal Arbitration Court of Moscow district of July 07, 2004 the decision of the Arbitration Court of Moscow region of April 15, 2004 was discharged and the case was submitted to the first instance court for a new consideration.

By the decision of the first instance court of 13.10.2005 the claims of OJSC «CenterTelecom» were once again satisfied.

2. In 2003-2004 Federal State Unitary Company "Russian Television and Radio Broadcasting Network" (FSUC "RTRS") made three claims against OJSC «CenterTelecom» on ineffective privatization of telecommunications companies joint to OJSC «CenterTelecom» as a result of reorganization, in the part of transferring property of TV and radio broadcasting centers to them:

1) FSUC "RTRS" brought a claim to the Arbitration Court of Kaluga region on ineffectiveness of Clause 6.1 of the OJSC «CenterTelecom»'s Charter in the part of including four facilities to the

registered capital of OJSC «CenterTelecom»: a tower in Maloyaroslavets, radiodetector Kirov-Manino-Lyudinovo, radiodetector Manino-Betlitsa and radiodetector Kirov-Novoalexandrovsky in Kaluga region. In 2004 the book value of the property comprised 747 937 rubles. 03 kop., though the total sum of the claim was **27 438 thousand rubles.,** which comprised the property value as of 01.07.92 without revaluation.

Territorial administration of the Russian Federation Ministry of Property participated in the proceedings as a third party with independent claims.

By the decision of the first instance court of 25.06.2004 the claim of FSUC "RTRS" was dismissed.

The appeals instance discharged the decision of the first instance court and made a new decision on satisfaction of the FSUC "RTRS"'s claim.

On November 05, 2004 the cassational instance discharged the decision of the appeals instance and remained the decision of the first instance court of 25.06.2004 on dismissal of the FSUC "RTRS"'s claim unchanged.

2) In 2004 FSUC "RTRS" brought a claim to the Arbitration Court of Moscow region on application of consequences of a void privatization transaction of State Communications and Information Technology Company "Rossvyazinform" of Moscow region in the part of including the TV translator located in Stupino of Moscow region to the registered capital of OJSC «CenterTelecom» and its return to the Russian Federation state property. The book value of the building as of the claim date was equal to zero (100% amortization).

By the decision of the Arbitration Court of Moscow region of 09.08.04 FSUC "RTRS"'s claim was dismissed.

By the Decree of the Federal Arbitration Court of Moscow district of 09.12.04 the decision of the first instance court was discharged and the case was submitted to the first instance court for a new consideration.

By the decision of the Arbitration Court of Moscow region of 14.03.05 the claim of FSUC "RTRS" was once again dismissed.

By the Decree of the Federal Arbitration Court of Moscow district of July 13, 2005 the decision of the Arbitration Court of Moscow region of March 14, 2005 remained unchanged and the cassation of Federal State Unitary Company "Russian Television and Radio Broadcasting Network" was not satisfied.

3) In 2003 FSUC "RTRS" made a claim on application of consequences of a void privatization transaction in the part of including the building of the Regional Radio and Television Transmitting Center located in Ryazan in the registered capital of OJSC Elektrosvyaz of Ryazan region. The book value of the building comprised **397,54 thousand rubles.** By the decision of the first instance court of 14.01.2004 the claim of FSUC "RTRS" was dismissed. By the Decrees of the appeals and cassational instances the decision of the first instance court remained unchanged.

3. Public Company Federal Postal Communications Agency of Moscow Region (hereinafter referred to as PC FPCA MR) brought a claim to the Arbitration Court of Moscow region on ineffectiveness of the registered ownership right of OJSC «CenterTelecom» to premises located at the address: Moscow region, Taldom, 1, Sobtsova St., with the total area of 524,1 square m.

The Arbitration Court of Moscow region dismissed the claim of PC FPCA MR on 28.12.04. By the decree of the appeals instance of 04.04.05 the decision of the Arbitration Court of Moscow region of 22.12.04 remained unchanged and the appeal of PC FPCA MR was not satisfied.

By the Decree of the Federal Arbitration Court of Moscow district of August 01, 2005 the decision of the Arbitration Court of Moscow region of 28.12.04 and the decree of the Tenth Arbitration Appeal Court of April 04, 2005 remained unchanged and the cassation of PC FPCA MR was not satisfied.

The Russian Federation Federal Arbitration Court disallowed to submit this case to the General Committee of the Russian Federation Federal Arbitration Court.

4. In 2005 the Property Management Committee of Istra region of Moscow region (hereinafter referred to as PMC of Istra region) submitted an application to the Istra City Court on recognition of the municipal ownership right to the property consisting of cable telephone network sewage with the length of 40,090 m and 699 cable wells located at the address: Moscow region, Istra.

By the decision of the first instance court of September 09, 2005 the claims of PMC of Istra region were satisfied.

By the decision of the Moscow District Civil Court Board of 28.11.2005 the above decision was discharged and the case was submitted to the first instance court for a new consideration. By the court decision of 25.10.06 the claim was dismissed.

5. In 2005 OJSC «CenterTelecom» brought a claim to the Arbitration Court of Moscow region on ineffective refusal of PC Federal Regional Court of Moscow region to register the ownership right of OJSC «CenterTelecom» to line cable communications facilities located in Istra and the obligation to carry out the state registration of rights to this property. By the court decision of March 29, 2006 the claims of OJSC «CenterTelecom» were satisfied. By the decree of the appeals instance of June 08, 2006 the court decision remained unchanged. The warrant of execution was executed.

6. In 2005 OOO NTK brought a claim to the Arbitration Court of Moscow region on ineffectiveness of the ownership right to line cable communications facilities located in Noginsk of Moscow region registered by OJSC «CenterTelecom».

By the court decision of 14.11.2005 the claim of OOO NTK was dismissed.

By the decree of the appeals instance of February 26, 2006 the decision of the first instance court remained unchanged and the appeal of OOO NTK was not satisfied.

7. FSUC Post of Russia in the name of its branch Federal Postal Communications Administration of Lipetsk region brought a claim to the Arbitration Court of Lipetsk region on ineffective registration of OJSC «CenterTelecom»'s ownership right to administrative building located at the address: Lipetsk region, Usman, 79, Lenina St., and registration record in the immovable property rights register, as well as on the claimant's right to economic control of a part of the above administrative building. At the court cession the claimant's representative filed an application on a full abandonment of the claim accepted by the court on February 13, 2006. The Arbitration Court of Lipetsk region made a decision to terminate the proceedings in case.

8. On 27.06.06 the Arbitration Court of Lipetsk region made a decision on recognition of the federal ownership right of the Russian Federation to non-residential premises with the area of 1395,3 square km occupied by a postal communications branch of Usmansk postal office of Lipetsk region in the administrative building and non-residential premises with the area of 211,3 square km in the garage building with an adjacent structure located at the address: Lipetsk region, Usman, 79, Lenina St., at the claim of the territorial administration of the Federal Agency on Federal Property Management of Lipetsk region made to OJSC «CenterTelecom» in the name of its Lipetsk branch, the third party was FSUC "Post of Russia".

9. In 2005 OJSC «CenterTelecom» brought a claim to the Arbitration Court of Yaroslavl region against CJSC "Regional Communications' Company" on collecting **83,753 thousand rubles.** under the contract of guarantee.

By the decision of the Arbitration Court of Yaroslavl region of September 29, 2005 61,590 thousand rubles. were collected from CJSC "Regional Communications' Company" in favor of OJSC «CenterTelecom», the part of collecting of 22,163 thousand rubles. of interest was dismissed. The Company received a warrant of execution.

10. In 2005 Mr. V.D. Kazmin brought a claim against the Lipetsk branch of OJSC «CenterTelecom» on compulsory execution of telephone communications usage contract and collection of moral harm compensation in the amount of **30 mln rubles**. On September 15, 2005 The Oktyabr regional court of Lipetsk made a decision to refuse satisfaction of the claim of V.D. Kazmin in the part of compulsory execution of the contract and collected 1000 rubles. for moral harm compensation from OJSC «CenterTelecom». The cassation of V.D. Kazmin was dismissed and the decision of the first instance court remained unchanged.

11. In 2005 OJSC MGTS brought a claim to the Arbitration Court of Moscow region on collecting the sum of unjust enrichment comprising **8,7 mln rubles.** from OJSC «CenterTelecom».

By the court decision of 13.12.2005 the claims of OJSC MGTS were satisfied.

By the decree of the Tenth Arbitration Appeal Court of 14.03.06 the appeal of OJSC «CenterTelecom» was satisfied, the decision of the first instance of 13.12.05 was discharged and the claim of OJSC MGTS was dismissed.

By the decree of the cassational instance of June 13, 2006 this judicial act remained unchanged and the cassation of OJSC MGTS was not satisfied.

12. In 2005 the Russian Federation Ministry of Finance brought a claim to the Arbitration Court of Moscow region against OJSC «CenterTelecom» on collecting **458,638 thousand rubles.** under the bond of the allocated credit line to the federal budget.

As of the end date of the accounting period the claim is being considered.

13. Voronezh branch of OJSC «CenterTelecom» brought a claim to the Arbitration Court of Yaroslavl region on recognition of the ownership right to a section of telephone sewage with the length of 5263,70 m located in Yaroslavl. Presently the ownership right to this section is registered by Yaroslavl. By the decision of the first instance court the claims of OJSC «CenterTelecom» were satisfied. Appeal is under consideration

14. On April 24, 2006, the Interregional Inspectorate of the Federal Tax Service of Russia for Major Taxpayers No. 7 adopted resolution No. 4 to hold "CenterTelecom" OJSC accountable for tax offence.

On April 27, 2006, claim No. 81 about voluntary payment of taxes and tax penalties for the total amount of **RUR 2,355,359 thos.** was sent to "CenterTelecom" OJSC.

On May 03, 2006, "CenterTelecom" OJSC filed a motion with the Arbitration Court of Moscow to hold the resolution No. 4 of the Tax Inspectorate unlawful.

On May 05, 2006, "CenterTelecom" OJSC filed a motion with the Arbitration Court of Moscow to hold the resolution No. 81 of the Tax Inspectorate unlawful.

On May 17, 2006, "CenterTelecom" OJSC filed a motion with the Arbitration Court of Moscow on interlocutory injunction for the action on the resolution. Determination of the Arbitration Court of Moscow dated May 18, 2006, dismissed the Company's motion.

Determination of the Arbitration Court of Moscow dated June 06, 2006, suspended the case initiated by the motion of "CenterTelecom" OJSC to hold the resolution No. 81 of the Interregional Inspectorate of the Federal Tax Service of Russia for Major Taxpayers No. 7 Tax invalid until award on the case to hold the resolution No. 4 of the Interregional Inspectorate of the Federal Tax Service of Russia for Major Taxpayers No. 7 unlawful becomes effective.

Determination of the Arbitration Court of Moscow dated October 02, 2006, satisfied the motion of «CenterTelecom» OJSC on interlocutory injunction in the form of suspension of the challenged resolution of the Interregional Inspectorate of the Federal Tax Service of Russia for Major Taxpayers No. 7 dated 24.04.06. As of December 31, 2006, the appeal presented by the Tax Inspectorate was pendent with the 9th Appeal Arbitration Court.

Trial on the case to hold resolution No. 4 dated 24.04.06 of the Federal Tax Service of Russia for Major Taxpayers No. 7 unlawful is scheduled for February 06, 2007.

15. In the second quarter of 2006, "NPK Technologies, Materials and Innovations" LLC filed an action with the Arbitration Court of Moscow Region to recover from "CenterTelecom" OJSC debt on payment for works completed and interest for use of money for the total amount of **RUR 6,121 thos.**

Determination of the Arbitration Court of Moscow Region dated May 04, 2006, left the action of "NPK Technologies, Materials and Innovations" LLC without consideration. The order of appeals instance dated June 06, 2006, rescinded the determination of the Arbitration Court of Moscow Region dated May 04, 2006, the case was referred to the court of first instance for reconsideration.

Judgment of the court of first instance dismissed the action of "NPK Technologies, Materials and Innovations" LLC. The court of appeals instance rescinded the judgment of the court of first instance and referred the case to the court of first instance for reconsideration. Cassation instance let the order of the court of appeals instance stand. Judgment of the court of first instance dismissed the action.

16. In 2006, Ms. Zheleznyakova raised an action against Ryazan branch of "CenterTelecom" OJSC on recovery of moral damage in the amount of **RUR 50 mln,** caused through wrongful actions of the branch's officials in the form of refusal to provide time-based payment for communication services. Judgment of the court of first instance dismissed the action; cassation instance let the judgment of the court of first instance stand.

17. "CenterTelecom" OJSC represented by Bryansk branch raised an action against "Svyaz-Service" LLC for money had and received in the amount of **RUR 16,432 thos.** The action is pendent.

18. In the first quarter of 2007 OJSC CenterTelecom in the person of the Moscow branch commenced an action on the acknowledgement of the proprietary right to the nonresidential premises, located in the building of the automatic switching center at the following address: Moscow Region, Electrogorsk to the Arbitration Court of the Moscow Region. The action is under examination.

19. In the first quarter of 2007 OJSC CenterTelecom in the person of the Moscow branch participated in the law proceedings on the acknowledgement of the proprietary right on the nonresidential premise (garage building), located at the following address: Domodedovo, Kashirskoye highway, 62. Defendants: FEDERAL STATE INSTITUTION UFPS of the Moscow Region, the federal state unitary enterprise Post of Russia, TU FAUFI of Moscow. Plaintiff's claims of OJSC CenterTelecom were upheld.

20. A.V. Tikhonova commenced the statement of action on granting of preference stock of the society in the number of 3000 pieces from OJSC CenterTelecom to the Arbitration Court of the Moscow Region. The court of original jurisdiction dismissed the case of A.V. Tikhonova, which had not been changed by the Appellate Instance. The cassation instance cancelled the acts pronounced on the case, the case was submitted for consideration to the court of original jurisdiction.

21. SvyazServis LLC commenced the statement of action to OJSC CenterTelecom for the sum of unjust enrichment to the amount of **9,585,000 RUR.** The action is under examination.

22. In 2003 the arbitration courts of the Moscow district refused in satisfaction of two statements of claim, commenced in the name of and on behalf of OJSC CenterTelecom on recovery of **8,058,000 RUR** and **5,975,000 RUR** of expenses, connected with granting of benefits on payment of communication services to the veterans by Moscow branch of OJSC CenterTelecom from the Russian Federation in the person of the Ministry of Finance at the expense of the treasury of the Russian Federation.

OJSC CenterTelecom commenced a claim to the Supreme Arbitration Court of the Russian Federation on reconsideration of these judicial acts in the order of supervision, but the judges of the Supreme Arbitration Court of the Russian Federation passed sentences on refusal in passing of the Moscow Arbitration Court decisions and resolutions of the Federal Arbitration Court of the Moscow District to the presidium of the Supreme Arbitration Court of the Russian Federation for reconsideration in the order of supervision.

In 2004 the Moscow Arbitration Court had the applications appealed by OJSC CenterTelecom on reconsideration of decisions because of revealed circumstances.

According to the court decision as of 27.09.04, which had not been changed in accordance with the resolution of the appellate instance as of 01.02.05 and by resolution of the cassation instance as of 26.04.05, satisfaction of claims was cancelled.

23. The statement of action on recovery of damages, incurred by OJSC CenterTelecom connected with granting of benefits in payment of communication services to the veterans by the Tula branch in 2003 was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom to the Russian Federation in the person of the Ministry of Finance of the Russian Federation. The action price was equal to **92,989,000 RUR.**

The Moscow Arbitration Court as of 24.05.04 satisfied the plaintiff's claims of OJSC CenterTelecom. The appellate instance satisfied the reclaiming petition of the Ministry of Finance of the Russian Federation by the decision as of 01.09.04., and refused in the action of OJSC CenterTelecom. On October 25, 2004 the cassation instance kept the decision of the appellate instance without changes, and did not satisfy the appeal of OJSC CenterTelecom.

On 18.03.05 OJSC CenterTelecom submitted a claim to the Constitutional Court of the Russian Federation on violation of the constitutional rights, in which the declarant asks the CC of the Russian Federation to verify the necessary validity of item 2 article 124 SK of the Russian Federation in the interpretation which had been used by the federal arbitration courts of the Moscow district in the case of OJSC CenterTelecom.

The CC of the Russian Federation as of July 05, 2005 refused in accepting of claim of OJSC CenterTelecom.

24. On May 13, 2004 the arbitration court gave judgment for satisfaction of the claim, presented in the name of and on behalf of OJSC CenterTelecom to the Russian Federation in the person of Ministry of Finance, Ministry of labor and social development of the Russian Federation, Administration of social protection of the population of the Tambov Region on recovery of **10,432,000 RUR** of expenses, incurred in the result of granting of benefits on payment of communication services to the veterans by the Tambov branch of OJSC CenterTelecom. Appellate and cassation instances kept the decision of the court of original jurisdiction without changes. Ministry of labor and social development presented the claim to the Supreme Arbitration Court of the Russian Federation on reconsideration of the aforementioned court acts in the order of supervision. The Supreme Arbitration Court of the Russian Federation refused the declarant in presenting of court acts to the presidium of the Supreme Arbitration Court of the Russian Federation for reconsideration in the order of supervision. The judicatory civil order was served in the established order in 2004

25. On June 28, 2004 the Arbitration Court of the Voronezh Region decided on the action on recovery of the charges, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to separate categories of citizens from the treasury of the Russian

Federation presented by the Voronezh branch of OJSC CenterTelecom, to the amount of **10,607,000 RUR**. The judicatory civil order was served in the established order in 2005

26. In 2004 the Voronezh branch of OJSC CenterTelecom presented **3 claims** to the Arbitration Court of the Voronezh Region on recovery of the charges to the amount of **49,708,000 RUR**, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to separate categories of citizens according to the laws «On the veterans», «On social protection of the disabled persons in the Russian Federation» and the Law «On social protection of persons, experienced radiation action due to the disaster at the Chernobyl nuclear power plant» at the expense of the treasury of the Russian Federation. The claims ware answered by the court of original jurisdiction decisions as of 15.12.04 and 21.12.04. The judicatory civil orders were executed in the established order in 2005

27. In 2003 the Voronezh branch of OJSC CenterTelecom presented a claim to the Arbitration Court of the Voronezh Region on recovery of the charges, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to separate categories of citizens at the expense of the treasury of the Russian Federation. The action price was equal to **20,646,000 RUR.** The claim was answered by the judgment of the court of original jurisdiction. The judicatory civil order was served in the established order in 2004

28. In 2004 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans in 2003 by the Tula branch of OJSC CenterTelecom was presented in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Finance of the Russian Federation. The action price was equal to **17,025,000 RUR.** Court of original jurisdiction refused in satisfaction of the claim. In accordance with the resolution of the Appellate Instance as of 16.06.05 the decision of the court of original jurisdiction remained the same, and the reclaiming petition of OJSC CenterTelecom was not satisfied. The Federal Arbitration Tribunal of The Moscow Region as of September 13, 2005 cancelled the decision of the court of original jurisdiction and the decision of the Appellate Instance, the case was presented for reconsideration to the court of original jurisdiction. By the court of original jurisdiction decision in the 4–th quarter of 2005 the plaintiff's claims of OJSC CenterTelecom were satisfied. The judicatory civil order was served in 2006.

29. In 2004 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans during 2001-2003 by the Bryansk branch of OJSC CenterTelecom was presented in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Finance of the Russian Federation. The action price was equal to **28,164,000 RUR.** The Moscow arbitration Court as of 18.02.05 decided to recover the aforementioned sum from the Ministry of Finance of the Russian Federation at the expense of the treasury of the Russian Federation. In accordance with the resolution of the Appellate Instance as of 25.05.05 the reclaiming petition of the Ministry of Finance was satisfied, the decision of the court of original jurisdiction was cancelled, the action of OJSC CenterTelecom was refused. The Federal Arbitration Tribunal of the Moscow Oblast cancelled the decision of the Appellate Instance by the decision as of August 12, 2005 and remained the decision of the court of original jurisdiction as of February 18, 2005 in force, having satisfied the plaintiff's claims of OJSC CenterTelecom. The judicatory civil order was served in 2006.

30. In 2004 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans during 2001-2003 by the Ivanovo branch of OJSC CenterTelecom was presented in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Finance of the Russian Federation. The action price was equal to **20,137,000 RUR.** Court of original jurisdiction did not answer the claim. In accordance with the resolution of the Appellate Instance the decision of the court of original jurisdiction remained the same, and the reclaiming petition of OJSC CenterTelecom was not satisfied. The cassation instance as of 24.05.05 cancelled the decision of the Appellate Instance and the decision of the court of original jurisdiction and presented the case for reconsideration. The plaintiff's claims of OJSC CenterTelecom were satisfied by the court of original jurisdiction decision as of August 30, 2005. The judicatory civil order was served in 2006.

31. In 2004 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits in payment of communication services to the veterans and disabled persons in 2003 by the Tver branch of OJSC CenterTelecom was presented the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of

Finance of the Russian Federation. The action price was equal to **19,711,000 RUR.** The court of original jurisdiction refused in satisfaction of the claim, which had not been changed by the Appellate Instance. The Federal Arbitration Tribunal of the Moscow Oblast as of August 04, 2005 cancelled the decision of the court of original jurisdiction and the decision of the Appellate Instance, the plaintiff's claims of OJSC CenterTelecom were satisfied. The judicatory civil order was served in 2006.
32. In 2004 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits in payment of communication services to the veterans and disabled persons by the Verkhnovolzhsk branch of OJSC CenterTelecom was presented to the Arbitration Court of the Yaroslavl Region in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Finance of the Russian Federation. The action price was equal to **38,211,000 RUR.** The plaintiff's claims of OJSC CenterTelecom were partly satisfied to the amount of 32,779,000 RUR by the court of original jurisdiction decision as of 27.06.05. The Appellate Instance remained the decision of the court of original jurisdiction without changes, and did not satisfy the reclaiming petition of the Ministry of Finance of the Russian Federation. In the 4-th quarter 2005, 9,977,000 RUR was recovered from the treasury of the Yaroslavl Region. In June 2006 22,801,000 RUR was recovered from the treasury of the Russian Federation.
33. In 2005 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans by the Smolensk branch of OJSC CenterTelecom was presented to the Arbitration Court of the Smolensk Region in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of Ministry of Finance of the Russian Federation. The action price was equal to **53,326,000 RUR.** The claim was answered by the court of original jurisdiction decision as of 04.05.05. In accordance with the resolution of the Appellate Instance as of September 01, 2005 the decision of the court of original jurisdiction remained the same, and the reclaiming petition of the Ministry of Finance of the Russian Federation was not satisfied. The judicatory civil order was served in 2006.
34. In 2004 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans during 2001-2003 by the Moscow branch of OJSC CenterTelecom was presented the name of and on behalf of OJSC CenterTelecom to the Moscow Arbitration Court against the Russian Federation in the person of the Ministry of Labor and social development of the Russian Federation,. The action price was equal to **217,306,000 RUR.** The plaintiff's claims of OJSC CenterTelecom were satisfied by the court of original jurisdiction decision as of 16.02.05. In accordance with the resolution of the Appellate Instance as of 22.04.05 the decision of the court of original jurisdiction remained the same, and the reclaiming petition of the third person – the Ministry of Public Health and social development of the Russian Federation – was not satisfied. The judicatory civil order had been issued, which was presented by OJSC CenterTelecom to the Ministry of Finance of the Russian Federation for execution in the established order, however, simultaneously with the aforementioned, the Ministry of Health and social development of the Russian Federation presented an appeal. The Federal Arbitration Tribunal of the Moscow Oblast as of July 19, 2005 remained the decision of the court of original jurisdiction and resolution of the court of the Appellate Instance the same, and did not satisfy the appeal. The judicatory civil order was served in 2006.
35. The statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans by the Moscow branch of OJSC CenterTelecom during 2001-2003 was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Labor and social development of the Russian Federation. The action price was equal to **144,758,000 RUR.**
The Moscow Arbitration Court as of 06.04.05 satisfied the plaintiff's claims of OJSC CenterTelecom. In accordance with the resolution of the Appellate Instance as of 16.06.05 the decision of the court of original jurisdiction remained the same, and the reclaiming petition without satisfaction. The judicatory civil order was served in 2006.
36. The statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans by the Moscow branch of OJSC CenterTelecom during 2001-2003 was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Labor and social development of the Russian Federation. The action price was equal

to **261,602,000 RUR.** Court of original jurisdiction did not answer the claim. In accordance with the resolution of the Appellate Instance n the decision of the court of original jurisdiction was cancelled, the plaintiff's claims of OJSC CenterTelecom were satisfied. By resolution of the cassation instance as of August 29, 2005 the decision of the Appellate Instance was remained the same, and the appeals of the Ministry of Finance of the Russian Federation and Ministry of Labor and social development of the Russian Federation – without satisfaction. The judicatory civil order was served in 2006.

37. The statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to separate categories of citizens by the Kursk branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Labor and social development of the Russian Federation. The action price was equal to **11,784,000 RUR.** The plaintiff's claims of OJSC CenterTelecom were satisfied by the court of original jurisdiction decision as of 09.06.05. The judicatory civil order was served on 2005

38. The statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to separate categories of citizens by the Moscow branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Labor and social development of the Russian Federation. The action price was equal to **4,801,000 RUR.** The plaintiff's claims of OJSC CenterTelecom were satisfied by the court of original jurisdiction decision. In accordance with the resolution of the Appellate Instance as of 06.07.05 the decision of the court of original jurisdiction remained the same, and the reclaiming petition of the Ministry of Labor and social development of the Russian Federation – without satisfaction. The judicatory civil order had been issued, which was presented by OJSC CenterTelecom to the Ministry of Finance of the Russian Federation for execution in the established order, however, simultaneously with the aforementioned, the Ministry of labor and social development of the Russian Federation presented an appeal. The Federal Arbitration Court of the Moscow Region as of August 23, 2005 remained the decision of the court of original jurisdiction and resolution of the court of the Appellate Instance the same, and the appeal – without satisfaction. The judicatory civil order was served in 2006.

39. The statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans by the Tambov branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Labor and Social Development of the Russian Federation. The action price was equal to **15,322,000 RUR.** The plaintiff's claims of OJSC CenterTelecom were satisfied by the court of original jurisdiction decision as of July 25, 2005. Court decision came into legal force. The judicatory civil order was served in 2006.

40. In 2005 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans by the Belgorod branch of OJSC CenterTelecom in 2003 was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Labor and Social Development of the Russian Federation. The action price was equal to **20,791,000 RUR.** The plaintiff's claims of OJSC CenterTelecom were satisfied by the court of original jurisdiction decision as of September 21, 2005. The judicatory civil order was served in 2006.

41. In 2005 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans by the Moscow branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Labor and social development of the Russian Federation. The action price was equal to **15,991,000 RUR.** The plaintiff's claims of OJSC CenterTelecom were satisfied by the court of original jurisdiction decision. The judicatory civil order was served in 2006.

42. In 2005 2 statements of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans by the Kaluga branch of OJSC CenterTelecom were presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Labor and social development of the Russian Federation. Total price of claims is equal to

54,017,000 RUR. Plaintiff's claims of OJSC CenterTelecom were satisfied by the court of original jurisdiction. The judicatory civil orders were executed in 2006

43. In 2005 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans by the Kursk branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Labor and social development of the Russian Federation. The action price was equal to **17,328,000 RUR.** The plaintiff's claims of OJSC CenterTelecom were satisfied by the court of original jurisdiction. The judicatory civil order had been received, which was presented to the Ministry of Finance of the Russian Federation at termination of the accounting quarter for execution in the established order. The judicatory civil order was served in 2006.

44. In 2005 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the disabled persons by the Kursk branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Labor and social development of the Russian Federation. The action price was equal to **15,942,000 RUR.** The plaintiff's claims of OJSC CenterTelecom were satisfied by the court of original jurisdiction. The judicatory civil order had been received, which was presented to the Ministry of Finance of the Russian Federation at termination of the accounting quarter for execution in the established order.

45. In 2005 the statement of action on recovery of damages, incurred in 2004 by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans by the Tambov branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Labor and social development of the Russian Federation. The action price was equal to **26,713,000 RUR.** The plaintiff's claims of OJSC CenterTelecom were satisfied by the court of original jurisdiction as of November 08, 2005. The judicatory civil order was served in 2006.

46. In 2005 the statement of action on recovery of damages, incurred in 2002 by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the disabled persons by the Kursk branch of OJSC CenterTelecom was presented to the Arbitration Court of the Kursk Region against the Russian Federation in the person of the Ministry of Finance of the Russian Federation. The action price was equal to **8,804,000 RUR.** The plaintiff's claims of OJSC CenterTelecom were satisfied by the court of original jurisdiction as of October 24, 2005. The judicatory civil order was served in 2006.

47. In 2005 the statement of action on recovery of damages, incurred in 2002 by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans by the Kursk branch of OJSC CenterTelecom was presented to the Arbitration Court of the Kursk Region against the Russian Federation in the person of the Ministry of Public Health and social development of the Russian Federation. The action price was equal to **10,257,000 RUR.** The claim was answered. OJSC CenterTelecom received the judicatory civil order, however on May 22, 2006 the Ministry of Public Health and social development of the Russian Federation presented an appeal. The court of cassation cancelled the decision of the court of original jurisdiction and presented the case for reconsideration. The court of original jurisdiction the partly satisfied the claim to the amount of 8,548,000 RUR., and refused in the part of recovery to the amount of 1,709,000 RUR. The reclaiming petition was presented.

48. In 2005 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans by the Vladimir branch of OJSC CenterTelecom was presented to the Arbitration Court of the Vladimir Region against the Russian Federation in the person of the Ministry of Finance of the Russian Federation, Ministry of Labor and social development of the Russian Federation. The action price was equal to **12,262,000 RUR.** The claim was answered partly: amount of damages to the amount of **10,391,000 RUR** was recovered for benefit of OJSC CenterTelecom. It refused in recovery of the VAT to the amount of 1,871,000 RUR. The judicatory civil order was served in 2006.

49. In 2005 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in 2004 in connection with granting of benefits on payment of communication services to the veterans by the Bryansk branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of

the Ministry of Labor and social development of the Russian Federation. The action price was equal to **29,521,000 RUR.** The Moscow Arbitration Court as of June 15, 2006 satisfied the claim. The judicatory civil order was served in 2007.

50. In 2005 5 statements of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to the veterans and disabled persons by the Belgorod branch of OJSC CenterTelecom during 2003-2004 were presented in the name of and on behalf of OJSC CenterTelecom against the Russian Federation in the person of the Ministry of Labor and social development of the Russian Federation. Total action price was equal to **77,136,000 RUR.**

The results of claim consideration are as follows:

1 the action, commenced on the sum of 8,312,000 RUR, was satisfied in full by the decision of the arbitration court as of February 06, 2006. The judicatory civil order was served on 2007;

1 the action, commenced on the sum of 10,628,000 RUR., was answered partly to the amount of 8,857,000 RUR by the decision of the arbitration court as of 05.05.06. OJSC CenterTelecom was refused in satisfaction of plaintiff's claims in the part of action to the amount of 1,771,000 RUR. The court of the Appellate Instance as of 19.09.06 cancelled the decision of the court of original jurisdiction, the plaintiff's claims of OJSC CenterTelecom were satisfied in full. The judicatory civil order was served in 2006;

1 the action, commenced on the sum of 27,983,000 RUR, was answered partly in the amount of 22,946,000 RUR by the decision of the arbitration court as of 05.05.06. OJSC CenterTelecom was refused in satisfaction of plaintiff's claims in the part of action to the amount of 5,037,000 RUR. The court of the Appellate Instance as of 19.09.06 cancelled the decision of the court of original jurisdiction, the plaintiff's claims of OJSC CenterTelecom were satisfied in full. The judicatory civil order was presented;

1 the action, commenced on the sum of 19,343,000 RUR., was answered partly in the amount of 15,861,000 RUR. OJSC CenterTelecom was refused in satisfaction of plaintiff's claims in the part of action to the amount of 3,482,000 RUR. The court of the Appellate Instance as of 19.09.06 cancelled the decision of the court of original jurisdiction, the plaintiff's claims of OJSC CenterTelecom were satisfied in full. The judicatory civil order was presented;

- 1 the action, commenced on the sum of 10,870,000 RUR, was satisfied. The judicatory civil order was executed.

51. the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services according to the Federal Law of the Russian Federation «On social protection of the disabled persons» in 2005 by the Tver branch of OJSC CenterTelecom was presented to the Arbitration Court of the Tver Region against the Department of social protection of the population of the Tver Region Administration, Ministry of Finance of the Russian Federation. The action price was equal to **7,756,000 RUR.** The plaintiff's claims were satisfied by the decision of the Arbitration Court of the Tver Region as of 20.02.06. The judicatory civil order was presented.

52. the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services according to the Federal Law of the Russian Federation «On the veterans» in 2005 by the Tver branch of OJSC CenterTelecom was presented to the Arbitration Court of the Tver Region against the Department of social protection of the population of the Tver Region Administration, Ministry of Finance of the Russian Federation. The action price was equal to **24,705,000 RUR.** Plaintiff's claims were satisfied by the decision of the Arbitration Court of the Tver Region as of 20.02.06 to the total amount of 20,937,000 RUR., it refused in recovery of the VAT to the amount of 3,768,000 RUR.. The judicatory civil order was presented to the amount of 20,937,000 RUR.

53. the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services according to the Federal Law of the Russian Federation «On the veterans» in 2006 by the Tver branch of OJSC CenterTelecom was presented to the Arbitration Court of the Tver Region against the Department of social protection of the population of the Tver Region Administration, Ministry of Finance of the Russian Federation. The action price was equal to **13,874,000 RUR.** Court of original jurisdiction refused in the action. The cassation instance remained the decision of the court of original jurisdiction without changes.

54. the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services according to the Federal Law of the

Russian Federation «On the veterans» in 2006 by the Tver branch of OJSC CenterTelecom was presented to the Arbitration Court of the Tver Region against Department of social protection of the population of the Tver Region Administration, Ministry of Finance of the Russian Federation. The action price was equal to **6,055,000 RUR.** Court of original jurisdiction refused in the action. The cassation instance remained the decision of the court of original jurisdiction without changes.

55. the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to separate categories of citizens in 2005 by the Verkhnovolzhsk branch of OJSC CenterTelecom was presented to the arbitration court against the Ministry of Finance of the Russian Federation. The action price was equal to **6,411,000 RUR.** OJSC CenterTelecom was refused in satisfaction of plaintiff's claims. The appellate and cassations instances remained the decision of the court of original jurisdiction the same.

56. the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to separate categories of citizens in 2005 by the Verkhnovolzhsk branch of OJSC CenterTelecom was presented to the arbitration court against the Ministry of Finance of the Russian Federation. The action price was equal to **6,498,000 RUR.** OJSC CenterTelecom was refused in satisfaction of plaintiff's claims. The appellate and cassations instances remained the decision of the court of original jurisdiction the same.

57. the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to separate categories of citizens in 2005 by the Verkhnovolzhsk branch of OJSC CenterTelecom was presented to the arbitration court against the Ministry of Finance of the Russian Federation. The action price was equal to **28,711,000 RUR.** Plaintiff's claims of OJSC CenterTelecom were satisfied. The judicatory civil order was served in 2006.

58. the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to separate categories of citizens in 2005 by the Verkhnovolzhsk branch of OJSC CenterTelecom was presented to the arbitration court against the Ministry of Finance of the Russian Federation. The action price was equal to **34,904,000 RUR.** By the court of original jurisdiction decision the claim was answered to the amount of 25,012,000 RUR., refused to the VAT amount of 9, 892,000 RUR. The appellate and cassations instances remained the decision of the court of original jurisdiction the same. The judicatory civil order was presented.

59. In 2004 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to separate categories of citizens according to the Federal Law of the Russian Federation «On the veterans» by the Voronezh branch of OJSC CenterTelecom was presented to the Arbitration Court of the Voronezh Region against the Ministry of Finance of the Russian Federation. The action price was equal to **27,310,000 RUR.** Plaintiff's claims were satisfied on May 23, 2006. The court decision of the cassation instance as of 08.09.06 cancelled the decision of the court of original jurisdiction, the cause was presented for reconsideration to the court of original jurisdiction. The claim was answered by the court of original jurisdiction decision.

60. The statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to separate categories of citizens according to the Federal Law of the Russian Federation «On social protection of the disabled persons in the Russian Federation» in 2004 by the Voronezh branch of OJSC CenterTelecom was presented to the Arbitration Court of the Voronezh Region against the Ministry of Finance of the Russian Federation. The action price was equal to **37,808,000 RUR.** The claim was answered by court decision as of 06.07.06. The cassation instance cancelled the decision of the court of original jurisdiction, the cause was presented for reconsideration. The action is in the examination stage.

61. The statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to separate categories of citizens according to the Federal Law of the Russian Federation «On social protection of the disabled persons in the Russian Federation» during 2003-2004 by the Ryazan branch of OJSC CenterTelecom was presented to the arbitration court against the Russian Federation in the person of the Ministry of Finance of the Russian Federation, Administration of labor and social protection of the population of the Ryazan Region, Administration of social protection of the population of the Ryazan City. Initially the plaintiff's claims were equal to 23,194,000 RUR. Then the plaintiff's claims increased on 7,295 RUR and made **23,201,000 RUR.** The court as of 02.11.06 answered the claim to the amount of

19,656,000 RUR., refused to the VAT amount of 3,545,000 RUR. The Appellate Instance did not change the decision of the court of original jurisdiction.

62. the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services to separate categories of citizens according to the Federal Law of the Russian Federation «On social protection of the disabled persons in the Russian Federation» in 2003 by the Kursk branch of OJSC CenterTelecom was presented to the arbitration court against the Russian Federation in the person of the Ministry of Finance of the Russian Federation. The action price was equal to **12,471,000 RUR.** The claim was answered to the amount of 10,392,000 RUR by the court of original jurisdiction decision, the VAT sum to the amount of 2,079,000 RUR was refused. The reclaiming petition is in the examination stage.

63. In 2006 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services according to the Federal laws «On the veterans», «On social protection of the disabled persons in the Russian Federation» during 2001-2002 by the Orel branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation. Initially the plaintiff's claims were equal to 13,384,000 RUR., later, because of clearance, the plaintiff's claims were reduced to **13,114,000 RUR.** The action is in the examination stage.

64. In 2006 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services according to the Federal Law «On the veterans» in 2003 by the Orel branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation. The action price was equal to **9,390,000 RUR.** The claim was answered. The judicatory civil order was presented to the Ministry of Finance of the Russian Federation.

65. In 2006 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services according to the Federal Law «On social protection of the disabled persons in the Russian Federation» in 2003 by the Orel branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation. The action price was equal to **10,600,000 RUR.** The claim was answered.

66. In 2006 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services according to the Federal Law «On the veterans» in 2004 by the Orel branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation. The action price was equal to **10,849,000 RUR.** The claim was answered. The judicatory civil order was presented. The appeal came at the end of the accounting quarter.

67. In 2006 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services according to the Federal Law «On social protection of the disabled persons in the Russian Federation» in 2004 by the Orel branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation. The action price was equal to **14,841,000 RUR.** The claim was answered.

68. In 2006 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services according to the Federal Law «On the veterans» by the Tula branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation. The action price was equal to **42, 372,000 RUR.** The claim was answered.

69. In 2006 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services according to the Federal laws «On the veterans», «On social protection of the disabled persons in the Russian Federation», according to the Law of the Russian Federation «On the status of the Heroes of the Soviet Union, Heroes of the Russian Federation and knights of the Order of Glory» in 2002 by the Belgorod branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation. The action price was equal to **7,891,000 RUR.** The action is under examination.

70. In 2006 OJSC CenterTelecom's statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services according to the Federal Law «On the veterans» during 2003-2004 by the Ryazan branch of OJSC

CenterTelecom was presented against the Russian Federation in the person of the Ministry of Finance of the Russian Federation and subject of the Russian Federation – Ryazan Region in the person of Administration of labor and social protection of the population. The action price was equal to **52,499,000 RUR.** The action is under examination.

71. In 2006 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment for radio use to separate categories of citizens according to the Federal Law «On the veterans» by the Orel branch of OJSC CenterTelecom was presented to the Arbitration Court of the Orel Region against the subject of the Russian Federation – Orel Region. The action price was equal to **10,867,000 RUR.** The action is under examination.

72. In 2006 the statement of action on recovery of damages, incurred by OJSC CenterTelecom in connection with granting of benefits on payment of communication services according to the Federal Law «On the veterans» in 2003 by the Tambov branch of OJSC CenterTelecom was presented to the Moscow Arbitration Court in the name of and on behalf of OJSC CenterTelecom against the Russian Federation. The action price was equal to **12,086,000 RUR.** The action is under examination.

73. In 2007 the statement of action on debt recovery was presented to the Arbitration Court of the Tver Region by the Tver branch of OJSC CenterTelecom against TverTelecom LLC. The action price was equal to **7,709,000 RUR.** The action is under examination.

74. In 2007 the statement of action on debt recovery was presented to the Arbitration Court of the Tver Region by the Tver branch of OJSC CenterTelecom against TverTelecom LLC. The action price was equal to **11,203,000 RUR.** The action is under examination.

VIII. Additional information about the Issuer and issue securities placed by it

8.1. Additional information about the Issuer

8.1.1. Information about size, structure of authorized (share) capital (unit fund) of the Issuer

The amount of the Company's authorized capital:
RUR 6,311,998,965
Breakdown of the authorized capital by categories of shares:
Ordinary shares:
total nominal value: ***RUR 4,734,020,499***
share of the authorized capital: ***75.000337 %***
Preference shares, type A:
total nominal value: ***RUR 1,577,978,466***
share of the authorized capital: ***24.999663 %***

Some of the Issuer's shares are circulating outside the Russian Federation in the form of **Level 1 American Depositary Receipts (ADRs).**

Category (type) of shares circulating outside the Russian Federation: ***ordinary registered shares***
Percentage of shares circulating outside the Russian Federation of the total number of shares of the relevant category (type): *2.55 %*
Name, location of the foreign issuer, securities of which certify the rights to the Issuer's shares of the relevant category (type): ***J.P. Morgan Chase Bank (Trinity Tower 9 Tomas More Street London E1W1YT United Kingdom) acts as Depositary Bank on the ADR Program .***
Brief description of the program (program type) on issue of the foreign issuer's securities, which certify the rights to the Issuer's shares of the relevant category (type): ***Level I ADR***
Data on authorization of the federal executive body for the securities market on admission of the Issuer's shares of the relevant category (type) to circulation outside the Russian Federation (if applicable):

Authorization on shares circulation abroad is issued in accordance with the Decree of the Federal Securities Commission of Russia No.03-17/ps dated April 1, 2003. By the moment, the following authorizations for admission of the shares of "CenterTelecom" OJSC to circulation outside the Russian Federation have been obtained:

- *Order of the Federal Securities Commission of Russia dated August 16, 2001, No. 702-r for the Level I ADR Program on 334,185 Company's ordinary shares;*
- *Order of the Federal Securities Commission of Russia dated March 18, 2002, No. 323/r for the Level I ADR Program on 334,185,000 Company's ordinary shares (in relation to share split);*
- *Order of the Federal Securities Commission of Russia dated December 24, 2002, No. 1818/r for the Level I ADR Program on circulation of 802,00,000 Company's ordinary shares (in relation to affiliation of 16 telecommunications companies in Central Region to "Central Telecommunication Company" OJSC);*
- *Order of the Federal Financial Market Service of Russia dated January 19, 2005, No. 05-58/pz-i for the Level I ADR Program on 623,312,699 ordinary shares (document effective as of the end of the reporting quarter).*

Name of the foreign trading arranger(s), through which the foreign issuer's securities that certify the rights to the Issuer's shares circulate (if such circulation exists): ***Level I ADRs on ordinary shares of "CenterTelecom" OJSC are traded on the US over-the-counter market (CRMUY), the Berlin (CRMUy.BE) and Frankfurt (CRMUy.F) stock exchanges.***

Other data about the Issuer's shares circulation outside the Russian Federation to be specified by the Issuer at its discretion:

The Level I American Depository Receipt (ADR) Program on ordinary shares of "CenterTelecom" OJSC was registered on August 22, 2001, by the US Securities and Exchange Commission.

One depository receipt represents 100 Company's ordinary shares.

8.1.2. Information about changes in the amount of the Issuer's authorized (share) capital (unit fund)

Data on changes in the amount of the Issuer's authorized capital over 5 last financial years ended:

Amount of the authorized capital, RUR (as of the beginning of the period)	Structure of the authorized capital (as of the beginning of the period)	Name of the Issuer's management body that resolved to change the amount of the authorized capital	Date and Number of Minutes of Meeting of the management body, that resolved to change the amount of the authorized capital	Amount of the authorized capital after change, RUR
2002				
185,589,300.0	Ordinary shares: total nominal value (RUR): 135,480,300 share of the authorized capital: 73.00006 % Preference shares, type B: total nominal value (RUR): 3,711,600 share of the authorized capital: 1.9999 % Preference shares, type A: total nominal value (RUR): 46,397,400 share of the authorized capital: 25.00004 %	Board of Directors of "Central Telecommunication Company" Open Joint Stock Company	29.07.2002 Minutes of Meeting No. 6	631,199,896.5

2003				
631,199,896.5	Ordinary shares: total nominal value (RUR): 473 402 049.9 share of the authorized capital: 75.000337 % Preference shares, type A: total nominal value (RUR): 157,797,846.6 share of the authorized capital: 24.999663 %	-	-	631,199,896.5
2004				
631,199,896.5	Ordinary shares: total nominal value (RUR): 473402 049.9 share of the authorized capital: 75.000337 % Preference shares, type A: total nominal value (RUR): 157,797,846.6 share of the authorized capital: 24.999663 %	-	-	631,199,896.5
2005				
631,199,896.5	Ordinary shares: total nominal value (RUR): 473,402,049.9 share of the authorized capital: 75.000337 % Preference shares, type A: total nominal value (RUR): 157,797,846.6 share of the authorized capital: 24.999663 %	Annual General Shareholder Meeting of "Central Telecommunication Company" Open Joint Stock Company	11.06.2004 Minutes of Meeting No. 12	6 311,998,965.0

8.1.3. Information about creation and use of the Issuer's reserve fund and other funds

In accordance with Article 10 of the Company's Articles of Association:

«10. The Company's funds

10.1. The Company creates reserve fund in the amount of 5 percent of the Company's authorized capital.

The Company's reserve fund is formed through mandatory annual allocation of at least 5 percent of the Company's net profit until the amount of the fund specified in this clause is reached.

The reserve fund is intended for covering the Company's losses, as well as redemption of the Company's bonds and shares in case of lack of other funds. The reserve fund may not be used for other purposes.

10.2. The Company may make a decision by a resolution of the General Shareholder Meeting on the issue referred to in sub-clause 13, 13.2 of this Articles of Association to create other funds, including the Company's employee share ownership fund. Resources of the share ownership fund shall be spent exclusively to acquire the Company's shares sold by the Company's shareholder for their further placement with the employees.

In case of providing the Company's employees with shares acquired on account of the Company's employee share ownership fund for value, the money gained shall be used for creation of the said fund.

The procedure for creation, spending the fund's resources, its purpose shall be defined by the Provisions on the Share Ownership Fund to be approved by the Company's Board of Directors".

Information about the amounts of the funds, as well as the amount of used resources of the funds will be furnished upon preparation of the company's financial statements for 2006, i.e. in the quarterly report for the 1st quarter of 2007.

Reserve fund as of 31.03.2007. – ***64 985 Th. RUR.***

In 1Q 2007 the reserve fund was not used for any purposes.

Year	Volume of fund pursuant to Charter documents	Volume of fund as of the end of the year (31.12)		Contributions to fund during the year (th. RUR)	Outstanding facilities (th. RUR)
		In th. RUR	% of Charter capital		
2002	5% Of Charter capital	27 838	4,41%	-	Facilities were not used
2003		31560	5%	3 722	Facilities were not used
2004		31 560	5%	-	Facilities were not used
2005		31 560	0,5%	-	Facilities were not used
2006		64 985	1,03%	33 425	Facilities were not used
1Q.2007		64 985	1,03%		Facilities were not used

Reserve on bad debts on accounts receivables as of 31.02.2007 amounts 951 664 th. RUR.

Reserve on bad debts for 1Q 2007 is used for coverage of bad accounts receivables in the amount of 8 565 th. RUR.

8.1.4. Information about procedure for convocation and holding of the Issuer's supreme management body meeting

Name of the Issuer's supreme management body: ***General Shareholder Meeting***

Procedure for notification of shareholders of the Issuer's supreme management body meeting:

Notice of the general shareholder meeting must be given not later than 30 days prior to its date.

If the proposed agenda of an extraordinary general shareholder meeting includes an issue on election of the Company's Board of Directors, notice of the extraordinary general shareholder meeting must be given not later than 50 days prior to its date.

If an extraordinary general shareholder meeting is convened upon request of the Company's Inspection Committee, the Company's auditor or shareholder(s), who own at least 10 percent of the Company's voting shares, notice of the extraordinary general shareholder meeting must be given not later than 20 days prior to its date.

Notice of the general shareholder meeting must be given to every person specified in the list of persons entitled to participate in the general shareholder meeting in time specified, by registered mail or handed to every of the above said persons against receipt, or published in "Rossiyskaya Gazeta".

Persons (bodies) that are entitled to convene (request holding) an extraordinary meeting of the Issuer's supreme management body, as well as procedure for such requests submission (presentation):

- the Board of Directors upon its own initiative;

- the Company's Inspection Committee;
- the Company's Auditor;
- Shareholder(s) who own at least 10 percent of the Company's voting shares as of the date of request.

Request on convocation of an extraordinary general meeting may be presented by:

- mail to the address (location) of the Company's sole executive body specified in the unified state register of legal bodies;
- serving against receipt to a person who acts for the Company's sole executive body, Chairman of the Company's Board of Directors; Company's Corporate Secretary; or another person authorized to receive written correspondence addressed to the Company;
- facsimile.

1. A request on an extraordinary general shareholder meeting convocation must include information provided for by Article 55 of the Federal Law "About Joint Stock Companies". Proposals on nominees to the Company's bodies to be elected by the general shareholder meeting included in the request on convocation of the extraordinary general shareholder meeting are governed by the relevant requirements of Article 53 of the Federal Law "About Joint Stock Companies".
2. Percentage of the voting shares owned by the shareholder(s) requiring convocation of the extraordinary shareholder meeting is determined as of the date of such request.
3. If a request on convocation of an extraordinary general meeting is signed by a shareholder's representative, a power of attorney must be attached to such a request (a copy of the power of attorney certified in the existing procedure) containing data about the principal and the representative, which in accordance with the Federal Law "About Joint Stock Companies" must be included in the proxy card executed in accordance with the requirements of the Federal Law "About Joint Stock Companies" to execution of proxy card.
4. If a request on convocation of an extraordinary general meeting is signed by the shareholder(s), right to the shares of whom are accounted on the securities account with the depositary, a statement on the shareholder's securities account with the depositary that accounts the rights to the said shares must be attached to such request.
5. If a request on convocation of an extraordinary general meeting is sent by a simple letter or other simple mail, the date of such request is the date as per postmark confirming the date of the mail receipt, and if the request on convocation of an extraordinary general meeting is sent by registered mail or other certified mail – the date of serving the mail to the addressee against receipt.
6. If a request on convocation of an extraordinary general meeting is served against receipt, the date of the request is the date of serving.
7. If a request on convocation of an extraordinary general meeting is sent by facsimile, the date of the request is the date of the Company's receipt of the facsimile message in the procedure provided for by paragraph 2. of this clause.
8. A facsimile message with the request must be sent to the Company's fax number and received by the Company before official business day end in the Company. Name of the person who sent the message, date and time of its transmission, as well as the name of the person who received the message should be specified on the facsimile message copy. The person who sent the message is obliged to require confirmation of the message receipt, and the person who received the message is obliged to confirm receipt by a return facsimile message.
9. When the Company receives the original request sent by facsimile, the date of proposal or request is the date of the Company's receipt of the facsimile message.
10. Requests on convocation of an extraordinary general shareholder meeting received by the Company may be revoked by the persons who submitted the request. Such revocation must be sent by any means provided for in paragraph 1 for requests. In such a case, the date of revocation receipt is the date of the Company's receipt of the mail, the date of revocation serving, or the date of the Company's receipt of a facsimile message.

Procedure to determine the date of the Issuer's supreme management body meeting:

Determination of the date and procedure for general shareholder meeting holding is an exclusive competence of the Board of Directors.

1) Annual general shareholder meeting is held not earlier than two months prior to and not later than six months after the financial year end.

2) An extraordinary general shareholder meeting convened upon request of the Company's Inspection Committee, the Company's auditor or shareholder(s) who own at least 10 percent of the Company's voting shares must be held within 40 days as from the moment of request on holding the extraordinary general shareholder meeting.

3) An extraordinary general shareholder meeting convened upon request of the Company's Inspection Committee, the Company's auditor or shareholder(s) who own at least 10 percent of the Company's voting shares, agenda of which includes an issue on election of the Company's Board of Directors members must be held within 70 days as from the moment of request on holding the extraordinary general shareholder meeting.

4) If the number of the Company's Board of Directors members becomes fewer than the quorum for the Company's Board of Directors meeting, an extraordinary general shareholder meeting convened upon resolution of the Company's Board of Directors on its own initiative to resolve on election of the Company's Board of Directors, must be held within 70 days as from the date of the resolution on its holding adopted by the Company's Board of Directors.

5) Save as specified in clause 4, an extraordinary general shareholder meeting convened upon resolution of the Company's Board of Directors on its own initiative to resolve on any issues referred to the competence of the general shareholder meeting, including issues on:

- termination of powers of the Company's Board of Directors and election of the Company's Board of Directors (if the number of the Company's Board of Directors members is fewer than the quorum for the Company's Board of Directors meetings),

- election of the Company's Board of Directors (if the Board of Directors was not elected for any reason),

is held in time to be determined by the Company's Board of Directors taking into account the requirements of the acting laws and the Company's Articles of Association.

Persons entitled to make proposals on agenda of the Issuer's supreme management body meeting:

Shareholders who own at least 25 of the Company's voting shares are entitled to make proposals on agenda of shareholder meeting.

Procedure for making proposals on agenda of the Issuer's supreme management body meeting:

1. Proposals on issues to be included in agenda of the annual general shareholder meeting and proposals on nominees to the Company's bodies to be elected by the general shareholder meeting may be made and request on holding an extraordinary general meeting may be submitted by:

- mail to the address (location) of the Company's sole executive body specified in the unified state register of legal bodies;
- serving against receipt to a person who acts for the Company's sole executive body, Chairman of the Company's Board of Directors; Company's Corporate Secretary; or another person authorized to receive written correspondence addressed to the Company;
- facsimile.

2. A proposal on issues to be included in agenda of the annual general shareholder meeting and proposals on nominees to the Company's bodies to be elected by the general shareholder meeting must include information provided for by Article 53 of the Federal Law "About Joint Stock Companies". A request on an extraordinary general shareholder meeting convocation must include information provided for by Article 55 of the Federal Law "About Joint Stock Companies". A proposal on nominees to the Company's bodies to be elected by the general shareholder meeting included in the request on convocation of the extraordinary general shareholder meeting are governed by the relevant requirements of Article 53 of the Federal Law "About Joint Stock Companies".

3. A proposal on agenda of the annual general shareholder meeting, proposal on nominees to the Company's bodies to be elected by the general shareholder meeting, and request on convocation of the extraordinary general meeting shall be deemed to be made by the shareholders who (whose representatives) have signed them.

4. Percentage of the voting shares owned by the shareholder(s) making a proposal on agenda of the annual general shareholder meeting and/or nominees to the Company's bodies to be elected by the general shareholder meeting is determined as of the date of such request.

Percentage of the voting shares owned by the shareholder(s) requiring convocation of the extraordinary shareholder meeting is determined as of the date of such request.

5. If a proposal on agenda of the annual general shareholder meeting, proposal on nominees to the Company's bodies to be elected by the general shareholder meeting, or request on convocation of an extraordinary general meeting is signed by a shareholder's representative, a power of attorney (a copy of the power of attorney certified in the existing procedure) must be attached to such a proposal (request) containing data about the principal and the representative, which in accordance with the Federal Law "About Joint Stock Companies" must be included in the proxy card executed in accordance with the requirements of the Federal Law "About Joint Stock Companies" to execution of proxy card.

6. If a proposal on agenda of the annual general shareholder meeting, proposal on nominees to the Company's bodies to be elected by the general shareholder meeting, or request on convocation of an extraordinary general meeting is signed by the shareholder (shareholder's representative), right to the shares of whom are accounted on the securities account with the depositary, a statement on the shareholder's securities account with the depositary that accounts the rights to the said shares must be attached to such proposal (request).

7. In case of nomination to the Company's Board of Directors, Inspection Committee, a written consent of a nominee and data about the nominee may be attached to the proposal, which data are to be submitted to the persons entitled to participate in the general meeting in preparation for the general meeting.

8. If a proposal on agenda of the annual general meeting or proposal on nominees to the Company's bodies to be elected by the general shareholder meeting is sent by mail, the date of such proposal is the date as per postmark confirming the date of the mail sending.

If a request on convocation of an extraordinary general meeting is sent by a simple letter or other simple mail, the date of such request is the date as per postmark confirming the date of the mail receipt, and if the request on convocation of an extraordinary general meeting is sent by registered mail or other certified mail – the date of serving the mail to the addressee against receipt.

9. If a proposal on agenda of the annual general meeting, proposal on nominees to the Company's bodies to be elected by the general shareholder meeting, or request on convocation of an extraordinary general meeting is served against receipt, the date of the request is the date of serving.

10. If a proposal on agenda of the annual general meeting, proposal on nominees to the Company's bodies to be elected by the general shareholder meeting, or request on convocation of an extraordinary general meeting is sent by facsimile, the date of such proposal or request is the date of the Company's receipt of the facsimile message in the procedure provided for by paragraph 2 of this clause.

A facsimile message with the proposal or request must be sent to the Company's fax number and received by the Company before official business day end in the Company. Name of the person who sent the message, date and time of its transmission, as well as the name of the person who received the message should be specified on the facsimile message copy. The person who sent the message is obliged to require confirmation of the message receipt, and the person who received the message is obliged to confirm receipt by a return facsimile message.

When the Company receives the original proposal or request sent by facsimile, the date of proposal or request is the date of the Company's receipt of the facsimile message.

11. The Company's Board of Directors is obliged to consider the received proposals on agenda of the annual general shareholder meeting or proposals on nominees to the Company's bodies to be elected by the general shareholder meeting and make relevant decisions not later than five days after deadline for proposals specified by the Company's Articles of Association.

Proposals on agenda of the annual general shareholder meeting or proposals on nominees to the Company's bodies to be elected by the general shareholder meeting received by the Company after the time for proposals consideration are also considered by the Board of Directors in the procedure stipulated by the acting laws.

12. Proposals on agenda of the annual general meeting, proposals on nominees to the Company's bodies to be elected by the general shareholder meeting, and requests on convocation of an extraordinary general shareholder meeting received by the Company may be revoked by the persons who made the proposal and submitted the request. Such revocation must be sent by any means provided for in paragraph 1 for proposals and requests. In such a case, the date of revocation receipt is the date of the Company's receipt of the mail, the date of revocation serving, or the date of the Company's receipt of a facsimile message.

Persons entitled to familiarization with information (materials) submitted for preparation and holding of the Issuer's supreme management body meeting:

Persons who are entitled to participate in the general shareholder meeting.

The list of persons entitled to participate in the general shareholder meeting is made based on the data of the Company's shareholder register.

Procedure for familiarization with information (materials) submitted for preparation and holding of the Issuer's supreme management body meeting:

- at location of the Company's executive bodies;
- during the general shareholder meeting at the place where it is held;
- in other places specified in notice of the shareholder meeting;
- upon request of a shareholder within not more than five days;
- at location of the sole executive body: rooms 401, 402, bld. 2, 6 Degtyarny per., Moscow
- on the Company's web-site: *www.centertelecom.ru*

8.1.5. Information about profit organizations, in which the Issuer owns at least 5 percent of the authorized (share) capital (unit fund), or at least 5 percent of ordinary stock

The list of profit organizations, in which, as of the reporting quarter end, the Issuer owns at least 5 percent of the authorized (share) capital (unit fund), or at least 5 percent of ordinary stock:

1. Full and abbreviated trade name: ***Russian Telecommunication Network Open Joint Stock Company; RTS OJSC***
Location: 2/15 Maroseika, Moscow, 101000
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100 %***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

2. Full and abbreviated trade name: ***ATS Closed Joint Stock Company; ATS CJSC***
Location: ***22-A Novotorzhksaya str., Tver, 170000***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***0.011396%***
Share of the Issuer's ordinary stock owned by the profit organization: ***0.015194%***

3. Full and abbreviated trade name: ***Teleport Ivanovo Closed Joint Stock Company; Teleport Ivanovo CJSC***
Location: ***90 Tashkentskaya str., Ivanovo, 153032***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100 %***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

4. Full and abbreviated trade name: ***Vladimir-Teleservice Closed Joint Stock Company; Vladimir-Teleservice CJSC***

Location: ***20 Gorokhovaya str., Vladimir, 600017***
The Issuer's share in the profit organization's authorized (share) capital (unit fund)*: **100%***
Share of the profit organization's ordinary stock held by the Issuer: ***100 %***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

5. Full and abbreviated trade name: ***Mobilcom Limited Liability Company; Mobilcom LLC***
Location: ***17 Mira str., Vladimir, 600017***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100 %***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

6. Full and abbreviated trade name: ***Telecom-Terminal Limited Liability Company; Telecom-Terminal LLC***
Location: ***13 Lenina prospect, Ivanovo, 153000***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

7. Full and abbreviated trade name: ***Telecom-Stroy Limited Liability Company; Telecom-Stroy LLC***
Location: ***9 3rd Balinskaya str., Ivanovo, 153521***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***100%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

8. Full and abbreviated trade name: ***TverTelecom Limited Liability Company; TverTelecom LLC***
Location: ***24 Novotorzhskaya str., Tver, 170000***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***85%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

9. Full and abbreviated trade name: ***CenterTelecomService Closed Joint Stock Company; CTCS CJSC***
Location: ***23 Proletarskaya str., Khimki, Moscow Region, 141400***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): *74.9%*
Share of the profit organization's ordinary stock held by the Issuer: *74.9 %*
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

10. Full and abbreviated trade name: ***Svyaz-Service-Irga Production and Commissioning Enterprise Limited Liability Company; Svyaz-Service-Irga PVP LLC***
Location: ***21 Esenina str., Ryazan, 390046***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): *70%*
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

11. Full and abbreviated trade name: ***Vladimirsky Taxophone Limited Liability Company; Vladimirsky Taxophone LLC***
Location: ***32-A Stroitelei prospect, Vladimir, 600000***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): *51%*
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

12. Full and abbreviated trade name: ***TELECOM of Ryazan Region Closed Joint Stock Company; TELECOM of Ryazan Region CJSC***
Location: ***36 Svobody str., Ryazan, 390006***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***50.9%***
Share of the profit organization's ordinary stock held by the Issuer: ***50.9 %***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

13. Full and abbreviated trade name: ***TeleRoss-Voronezh Closed Joint Stock Company; TeleRoss-Voronezh CJSC***
Location: ***25 Krasnoarmeiskaya str., Voronezh, 394006***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***50%***
Share of the profit organization's ordinary stock held by the Issuer: ***50%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

14. Full and abbreviated trade name: ***Rinfotels Telecommunication Company Open Joint Stock Company; Rinfotels Telecommunication Company OJSC***
Location: ***43 Esenina str., Ryazan, 390023***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***26%***
Share of the profit organization's ordinary stock held by the Issuer: ***26%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***0.001089%***
Share of the Issuer's ordinary stock owned by the profit organization: ***0.001452%***

15. Full and abbreviated trade name: ***Communication Information Technologies Open Joint Stock Company; Svyazintek OJSC***
Location: ***bld. 2, 55 Plyuschikha str., Moscow, 119121***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***18%***
Share of the profit organization's ordinary stock held by the Issuer: ***18%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

16. Full and abbreviated trade name: ***OskolTelecom Closed Joint Stock Company; OskolTelecom CJSC***
Location: ***34 Solnechnyi, Stary Oskol, Belgorod Region, 309500***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***12.41%***
Share of the profit organization's ordinary stock held by the Issuer: ***12.41%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***0.335147%***
Share of the Issuer's ordinary stock owned by the profit organization: ***0.446861%***

17. Full and abbreviated trade name: ***KOSTARS Insurance Company of Telecommunication Trade Union Closed Joint Stock Company; SK KOSTARS CJSC***
Location: ***42 Leninsky prospect, Moscow, 117119***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***9.3%***
Share of the profit organization's ordinary stock held by the Issuer: ***9.3%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

18. Full and abbreviated trade name: ***Teleservice Open Joint Stock Company; Teleservice OJSC***
Location: ***119 Leninsky prospect, Voronezh, 394007***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***6.60%***
Share of the profit organization's ordinary stock held by the Issuer: ***6.60%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: ***none***

19. Full and abbreviated trade name: ***Comset Open Joint Stock Company; Comset OJSC***
Location: ***7 Mayakovskogo str., Stupino, Moscow Region, 142800,***
The Issuer's share in the profit organization's authorized (share) capital (unit fund): ***5.17%***
Share of the profit organization's ordinary stock held by the Issuer: ***5.17%***
The profit organization's share in the Issuer's authorized (share) capital (unit fund): ***none***
Share of the Issuer's ordinary stock owned by the profit organization: **none**

8.1.6. Information about major deals of the Issuer

Over the last reporting period, the Company performed no major deals (series of related deals), the amount of liabilities on which would make 10 and more percent of the Issuer's assets book value according to its financial statements.

8.1.7. Information about Issuer's credit ratings

1. Item of rating	***Issuer (CenterTelecom OJSC)***
Credit rating as of the last reporting quarter end:	B Stable outlook *(International rating)*
History of credit rating alterations over 5 last financial years ended	Initially assigned on December 14, 2001: CCC Stable outlook Altered on April 3, 2003: CCC+ Stable outlook Altered on September 30, 2005: B- Stable outlook Altered on October 26, 2006: B Stable outlook
Full and abbreviated trade name, location of the rating organization	Full name: ***Standard & Poor's International Services, Inc.*** Abbreviated name: ***Standard&Poor's*** Location: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit rating of borrower companies is comprised of two key components: business analysis and financial portfolio analysis. Company's rating does not come to simple calculation of financial performance. It is also a result of careful examination of fundamental business characteristics, such as country risks, industry structure and growth prospects, company's competitive advantages, regulation system, management, strategy. For more details please visit ***http://www.standardandpoors.ru***
2. Item of credit rating	***Issuer, Issuer's securities:*** ***Certificated interest-bearing non-convertible bearer bonds, series 04*** ***State registration No.: 4-19-00194-A*** ***Date of state registration: June 29, 2004***
Credit rating as of the last reporting quarter end:	ruBBB+
History of credit rating alterations over 5 last financial years ended	Initially assigned on August 18, 2004: ruBB+ Altered on September 30, 2005: ruBBB-

	Altered on October 26, 2006: ruBBB+
Full and abbreviated trade name, location of the rating organization	Full name: ***Standard & Poor's International Services, Inc.*** Abbreviated name: ***Standard&Poor's*** Location: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit rating of borrower companies is comprised of two key components: business analysis and financial portfolio analysis. Company's rating does not come to simple calculation of financial performance. It is also a result of careful examination of fundamental business characteristics, such as country risks, industry structure and growth prospects, company's competitive advantages, regulation system, management, strategy. For more details please visit ***htpp://www.standardandpoors.ru***
3. Item of credit rating	***Issuer, Issuer's securities*** ***Certificated interest-bearing non-convertible bearer bonds, series 05*** ***State registration No.: 4-20-00194-A*** ***Date of state registration: June 15, 2006***
Credit rating as of the last reporting quarter end:	ruBBB+
History of credit rating alterations over 5 last financial years ended	Initially assigned on June 26, 2006: ruBBB- Altered on October 26, 2006: ruBBB+
Full and abbreviated trade name, location of the rating organization	Full name: ***Standard & Poor's International Services, Inc.*** Abbreviated name: ***Standard&Poor's*** Location: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit rating of borrower companies is comprised of two key components: business analysis and financial portfolio analysis. Company's rating does not come to simple calculation of financial performance. It is also a result of careful examination of fundamental business characteristics, such as country risks, industry structure and growth prospects, company's competitive advantages, regulation system, management, strategy. For more details please visit ***htpp://www.standardandpoors.ru***
4. Item of credit rating	***Issuer (CenterTelecom OJSC)***
Credit rating as of the last reporting quarter end:	B- Positive outlook *(Long-term international rating)*
History of credit rating alterations over 5 last financial years ended	Initially assigned on December 8, 2004: B- Negative outlook Altered on June 14, 2006: B- Stable outlook Altered on October 18, 2006: B- Positive outlook
Full and abbreviated trade name, location of the rating organization	Full name: ***Fitch Ratings LTD*** Abbreviated name: ***Fitch***

	Location: ***Eldon House, 2 Eldon Street, London EC2M 7UA, England***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit ratings of Fitch reflect opinion on the Issuer's relative capability to perform its financial obligations, such as payment of interest, dividends on preference shares, repayment of principal, settlement of insurance losses, as well as its contractor obligations. Ratings are based on the information obtained directly from issuers, other debtors, underwriters, their experts and from other sources that Fitch considers to be reliable. For more detail please visit:***http://www.fitchratings.ru/***
5. Item of credit rating	***Issuer (CenterTelecom OJSC)***
Credit rating as of the last reporting quarter end:	B *(Short-term international rating)*
History of credit rating alterations over 5 last financial years ended	Initially assigned on December 8, 2004: B
Full and abbreviated trade name, location of the rating organization	Full name: ***Fitch Ratings LTD*** Abbreviated name: ***Fitch*** Location: ***Eldon House, 2 Eldon Street, London EC2M 7UA, England***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit ratings of Fitch reflect opinion on the Issuer's relative capability to perform its financial obligations, such as payment of interest, dividends on preference shares, repayment of principal, settlement of insurance losses, as well as its contractor obligations. Ratings are based on the information obtained directly from issuers, other debtors, underwriters, their experts and from other sources that Fitch considers to be reliable. For more detail please visit: ***http://www.fitchratings.ru/***
6. Item of credit rating	***Issuer (CenterTelecom OJSC)***
Credit rating as of the last reporting quarter end:	«BB+(rus)» Positive outlook *(National rating)*
History of credit rating alterations over 5 last financial years ended	Initially assigned on February 21, 2005: «BB(rus)» Stable outlook Altered on June 14, 2006: «BB+(rus)» Stable outlook Altered on October 18, 2006: «BB+(rus)» Positive outlook
Full and abbreviated trade name, location of the rating organization	Full name: ***Fitch Ratings LTD*** Abbreviated name: ***Fitch*** Location: ***Eldon House, 2 Eldon Street, London EC2M 7UA, England***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit ratings of Fitch reflect opinion on the Issuer's relative capability to perform its financial obligations, such as payment of interest, dividends on preference shares, repayment of principal, settlement of insurance losses, as well as its contractor obligations. Ratings are based on the information obtained directly from issuers, other debtors, underwriters, their experts and from other sources that Fitch considers to be reliable. For more detail please visit:***http://www.fitchratings.ru/***

7. Item of credit rating	***Issuer, Issuer's securities*** ***Certificated interest-bearing non-convertible bearer bonds, series 04*** ***State registration No. 4-19-00194-A*** ***Date of state registration: June 29, 2004***
Credit rating as of the last reporting quarter end:	BB+(rus)
History of credit rating alterations over 5 last financial years ended	Initially assigned on February 21, 2005: «BB(rus)» Altered on June 14, 2006: «BB+(rus)»
Full and abbreviated trade name, location of the rating organization	Full name: ***Fitch Ratings LTD*** Abbreviated name: ***Fitch*** Location: ***Eldon House, 2 Eldon Street, London EC2M 7UA, England***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit ratings of Fitch reflect opinion on the Issuer's relative capability to perform its financial obligations, such as payment of interest, dividends on preference shares, repayment of principal, settlement of insurance losses, as well as its contractor obligations. Ratings are based on the information obtained directly from issuers, other debtors, underwriters, their experts and from other sources that Fitch considers to be reliable. For more detail please visit: ***http://www.fitchratings.ru/***
8. Item of credit rating	***Issuer, Issuer's securities*** ***Certificated interest-bearing non-convertible bearer bonds, series 05*** ***State registration No.: 4-20-00194-A*** ***Date of state registration: June 15, 2006***
Credit rating as of the last reporting quarter end:	BB+(rus)
History of credit rating alterations over 5 last financial years ended	Initially assigned on October 18, 2006: BB+(rus)
Full and abbreviated trade name, location of the rating organization	Full name: ***Fitch Ratings LTD*** Abbreviated name: ***Fitch*** Location: ***Eldon House, 2 Eldon Street, London EC2M 7UA, England***
Brief description of the method for credit rating assignment or web-site address where information about the method for credit rating assignment is freely accessible (published)	Credit ratings of Fitch reflect opinion on the Issuer's relative capability to perform its financial obligations, such as payment of interest, dividends on preference shares, repayment of principal, settlement of insurance losses, as well as its contractor obligations. Ratings are based on the information obtained directly from issuers, other debtors, underwriters, their experts and from other sources that Fitch considers to be reliable. For more detail please visit: ***http://www.fitchratings.ru/***

8.2. Information about each category (type) of the Issuer's shares

Share category: ***ordinary***
Securities form: ***registered non-certificated***
Nominal value of every share: ***RUR 3***
Number of outstanding shares: ***1,578,006,833***

Number of additional shares, placement of which is in progress: ***none***
Number of declared shares: ***76,166,167***
Number of shares reflected on the Issuer's balance sheet: ***none***
Number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of exercise of the Issuer's options: ***none***
State registration number of the issue: ***1-04-00194-A***
Date of state registration: ***16.12. 2004***

Rights to which shares entitle their holders:

Article 8 of the Articles of Association of "CenterTelecom" OJSC "Rights and obligations of shareholders who hold ordinary shares":

"8.1. Every Company's ordinary share shall entitle the shareholder who holds it to the equal amount of rights.

8.2. Every shareholder who holds the Company's ordinary shares shall be entitled to:

8.2.1. participate in the Company's general shareholder meeting in the procedure provided for by the acting laws of the Russian Federation;

8.2.2. receive dividends in the procedure provided for by the acting laws of the Russian Federation and this Articles of Association, if they are declared by the Company;

8.2.3. receive a part of the Company's property remaining upon its liquidation in proportion to the number of shares held by such shareholder;

8.2.4. get access to the documents provided for by clause 1, Article 89 of the Federal Law "About Joint Stock Companies" in the procedure provided for by Article 91 of the said Law;

8.2.5. require the Company's registrar to confirm shareholder's rights to the shares through issue of an extract from the Company's shareholder register;

8.2.6. obtain from the Company's registrar information about all entries on its personal account, as well as other information provided for by the legal acts of the Russian Federation that stipulate the procedure for shareholder register keeping;

8.2.7. dispose of the shares held by such shareholder without consent of other shareholders and the Company;

8.2.8. in cases provided for by the acting laws of the Russian Federation, defend his violated civil rights in the court, including recovery of damages from the Company;

8.2.9. require the Company to redeem all or part of the shares owned by the shareholder in cases and in the procedure provided for by the acting laws of the Russian Federation;

8.2.10. sell shares to the Company, if the Company has made a decision to acquire such shares;

8.2.11. require the Company to provide an extract from the list of persons entitled to participate in the general shareholder meeting containing data about the shareholder;

8.2.12. pre-emption acquisition of additional shares placed through open subscription and issue securities convertible into shares in the quantity proportional to the shares held by the shareholder.

8.3. A shareholder holding more than 1 percent of the Company's voting shares shall be entitled to require the Company's registrar to provide him with information about names of shareholders registered in the register, as well as about number, category and nominal value of shares held by them (such information shall be provided without shareholders' addresses).

8.4. Shareholders (shareholder) who hold on the aggregate at least 1 percent of the Company's placed ordinary shares shall be entitled to raise an action against a member of the Company's Board of Directors, Company's General Director, a member of the Company's Management Board, as well as managing organization or manager to recover losses caused to the Company as a result of guilty action (omission) on the part of the said persons.

8.5. Shareholders who hold at least 1 percent of votes at the general shareholder meeting shall be entitled to require the Company to provide them with a list of persons entitled to participate in the meeting. Documents details and mail address of shareholders included in such list shall be provided only with their consent.

8.6. Shareholders (shareholder) who hold on the aggregate at least 2 percent of the Company's voting shares shall be entitled to include issues into agenda of the Company's annual general shareholder meeting and nominate candidates to the Company's management and supervisory bodies to be elected by the general shareholder meeting. When preparing for an extraordinary general shareholder meeting, agenda of which includes election of the Company's Board of Directors, the said

shareholders (shareholder) shall be entitled to nominate candidates to the Company's Board of Directors.
8.7. Shareholders (shareholder) who hold on the aggregate at least 10 percent of the Company's voting shares shall be entitled to require the Company's Board of Director to convene an extraordinary general shareholder meeting. If the Company's Board of Directors fails to resolve on convocation of the extraordinary general shareholder meeting within the term specified by the acting laws of the Russian Federation and this Articles of Association or resolves to refuse such convocation, the extraordinary meeting may be convened by the said shareholders.
8.8. Shareholders (shareholder) who hold on the aggregate at least 10 percent of the Company's voting shares shall be entitled at any time to require audit of the Company's financial and business activities.
8.9. Shareholders (shareholder) who hold on the aggregate at least 25 percent of the Company's voting shares shall be entitled to have access to, and receive copies of, accounting documents and minutes of meetings of the Company's Management Board.
8.10. Shareholders who hold the Company's ordinary shares have other rights provided for by the acting laws of the Russian Federation published within the term of their powers, as well as by this Articles of Association.
8.11. Every shareholder who holds the Company's ordinary shares shall be obliged to:
- inform the Company's shareholder register holder about changes in his data;
- not to disclose confidential information about the Company's activities.

8.12. Shareholders who hold the Company's ordinary shares shall have other obligations provided for by the acting laws of the Russian Federation, as well as by this Articles of Association."

Share category: ***preference***
Shares type: ***A***
Securities form: ***registered non-certificated***
Nominal value of every share: ***RUR 3***
Number of outstanding shares: ***525,992,822***
Number of additional shares, placement of which is in progress: ***none***
Number of declared shares: ***25,405,178***
Number of shares reflected on the balance sheet: ***none***
Number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of exercise of the Issuer's options: ***none***
State registration number of the issue: ***2-04-00194-A***
Date of state registration: ***16.12.2004***

Rights to which shares entitle their holders:
Article 9 of the Articles of Association of "CenterTelecom" OJSC "Rights and obligations of shareholders who hold preference shares, type A":
«9.1. Every Company's preference share, type A, shall entitle the shareholder who holds it to the equal amount of rights.
9.2. Holders of preference shares, type A, shall be entitled to receive annual fixed dividend, except for the cases provided for by this Articles of Association. The total amount paid as dividend on every preference share, type A, shall be fixed in the amount of 10 percent of the Company's net profit based on the performance of the previous financial year divided by the number of placed preference shares, type A.
If the amount of dividends paid by the Company on every ordinary share in a given year exceeds the amount payable as dividends on every preference share, type A, the amount of dividends payable on the latter must be increased up to the amount of the dividends payable on ordinary shares. The said payments shall be made additionally on the date of payment of dividends on ordinary shares.

9.3. Holders of preference shares, type A, shall be entitled to participate in the general shareholder meeting with the right of vote when resolving on issues on the Company's reorganization and liquidation, as well as on the issue on amendment and supplementation of the Company's Articles of Association if such amendments limit the rights of the said shareholders.

9.4. Holders of preference shares, type A, shall be entitled to participate in the general shareholder meeting with the right of vote on all issues of the meeting agenda, if the shareholder meeting, regardless of the reasons, has failed to adopt a resolution on dividend payment or has adopted a resolution on partial dividend payment on preference shares, type A. This right arises with holders of preference shares, type A, as from the meeting following the annual shareholder meeting, at which it was resolved to pay dividends, and ends as from the first payment of dividends on the said shares in full amount.
9.5. Holders of preference shares, type A, shall have rights provided for by sub-clauses 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11, and 8.2.12 of this Articles of Association for holders of the Company's ordinary shares. Such rights shall be also granted to shareholders who hold preference shares, type A, in case when such shares are not voting.
9.6. Holders of preference shares, type A, shall have rights provided for by sub-clauses 8.3, 8.6, 8.7, 8.8, and 8.9 of this Articles of Association for holders of the Company's ordinary shares, if preference shares, type A, have the right of vote on all issues referred to the competence of the Company's general shareholder meeting.
9.7. Holders of preference shares, type A, shall be entitled to require the Company to redeem all or part of the shares held by the shareholder in cases and in the procedure provided for by the acting laws of the Russian Federation.
9.8. Holders of preference shares, type A, who hold at least 1 percent of votes at the general shareholder meeting, shall be entitled to require the Company to provide them with the list of persons entitled to participate in the meeting. In such a case, documents details and mail addresses of shareholders included in such list shall be provided only with their consent.
9.9. Shareholders who hold the Company's preference shares, type A, have other rights provided for by the acting laws of the Russian Federation, as well as by this Articles of Association.
9.10. Every shareholder who holds the Company's preference shares, type A, shall be obliged to:
- inform the Company's shareholder register holder about changes in his data;
- not to disclose confidential information about the Company's activities.

9.11. Shareholders who hold the Company's preference shares, type A, shall have other obligations provided for by the acting laws of the Russian Federation, as well as by this Articles of Association."

8.3. Information about previous issues of the Issuer's issue securities other than Issuer's shares

8.3.1. Information about issues, all securities on which are redeemed (cancelled)

(1) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***01***
Type: ***interest-bearing***
Form: ***certificated bearer bonds***
State registration number of the issue: ***4-01-00194-A***
Date of the issue state registration: ***17.10.2001***
Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***600,000***
Nominal value of each security: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 600,000,000***
Date of the securities of the issue redemption: ***18.11.2003***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities***

(2) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***1-1***
Type: ***interest-bearing***
Form: ***registered non-certificated***
State registration number of the issue: ***4-14-00194-A***
Date of the issue state registration: ***11.10.2002***

Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***80,000***
Nominal value of each security of the issue: ***RUR 50***
Amount of securities of the issue in terms of nominal value: ***RUR 4,000,000***
Number of actually placed securities in accordance with the registered issue report: ***22,674***
Amount of securities of the issue placed in terms of nominal value: ***RUR 1,133,700***
Redemption period for securities of the issue: ***from 01.10.2002 to 01.10.2003***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities***

(3) Type, series (class), form and other identifiers of securities
Type of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Form: ***certificated bearer bonds***
State registration number of the issue: ***4-02-00194-A***
Date of state registration of the securities issue: ***25.06.2002***
Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Date of state registration of the securities issue report: ***15.08.2002***
Name of the registering authority that has carried out state registration of the securities issue report: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***600,000***
Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 600,000,000***
Maturity date for the securities of the issue: ***21.04.2005***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities***

(4) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***2-1***
Type: ***interest-bearing***
Form: ***registered non-certificated***
State registration number of the issue: ***4-15-00194-A***
Date of the issue state registration: ***11.10.2002***
Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***
Number of securities of the issue: ***400,000***
Nominal value of each security of the issue: ***RUR 50***
Amount of securities of the issue in terms of nominal value: ***RUR 20,000,000***
Number of actually placed securities in accordance with the registered issue report: ***212,701***
Amount of securities of the issue placed in terms of nominal value: ***RUR 10,635,050***
Redemption period for securities of the issue: ***from 01.08.2005 to 01.08.2006***
Basis for redemption of the securities of the issue: ***performance of obligations on the securities***

(5) Type, series (class), form and other identifiers of securities
Type of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Form: ***certificated bearer bonds***
State registration number of the issue: ***4-18-00194-A***
Date of state registration of the securities issue: ***01.08.2003***

Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***

Date of state registration of the securities issue report: ***14.10.2003***

Name of the registering authority that has carried out state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities of the issue: ***2,000,000***

Nominal value of each security of the issue: ***RUR 1,000***

Amount of securities of the issue in terms of nominal value: ***RUR 2,000,000,000***

Maturity date for the securities of the issue: ***15.09.2006***

Basis for redemption of the securities of the issue: ***performance of obligations on the securities***

8.3.2. Information about issues, securities of which are circulating

Information about total number and amount in terms of nominal value (if nominal value for this type of securities is available) of all the Issuer's outstanding (unredeemed) securities of every type:
Total number of all the Issuer's outstanding (unredeemed) bonds:
8,642,107
Amount of all the Issuer's outstanding (unredeemed) bonds in terms of nominal value: ***RUR 8, 637,696,300***

(1) Type, series (class), form and other identifiers of securities:

Type of securities: ***bonds***

Series: ***1-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-03-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***11,397***

Nominal value of each security: ***RUR 500***

Amount of securities of the issue in terms of nominal value: ***RUR 5,698,500***

Rights attached to every security of the issue:
A bondholder is entitled to:
1) Receipt of bonds nominal value from the Issuer by their redemption;
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption;
3) Receipt of bonds nominal value and fixed yield in the amount of 0.1% of bonds nominal value from the Issuer in case of the Company's liquidation.
   In such a case:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.
4) In case of holding 6 and more bonds, an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
5) Early redemption of the bonds in the following cases:

- change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
- after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on March 17, 2010, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from cash-box of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: June 17, 2010

End: June 17, 2011

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 30 days as from the placement commencement.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of 6 and more bonds of the issue is entitled to receive, provided a technical capability is available, an access to the telephone network by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Issuer within 5 days as from submission of a written request at: 11 Chernyshevskogo str., Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;
- an extract from the rights to securities records to confirm that at least 6 (six) bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 11 Chernyshevskogo str., Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(2) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***2-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-04-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***260***

Nominal value of each security: ***RUR 1,000***

Amount of securities of the issue in terms of nominal value: ***RUR 260,000***

Number of outstanding securities of the issue as of the end of the reporting quarter: ***250***

Amount of the outstanding securities of the issue in terms of nominal value as of the end of the reporting quarter: ***RUR 250,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption;
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption.
3) Receipt of bonds nominal value and fixed yield in the amount of 0.1% of bonds nominal value from the Issuer in case of the Company's liquidation.
   In such a case:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

   Payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value is made by the order of series numbers.
4) In case of holding 5 and more bonds – an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
5) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on March 17, 2010, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;
- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: July 17, 2010

End: July 17, 2011

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 30 days as from the placement commencement.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of 5 and more bonds of the issue is entitled to an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Issuer within 5 days as from submission of a written request at: 11 Chernyshevskogo str., Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- certificate of registration;
- an extract from the rights to securities records to confirm that at least 5 (five) bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 11 Chernyshevskogo str., Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(3) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***3-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-05-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***5,396***

Nominal value of each security: ***RUR 500***

Amount of securities of the issue in terms of nominal value: ***RUR 2,698,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption;
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption.
3) Receipt of bonds nominal value and fixed yield in the amount of 0.1% of the bond nominal value from the Issuer in case of the Company's liquidation.
   In such a case:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

   Payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value is to be made in the order of series numbers.
4) In case of holding 6 and more bonds – an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
5) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on March 17, 2010, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;
- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: June 17, 2010

End: June 17, 2011

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 30 days as from the placement commencement.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of 6 and more bonds of the issue is entitled to receive, provided a technical capability is available, an access to the telephone network by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Issuer within 5 days as from submission of a written request at: 35 Kurskaya str., Zheleznogorsk, Kursk Region, 307130.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Zheleznogorsk;
- an extract from the rights to securities records to confirm that at least 6 (six) bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk, Kursk Region, 307130.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(4) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***4-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-06-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: *70*

Nominal value of each security: ***RUR 1,000 RUR***

Amount of securities of the issue in terms of nominal value: ***RUR 70,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption;
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption.
3) Receipt of bonds nominal value and fixed yield in the amount of 0.1% of bonds nominal value from the Issuer in case of the Company's liquidation.
   In such a case:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments:
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

   Payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value is to be made in the order of series numbers.
4) In case of holding 5 and more bonds – an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
5) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and in case of absence of technical capability at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on March 17, 2010, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: June 17, 2010
End: June 17, 2011

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 30 days as from the placement commencement.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of 5 and more bonds of the issue is entitled to an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Issuer within 5 days as from submission of a written request at: 35 Kurskaya str., Zheleznogorsk, Kursk Region, 307130.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- certificate of registration;
- an extract from the rights to securities records to confirm that at least 5 (five) bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk, Kursk Region, 307130.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(5) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***5-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-07-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***498***

Nominal value of each security: ***RUR 3,600***

Amount of securities of the issue in terms of nominal value: ***RUR 1,792,800***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption.
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption.
3) An access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and in case of absence of technical capability at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.
5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments:
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on November 29, 2010, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: February 22, 2011

End: February 22, 2012

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 30 days as from the placement commencement.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to an access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;
- an extract from the rights to securities records to confirm that one ore more bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(6) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***6-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-08-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue: ***Federal Securities Commission of Russia***

Name of the registering authority that has carried out state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***499***

Nominal value of each security of the issue: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 748,500***

Number of outstanding securities of the issue as of the end of the reporting quarter: ***127***

Amount of the outstanding securities of the issue in terms of nominal value as of the end of the reporting quarter: ***RUR 190,500***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of bonds nominal value from the Issuer by their redemption.
2) Receipt of fixed yield in the amount of 0.1% of bonds nominal value by their redemption.

3) An access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.
5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on January 18, 2006, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:
Commencement: April 18, 2006
End: April 18, 2007

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 7 days as from the state registration of the securities issue report.

Early redemption of the bonds takes place in the following cases:

- change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;

- after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;
- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(7) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***7-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-09-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***499***

Nominal value of each security: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 748,500***

Number of outstanding securities of the issue as of the end of the reporting quarter: ***107***

Amount of the outstanding securities of the issue in terms of nominal value as of the end of the reporting quarter: ***RUR 160,500***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of the bond nominal value from the Issuer by its redemption.
2) Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption.
3) Access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.
5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and remuneration of persons working on labor contracts, including contractual employment, and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on January 18, 2006, the earliest.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Periodicity of settlements with bondholders - in a lump sum.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:
Commencement: April 18, 2006
End: April 18, 2007

Early redemption of the bonds of the issue:

Early redemption of the bonds is to be carried out by the Issuer within the whole term of the bonds circulation, however, not earlier than upon expiration of 7 days as from the state registration of the securities issue report.

Early redemption of the bonds takes place in the following cases:

- change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;

- after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Early redemption is carried out upon the bondholder's written application submitted to the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130 or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;

- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;

- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(8) Type, series (class), form and other identifiers of securities:

Type of securities: ***bonds***

Series: ***8-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-10-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***500***

Nominal value of each security: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 750,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of the bond nominal value from the Issuer by its redemption.
2) Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption.
3) Access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement. The bondholder will pay for the telecommunication services at rates existing as of the moment of such service provision.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.
5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and remuneration of persons working on labor contracts, including contractual employment, and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The rights on the Company's registered non-certificated bonds are to be exercised in relation to the persons registered in the bondholder register system.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on August 31, 2007, the earliest.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are made within 30 days as from the bondholder's submission of the application for redemption to the Issuer, however, not later than on August 21, 2008.

Payments are made in the order of applications receipt.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:
Commencement: August 31, 2007
End: August 31, 2008

Early redemption of the bonds of the issue:

The earliest date when the bonds may be presented for early redemption: the first day upon expiration of 7 days as from the date of state registration of the securities issue report.

Early redemption of the bonds takes place in the following cases:

- change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;

- after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 11 Chernyshevskogo str., Kursk, 305016 or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;

- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;

- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 11 Chernyshevskogo str., Kursk, 305016, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(9) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***9-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-11-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***50***

Nominal value of each security: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 75,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of the bond nominal value from the Issuer by its redemption.
2) Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption.
3) Access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement. The bondholder will pay for the telecommunication services at rates existing as of the moment of such service provision.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.
5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and remuneration of persons working on labor contracts, including contractual employment, and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The right on the Company's registered non-certificated bonds is to be exercised in relation to the persons registered in the bondholder register system.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on August 31, 2007, the earliest.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are made within 30 days as from the bondholder's submission of the application for redemption to the Issuer, however, not later than on August 21, 2008.

Payments are made in the order of applications receipt.

Periodicity of settlements with bondholders - in a lump sum.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: August 31, 2007

End: August 31, 2008

Early redemption of the bonds of the issue:

The earliest date when the bonds may be presented for early redemption: the first day upon expiration of 7 days as from the date of state registration of the securities issue report.

Early redemption of the bonds takes place in the following cases:

- change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;

- after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan. Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 11 Chernyshevskogo str., Kursk, 305016, or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title (other property right) or the right of lease to real estate in Kursk;

- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;

- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 11 Chernyshevskogo str., Kursk, 305016, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(10) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***10-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-12-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***200***

Nominal value of each security: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 300,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of the bond nominal value from the Issuer by its redemption.
2) Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption.
3) Access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement. The bondholder will pay for the telecommunication services at rates existing as of the moment of such service provision.
4) Early redemption of the bonds in the following cases:
   - change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
   - after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.
5) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and remuneration of persons working on labor contracts, including contractual employment, and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The rights on the Company's registered non-certificated bonds are to be exercised in relation to the persons registered in the bondholder register system.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on August 31, 2007, the earliest.

The Issuer redeems the bonds by payment of nominal value and fixed yield in the amount of 0.1% of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are made within 30 days as from the bondholder's submission of the application for redemption to the Issuer, however, not later than on August 21, 2008.

Payments are made in the order of applications receipt.

Periodicity of settlements with bondholders - in a lump sum.

Form of settlements - cash, cashless.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;

- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: August 31, 2007

End: August 31, 2008

Early redemption of the bonds of the issue:

The earliest date when the bonds may be presented for early redemption: the first day upon expiration of 7 days as from the date of state registration of the securities issue report.

Early redemption of the bonds takes place in the following cases:

- change in address of the holder of bonds block paid prior to providing access to the telephone access at the old address and, in case of absence of technical capability, at the new address;
- after sale of bonds on the secondary market, if, in the Issuer's opinion, there is no technical capability to provide access to the telephone network at the address specified by the new bondholder prior to expiration of bonds circulation.

In case of early redemption of the bonds, bond nominal value and fixed yield in the amount of 0.1% of the bond nominal value are paid.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.1% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan.

Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;
- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 35 Kurskaya str., Zheleznogorsk district, Kursk Region, 307130, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(11) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***11-K***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-13-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***500***

Nominal value of each security: ***RUR 1,500***

Amount of securities of the issue in terms of nominal value: ***RUR 750,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

1) Receipt of the bond nominal value from the Issuer by its redemption.
2) Receipt of fixed yield in the amount of 0.2% of the bond nominal value by its redemption.

3) Access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement. The bondholder will pay for the telecommunication services at rates existing as of the moment of such service provision.
4) Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:
   - claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
   - severance pays and remuneration of persons working on labor contracts, including contractual employment, and author's fees are settled on the second place;
   - claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
   - debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
   - settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The rights on the Company's registered non-certificated bonds are to be exercised in relation to the persons registered in the bondholder register system.

Procedure and terms for redemption of the securities of the issue:

For the purpose of bond redemption, the bondholder sends an application to the address of the Company's Kursk affiliated branch at: 8 Krasnaya square, Kursk, 305000, on October 26, 2008, the earliest.

The Issuer will redeem the bonds by payment of the nominal value and fixed yield in the amount of 0.2% of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are made within 30 days as from the bondholder's submission of the application for redemption to the Issuer, however, not later than on April 26, 2009.

Payments are made in the order of applications receipt.

Periodicity of settlements with bondholders - in a lump sum.

Payments are to be made within 30 days as from the bondholder's submission of the application for redemption to the Issuer:

- by cash from the Issuer's cash-box at: 8 Krasnaya square, Kursk, 305000;
- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Bonds are to be redeemed in the currency of the Russian Federation.

Redemption period for the bonds of the issue:

Commencement: October 26, 2008

End: April 26, 2009

Early redemption option is not envisaged.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to receive from the Issuer nominal value and fixed yield in the amount of 0.2% of the bond nominal value by its redemption.

Every holder of one and more bonds of the issue is entitled to access to the telephone network, provided a technical capability is available, by entering into a telecommunication services agreement.

Technical capability of telephone installation is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan.

Availability of technical capability is determined by the Company's Kursk affiliated branch at the expense of the Company within 5 days as from submission of a written request at: 11 Chernyshevskogo str., Kursk, 305016 or 8 Krasnaya square, Kursk, 305000.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in Kursk;
- an extract from the rights to securities records to confirm that one or more bonds are available on the applicant's account;
- a certificate on availability of technical capability to provide access to the telephone network.

Telephone is to be installed within 1 year as from the date of the telecommunication services agreement.

The telecommunication services agreement is to be executed at: 11 Chernyshevskogo str., Kursk, 305016, or 8 Krasnaya square, Kursk, 305000.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(12) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***3-1***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-16-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***349***

Nominal value of each security: ***RUR 6,000***

Amount of securities of the issue in terms of nominal value: ***RUR 2,094,000***

Rights attached to every security of the issue:

A bondholder is entitled to:

- Receipt of the bond nominal value from the Issuer by its redemption;
- Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption;
- Access to the telephone network from one subscriber number, provided technical capability is available, at m. Pustosh-Bor and P.O. No. 14 Ivanovo. The bondholder will pay under the telecommunication services agreement at rates existing at the moment of the said service provision.

Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:

- claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
- severance pays and remuneration of persons working on labor contracts (contractual employment), and author's fees are settled on the second place;
- claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
- debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
- settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The rights on the Company's registered non-certificated bonds are to be exercised in relation to the persons registered in the bondholder register system.

Procedure and terms for redemption of the securities of the issue:

A bondholder sends an application for redemption to the Issuer on July 01, 2007, the earliest.

The Issuer redeems the bonds by payment of the bond nominal value and fixed yield in the amount of 0.1 % of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are to be made in the order of applications receipt.

Periodicity of settlements with bondholder - in a lump sum.

Form of payment: cash, cashless.

Payments are to be made:

- by cash from the company's cash-box;
- by a bank transfer to the settlement account with a bank.

Redemption period for the bonds of the issue:

Commencement: From the moment of call for redemption presented to the Issuer by the bondholder within the period from July 01, 2007, up to August 31, 2007.

End: Payments are to be made within 30 days as from the date of the bondholder's application for redemption submission to the Issuer.

Early redemption option is not envisaged.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to:

- Receipt of the bond nominal value from the Issuer by its redemption;
- Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption;

A bondholder is entitled to access to the telephone network from one subscriber number, provided technical capability is available, at m. Pustosh-Bor and P.O. No. 14 Ivanovo. The bondholder will pay under the telecommunication services agreement at rates existing at the moment of the said service provision.

Procedure for determining technical capability to provide access to the telephone network and entering into the telecommunication services agreement.

Availability of technical capability to provide access to the telephone network is determined within ten days as from submission of the bondholder's written request at the following addresses:

- No. 1 - 159 Lezhnevskaya str.;
- No. 2 - 13 Lenina pr.;
- No. 4 - 102 Kukonkovykh str.;
- No. 16 - 3 B. Khmelnitskogo str.;
- No. 25 - 11 Ermaka str.;
- No. 43 - 6 Svetlaya str..

Technical capability to provide access to the telephone network is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in m. Pustosh-Bor or P.O. No. 14 Ivanovo (for individuals);
- a document to confirm title (other property right) or the right of lease to real estate in m. Pustosh-Bor or P.O. No. 14 (for legal entities);
- holder's application for access to the telephone network;
- an extract from the rights to securities records to confirm that bonds of this issue are available on the applicant's account;
- certificate on technical capability to provide access to the telephone network.

Access to the telephone network is to be provided within eighteen months as from the date of the telecommunication services agreement.

Bondholders may submit a request as to availability of technical capability to provide access to the telephone network, and redeem the bonds at the following addresses:

- No. 1 - 159 Lezhnevskaya str.;
- No. 2 - 13 Lenina pr.;

- No. 4 - 102 Kukonkovykh str.;
- No. 16 - 3 B. Khmelnitskogo str.;
- No. 25 - 11 Ermaka str.;
- No. 43 - 6 Svetlaya str..

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002

(13) Type, series (class), form and other identifiers of securities:

Type of securities: ***bonds***

Series: ***4-I***

Type: ***interest-bearing***

Form: ***registered non-certificated***

State registration number of the securities issue: ***4-17-00194-A***

Date of state registration of the securities issue: ***11.10.2002***

Date of state registration of the securities issue report: ***14.01.2003***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Securities Commission of Russia***

Number of securities placed: ***68***

Nominal value of each security: ***RUR 4,000***

Amount of securities of the issue in terms of nominal value: ***RUR 272,000***

Rights attached to every security of the issue:

Each bond entitles to:

- Receipt of the bond nominal value from the Company by its redemption;
- Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption;
- Access to the telephone network from one subscriber number, provided technical capability is available, at localities of Ivanovo Region: Kolyanovo village, or Zhukovo village, or Ignatovo-2 cottage township. The bondholder will pay under the telecommunication services agreement at rates existing at the moment of the said service provision.

Payments to the bondholders in case of the Issuer's liquidation are made by the liquidation committee in the order of priority specified by clause 1, Article 64 of the Civil Code of the Russian Federation, namely:

- claims of individuals, to which the Company is liable for injury to life and health are satisfied in the first place by means of capitalization of the relevant time-based payments;
- severance pays and remuneration of persons working on labor contracts (contractual employment), and author's fees are settled on the second place;
- claims of creditors on liabilities secured by pledge of the liquidated company's property are satisfied on the third place;
- debts on certain payments to the budget and non-budget funds are repaid on the fourth place;
- settlements with other creditors, to which the bondholders refer, are carried out on the fifth place in accordance with the acting laws.

The rights on the Company's registered non-certificated bonds are to be exercised in relation to the persons registered in the system.

Procedure and terms for redemption of the securities of the issue:

A bondholder sends an application for redemption to the Company on July 01, 2007, the earliest, at the following addresses:

- No. 1 - 159 Lezhnevskaya str.;
- No. 2 - 13 Lenina pr.;
- No. 4 - 102 Kukonkovykh str.;
- No. 16 - 3 B. Khmelnitskogo str.;

- No. 25 - 11 Ermaka str.;
- No. 43 - 6 Svetlaya str..

The Company redeems the bonds by payment of the bond nominal value and fixed yield in the amount of 0.1 % of the bond nominal value.

Failure to submit a written application does not discharge the Issuer from the obligation to redeem the bonds.

Payments are to be made in the order of priority within 30 days as from the date of the bondholder's application for redemption submission to the Company.

Periodicity of settlements with bondholder - in a lump sum.

Form of payment: cash, cashless.

Payments are to be made:

- by cash from the company's cash-box at the addresses specified above;
- by a bank transfer to the settlement account with a bank (bank details must be specified in the bondholder's application).

Redemption period for the bonds of the issue:

Commencement: August 01, 2007

End: September 30, 2007

Early redemption option is not envisaged.

Amount of (coupon) yield on bonds; procedure and terms for its payment:

A bondholder is entitled to:

- Receipt of the bond nominal value from the Company by its redemption;
- Receipt of fixed yield in the amount of 0.1% of the bond nominal value by its redemption;

Every bond entitles to access to the telephone network from one subscriber number, provided technical capability is available, at localities of Ivanovo Region: Kolyanovo village, or Zhukovo village, or Ignatovo-2 cottage township.

Availability of technical capability to provide access to the telephone network is determined within ten days as from submission of the bondholder's written request at the following addresses:

- No. 1 - 159 Lezhnevskaya str.;
- No. 2 - 13 Lenina pr.;
- No. 4 - 102 Kukonkovykh str.;
- No. 16 - 3 B. Khmelnitskogo str.;
- No. 25 - 11 Ermaka str.;
- No. 43 - 6 Svetlaya str..

Technical capability to provide access to the telephone network is determined by availability of free telephone numbers of subscriber capacity and free lines in telephone cables planned to be installed as a result of placement of this telephone loan.

The telecommunication services agreement is made within 3 days as from the bondholder's submission of the following documents:

- passport or a document to confirm title to the dwelling property in localities of Ivanovo Region: Kolyanovo village, or Zhukovo village, or Ignatovo-2 cottage township (for individuals); a document to confirm title (other property right) or the right of lease to real estate in localities of Ivanovo Region: Kolyanovo village, or Zhukovo village, or Ignatovo-2 cottage township (for legal entities);
- holder's application for access to the telephone network;
- an extract from the rights to securities records to confirm that bonds of this issue are available on the applicant's account;
- certificate on technical capability to provide access to the telephone network.

Access to the telephone network is to be provided within eighteen months as from the date of the telecommunication services agreement.

Security on the bonds issued: no security is envisaged.

Other data: The bonds have been placed by conversion of affiliated company's bonds (Elektrosvyaz OJSC of Kursk Region) in the process of reorganization of "CenterTelecom" OJSC. Date of actual conversion of the securities: November 30, 2002.

(14) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***

Series: ***04***

Type: ***interest-bearing***

Form: ***certificated bearer bonds***

State registration number of the securities issue: ***4-19-00194-A***

Date of state registration of the securities issue: ***29.06.2004***

Date of state registration of the securities issue report: ***12.10.2004***

Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Service for Financial Markets of Russia***

Number of securities of the issue placed: ***5,622,595***

Nominal value of each security of the issue: ***RUR 1,000***

Amount of securities of the issue in terms of nominal value: ***RUR 5,622,595,000***

Rights attached to every security of the issue:

Bonds represent direct unconditional obligations of "Central Telecommunication Company" Open Joint Stock Company (hereinafter "the Issuer").

1.A bondholder is entitled to receipt of the bond nominal value in time specified by the Bond.

2. A bondholder is entitled to receipt of coupon yield (percent of the bond nominal value) upon expiration of each coupon period.

3. In case of the Issuer's failure to perform its obligations on the Bonds or improper performance of the relevant obligations (including default, technical default), security in the form of surety is envisaged. The surety undertakes to be responsible to Bondholders for the Issuer's performance on the Bonds on payment of the Bonds nominal value by their redemption, which makes RUR 7,000,000,000 (Seven billion), and on payment of aggregate coupon yield on the Bonds.

A bondholder is entitled to raise a claim against the surety in accordance with the security terms specified in the Resolution on securities issue.

Person that provided security on this bond issue is Telecom-Terminal Limited Liability Company:

Location: 13 Lenina str., Ivanovo, Russian Federation, 153000

Postal address: 13 Lenina str., Ivanovo, Russian Federation, 153000

With transfer of rights to the Bond, all the rights arising from the surety are transferred to a new holder (transferee). Transfer of the rights arising from the surety without transfer of the rights to the Bond is invalid.

4. A bondholder is entitled to return of investments in case the Bonds are held invalid.

5. On the top of the rights listed, the bondholder is entitled to exercise other property rights stipulated by the acting laws of the Russian Federation.

Indication of mandatory centralized custody:

Securities of the issue are certificated securities with mandatory centralized custody.

Depositary's full trade name: *National Depositary Center Non-commercial Partnership*

Abbreviated trade name: *NDC*

Location: *12 Zhitnaya str., Moscow, Russian Federation, 117049*

License Number: *177-03431-000100*

License issued on: *4.12.2000*

License validity term: *unlimited validity*

License issuing authority: *Federal Securities Commission of Russia*

Procedure and terms for redemption of the securities of the issue:

The Bonds are to be redeemed in Rubles of the Russian Federation on a cashless basis.

The Bonds are redeemed by paying agent on instructions and at the expense of the Issuer.

Functions of the paying agent for the Bonds redemption are fulfilled by ROSBANK Joint Stock Commercial Bank (Open Joint Stock Company) (hereinafter the "Paying Agent") with the registered office at: 11 Mashi Poryvayevoi str., Moscow, 107078, and actual address at: 11 Mashi Poryvayevoi str., Moscow, 107078.

The Issuer may appoint additional and other paying agents and revoke such appointments. Official notice of the Issuer of the said actions is published by the Issuer in the procedure and in time specified in clause 11 of the Resolution on securities issue and sub-clause 2.9 of the Prospectus.

The Bonds are redeemed at nominal value on the 1830th (One thousand eight hundred thirtieth) day as from commencement of the Bonds placement.

If the Bonds maturity date falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.

The Bonds are redeemed in the currency of the Russian Federation on a cashless basis for the benefit of the bondholders. It is presumed that nominee names – depositors of the NDC are authorized to receive redemption amounts on the Bonds.

The Bonds are redeemed for the benefit of the bondholders who are the same as of the end of the NDC's transaction day preceding the 7th (Seventh) business day before the date of the Bonds maturity (hereinafter the "Date of Making List of Bondholders and/or Nominee Names").

The Issuer performs obligations on the Bonds redemption based on the list of bondholders and/or nominee names provided by NDC (hereinafter the "List of Bondholders and/or Nominee Names").

A NDC's depositor who is not authorized by its customers to receive redemption amounts on the Bonds submits the list of bondholders to NDC not later than on the 6th (Sixth) business day before the maturity date, which list must include all the details specified below for the List of Bondholders and/or Nominee Names.

If there are non-residents and/or individuals among the bondholders who have authorized the nominee name to receive redemption amounts on the Bonds, then the nominee name must specify the following information in the list of bondholders in relation to such persons:

- full name/last name, patronymic and first name of the Bondholder;
- number of the Bonds owned;
- full name of the person authorized to receive redemption amounts on the Bonds;
- bondholder's location (or registration for individuals) and postal address, including postcode;
- bank details for account of the person authorized to receive redemption amounts on the Bonds;
- bondholder's tax identification code (TIC);
- bondholder's tax status.

If the bondholder is a non-resident legal entity:

- individual identification number (IIN) - if any.

If the bondholder is an individual:

- type, number, date and place of issue of the identity document of the bondholder, and name of the issuing authority;

- number of the state pension security certificate of the bondholder (if any);
- TIC of the bondholder (if any);
- date, month and year of birth of the bondholder.

Performance of the obligations in relation to the bondholder included in the List of Bondholders and/or Nominee Names is deemed proper, among other cases, in case of the Bonds disposal after the Date of Making List of Bondholders and/or Nominee Names.

If the bondholder's rights to the Bonds are accounted by a nominee name, and the nominee name is authorized to receive redemption amounts on the Bonds, then the person authorized to receive redemption amounts on the Bonds is understood as the nominee name.

If the bondholder's rights to the Bonds are not accounted by a nominee name, or the nominee name is not authorized by the holder to receive redemption amounts on the Bonds, then the person authorized to receive redemption amounts on the Bonds is understood as the bondholder.

Not later than on the 4th (Fourth) business day before the Bonds maturity date, NDC furnishes the Issuer and the Paying Agent with the List of Bondholders and/or Nominee Names made as of the Date of Making List of Bondholders and/or Nominee Names, including the following data:

a) full name of the person authorized to receive redemption amounts on the Bonds.

b) number of the Bonds accounted on the securities accounts of the holder or interdepositary account of the Bonds nominee name authorized to receive redemption amounts on the Bonds;

c) location and postal address of the person authorized to receive redemption amounts on the Bonds;

d) bank details for account of the person authorized to receive redemption amounts on the Bonds, namely:

- account number;
- name of the bank where the account is opened;
- correspondent account of the bank where the account is opened;
- bank identification code and TIC of the bank where the account is opened.

e) taxpayer identification code (TIC) of the person authorized to receive redemption amounts on the Bonds;

f) indication of tax status of the bondholder and the person authorized to receive redemption amounts on the Bonds.

Bondholders, their authorized persons, including depositors of NDC, are obliged to submit necessary data to NDC in a timely manner, and ensure that the data provided to NDC are complete and up-to-date, as well as bear all the risks of failure to submit / untimely submission of such data.

If the said data are submitted to NDC untimely or incomplete, the Issuer is not responsible for untimely or improper performance of obligations on the Bonds redemption. Risk of loss in case of untimely or incomplete submission of the said data is borne by the bondholder.

In case of failure to submit (untimely submission of) the information to NDC, which information is necessary for the Issuer's performance of the obligations on the Bonds, such obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of NDC, and the Issuer's obligations are deemed performed completely and properly. If the bank details and other information necessary for the Issuer's performance of the obligations on the Bonds submitted by the holder or nominee name or available with the Depositary does not allow the Paying Agent to transfer money in a timely manner, such a delay may not be deemed as late performance on the Bonds, and the bondholder is not entitled to require accrual of interest or any other compensation for such delay in payment. In cases provided for by the agreement with NDC, the Issuer is entitled to require confirmation of such data with the data on accounting of rights to the Bonds.

Based on the List of Bondholders and/or Nominee Names submitted by NDC, the Paying Agent calculates the amounts of money payable to every person authorized to receive redemption amounts on the Bonds.

Not later than on the 3rd (Third) business day before the Bonds maturity, the Issuer transfers the required money to the Paying Agent's account.

On the Bonds maturity date, the Paying Agent transfers the required money to accounts of the persons authorized to receive redemption amounts on the Bonds for the benefit of the bondholders.

If one person is authorized to receive redemption amounts on the Bonds by several

bondholders, then the total amount is transferred to such person without breakdown by amounts payable to each bondholder.

Redemption period for the bonds of the issue:

Commencement of redemption: Bonds redemption begins on the 1830th (One thousand eight hundred thirtieth) day as from the date of the Bonds placement commencement.

End of redemption: end of the Bonds redemption is the date of commencement of Bonds redemption.

Form of bonds redemption:

The Bonds of the issue are redeemed in cash in the currency of the Russian Federation on a cashless basis. Bondholders may not choose the form of the Bonds redemption.

Procedure for determining yield payable on each bond

Coupon (interest) period		Amount of coupon (interest) yield
Commencement date	End date	

Coupon 1: Rate of interest on the first coupon is fixed through an auction to determine rate of interest per annum on the first coupon as of the date of the Bonds placement commencement.

On the date of the Bonds placement commencement, the Moscow Interbank Currency Exchange carries out an auction to determine rate of interest on the first coupon among potential buyers of the Bonds. On the day of the auction, the Section Members submit bids, settlement code T0, through the trading and clearing systems of the Moscow Interbank Currency Exchange in accordance with the Trading Rules of the Securities Section of the Moscow Interbank Currency Exchange and other regulatory documents of the Moscow Interbank Currency Exchange both at their own expense, and at the expense and upon instructions of customers. Time and procedure for submission of bids for the auction to determine rate of interest on the first coupon are specified by the Moscow Interbank Currency Exchange upon agreement with the Issuer and/or the Underwriter. Bids are sent by the Section Members to the Underwriter's address.

Each bid specifies annual rate of interest on the first coupon, at which the bidder is prepared to buy the Bonds in case of their placement at the price equal to 100 (One hundred) percent of the Bonds nominal value, as well as relevant number of the Bonds, which the bidder would like to buy, if the Issuer fixes rate of interest on the first coupon equal or higher than that specified in the bid. The rate of interest, at which the bidder is prepared to buy the Bonds, must be expressed in percent per annum to within 0.01 percent.

By the auction beginning, the Section Members reserve money on their trading accounts with the Settlement Chamber of the Moscow Interbank Currency Exchange in the amount sufficient for full payment for the Bonds specified in the bids taking into account commissions of the Moscow Interbank Currency Exchange.

Bids that do not meet the above requirements are not admitted to the auction to determine rate of interest on the first coupon of the Bonds.

Upon expiration of the period for bids submission for the auction to determine rate of interest on the first coupon, the Securities Market Section Members may not revoke their bids submitted.

Upon expiration of the period for bids submission, the Moscow Interbank Currency Exchange makes a single consolidated register of all the bids submitted to the Underwriter and not revoked by the Section Members as of the deadline for the bids submission (hereinafter the "Consolidated Bid Register") and gives it to the Issuer and/or Underwriter.

The Consolidated Bid Register contains terms of every bid – purchase price, number of securities, date and time of the bid receipt, as well as name of the Section Member who submitted the bid. The Consolidated Bid Register/Bid Receipt Sheet is approved by financial consultant on the securities market.

The Issuer's sole executive body, based on the total amount of bids submitted and rates of interest on the first coupon specified therein, makes a decision on the amount of rate of interest on the first coupon. The Issuer communicates the decision made to the Moscow Interbank Currency Exchange in writing not later than 30 minutes prior to sending information to the information agency. Upon the Issuer's informing the information agency about the amount of rate of interest on the first coupon, the Issuer informs the Underwriter about the rate of interest on the first coupon. The Underwriter informs the Section Members about the rate of interest on the first coupon fixed by the Issuer through the trading system of the Moscow Interbank Currency Exchange by sending electronic messages to all the Section Members.

Information about the rate of interest on the first coupon is disclosed in time and procedure provided for by clause 11 of the Resolution on securities issue and sub-clause 2.9 of the Prospectus.

Date of the first coupon period commencement is the date of the Bonds placement	Date of the first coupon period end is the date of the second coupon period	Amount of payments on the first coupon per Bond is calculated by the following formula: CY= C1 * N * (T1 - T0)/ 365/ 100 %.

commencement.	commencement, which falls on the 183rd day after the date of the Bonds placement commencement.	where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C1 - rate of interest on the first coupon in percent per annum; T0- Bonds first coupon period commencement date; T1 - First coupon period end date. The amount of payment on the first coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 2: Interest rate on the second coupon is equal to that of the first coupon.

Date of the second coupon period commencement is the 183rd day after the date of the Bonds placement commencement.	Date of the second coupon period end is the date of the third coupon period commencement, which falls on the 366th day after the date of the Bonds placement commencement.	Amount of payments on the second coupon per Bond is calculated by the following formula: CY= C2 * N * (T2 - T1)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C2 - rate of interest on the second coupon in percent per annum; T1- Bonds second coupon period commencement date; T2 - Second coupon period end date. The amount of payment on the second coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 3: Interest rate on the third coupon is equal to that of the first coupon.

Date of the third coupon period commencement is the 366th day after the date of the Bonds placement commencement.	Date of the third coupon period end is the date of the fourth coupon period commencement, which falls on the 549th day after the date of the Bonds placement commencement.	Amount of payments on the third coupon per Bond is calculated by the following formula: CY= C3 * N * (T3 - T2)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C3 - rate of interest on the third coupon in percent per annum; T2- Bonds third coupon period commencement date; T3 - Third coupon period end date. The amount of payment on the third coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 4: Interest rate on the fourth coupon is equal to that of the first coupon.

Date of the fourth coupon period commencement is the 549th day after the date of the Bonds placement commencement.	Date of the fourth coupon period end is the date of the fifth coupon period commencement, which falls on the 732nd day after the date of the Bonds placement commencement.	Amount of payments on the fourth coupon per Bond is calculated by the following formula: CY= C4 * N * (T4 - T3)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C4 - rate of interest on the fourth coupon in percent per

		annum; T3- Bonds fourth coupon period commencement date; T4 - Fourth coupon period end date. The amount of payment on the fourth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules.... The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 5: Interest rate on the fifth coupon is equal to that of the first coupon.

Date of the fifth coupon period commencement is the 732nd day after the date of the Bonds placement commencement.	Date of the fifth coupon period end the date of the sixth coupon period commencement, which falls on the 915th day after the date of the Bonds placement commencement.	Amount of payments on the fifth coupon per Bond is calculated by the following formula: CY= C5 * N * (T5 - T4)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C5 - rate of interest on the fifth coupon in percent per annum; T4- Bonds fifth coupon period commencement date; T5 - Fifth coupon period end date. The amount of payment on the fifth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 6: Interest rate on the sixth coupon is equal to that of the first coupon.

Date of the sixth coupon period commencement is the 915th day after the date of the Bonds placement commencement.	Date of the sixth coupon period end the date of the seventh coupon period commencement, which falls on the 1098th day after the date of the Bonds placement commencement.	Amount of payments on the sixth coupon per Bond is calculated by the following formula: CY= C6 * N * (T6 - T5)/ 365/ 100 %, where CY - the amount of coupon yield on each Bond; N - nominal value of a Bond; C6 - rate of interest on the sixth coupon in percent per annum; T5- Bonds sixth coupon period commencement date; T6 - Sixth coupon period end date. The amount of payment on the sixth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 7: Interest rate on the seventh coupon is equal to that of the first coupon.

Date of the seventh coupon period commencement is the 1098th day after the date of the Bonds placement commencement.	Date of the seventh coupon period end the date of the eighth coupon period commencement, which falls on the 1281st day after the date of the Bonds placement commencement.	Amount of payments on the seventh coupon per Bond is calculated by the following formula: CY= C7 * N * (T7 – T6)/ 365/ 100 %, where CY – the amount of coupon yield on each Bond; N – nominal value of a Bond; C7 - rate of interest on the seventh coupon in percent per annum; T6- Bonds seventh coupon period commencement date; T7 - Seventh coupon period end date. The amount of payment on the seventh coupon per Bond is

		calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 8: Interest rate on the eighth coupon is equal to that of the first coupon.

Date of the eighth coupon period commencement is the 1281st after the date of the Bonds placement commencement.	Date of the eighth coupon period end the date of the ninth coupon period commencement, which falls on the 1464th day after the date of the Bonds placement commencement.	Amount of payments on the eighth coupon per Bond is calculated by the following formula: CY= C8 * N * (T8 – T7)/ 365/ 100 %, where CY – the amount of coupon yield on each Bond; N – nominal value of a Bond; C8 - rate of interest on the eighth coupon in percent per annum; T7- Bonds eighth coupon period commencement date; T8 - Eighth coupon period end date. The amount of payment on the eighth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 9: Interest rate on the ninth coupon is equal to that of the first coupon.

Date of the ninth coupon period commencement is the 1464th day after the date of the Bonds placement commencement.	Date of the ninth coupon period end the date of the tenth coupon period commencement, which falls on the 1647th day after the date of the Bonds placement commencement.	Amount of payments on the ninth coupon per Bond is calculated by the following formula: CY= C9 * N * (T9 – T8)/ 365/ 100 %, where CY – the amount of coupon yield on each Bond; N – nominal value of a Bond; C9 - rate of interest on the ninth coupon in percent per annum; T8- Bonds ninth coupon period commencement date; T9 - Ninth coupon period end date. The amount of payment on the ninth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Coupon 10: Interest rate on the tenth coupon is equal to that of the first coupon.

Date of the tenth coupon period commencement is the 1647th day after the date of the Bonds placement commencement.	Date of the tenth coupon period end is the Bonds maturity date, which falls on the 1830th day after the date of the Bonds placement commencement.	Amount of payments on the tenth coupon per Bond is calculated by the following formula: CY= C10 * N * (T10 – T9)/ 365/ 100 %, where CY – the amount of coupon yield on each Bond; N – nominal value of a Bond; C10 - rate of interest on the tenth coupon in percent per annum; T9- Bonds tenth coupon period commencement date; T10 - Tenth coupon period end date. The amount of payment on the tenth coupon per Bond is calculated to one kopek (with rounding according to mathematical rounding rules. The rule of mathematical rounding should be understood as the rounding method where

		value of a whole kopek (whole kopeks) is left unchanged if the first digit following the rounded one equals to 0 to 4, and increased by one if the first digit following the rounded one equals to 5 to 9).

Amount of interest (coupon) yield payable on each bond:

The Order of General Director of "CenterTelecom" OJSC No. 372 dated August 17, 2004, approved ***the amount on yield on the first coupon payable per Bond, which makes 13.80% per annum or 69 Rubles 19 kopeks.***

In accordance with the Resolution on securities issue and the Prospectus, ***interest rates on the second – tenth coupons are fixed equal to the rate on the first coupon.***

Procedure and time for interest (coupon) yield payment on bonds, including time of payment on every coupon:

Coupon (interest) period		Time (date) of coupon (interest) yield payment	Date of making the bondholders list for the purpose of coupon (income) yield payment
Commencement date	End date		
Coupon 1: Interest rate on the first coupon is fixed through an auction to determine the first coupon interest rate per annum as of the date of the Bonds placement commencement.			
Date of the first coupon period of the issue commencement is the date of Bonds placement commencement.	Date of the first coupon period end is the date of the second coupon period commencement, which falls on the 183rd day after the date of Bonds placement commencement.	Coupon yield on the first coupon is paid on the 183rd day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds (hereinafter the "Date of Making List of Bondholders and/or Nominee Names").
Procedure for payment of coupon (interest) yield: Coupon yield on the Bonds is paid by the Paying Agent on the instructions and at the expense of the Issuer. Coupon yield on the Bonds is paid in the currency of the Russian Federation on a cashless basis for the benefit of the bondholders. It is presumed that nominee names – depositors of NDC are authorized to receive coupon yield amounts on the Bonds. Bondholders, their authorized persons, including depositors of NDC, ensure that the data provided to NDC are complete and up-to-date, and bear all the risks of failure to submit / untimely submission of such data. In case of failure to submit (untimely submission of) information to NDC, which information is necessary for the Issuer's performance of the obligations on the Bonds, such obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of NDC, and the Issuer's obligations are deemed performed completely and properly. If the bank details and other information necessary for the Issuer's performance of the obligations on the Bonds submitted by the bondholder or nominee name or available with the Depositary does not allow the Paying Agent to transfer money in a timely manner, such a delay may not be deemed as late performance on the Bonds, and the Bondholder is not entitled to require accrual of interest or any other compensation for such delay in payment. In cases provided for by the agreement with NDC, the Issuer is entitled to require confirmation of such data with the data on accounting of rights to the Bonds. Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds (hereinafter the "Date of Making List of Bondholders and/or Nominee Names"). The Issuer performs its obligations on payment of coupon yield on the Bonds based on the list of bondholders and/or nominee names made by NDC (hereinafter the "List of Bondholders and/or Nominee Names"). A depositor of NDC not authorized by its customers to receive coupon yield amounts on the Bonds submits the list of Bondholders to NDC not later than on the 6th (Sixth) business day before the date of coupon yield payment on the Bonds.			

which list must include all the details specified below for the List of Bondholders and/or Nominee Names. If there are non-residents and/or individuals among the holders who have authorized the nominee name to receive coupon yield amounts on the Bonds, then the nominee name must specify the following information in the list of bondholders in relation to such persons: - full name/last name, patronymic and first name of the bondholder; - number of the Bonds owned; - full name of the person authorized to receive coupon yield amounts on the Bonds; - bondholder's location (or registration for individuals) and postal address, including postcode; - bank details for account of the person authorized to receive coupon yield amounts on the Bonds; - bondholder's tax identification code (TIC); - bondholder's tax status. If the bondholder is a non-resident legal entity: - individual identification number (IIN) - if any. If the bondholder is an individual: - type, number, date and place of issue of the identity document of the bondholder, and name of the issuing authority; - number of the state pension security certificate of the bondholder (if any); - TIC of the bondholder (if any); - date, month and year of birth of the bondholder. Performance of the obligations in relation to the Bondholder included in the List of Bondholders and/or Nominee Names is deemed proper, among other cases, in case of the Bonds disposal after the Date of Making List of Bondholders and/or Nominee Names. If the bondholders' rights to the Bonds are accounted by a nominee name, and the nominee name is authorized to receive coupon yield amounts on the Bonds, then the person authorized to receive coupon yield amounts on the Bonds is understood as the nominee name. If the bondholders' rights to the Bonds are not accounted by a nominee name, or the nominee name is not authorized by the bondholder to receive coupon yield amounts on the Bonds, then the person authorized to receive coupon yield amounts on the Bonds is understood as the bondholder. Not later than on the 4th (Fourth) business day before the date of coupon yield payment on the Bonds, the Depositary furnishes the Issuer and the Paying Agent with the List of Bondholders and/or Nominee Names made as of the Date of Making List of Bondholders and/or Nominee Names, which List includes the following data: a) full name of the person authorized to receive coupon yield amounts on the Bonds; b) number of Bonds accounted on the securities account of the bondholder or on the interdepositary account of the nominee name authorized to receive coupon yield amounts on the Bonds; c) location and postal address of the person authorized to receive coupon yield amounts on the Bonds; d) bank details for the account of the person authorized to receive coupon yield amounts on the Bonds, namely: - account number; - name of the bank where the account is opened; - correspondent account of the bank where the account is opened; - bank identification code and TIC of the bank where the account is opened; e) taxpayer identification code (TIC) of the person authorized to receive coupon yield amounts on the Bonds; f) indication of the tax status of the bondholder and the person authorized to receive coupon yield amounts on the Bonds. If the said data are submitted to NDC untimely or incomplete by the bondholder, the Issuer is not responsible for untimely and/or improper performance of obligations to pay coupon yield on the Bonds. Risk of loss in case of untimely and/or incomplete submission of the said data is borne by the bondholder. In case of failure to submit (untimely submission of) the information to NDC, which information is necessary for the Issuer's performance of the obligations on the Bonds, such obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of NDC. Based on the List of Bondholders and/or Nominee Names submitted by the Depositary, the Paying Agent calculates the amounts of money payable to every person authorized to receive coupon yield amounts on the Bonds. Not later than on the 3rd (Third) business day before the date of coupon yield payment on the Bonds, the Issuer transfers the required money to the Paying Agent's account. On the date of coupon yield payment on the Bonds, the Paying Agent transfers the required money to accounts of the persons authorized to receive coupon yield amounts on the Bonds for the benefit of the bondholders. If one person is authorized to receive coupon yield amounts on the Bonds by several bondholders, then the total amount is transferred to such person without breakdown by amounts payable to each bondholder.

Coupon 2: Interest rate on the second coupon is equal to that of the first coupon.

Date of the second coupon period commencement is the 183rd day after the date of Bonds placement commencement.	Date of the second coupon period end is the date of the third coupon period commencement, which falls on the 366th day after the date of Bonds placement commencement.	Coupon yield on the second coupon is paid on the 366th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon

		on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	yield payment on the Bonds.
Procedure for coupon yield payment on the second coupon is similar to that for the first coupon.			

Coupon 3: Interest rate on the third coupon is equal to that of the first coupon.

Date of the third coupon period commencement is the 366th day after the date of Bonds placement commencement.	Date of the third coupon period end is the date of the fourth coupon period commencement, which falls on the 549th day after the date of Bonds placement commencement.	Coupon yield on the third coupon is paid on the 549th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the third coupon is similar to that for the first coupon.			

Coupon 4: Interest rate on the fourth coupon is equal to that of the first coupon.

Date of fourth coupon period commencement is the 549th day after the date of Bonds placement commencement.	Date of the fourth coupon period end is the date of the fifth coupon period commencement, which falls on the 732nd day after the date of Bonds placement commencement.	Coupon yield on the fourth coupon is paid on the 732nd day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the fourth coupon is similar to that for the first coupon.			

Coupon 5: Interest rate on the fifth coupon is equal to that of the first coupon.

Date of the fifth coupon period commencement is the 732nd day after the date of Bonds placement commencement.	Date of the fifth coupon period end is the date of the sixth coupon period commencement, which falls on the 915th day after the date of Bonds placement commencement.	Coupon yield on the fifth coupon is paid on the 915th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.

		day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	
Procedure for coupon yield payment on the fifth coupon is similar to that for the first coupon.			

Coupon 6: Interest rate on the sixth coupon is equal to that of the first coupon.

Date of the sixth coupon period commencement is the 915th day after the date of Bonds placement commencement.	Date of the sixth coupon period end is the date of the seventh coupon period commencement, which falls on the 1098th day after the date of Bonds placement commencement.	Coupon yield on the sixth coupon is paid on the 1098th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the sixth coupon is similar to that for the first coupon.			

Coupon 7: Interest rate on the seventh coupon is equal to that of the first coupon.

Date of the seventh coupon period commencement is the 1098th day after the date of Bonds placement commencement.	Date of the seventh coupon period end is the date of the eighth coupon period commencement, which falls on the 1281st day after the date of Bonds placement commencement.	Coupon yield on the seventh coupon is paid on the 1281st day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the seventh coupon is similar to that for the first coupon.			

Coupon 8: Interest rate on the eighth coupon is equal to that of the first coupon.

Date of the eighth coupon period commencement is the 1281st day after the date of Bonds placement commencement.	Date of the eighth coupon period end is the date of the ninth coupon period commencement, which falls on the 1464th day after the date of Bonds placement commencement.	Coupon yield on the eighth coupon is paid on the 1464th day after the date of Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.

		following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	
Procedure for coupon yield payment on the eighth coupon is similar to that for the first coupon.			

Coupon 9: Interest rate on the ninth coupon is equal to that of the first coupon.

Date of the ninth coupon period commencement is the 1464th day after the date of Bonds placement commencement.	Date of the ninth coupon period end is the date of the tenth coupon period commencement, which falls on the 1647th day after the date of Bonds placement commencement.	Coupon yield on the ninth coupon is paid on the 1647th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the ninth coupon is similar to that for the first coupon.			

Coupon 10: Interest rate on the tenth coupon is equal to that of the first coupon.

Date of the tenth coupon period commencement is the 1647th day after the date of Bonds placement commencement.	Date of the tenth coupon period end is the Bonds maturity date, which falls on the 1830th day after the date of Bonds placement commencement.	Coupon yield on the tenth coupon is paid on the 1830th day after the date of Bonds of the issue placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Coupon yield on the Bonds is paid for the benefit of the bondholders registered as such as of the end of the NDC's transaction day preceding the 7th (Seventh) business day prior to coupon yield payment on the Bonds.
Procedure for coupon yield payment on the tenth coupon is similar to that for the first coupon.			

Date of making the list of bondholders for the purpose of obligations performance thereon (payment of interest (coupon) yield, redemption): the Issuer performs obligations on the Bonds for the benefit of the bondholders registered as such as of the end of NDC's transaction day preceding the 7th (Seventh) business day before the date of coupon yield payment on the Bonds.

Performance of the obligations in relation to the Bondholder included in the List of Bondholders is deemed proper, among other cases, in case of the Bonds disposal after the Date of Making List of Bondholders.

In case of failure to submit (untimely submission of) the information to NDC, which information is necessary for the Issuer's performance of the obligations on the Bonds, such obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of NDC.

The Issuer pays coupon (interest) yield on the Bonds and redeems the Bonds through the Paying Agent.

Full trade name: ROSBANK Joint Stock Commercial Bank (Open Joint Stock Company)
Abbreviated name: AKB ROSBANK OJSC
Location and postal address: 11 Mashi Poryvayevoi str., Moscow, 107078

Type of security on the bonds of the issue: surety.

(15) Type, series (class), form and other identifiers of securities

Type of securities: ***bonds***
Series: ***05***
Type: ***interest-bearing***
Form: ***certificated bearer bonds***

State registration number of the securities issue: ***4-20-00194-A***
Date of state registration of the securities issue: ***15.06.2006***
Date of state registration of the securities issue report: ***17.10.2006***
Name of the registering authority that has carried out state registration of the securities issue and state registration of the securities issue report: ***Federal Service for Financial Markets of Russia***
Number of securities placed: ***3,000,000***
Nominal value of each security: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 3,000,000,000***

Rights attached to every security of the issue:

A bondholder is entitled to receipt of all parts of the Bond's nominal value in the procedure and time specified in clause 9 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.

A bondholder is entitled to receipt a percentage of the relevant part of the Bond's nominal value (coupon yield), procedure for determining amount of which is specified in sub-clause 9.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus, and the time of payment is specified in sub-clause 9.4 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.

A bondholder is entitled to receipt of unredeemed part of the nominal value in case of the Issuer's reorganization, liquidation or bankruptcy in the procedure provided for by the acting laws of the Russian Federation. Unredeemed part of the Bond's nominal value above and hereinafter is understood as the difference between the nominal value of the Bond of the issue and the part of the Bond's nominal value paid to the bondholders in accordance with the Resolution on securities issue and the Prospectus.

A bondholder is entitled to freely sell and otherwise dispose of the Bond. The bondholder who has bought the Bond under the initial placement is not entitled to trade on the Bond as from the moment of registration of the securities issue report in accordance with the acting laws of the Russian Federation.

All the Issuer's debts on the Bonds of this issue will be legally equal and equally binding on it in relation to all the bondholders.

In case of the Issuer's failure to perform obligations on payment of coupon yield and/or relevant part of the Bonds' nominal value (including default, technical default), bondholders and/or nominee names, provided the latter are duly authorized by the bondholders, are entitled to require the Issuer to pay coupon yield and/or relevant part of the Bonds' nominal value and interest in accordance with Article 811 of the Civil Code of the Russian Federation, as well as to go to the court (arbitration court). In case of the Issuer's failure to perform obligations on payment of coupon yield and/or relevant part of the Bonds' nominal value, the bondholders are also entitled to set a claim on payment of coupon yield and/or relevant part of the Bonds' nominal value against the person that provided security on the Bonds issue in the procedure provided for by clause 12 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus. The person that has provided security on this issue of the Bonds is CenterFinance Limited Liability Company:

Location: 22a Novotorzhskaya str., Tver, Russian Federation, 170100
Postal address: 22a Novotorzhskaya str., Tver, Russian Federation, 170100
Taxpayer identification code: 6950005689

Data about security of obligations on payment of coupon yield and/or relevant part of the Bonds' nominal value and procedure for action of bondholders and/or nominee names in case of the Issuer's refusal to perform its obligations on payment of coupon yield and/or relevant part of the Bonds' nominal value (including default, technical default) are described in sub-clause 9.7 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.

With the transfer of rights to the Bonds, the rights arising from the security provided are transferred to the new owner. Transfer of the rights arising from the security provided without transfer of rights to the Bond is invalid.

A bondholder is entitled to return of invested funds, if the Bond issue is held invalid.

A bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation.

Indication of mandatory centralized custody:

The Bonds are subject to mandatory centralized custody.

Information about the depositary to carry out centralized custody of the securities placed:

Full and abbreviated trade name: National Depositary Center Non-commercial Partnership, NDC

Location: bld. 4, 1/13 Sredniy Kislovsky per., Moscow

License for Depositary Activities Number: 177-03431-000100

Issued on: 4.12.2000

Validity term: unlimited term license

Authority that issued the license of the professional securities market participant for depositary activities: Federal Securities Commission of Russia

All the Bonds of the issue are certificated by one certificate subject to mandatory centralized custody in National Depositary Center Non-commercial Partnership (hereinafter the "Depositary", "NDC").

Issue of individual certificates on the Bonds to the bondholders is not envisaged. The bondholders are not entitled to require issue of the certificate.

Accounting and certification of rights to the Bonds, accounting and certification of the Bonds transfer, including cases of the Bonds encumbrance with obligations, is to be carried out by the Depositary and depositaries that are depositors in relation to the Depositary (hereinafter jointly referred to as the "Depositaries").

Titles to the Bonds are certificated by statements on securities accounts to be issued by the Depositary and Depositaries to the bondholders.

Title to the Bonds will be transferred to a new bondholder upon making an incoming entry on the Bonds purchaser's securities account with the Depositary and Depositaries.

The Bonds are written off from securities accounts upon their redemption after the Issuer has performed all the obligations to the bondholders on payment yields and nominal value of the Bonds.

Certificate of the Bonds is redeemed after write-off of all the Bonds from the securities accounts.

Procedure for accounting and transfer of rights to certificated issue securities with mandatory centralized custody is governed by the Federal Law dated April 22, 1996, No. 39-FZ "About Securities Market", as well as regulatory legal acts of the federal executive authority on securities market and Depositaries' internal documents.

According to the Law "About Securities Market":

In case of custody of certificates of bearer certificated securities and/or accounting of rights to such securities with depositary, the right to a certificated bearer security shall be transferred to the purchaser upon making an incoming entry on the purchaser's securities account. Rights attached to an issue security shall transfer to their purchaser upon transfer of rights to such security.

In case of custody of certificates of certificated issue securities with depositaries, rights attached to such securities shall be exercised based on the certificates presented by such depositaries upon instruction specified in depositary agreements of holders with attachment of list of such holders. In such a case, the issuer shall ensure exercise of rights on bearer securities of a person specified in such a list.

In case of failure to submit data about new holder of such security to the Depositary of the Bonds issue or nominee name of the Bonds by the moment of making the List of Bondholders and/or Nominee Names to perform the Issuer's obligations on the Bonds, performance of the obligations in relation to the holder included in the List of Bondholders and/or Nominee Names shall be deemed proper. Responsibility for timely notification rests with the Bonds purchaser.

In accordance with the Provisions on Depositary Activities in the Russian Federation approved by the Decree of the Federal Securities Commission of Russia dated October 16, 1997, No. 36 (hereinafter the "Provisions"):

The Depositary is obliged to ensure custody of securities and (or) accounting of rights to the securities of every customer (depositor) separately from securities of other customers (depositors) of the depositary, particularly, by opening an individual securities account for every customer (depositor).

Entries made by the Depositary as to rights to securities certify the rights to the securities, unless otherwise specified by the court.

The depositary is obliged to perform transactions with securities of customer (depositors) only upon instructions of such customers (depositors) or persons authorized by them, including account trustees, in time specified in the depositary agreement. The depositary is obliged to make entries on a customer's (depositor's) securities account only against documents that form the basis for such entries in accordance with the Provisions and other regulatory legal acts and depositary agreement.

The following forms the basis for making entries on a customer's (depositor's) securities account:

· order of the customer (depositor) or its authorized person, including account trustee, that meets the requirements provided for in the depositary agreement;

· in case of transfer of rights to securities other than as a result of civil transactions, documents that confirm transfer of the rights to the securities in accordance with the acting laws and other regulatory legal acts.

The depositary is obliged to register encumbrances of customers' (depositors') securities with pledge, as well as other third party rights in the procedure provided for by the depositary agreement.

Rights to securities that are held in custody and (or) rights to which are accounted with the depositary are deemed transferred as from the moment of making a relevant entry on the customer's (depositor's) securities account by the Depositary. However, failure to make an entry on the securities account does not result in the interested party's losing an opportunity to prove its rights to the security by referring to other evidences.

In case of changes in the acting laws and/or regulatory legal acts of the federal executive authority on securities market, the procedure for accounting and transfer of rights to the Bonds will take into account changed requirements of the laws and/or regulatory legal acts of the federal executive authority on securities market.

Procedure and terms for redemption of the securities of the issue:

The Bonds are to be redeemed in currency of the Russian Federation on a cashless basis.

Choice of Bonds redemption form by bondholders is not envisaged.

Maturity dates of the Bonds of the issue:

The Bonds are redeemed consecutively in parts at the following maturity dates:

on the 1274th day after the placement commencement date, every Bond is redeemed in part in the amount of 10% of the nominal value;

on the 1456th day after the placement commencement date, every Bond is redeemed in part in the amount of 20% of the nominal value;

on the 1638th day after the placement commencement date, every Bond is redeemed in part in the amount of 30% of the nominal value;

on the 1820th day after the placement commencement date, every Bond is redeemed in part in the amount of 40% of the nominal value.

If the date of redemption of the Bonds nominal value part falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The Bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.

Dates of redemption commencement and end for each part of the Bonds nominal value are the same.

Relevant amounts in redemption of every part of the Bonds nominal value are paid by the Paying Agent upon instructions and at the expense of the Issuer (hereinafter the "Paying Agent").

It is assumed, that nominee names – depositors of the Depositary are authorized to receive redemption amounts of the relevant part of the Bonds nominal value.

Bondholders, their authorized persons, including depositors of NDC, ensure that the data provided are complete and up-to-date, as well as bear all the related risks.

The Issuer performs obligations on redemption of every part of the Bonds nominal value based on the list of bondholders and/or nominee names provided by NDC (hereinafter the "List of Bondholders and/or Nominee Names").

A NDC's depositor who is not authorized by its customers to receive redemption amounts on every part of the Bonds nominal value, submits the list of bondholders to NDC not later than on the 5th (Fifth) business day before the maturity date on every part of the Bonds nominal value, which list must include all the details specified below for the List of Bondholders and/or Nominee Names.

If there are non-residents and/or individuals among the holders who have authorized the nominee name to receive redemption amounts on the Bonds, then the nominee name must specify the following information in the list of bondholders in relation to such persons:

- full name/last name, patronymic and first name of the bondholder;
- number of the Bonds owned;
- full name of the person authorized to receive redemption amounts on the Bonds;
- bondholder's location (or registration for individuals) and postal address, including postcode;
- bank details for account of the person authorized to receive redemption amounts on the Bonds;
- bondholder's tax identification code (TIC);
- bondholder's tax status;

If the bondholder is a non-resident legal entity:

- individual identification number (IIN) - if any;

If the bondholder is an individual:

- type, number, date and place of issue of the identity document of the bondholder, and name of the issuing authority;
- number of the state pension security certificate of the bondholder (if any);
- TIC of the bondholder (if any);
- date, month and year of birth of the Bondholder.

Relevant part of the Bonds nominal value is redeemed for the benefit of the bondholders who are the same as of the end of the NDC's transaction day preceding the 6th (Sixth) business day before the maturity date of the relevant part of the Bonds nominal value (hereinafter the "Date of Making List of Bondholders and/or Nominee Names").

Redemption of the relevant part of the Bonds nominal value in relation to the bondholder included in the List of Bondholders and/or Nominee Names is deemed proper, among other cases, in case of the Bonds disposal after the Date of Making List of Bondholders and/or Nominee Names.

If the bondholder's rights to the Bonds are accounted by a nominee name, and the nominee name is authorized to receive redemption amounts on the Bonds, then the person authorized to receive redemption amounts on the Bonds is understood as the nominee name.

If the bondholders' rights to the Bonds are not accounted by a nominee name, or the nominee name is not authorized by the holder to receive redemption amounts on the Bonds, then the person authorized to receive redemption amounts on the Bonds is understood as the bondholder.

Not later than on the 3rd (Third) business day before the date of the relevant part of the Bonds nominal value redemption, NDC furnishes the Issuer and/or the Paying Agent with the List of Bondholders and/or Nominee Names, including the following data:

a) full name of the person authorized to receive redemption amounts on the Bonds.

b) number of the Bonds accounted on the securities accounts of the holder or interdepositary account of the Bonds nominee name authorized to receive redemption amounts on the Bonds;

c) location and postal address of the person authorized to receive redemption amounts on the Bonds;

d) bank details for account of the person authorized to receive redemption amounts on the Bonds, namely:

- account number;

- name of the bank where the account is opened;
- correspondent account of the bank where the account is opened;
- bank identification code of the bank where the account is opened.

e) taxpayer identification code (TIC) of the person authorized to receive redemption amounts on the Bonds;

f) indication of tax status of the bondholder and the person authorized to receive redemption amounts on the Bonds.

Bondholders, their authorized persons, including depositors of NDC, are obliged to submit necessary data to NDC in a timely manner, and ensure that the data provided to NDC are complete and up-to-date, as well as bear all the risks of failure to submit / untimely submission of such data.

In case of failure to submit (untimely submission of) the information to NDC, which information is necessary for the Issuer's performance of the obligations on the Bonds, such obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of NDC, and the Issuer's obligations are deemed performed completely and properly. If the bank details and other information necessary for the Issuer's performance of the obligations on the Bonds submitted by the holder or nominee name or available with the Depositary does not allow the Paying Agent to transfer money in a timely manner, such a delay may not be deemed as late performance on the Bonds, and the bondholder is not entitled to require accrual of interest or any other compensation for such delay in payment. In cases provided for by the agreement with NDC, the Issuer is entitled to require confirmation of such data with the data on accounting of rights to the Bonds.

Not later than at 11 (Eleven) am on the business day preceding the maturity date for the relevant part of the Bonds nominal value, the Issuer transfers the required money to the Paying Agent's account.

Based on the List of Bondholders and/or Nominee Names submitted by NDC, the Paying Agent calculates the amounts of money payable to every bondholder authorized to receive redemption amounts on every part of the Bonds nominal value.

On the maturity date for the relevant part of the Bonds nominal value, the Paying Agent transfers the required money to accounts of the persons authorized to receive redemption amounts on the relevant part of the Bonds nominal value specified in the List of Bondholders and/or Nominee Names.

If one person is authorized to receive redemption amounts on the relevant part of the Bonds nominal value by several bondholders, then the total amount is transferred to such person without breakdown by amounts payable to each bondholder.

Procedure for determining yield payable on each bond:

Coupon yield is accrued on unredeemed part of the nominal value:

– for the first to seventh coupon periods – unredeemed part of the nominal value makes 100 % of the nominal value;

– for the eighth coupon period – unredeemed part of the nominal value makes 90 % of the nominal value;

– for the ninth coupon period – unredeemed part of the nominal value makes 70 % of the nominal value;

– for the tenth coupon period – unredeemed part of the nominal value makes 40 % of the nominal value.

Coupon (interest) period		Amount of coupon (interest) yield
Commencement date	End date	
1. First coupon		
Date of the Bonds placement commencement	The 182nd (One hundred eighty second) day after the Bonds placement commencement.	Amount of coupon yield for every coupon is calculated by the following formula: Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%), where, j – coupon period sequence number, j=1, 2, ...9, 10; Kj - the amount of coupon yield on each Bond (RUR);

		Nom –unredeemed part of a Bond nominal value as of the date of the j-th coupon period commencement (RUR); Cj – rate of interest on the j-th coupon, percent per annum; T(j -1) - date of the j-th coupon period commencement; T(j) - date of the j-th coupon period end. The amount of coupon yield on every coupon is calculated to one kopek (the second decimal place is rounded according to mathematical rounding rules, namely: if the third decimal place is equal to or more than 5, the second decimal place is increased by one; if the third decimal place is below 5, the second decimal place is left unchanged). Rate of interest on the first coupon is determined through an Auction to be held on the date of the Bonds placement commencement in accordance with the procedure provided for by sub-clause 8.3 of the Resolution on issue and sub-clause 2.7. of the Prospectus.
2. Second coupon		
The 182nd (One hundred eighty second) day after the Bonds placement commencement.	The 364th (Three hundred sixty fourth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the second coupon is similar to that for the first coupon. Rate of interest on the second coupon is determined in accordance with the procedure set forth in sub-clause 9.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
3. Third coupon		
The 364th (Three hundred sixty fourth) day after the Bonds placement commencement.	The 546th (Five hundred forty sixth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the third coupon is similar to that for the first coupon. Rate of interest on the third coupon is determined in accordance with the procedure set forth in sub-clause 9.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
4. Fourth coupon		
The 546th (Five hundred forty sixth) day after the Bonds placement commencement.	The 728th (Seven hundred twenty eighth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the fourth coupon is similar to that for the first coupon. Rate of interest on the fourth coupon is determined in accordance with the procedure set forth in sub-clause 9.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
5. Fifth coupon		
The 728th (Seven hundred twenty eighth) day after the Bonds placement commencement.	The 910th (Nine hundred tenth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the fifth coupon is similar to that for the first coupon. Rate of interest on the fifth coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus..
6. Sixth coupon		
The 910th (Nine hundred tenth) day after the Bonds placement commencement.	The 1092nd (One thousand ninety second) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the sixth coupon is similar to that for the first coupon. Rate of interest on the sixth coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.
7. Seventh coupon		
The 1092nd (One thousand ninety second) day after the Bonds placement commencement.	The 1274th (One thousand two hundred seventy fourth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the seventh coupon is similar to that for the first coupon. Rate of interest on the seventh coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the

		Prospectus.

8. Eighth coupon

The 1274th (One thousand two hundred seventy fourth) day after the Bonds placement commencement.	The 1456th (One thousand four hundred fifty sixth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the eighth coupon is similar to that for the first coupon. Rate of interest on the eighth coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.

9. Ninth coupon

The 1456th (One thousand four hundred fifty sixth) day after the Bonds placement commencement.	The 1638th (One thousand six hundred thirty eighth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the ninth coupon is similar to that for the first coupon. Rate of interest on the ninth coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.

10. Tenth coupon

The 1638th (One thousand six hundred thirty eighth) day after the Bonds placement commencement.	The 1820th (One thousand eight hundred twentieth) day after the Bonds placement commencement.	Procedure for determining the amount of coupon yield on the tenth coupon is similar to that for the first coupon. Rate of interest on the tenth coupon is determined in accordance with the procedure set forth in sub-clause 8.3 of the Resolution on securities issue and sub-clause 9.1.2. of the Prospectus.

If the date of coupon yield payment on any of the ten Bond coupons falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.

On any day between the date of placement commencement and Bonds maturity date (date of the last part of the Bonds nominal value redemption) for this issue, the amount of accrued coupon yield (ACY) is calculated by the following formula:

ACY = Nom * Cj * (T - T(j-1))/(365*100%), where:

j – coupon period sequence number, j=1,2,...9, 10 ;

Nom – unredeemed part of one Bond nominal value as of the date of ACY calculation (RUR);

Cj – interest rate for the j-th coupon, percent per annum;

T – current date;

T(j-1) – the j-th coupon period commencement date.

ACY is calculated to one kopek (with rounding of the second decimal place according to mathematical rounding rules, namely: if the third decimal place equals to or exceeds 5, the second decimal place is increase by one: if the third decimal place is below 5, the second decimal place is left unchanged).

Procedure for determining interest rates on Bond coupons:

1) Interest rate on the first coupon is determined through an Auction at the Exchange among potential buyers of the Bonds on the date of the Bonds placement commencement in accordance with the procedure provided for by sub-clause 8.3 of the Resolution on issue and sub-clause 2.7. of the Prospectus.

2) If the Issuer's Board of Directors fails to make a decision on purchase of the Bonds from their holders along with approval of the Bonds placement commencement date, interest rates on the second and all subsequent coupons of the Bonds are fixed equal to the interest rate on the first coupon for the whole term of the Bonds circulation.

3) Along with approval of the Bonds placement commencement date, the Issuer's Board of Directors may make a decision on purchase of the Bonds upon demand of their holders, applications for purchase of which Bonds have been received from the bondholders in the procedure specified in clause 10 of the Resolution on issue, within at least 5 (Five) last days of the j-th coupon period (j=1, 2,...9). If the Issuer's Board of Directors has made such a decision, interest rates on all the coupons of the Bonds, ordinal number of which is below or equal to j, is fixed equal to the interest rate on the first coupon. The said information, including ordinal numbers of the coupons, interest rate on which is fixed equal to the interest rate on the first coupon, period of Bonds purchase, as well as ordinal

number of the coupon period (j), in which the bondholders may require the Issuer to purchase the Bonds, is communicated to potential purchasers of the Bonds by publishing a notice in the following procedure and time as from the Issuer's drafting the minutes of meeting of the Issuer's Board of Directors, at which it has been decided to purchase the Bonds on demand of their holders:

- on the newswire – not later than 1 (One) day;
- on the web-site at http://www.centertelecom.ru - not later than 3 (Three) days.

The notice is to include the following information:

- price, at which the Issuer is obliged to purchase the Bonds on demand of the bondholders;
- procedure for the Bonds purchase;
- number of the Bonds to be purchased (equal to 100% of the Bonds placed);
- form and time of payment for the Bonds to be purchased;
- time of the Bonds purchase;
- other terms of the Bonds purchase by the Issuer, information of which must be disclosed in accordance with the legal acts that govern the procedure for disclosure by issuers of issue securities.

4) Interest rate on the coupons, amount (procedure for determination) of which has not been specified by the Issuer (i=(j+1),..,10), is determined by the Issuer as a quantification as of the date of the j-th coupon determination, which should fall not later than 10 (Ten) calendar days prior to the j-th coupon period end. On the date of the j-th coupon determination, the Issuer is entitled to determine rates of any number of undetermined coupons following the i-th (where k is the number of the last of the coupons to be determined). Information about the amount of the interest rate on the i-th coupon is disclosed by the Issuer in the form of notice of essential facts "Information about accrued and (or) paid yields on the issuer's securities" and "Information about time of performance of the issuer's obligations to the securities holders" in the following procedure and time as from the date of drafting the minutes of meeting of the Issuer's authorized body, at which is has been decided to determine the amount of the relevant coupon of the Bonds;

- on the newswire – not later than 1 (One) day;
- on the web-site at http://www.centertelecom.ru - not later than 3 (Three) days;
- in "Rossiyskaya Gazeta" newspaper - not later than 5 (Five) days.

The notice must be published not later than 5 (Five) business days prior to the end of the coupon period preceding the first of the coupon periods, on which the Issuer determines the interest (coupon) amount according to the above said minutes of meeting.

The notice is also published in "Annexes to the Bulletin of the Federal Service for Financial Markets of Russia».

The Issuer informs the Exchange of the decisions made, including interest rates determined, not later than 10 (Ten) days prior to the date of the (j-1)-th coupon period end (period, in which interest rate for the j-th and subsequent coupons is determined).

5) If interest rates on at least one of the subsequent coupons of the Bonds remain undetermined after disclosure of interest rates on the coupons (in accordance with the previous paragraphs), then along with the notice of the amount of the interest rate on the i-th coupon, the Issuer is obliged to make a decision on purchase of the Bonds on demand of the bondholders, applications for purchase of which have been received from the bondholders in the procedure specified in the Resolution on securities issue and the Prospectus, within at least 5 (Five) last days of the k-th coupon period (if the Issuer determines interest rate only for one i-th coupon, i=k).

The said information, including ordinal numbers of the coupons, interest rate on which is determined on the date of the i-th coupon determination, as well as ordinal number of the coupon period (k), in which the Bonds are to be purchased, is communicated to potential purchasers of the Bonds through publishing a notice in the following procedure and time as from the Issuer's drafting the minutes of meeting of the Issuer's Board of Directors, at which it has been decided to purchase the Bonds on demand of their holders:

- on the newswire – not later than 1 (One) day;
- on the web-site at http://www.centertelecom.ru - not later than 3 (Three) days.

The Issuer informs the Exchange of the decisions made, including interest rates determined, not later than 10 (Ten) days prior to the date of the (j-1)-th coupon period end (period, in which interest rate for the j-th and subsequent coupons is determined).

The notice is to include the following information:

- amount of coupon of the Bonds for the relevant coupon period;
- price, at which the Issuer is obliged to purchase the Bonds on demand of the bondholders;

- procedure for the Bonds purchase;
- number of the Bonds to be purchased (equal to 100% of the Bonds placed);
- form and time of payment for the Bonds to be purchased;
- time of the Bonds purchase;
- other terms of the Bonds purchase by the Issuer, information of which must be disclosed in accordance with the legal acts that govern the procedure for disclosure by issuers of issue securities.

Procedure for disclosure of coupon rate determination after approval of the Prospectus:

Notice of decision made by the Issuer's authorized body about determination of rate on the first coupon of the Bonds is published by the Issuer in the form of notice of essential facts "Information about accrued and/or paid yields on the issuer's securities" and "Information about time of performance of the obligations to the Issuer's securities' holders" in the following procedure and time as from the date of the relevant rate determination:

- on the newswire – not later than 1 (One) day;
- on the web-site at http://www.centertelecom.ru - not later than 3 (Three) days;
- in "Rossiyskaya Gazeta" newspaper - not later than 5 (Five) days.

The notice is also published in "Annexes to the Bulletin of the Federal Service for Financial Markets of Russia».

Based on the total amount of applications submitted and interest rates on the first coupon specified therein, the Issuer makes a decision on the amount of interest rate on the first coupon. The Issuer informs the Exchange of the decision made in writing not later than 30 minutes prior to sending the information for publishing on the newswire. Upon publication of the notice of the amount of interest rate on the first coupon on the newswire, the Issuer informs the Underwriter of the amount of interest rate on the first coupon. The Underwriter informs the Bidders at the Exchange of the amount of interest rate on the first coupon determined by the Issuer through the Exchange's trading system by sending electronic messages to all the Bidders.

Information about the amount of interest rate on the 2nd, 3rd, 4th, 5th, 6th, 7th, 8th, 9th, and 10th coupons is disclosed by the Issuer in the form of a notice of essential facts "Information about accrued and (or) paid yields on the issuer's securities" and "Information about time of performance of the Issuer's obligations to the securities' holders" in the following procedure and time as from the date of drafting the minutes of meeting of the Issuer's authorized body, at which it has been decided to determine the amount of the relevant coupon (amounts of the relevant coupons) of the Bonds:

- on the newswire – not later than 1 (One) day;
- on the web-site at http://www.centertelecom.ru - not later than 3 (Three) days;
- in "Rossiyskaya Gazeta" newspaper - not later than 5 (Five) days.

This notice is also published in "Annexes to the Bulletin of the Federal Service for Financial Markets of Russia».

This notice must be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods, on which the Issuer determines the interest (coupon) amount according to the above said minutes of meeting.

The Issuer informs the Exchange of the decisions made, including interest rates determined, not later than 10 (Ten) days prior to the date of the (j-1)-th coupon period end (period, in which interest rate for the j-th and subsequent coupons is determined).

Amount of interest (coupon) yield payable on each bond:

The order of General Director of "CenterTelecom" OJSC No. 443 dated September 05, 2006, approved ***the amount of yield on the first coupon payable per Bond, which makes 8.09% per annum or 40 Rubles 34 kopeks.***

On August 25, 2006, the Board of Directors of "CenterTelecom" OJSC (Minutes of Meeting No. 4, dated August 28, 2006) made a decision to purchase interest-bearing certificated non-convertible bearer bonds of "CenterTelecom" OJSC, series 05, with mandatory centralized custody, from their holders on the terms and conditions specified in the Offer on purchase of the Bonds of "CenterTelecom" OJSC, series 05, by "Central Telecommunication Company" Open Joint Stock Company that was published on the newswire of Interfax information agency on August 28, 2006, as well as on the Company's web-site (www.centertelecom.ru).

In accordance with the Resolution on securities issue and the Prospectus, ***interest rates on the second, third and fourth coupons are fixed equal to that on the first coupon*** to be determined on the date of the Bonds placement commencement – on September 05, 2006.

Procedure and time for interest (coupon) yield payment on bonds, including time of payment on every coupon:

Coupon (interest) period		Time (date) of coupon (interest) yield payment	Date of making the list of bondholders and/or nominee names for the purpose of coupon (interest) yield payment
Commencement date	End date		
1. First coupon			
Date of the Bonds placement commencement	The 182nd (One hundred eighty second) day after the Bonds placement commencement.	The 182nd (One hundred eighty second) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.

Procedure for coupon (interest) yield payment:
Coupon yield on the Bonds is paid in the currency of the Russian Federation on a cashless basis to the persons specified in the List of bondholders and/or nominee names for the benefit of the bondholders. A bondholder who is not a depositor of the Depositary may authorize a nominee name of the Bonds (hereinafter the Bondholder) to receive the amount of coupon yield paid on the Bonds.
It is presumed that Bondholders are authorized to receive coupon yield on the Bonds. Bondholders and /or other persons not authorized by their customers to receive coupon yield on the Bonds not later than on the 5h (fifth) business day prior to the date of coupon yield on the Bonds payment transfer the list of bondholders to the Depositary, which must contain all the details included in the List of Bondholders and/or Nominee Names, as specified below.
Coupon yield on the Bonds is paid for the benefit of Bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of coupon yield payment on the Bonds (hereinafter the "Date of Making List of Bondholders and/or Nominee Names for the purpose of coupon yield payment").
Performance of the obligations to the bondholder who is the same as of the Date of Making List of Bondholders and/or Nominee Names for the purpose of coupon yield payment is deemed proper, among other cases, in case of the Bonds disposal after the Date of Making List of Bondholders and/or Nominee Names for the purpose of coupon yield payment. If the bondholder's rights to the Bonds are accounted by a nominee name, and the nominee name is authorized to receive yield amounts on the Bonds, then the person authorized to receive yield on the Bonds is understood as the nominee name. If the bondholder's rights to the Bonds are not accounted by the nominee name or the nominee name is not authorized by the holder to receive amounts of coupon yield on the Bonds, the person authorized to receive amounts of coupon yield on the Bonds is understood as the bondholder.
If there are non-residents and/or individuals among the holders who have authorized the nominee name to receive coupon yield amounts on the Bonds, then the nominee name must specify the following information in the list of bondholders in relation to such persons:
- full name/last name, patronymic and first name of the Bondholder;
- number of the Bonds owned;
- full name of the person authorized to receive redemption amounts on the Bonds;
- Bondholder's location (or registration for individuals) and postal address, including postcode;
- bank details for account of the person authorized to receive redemption amounts on the Bonds;
- Bondholder's tax identification code (TIC);
- Bondholder's tax status;

if the Bondholder is non-resident legal entity:
- individual identification number (IIN) - if any;

if the Bondholder is an individual:
- type, number, date and place of issue of the identity document of the Bondholder, and name of the issuing authority;
- number of the state pension security certificate of the Bondholder (if any);
- TIC of the Bondholder (if any);
- date, month and year of birth of the Bondholder.

Not later than on the 3rd (third) business day prior to the date of coupon yield payment on the Bonds, the Depositary furnishes the Issuer and/or the Paying Agent with the List of Bondholders and/or Nominee Names made as of the Date of Making List of Bondholders and/or Nominee Names, which List includes the following data:

a) full name of the person authorized to receive coupon yield amounts on the Bonds; b) number of Bonds accounted on the securities account of the person authorized to receive coupon yield amounts on the Bonds; c) location and postal address of the person authorized to receive coupon yield amounts on the Bonds; d) bank details for the account of the person authorized to receive coupon yield amounts on the Bonds, namely: - account number; - name of the bank where the account is opened; - correspondent account of the bank where the account is opened; - bank identification code of the bank where the account is opened; e) taxpayer identification code (TIC) of the person authorized to receive coupon yield amounts on the Bonds; f) tax status of the person authorized to receive coupon yield amounts on the Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.). The bondholder or the nominee name ensures that the bank details provided by them to the Depositary are complete and up-to-date. In case of failure to submit or untimely submission of the said details to the Depositary, obligations are performed to the person who set the claim on their performance and who is the bondholder as of the date of such claim. In such a case, the Issuer performs obligations on the Bonds based on the data of the Depositary, and the Issuer's obligations are deemed performed in full and properly. If the bank details furnished by the bondholder or nominee name or available with the Depositary do not allow the Paying Agent of the Issuer to transfer money according to them in a timely manner, such a delay in the Issuer's performance may not be deemed as deficit, and the bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment. Not later than at 11 (Eleven) am of the business day preceding the day of coupon yield payment on the Bonds, the Issuer transfers necessary money to the Paying Agent's account. Based on the List of Bondholders and/or Nominee Names submitted by the Depositary, the Paying Agent calculates the amounts of money payable to every bondholder and/or nominee names authorized to receive coupon yield amounts on the Bonds. On the date of coupon yield payment on the Bonds, the Paying Agent transfers money to pay coupon yield to bank accounts of the bondholders and/or nominee names specified in the List of Bondholders and/or Nominee Names. If one person is authorized to receive coupon yield amounts on the Bonds by several bondholders, then the total amount is transferred to such person without breakdown by amounts payable to each bondholder. Bondholders who are not owners of the Bonds transfer money to pay coupon yield to the bonds owners in the procedure specified by the bondholder and the bonds owner. The Issuer's obligations on payment of the relevant coupon yield on the Bonds are deemed performed after debiting the Issuer's account and/or correspondent account of the Paying Agent for the amount of coupon yield payment for the benefit of the Bondholders.

2. Second coupon

The 182nd (One hundred eighty second) day after the Bonds placement commencement.	The 364th (Three hundred sixty fourth) day after the Bonds placement commencement.	The 364th (Three hundred sixty fourth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.
Procedure for coupon (interest) yield payment: Procedure for yield payment on the second coupon is similar to that for the first coupon.			

3. Third coupon

The 364th (Three hundred sixty fourth) day after the Bonds placement commencement.	The 546th (Five hundred forty sixth) day after the Bonds placement commencement.	The 546th (Five hundred forty sixth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.

		following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	

Procedure for coupon (interest) yield payment:
Procedure for yield payment on the third coupon is similar to that for the first coupon.

4. Fourth coupon

The 546th (Five hundred forty sixth) day after the Bonds placement commencement.	The 728th (Seven hundred twenty eighth) day after the Bonds placement commencement.	The 728th (Seven hundred twenty eighth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.

Procedure for coupon (interest) yield payment:
Procedure for yield payment on the fourth coupon is similar to that for the first coupon.

5. Fifth coupon

The 728th (Seven hundred twenty eighth) day after the Bonds placement commencement.	The 910th (Nine hundred tenth) day after the Bonds placement commencement.	The 910th (Nine hundred tenth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.

Procedure for coupon (interest) yield payment:
Procedure for yield payment on the fifth coupon is similar to that for the first coupon.

6. Sixth coupon

The 910th (Nine hundred tenth) day after the Bonds placement commencement.	The 1092nd (One thousand ninety second) day after the Bonds placement commencement.	The 1092nd (One thousand ninety second) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.

Procedure for coupon (interest) yield payment:
Procedure for yield payment on the sixth coupon is similar to that for the first coupon.

7. Seventh coupon

The 1092nd (One thousand ninety second) day after the Bonds placement commencement.	The 1274th (One thousand two hundred seventy fourth) day after the Bonds placement commencement.	The 1274th (One thousand two hundred seventy fourth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.
Procedure for coupon (interest) yield payment: Procedure for yield payment on the seventh coupon is similar to that for the first coupon. Yield on the seventh coupon is paid along with redemption of 10 (Ten) percent of the nominal value of the Bonds of the issue.			

8. Eighth coupon

The 1274th (One thousand two hundred seventy fourth) day after the Bonds placement commencement.	The 1456th (One thousand four hundred fifty sixth) day after the Bonds placement commencement.	The 1456th (One thousand four hundred fifty sixth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.
Procedure for coupon (interest) yield payment: Procedure for yield payment on the eighth coupon is similar to that for the first coupon. Yield on the eighth coupon is paid along with redemption of 20 (Twenty) percent of the nominal value of the Bonds of the issue.			

9. Ninth coupon

The 1456th (One thousand four hundred fifty sixth) day after the Bonds placement commencement.	The 1638th (One thousand six hundred thirty eighth) day after the Bonds placement commencement.	The 1638th (One thousand six hundred thirty eighth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.
Procedure for coupon (interest) yield payment: Procedure for yield payment on the ninth coupon is similar to that for the first coupon. Yield on the ninth coupon is paid along with redemption of 30 (Thirty) percent of the nominal value of the Bonds of the issue.			

10. Tenth coupon

The 1638th (One thousand six hundred thirty eighth) day after the Bonds placement commencement.	The 1820th (One thousand eight hundred twentieth) day after the Bonds placement commencement.	The 1820th (One thousand eight hundred twentieth) day after the Bonds placement commencement. If the date of coupon yield payment on the Bonds falls on a day-off, whether an official public day-off or a day-off for settlement transactions, then the due amount is paid on the business day immediately following such day-off. The bondholder is not entitled to require accrual of interest or any other compensation for such a delay in payment.	Yield on the Bonds is paid for the benefit of the bondholders who are the same as of the end of the Depositary's transaction day preceding the 6th (Sixth) business day prior to the date of payment of yield on the Bonds.
Procedure for coupon (interest) yield payment: Procedure for yield payment on the tenth coupon is similar to that for the first coupon. Yield on the tenth coupon is paid along with redemption of 40 (Forty) percent of the nominal value of the Bonds of the issue.			

Type of security provided on the bonds of the issue: surety.

8.3.3. Information about issues, Issuer's obligations on securities of which are not performed (default)

There are no issues, Issuer's obligations on securities of which are not performed (default).

8.4. Information about person(s) who provided security on the bonds of the issue

(1) On interest-bearing certificated non-convertible bearer bonds, series 04, with mandatory centralized custody:
Full trade name: ***Telecom-Terminal Limited Liability Company***
Abbreviated trade name: ***Telecom-Terminal LLC***
Location of the person who provided security on the bonds of the issue:
13 Lenina str., Ivanovo, Russian Federation, 153000

(2) On interest-bearing certificated non-convertible bearer bonds, series 05, with mandatory centralized custody:
Full trade name: ***CenterFinance Limited Liability Company***
Abbreviated trade name: ***CenterFinance LLC***
Location of the person who provided security on the bonds of the issue:
22a Novotorzhskaya str., Tver, Russian Federation, 170100

8.5. Conditions for security of performance on the bonds of the issue

(1) On interest-bearing certificated non-convertible bearer bonds, series 04, with mandatory centralized custody:

Type of security (method of security provided): ***surety***
Amount, in which the surety is responsible to holders of the surety-backed bonds in case of default or improper performance of the Issuer's obligations on the bonds of the issue: ***RUR 7,000,000,000 and interest yield amount***

Procedure for bondholders' setting claims to the surety:

The person who has provide security on the bonds – Telecom-Terminal Limited Liability Company – is obliged to secure performance of the Issuer's obligations to the bondholders in case of

the Issuer's refusal to perform the obligations or delay in performance on the Bonds in accordance with the terms of the security provided.

The Surety is responsible for performance of the Issuer's obligations, provided all the following conditions are met:

- the bondholder or a person duly authorized by the bondholder have set the claim to the Surety to perform the relevant Obligation (hereinafter the "Claim");
- the Claim describes:
  (a) nature of unperformed Issuer's obligations to the bondholder;
  (b) amount of unperformed Issuer's obligations to the bondholder;
  (c) full trade name (first name, patronymic, and last name – for an individual) of the bondholder or the person authorized to receive performance on the Obligations (if any);
  (d) location (residence) of the bondholder and the person authorized to receive performance on the Obligations (if any);
  (e) for an individual – passport series and number, issuing authority and date of issue;
  (f) indication of the country, in which the bondholder is resident for taxation purposes;
  (g) number of the Bonds owned, on which payments should be made;
  (h) bank details for the account of the bondholder or the person authorized to receive performance on the Obligations;
- The following documents are attached to the Claim:
  (a) a copy of statement on the bondholder's securities account certified by the depositary that accounts and certifies rights on the Bonds specifying number of the Bonds owned by the bondholder;
  (b) in case the Claim is set by the bondholder's representative, documents to confirm powers of the person that has set the Claim, which documents are executed in accordance with the acting legal regulatory acts of the Russian Federation;
- the Claim is signed by the bondholder or the person authorized to set the Claim. If the Claim is set by a legal entity, it must be sealed with a seal of such legal entity.

Claims may be set to the Surety in time not to exceed two years as from the date of the Bonds redemption as specified in the Prospectus.

The Surety makes relevant payments not later than within 30 (Thirty) days as from the date of the Claim receipt to the account specified in the Claim.

Issuer's net assets value as of the last reporting date prior to the surety provision: – ***RUR 15,530,531 thos.***

Net assets value of the legal entity that has provided the surety as of the last reporting date prior to the surety provision: ***RUR 819 thos.***

Net assets value of the legal entity that has provided the surety as of the date of the reporting quarter end: *to be specified after preparation of the Company's annual financial statements.*

(2) On interest-bearing certificated non-convertible bearer bonds, series 05, with mandatory centralized custody:

Type of security (method of security provided): ***surety***

Amount, in which the surety is responsible to holders of the surety-backed bonds in case of default or improper performance of the Issuer's obligations on the bonds of the issue: ***RUR 3,000,000,000 and aggregate yield on 3,000,000 Bonds.***

Procedure for bondholders' setting claims to the surety:

OFFER

to provide security in the form of surety for the purpose of Bonds issue

Tver April 19, 2006

1. Terms and definitions.

1.1. "Offer" shall mean this OFFER.

1.2. "Company" shall mean CenterFinance Limited Liability Company

1.3. "Bonds" shall mean interest-bearing certificated non-convertible bearer bonds, series 05, with mandatory centralized custody, quantity: 3,000,000 (Three million) bonds with the nominal value of RUR 1,000 (One thousand) each, to be issued by the Issuer in accordance with the Issue Documents.

1.4. "Issue Documents" shall mean the Resolution on securities issue, the Prospectus, and the Bond Certificate.

1.5. "Issuer" shall mean "Central Telecommunication Company" Open Joint Stock Company.

1.6. "Federal Service" shall mean the Federal Service for Financial Markets of Russia.

1.7. "Event of Default" shall mean event described in clause 3.1. of the Offer.

1.8. "Issuer's obligations" shall mean the Issuer's obligations to the bondholders as defined by clause 3.1 of the Offer.

1.9. "Marginal Amount" shall mean RUR 3,000,000,000 (Three billion), as well as amount making the aggregate coupon yield on 3,000,000 (Three million) Bonds.

1.10. "Time for the Issuer's Obligations Performance" shall mean any of the times specified in clause 3.1 of the Offer.

1.11. "Amount of Unperformed Obligations" shall mean the amount, in which the Issuer has failed to perform the Issuer's Obligations.

1.12. "Claim for Performance" shall mean the claims of a bondholder to the Company in accordance with provisions of clause 3.3 of the Offer.

1.13. "NDC" shall mean "National Depositary Center" Non-profit Partnership that acts as the depositary on the Bonds.

2. Scope and nature of the Offer. Conditions of acceptance thereof.

2.1. The Company shall hereby offer to any person intending to purchase the Bonds to enter into agreement with the Company on the Company's providing security in the form of surety for the purpose of the Bonds issue in accordance with the laws, the Company's Articles of Association, and terms and conditions of the Offer.

2.2. The Offer shall be public and express the Company's will to enter into the surety agreement on the terms and conditions specified in the Offer with any Bonds purchaser.

2.3. The Offer shall be irrevocable, which means it may not be revoked within the term specified for the Offer acceptance.

2.4. All the terms and conditions of the Offer are to be completely incorporated in the Issue Documents. The Offer shall be deemed received by the addressee upon the Issuer's providing all the potential Bonds purchasers with an opportunity to access the information about the Bonds issue that is included in the Issue Documents and subject to disclosure in accordance with the Federal Law "About Securities Market", as well as legal acts of the Federal Service.

2.5. The Offer may be only accepted by purchase of one or more Bonds in the procedure, on conditions and time specified in the Issue Documents. Purchase of the Bonds shall mean the Bonds purchaser's entering into the surety agreement with the Company, under which the Company shall be obliged to the Bonds purchaser to be responsible for the Issuer's performance of its obligations to the Bonds purchaser on the terms and conditions set forth in the Offer. In case of transfer of right to the Bonds to its purchaser (new holder), the rights under the said surety agreement shall transfer to the Bond purchaser (new holder) in full amount and on the same conditions that exist as of the transfer of the rights to the Bond.

3. Obligations of the Company. Procedure and conditions of performance.

3.1. The Company shall be liable for the Issuer's performance of its obligations on payment of all the parts of the Bonds nominal value, coupon yield on the Bonds to the bondholders on the following conditions:
Marginal amount of the Company's liability on the Issuer's Obligations shall be limited by the Marginal Amount.
The Company's liability on the Issuer's Obligations shall be joint liability.
The Company shall be obliged to perform the Issuer's Obligations for the Issuer in part, in which the Issuer has failed to perform and/or performed the Issuer's Obligations partly in the following cases:
The Issuer has failed to pay or paid only partly the relevant part of the Bonds nominal value to the bondholders in the amount, procedure and time specified in the Issue Documents;
The Issuer has failed to pay or paid only partly coupon yield on the Bonds to the bondholders in the amount and time specified in the Issue Documents.
3.2. The Company shall be obliged, in accordance with the terms and conditions of the Offer, to perform Issuer's Obligations unperformed by the Issuer in the Amount of Unperformed Obligations within the Marginal Amount. The Amount of Unperformed Obligations shall be determined by the Company in accordance with the Claims for Performance received from the bondholders executed in accordance with clause 3.3 of this Offer.
3.3. The Claim for Performance must be made in accordance with the following conditions:
3.3.1. The Claim for Performance must be set to the Company in writing and signed by the bondholder (its authorized persons);
3.3.2. The Claim for Performance must specify last name, first name, patronymic or full name of the bondholder filing the Claim for Performance, his TIC, tax status, residence (location), bank details for his account, the amount of Unperformed Obligations in relation to the bondholder, number of the Bonds, in relation to which the obligation is not performed;
3.3.3. The Claim for Performance must specify that the Issuer has failed to pay to the bondholder or paid only partly in time specified by the Issue Documents:
- relevant part of the nominal value by Bonds redemption; and/or
- coupon yield in the form of interest on the relevant part of the Bonds nominal value;
3.3.4. The Claim for Performance must be set to the Company not later than on the 90th day as from the relevant Time for the Issuer's Obligations Performance in relation to the bondholder setting such a Claim for Performance. The day of setting the Claim shall be the day of the Clam receipt by the Company;
3.3.5. A statement on the securities account with NDC or depositaries that are depositors in relation to NDC that confirms the bondholder's rights to his Bond as of the date of NDC's making the list of bondholders for the purpose of coupon yield payment/Bonds redemption to be determined in accordance with the terms and conditions of the Issue Documents must be attached to the Claim for Performance. In case of setting a claim related to default/improper performance of obligations on redemption of the last part of the Bonds nominal value by the Issuer, a copy of NDC's report on transfer of the Bonds to the section of the securities account for the purpose of securities blocking by redemption, which copy is certified by the depositary, must be also attached to the Claim for Performance.
3.3.6. The Claim for Performance and documents attached thereto must be sent to the Company by registered mail, courier mail or overnight mail service.

3.4. The Company shall consider the Claim for Performance within 14 (Fourteen) days upon expiration of 90 (Ninety) days specified by clause 3.3.4 of the Offer. The Company is entitled to give any objections against the Claim for Performance that might be given by the Issuer and keeps this right to objection even if the Issuer has waived them or acknowledged its debt.
3.5. Claims for Performance presented to the Company later than upon expiration of 90 (Ninety) days as from the relevant Time for the Issuer's Obligations Performance in relation to the bondholders that have sent such Claims for Performance shall not be considered.
3.6. If it is decided to satisfy the Claim for Performance by the Company, the Company shall notify the bondholder thereof and make payment in accordance with the terms and conditions of the Offer within 30 (Thirty) days upon expiration of the term of the Claim for Performance consideration (clause 3.4 of the Offer) to the bondholder's bank account, details of which are specified in the Claim for Performance.

If it is decided to dismiss the Claim for Performance set in relation to default/improper performance of obligations on payment of the last part of the Bonds nominal value by the Issuer, the Company shall send information about such Claim for Performance dismissal to NDC (to specify name; last name, first name, patronymic of the bondholder; number of the Bonds; name of the Depositary, with which the bondholder's securities account is opened).

4. Term of the surety

4.1. The Company's surety provided for by the Offer shall become effective as from the Bonds purchaser's entering into the surety agreement with the Company in accordance with clause 2.5. of this Offer.

4.2. The surety provided for by the Offer shall terminate:

4.2.1. Upon expiration of 90 (Ninety) days as from the Time for the Issuer's Obligations Performance, unless the bondholder sets a Claim for Performance in the procedure provided for by this Offer within such period;

4.2.2. Upon Company's proper performance of its obligations to the bondholders that have set their Claims for Performance in the procedure and time specified by this Offer.

4.2.3. In case the Time for the Issuer's Obligations Performance is altered, such time is extended, the Issuer's Obligations are prolonged or restructured in any manner, or in case of any changes in the Issuer's Obligations that result in increase in liability or other adverse effect on the Company without consent of the latter;

4.2.4. For other reasons specified by the acting laws of the Russian Federation.

5. Other terms and conditions.

5.1. All issues of relationship between the Company and bondholders concerning the Bonds that are not settled by this Offer, shall be governed, understood and construed in accordance with the Issue Documents and the acting laws of the Russian Federation.

5.2. In case of default or improper performance of its obligations under the Offer, the Company shall be liable in accordance with the acting laws.

5.3. The Company shall not be liable to the Issuer's creditors on obligations of other parties that have provided surety for the benefit of the Issuer for the purpose of the Bonds issue, even if such persons have provided such a surety along with the Company.

5.4. Any disputes in relation to the Offer shall be subject to consideration in the court in accordance with the acting laws.

5.5. This Offer is made in 2 (two) original counterparts that are kept in the offices of the Company and the Issuer.

6. Addresses and bank details of the Company.

Legal address:	22a Novotorzhskaya str., Tver, Russian Federation, 170100
TIC	6950005689
Settlement account	40702810500110001329
Bank name	GASENERGOPROMBANK FCJSC in Tver
Correspondent account	30101810300000000794

Signatures:

General Director
CenterFinance LLC /O.V. Bakhmutov/

Chief Accountant
CenterFinance LLC /I.V. Kapranova/

seal here

Procedure for notification of changes in the terms of security of performance on the backed Bonds (reorganization, liquidation or bankruptcy of the person that has provided security, other):

In case of any changes in data about the person that has provided security on the Bonds of the issue, as well as in case of any changes in the terms of security of performance on the Bonds due to the reasons beyond control of the Issuer or holders of the backed Bonds, including that in case of reorganization, liquidation or bankruptcy of the person that has provided security, the Issuer shall publish a notice thereof in the following time as from the date of the relevant event:

- on the newswire - within 5 (five) days;
- on the web-site at: http://www.centertelecom.ru - after publication of the notice on the newswire.

In case of the Issuer's default or improper performance on the Bonds to pay (redeem) the relevant part of the Bonds nominal value and/or pay coupon yield on the Bonds, the Surety and the Issuer shall be jointly liable.

The surety agreement to secure performance on the Bonds shall be deemed made as from arising rights to such Bonds with their first holder, and written form of the surety agreement shall be deemed met.

A backed bond shall provide its holder with all the rights arising from such security.

Transfer of rights to the backed Bond to a new holder (purchaser) shall entail transfer of all the rights arising from such security.

Transfer of rights arising from the security provided without transfer of rights to the Bond shall be invalid.

If it is impossible to satisfy claims of the surety-backed bonds holder set to the Issuer and/or Surety, the bondholders shall be entitled to file an action against the Issuer and/or Surety with the court or arbitration court.

Issuer's net assets value as of the last reporting date prior to the surety provision: ***RUR 16, 113,782 thos.***

Net assets value of the legal entity that has provided the surety as of the last reporting date prior to the surety provision: ***RUR 10 thos.***

Net assets value of the legal entity that has provided the surety as of the date of the reporting quarter end: *to be specified after preparation of the Company's annual financial statements.*

8.5.1. Conditions for security of performance on the mortgage-backed bonds

The Company has placed no mortgage-backed bonds.

8.6. Information about organizations that account rights to the Issuer's issue securities

Person that keeps the register of the Issuer's registered securities: ***registrar***

Full trade name: ***United Registration Company Open Joint Stock Company***

Abbreviated trade name: **ORK OJSC**

Location: ***70 Pyatnitskaya str., Moscow, 113095***

License of the registrar for keeping securities holders register number: ***10-000-1-00314***

Issued on: ***30.03.2004***

Validity term: ***unlimited term license***

Authority that issued the license: ***Federal Securities Market Commission***

Date, from which the said registrar keeps the register of the Issuer's registered securities: ***13.12.2005***

Issuer's certificated securities with mandatory centralized custody are in circulation.

Depositary that carries out centralized custody of the Issuer's securities:

Full trade name: ***National Depositary Center Non-commercial Partnership***

Abbreviated trade name: **NDC**

Location: ***bld. 4, 1/13 Sredniy Kislovsky per., Moscow, Russia***

License of the professional securities market participant for depositary activities number: ***177-03431-000100***

Issued on: ***04.12.2000г.***

Validity term: ***unlimited term license***
Authority that issued the license: ***Federal Securities Commission of Russia***
The depositary carries out centralized custody of the following securities:

- Certificate of interest-bearing certificated non-convertible bearer bonds, series 04, with mandatory centralized custody. State registration number of the issue No. 4-19-00194-A dated June 29, 2004; total number of the bonds of the issue – 5,622,595 bonds with nominal value of RUR 1,000 (One thousand) each and total nominal value of RUR 5,622,595,000
- Certificate of interest-bearing certificated non-convertible bearer bonds, series 05, with mandatory centralized custody. State registration number of the issue No. 4-20-00194-A dated June 15, 2006; total number of the bonds of the issue – 3,000,000 bonds with nominal value of RUR 1,000 (One thousand) each and total nominal value of RUR 3,000,000,000

8.7. Information about legal acts that govern capital import and export issues, which may affect dividend, interest and other payments to non-residents

1. Law of the RSFRS dated 26.06.1991 No. 1488-1 "About Investment Activities in the RSFSR" (with amendments dated 19.06.1995 No. 89-FZ, dated 25.02.1999 No. 39-FZ, dated 10.01.2003 No. 15-FZ).

2. Federal Law dated 09.07.1999 No. 160-FZ "About Foreign Investments in the Russian Federation" (as amended by federal laws dated 21.03.2002 No. 31-FZ, dated 25.07.2002 No. 117-FZ, dated 08.12.2003 No. 169-FZ, dated 22.07.2005 No. 117-FZ, dated 03.06.2006 No. 75-FZ).

3. Federal Law dated 22.04.1996 No. 39-FZ "About Securities Market" (as amended by federal laws dated 26.11.1998 No. 182-FZ, dated 07.08.2001 No. 121-FZ, dated 28.12.2002 No. 185-FZ, dated 29.06.2004 No. 58-FZ, dated 28.07.2004 No. 89-FZ, dated 07.03.2005 No. 16-FZ, dated 18.06.2005 No. 61-FZ, dated 27.12.2005 No. 194-FZ, dated 05.01.2006 No. 7-FZ, dated 15.04.2006 No. 51-FZ, dated 27.07.2006 No. 138-FZ, dated 30.12.2006 No. 282-FZ).

4. Federal Law dated 10.12.2003 No. 173-FZ "About Currency Regulation and Currency Control" (as amended by federal laws dated 29.06.2004 No. 58-FZ, dated 18.07.2005 No. 90-FZ, dated 26.07.2006 No.131-FZ, dated 30.12.2006 No. 267-FZ).

5. Decree of the President of the Russian Federation dated 10.06.1994 No. 1184 "About Improving Activities of the Banking System in the Russian Federation" (as amended by the Decree of the President of the Russian Federation dated 27.04.1995 No. 419).

6. Instruction of the Central Bank of the Russian Federation dated 07.06.2004 No. 116-I "About Types of Special Accounts of Residents and Non-residents" (as amended by the Instructions of the Central Bank of the Russian Federation dated 16.12.2004 No. 1529-U).

7. Instruction of the Central Bank of the Russian Federation dated 15.06.2004 No. 117-I "About Procedure for Residents' and Non-residents' Submission of Documents and Information to the Authorized Banks for Currency Transactions; Procedure for Currency Transactions Accounting and Execution of Transaction Passports by the Authorized Banks" (as amended by the Instructions of the Central Bank of the Russian Federation dated 08.08.2006 No. 1713-U).

8. Provision on procedure for re-execution by the authorized banks of the "C" type accounts of non-residents opened with the authorized banks due to adoption of the Instruction of the Central Bank of the Russian Federation dated 07.06.2004 No. 116-I "About Types of Special Accounts of Residents and Non-residents", adopted by the Central Bank of the Russian Federation on 15.06.2004 No. 260-P.

10. International double taxation treaties of the Russian Federation.

11. Other legislative acts of the Russian Federation.

8.8. Procedure for taxation of proceeds on the Issuer's issue securities placed and to be placed

Taxation of proceeds on the Issuer's issue securities placed and to be placed is governed by the Tax Code of the Russian Federation (hereinafter the "Tax Code"), as well as other regulatory legal acts of the Russian Federation adopted in accordance with the Tax Code of the Russian Federation.

TAX RATES

	Legal entities		Individuals	
Type of proceeds	Residents	Non-residents	Residents	Non-residents
Coupon yield	24% (of which federal budget – 6.5%; budget of the subject – 17.5%;	20%	13%	30%
Proceeds from securities sale	24% (of which: federal budget – 6.5%; budget of the subject – 17.5%)	20%	13%	30%
Dividends	9%	15%	9%	30%

PROCEDURE FOR INDIVIDUALS TAXATION.

Type of tax – income tax.

Income from sources in the Russian Federation include:

- dividends and interest received from Russian organization, as well as interest received from Russian sole proprietors and (or) foreign organization in relation to the activities of its permanent representative office in the Russian Federation;
- proceeds from sale of shares and other securities, as well as interest in authorized capital of organizations in the Russian Federation.

Tax base.

Taxpayer's income received in the form of material gain is material gain received from purchase of securities. Tax base is determined as exceed of securities market value to be measured taking into account marginal limit of securities market price fluctuations over the amount of taxpayer's actual expenses for their purchase. Procedure for determining securities market price and marginal limit of securities market price fluctuations is established by the federal authority that regulates the securities market.

When determining tax base for income from transactions with securities, proceeds from the following transactions are taken into account:

- sale and purchase of securities that are circulating on the organized securities market;
- sale and purchase of securities that are not circulating on the organized securities market.

Income (loss) from transactions on sale and purchase of securities is measured as the difference between amounts of proceeds received from sale of securities and documented expenses on purchase, sale and storage of securities that are actually incurred by the taxpayer, or property-related deductions that reduce proceeds from sale and purchase transaction.

The said expenses include:

- amounts paid to the seller in accordance with the agreement;
- payment for services provided by depositary;
- commissions to professional participants of the securities market; discount paid (reimbursed) by managing company of unit investment fund in sale (redemption) of investment unit of the unit investment fund by the issuer to be determined in accordance with the procedure specified by the laws of the Russian Federation about investment funds;
- exchange charge (fees);
- payment for registrar's services;
- estate and (or) gift tax paid by the taxpayer upon receipt of securities to ownership;
- other expenses directly related to purchase, sale and storage of securities made for the services provided by professional participants of the securities market within their professional activities.

If the issuer entity carried out exchange (conversion) of shares, then in sale of shares received by the taxpayer as a result of exchange (conversion), documented expenses of the taxpayer include expenses on purchase of shares that the taxpayer owned prior to their exchange (conversion).

In sale of shares (interest, units) received by the taxpayer upon reorganization of the entity, expenses on their purchase include value to be determined in accordance with clauses 4 – 6, Article 277 of the Tax Code of the Russian Federation, provided expenses on purchase of shares (interest, units) of the entities reorganized are documented.

Income (loss) on transactions of sale and purchase of securities that circulate on the organized securities market, is decreased (increased) by the amount of interest paid for use of money borrowed for the purpose of securities purchase and sale within the amounts calculated based on the acting refinance rate of the Central Bank of the Russian Federation.

Amount of loss on transactions with securities that circulate on the organized securities market is measured taking into account marginal limit of securities market price fluctuations.

Securities that circulate on the organized securities market include securities admitted for circulation with trading arrangers that hold license of the federal authority regulating the securities market.

Market quotation of a security, including unit of unit investment fund that circulates on the organized securities market, is understood as average weighted price of the security on transactions carried out within a trading day through the trading arranger. If transactions on the same security were carried out through two and more trading arrangers, the taxpayers is entitled to choose market quotation of the security with one of such trading arrangers. If the trading arranger does not calculate average weighted price, average weighted price is taken as mean between the maximum and minimum prices of the transactions carried out within a trading day through this trading arranger.

Tax base is determined individually for each transaction.

Income (loss) on securities sale and purchase transactions is determined as a sum of proceeds from transactions with securities of the relevant category carried out within a taxation period less amount of losses.

If taxpayer's expenses for purchase, sale and storage of securities may not be referred directly to expenses on purchase, sale and storage of specific securities, the said expenses are distributed in proportion to the estimated value of the securities, to which the said expenses refer. Estimated value of the securities is determined as of the date of such expenses.

If taxpayer's expenses may not be confirmed with documents, he is entitled to enjoy property-related tax deduction provided for by the first paragraph, sub-clause 1, clause 1, Article 220 of the Tax Code. Property-related tax deduction or deduction in the amount of actually incurred and documented expenses is granted to the taxpayer in assessment and payment of tax to the budget at source of income (broker, trustee, managing company that holds in trust the property comprising unit investment fund, or with another person that carries out transactions on agency agreement or other similar agreement for the benefit of the taxpayer), or upon expiration of the taxation period by filing tax return to the tax authority.

If tax assessment and payment is carried out by income source (broker, trustee, managing company that holder in trust the property comprising unit investment fund, or with another person that carries out transactions on agency agreement or other similar agreement for the benefit of the taxpayer) during the taxation period, property-related tax deduction is granted by the income source with a possibility of further reassessment upon expiration of the taxation period by filing tax return to the tax authority.

In case of several income sources, property-related tax deduction is only granted with one income source, at taxpayer's option.

Tax base on securities purchase and sale (redemption of units of unit investment funds) is determined as income received based on the results of the taxation period on transactions with securities.

Loss on transactions with securities that circulate on the organized securities market that is received based on the results of the said transactions carried out during the taxation period, reduces the tax base on transactions of purchase and sale of securities of this category.

Income on transactions of purchase and sale of securities that do not circulate on the organized securities market, which as of the moment of their acquisition met the requirements specified for securities that circulate on the organized securities market, may be reduced by the amount of loss received in the taxation period on transactions of purchase and sale of securities that circulate on the organized securities market.

By sale of shares (interests, units) received by the taxpayer upon reorganization of entities, time of taxpayer's ownership of them runs from the date of acquisition of shares (interests, units) of the reorganized entities.

Date of actual income receipt is:

- the day of income payment, including transfer of income from taxpayer's bank account or upon its instructions to the accounts of third parties – for receipt of income in money;
- the day of securities acquisition – for receipt of income in the form of material gain.

Tax base on securities purchase and sale transactions and transactions with time-bargain financial instruments is determined upon expiration of the taxation period. Tax is assessed and paid by a tax agent upon expiration of the taxation period or by payment of money to the taxpayer prior to expiration of the next taxation period.

Tax agents are Russian organizations, from which or as a result of relationships with which the taxpayer received income. Tax agents are obliged to assess, withhold from the taxpayer and pay tax. If income source is a person that carries out transactions under agency agreement or another similar agreement for the benefit of the taxpayer, then responsibilities of tax agent are performed by the person that actually pays income to the taxpayer.

If tax agent pays money prior to expiration of the next taxation period, tax is paid from the share of income to be determined in accordance with this article that corresponds to actual amount of money to be paid. Share of income is measured as product of total amount of income and ratio of amount of payment to estimated value of the securities to be measured as of the date of payment, on which the tax agent acts as broker. In case of several payments of money to the taxpayer during the taxation period, amount of tax is calculated by progressive total with set-off of tax amounts earlier paid.

Estimated value of the securities is measured based on actually incurred and documented expenses for their purchase.

Payment of money is understood as payment of cash, transfer of money to an individual's bank account or account of a third party upon request of the individual.

If it is impossible to withhold the assessed tax from the taxpayer by source of income, tax agent (broker, trustee or another person that carries out transactions on agency agreement, commission agreement, another agreement for the benefit of the taxpayer) informs the tax authority at the place of its registration of impossibility of the said withholding and amount of taxpayer's debt in writing within one month as from the moment of such circumstance occurrence. In such a case, tax is paid in accordance with Article 228 of the Tax Code.

PROCEDURE FOR LEGAL ENTITIES TAXATION

Type of tax – profit tax.

Income include:

- proceeds from sale of property rights (income from sale);
- extraordinary income in the form of interest on securities and other debentures and/or from participatory interest in other entities.

Tax base.

Taxpayer's income from transactions on sale or other disposal of securities (including redemption) is determined based on the price of sale or other disposal of security, as well as amount of accrued interest (coupon) yield paid by the buyer to the taxpayer, and amount of interest (coupon) yield paid by the issuer to the taxpayer. Taxpayer's income from sale or other disposal of securities does not include amounts of interest (coupon) yield that have been accounted for the purpose of taxation earlier.

Taxpayer's income from transactions on sale or other disposal of securities (including redemption) that are denominated in foreign currency, is determined at the exchange rate of the Central Bank of the Russian Federation existing as of the date of title transfer or as of the maturity date.

Expenses on sale (or other disposal) of securities are determined based on the price of purchase of the security (including expenses on its purchase), costs of sale, amount of discounts from the estimated value of units, amount of accrued interest (coupon) yield paid by the taxpayer to the seller of the security. Expenses do not include amounts of accrued interest (coupon) yield that have been accounted for the purpose of taxation earlier.

When determining expenses on sale (other disposal) of securities, purchase price of a security denominated in foreign currency (including expenses on its purchase) is determined at exchange rate of the Central Bank of the Russian Federation that existed as of the moment when the said security was reflected in records. No current revaluation of securities denominated in foreign currency is carried out.

When selling shares received by shareholder upon reorganization of entities, purchase price of such shares is their value to be determined in accordance with clauses 4 – 6, Article 277 of the Tax Code.

Interest on loan agreements and other similar agreement, other debentures (including securities) are accounted as of the date of recognition of income (expense) in accordance with Article 328 of the Tax Code of the Russian Federation.

Date of recognition of income and expense on transactions with bonds, according to Article 329 of the Tax Code of the Russian Federation, is the date of sale of such bonds.

Securities are deemed to circulate on the organized securities market only if all the following conditions are met:

1) if the securities are admitted to circulation by at least one trading arranger, which is entitled to that in accordance with the national laws;

2) if information about their prices (quotations) is published in mass media (including electronic) or may be presented by trading arranger or another authorized person to any interested party within three years upon the date of transaction with the securities;

3) if market quotation is given on them, where it is provided for by the relevant national laws.

For the purpose of this clause, national laws are understood as laws of the state, on the territory of which securities circulate (civil transactions are performed that entail transfer of title to the securities, including that beyond the organized securities market).

For the purpose of taxation, market price of securities that circulate on the organized securities market is actual price of sale or other disposal of securities, if this price is in the range of minimum and maximum transaction prices (price range) with the said security registered by the trading arranger on the securities market as of the date of the relevant transaction. If transaction is performed through the trading arranger, transaction date should be understood as the date of trading, where the relevant transaction with the security was carried out. In case of security sale outside the organized securities market, transaction date is the date of determining all the essential conditions of the security transfer, i.e. the date of agreement execution.

In case of sale of securities that circulate on the organized securities market at the price below minimum price of transactions on the organized securities market, minimum price of transaction on the organized securities market is taken to determine financial result.

Accrued interest (coupon) yield is understood as a part of interest (coupon) yield, payment of whish is provided for by the terms of the issue of such security to be calculated in proportion to the number of days lapsed from the date of the security issue or the date of previous coupon yield payment to the transaction date (security transfer date).

As to securities that do not circulate on the organized securities market, actual price of sale or other disposal of securities is taken for the purpose of taxation, provided at least one of the following conditions is met:

1) if actual price of the relevant transaction is within the range of prices on analogous (identical, similar) security registered by the trading arranger on the securities market as of the transaction date or the date of the nearest trading that took place before the day of the relevant transaction, if trading on such securities was carried out with the trading arranger at least one time over the last 12 months;

2) if deviation of actual price of the relevant transaction is within the range of 20 percent upwards or downwards from the average weighted price of analogous (identical, similar) security calculated by the trading arranger on the securities market in accordance with the rules specified by it based on the results of trading as of the date of such transaction or the date of the immediately following trading that took place prior to the relevant transaction date, if trading on such securities was carried out with the trading arranger at least one time over the last 12 months.

If no information about results of trading on analogous (identical, similar) securities is available, actual transaction price is taken for the purpose of taxation, if the said price differs by more than 20 percent from the estimated price of such security, which may be determined as of the date of transaction with the security taking into account specific conditions of the transaction made,

peculiarities of security circulation and price, as well as other indicators, information about which may form the basis for such determination. To determine estimated price of a share by the taxpayer itself or with involvement of an appraiser, methods of evaluation provided for by the laws of the Russian Federation for determining estimated price must be applied; to determine estimated price of a debenture, refinance rate of the Central Bank of the Russian Federation may be used. If the taxpayer determines estimated price of a share by itself, the method of evaluation applied must be fixed in the taxpayer's accounting policy.

Income of a shareholder taxpayer, which sells shares received by it upon increase of the joint stock company's authorized capital, is determined as the difference between the selling price and initially paid share cost adjusted taking into account changes in number of shares resulting from increase in the authorized capital.

Tax base on transactions with securities is determined by the taxpayer separately, except for tax base on transactions with securities, which is determined by professional participants of the securities market. Taxpayers (except for professional participants of the securities market that carry out dealer activities) determine tax base on transactions with securities that circulate on the organized securities market separately from tax base on transactions with securities that do not circulate on the organized securities market.

In case of sale or other disposal of securities, issue securities to be disposed are evaluated by the first-in first-out (FIFO) method; non-issue securities to be disposed are evaluated at actual value of every security.

Taxpayers that have incurred loss (losses) from transactions with securities in the previous taxation period or previous taxation periods are entitled to reduce tax base on transactions with securities in the reporting (taxation) period (carry the said losses forward) in the procedure and on the conditions specified in Article 283 of the Tax Code.

Losses from transactions with securities that do not circulate on the organized securities market incurred in the previous taxation period(s) may be referred to reduction of tax base on transactions with such securities, which is determined in the reporting (taxation) period. Losses from transactions with securities that circulate on the organized securities market incurred in the previous taxation period(s) may be referred to reduction of tax base on transactions of sale of securities of this category.

Losses incurred in the relevant reporting period from transactions with securities that circulate on the organized securities market and securities that do not circulate on the organized securities market are carried forward separately by the said categories of securities within the range of profit received from transactions with such securities.

If interest yield on debentures of any kind, including participating bonds, is received by a foreign entity that conducts business in the Russian Federation through a permanent representative office, tax on such yield is assessed and withheld by tax agent. If source of income is a person that carries out transactions on agency agreement or any other similar agreement for the benefit of the taxpayer, responsibilities of tax agent are performed by the person that actually pays income to the foreign entity that does not conduct business through its permanent representative office in the Russian Federation.

If tax agent of a foreign entity pays income, which in accordance with international treaties (agreements) is taxed in the Russian Federation at reduced rates, assessment and withholding of tax on income is carried out by the tax agent at the relevant reduced rates, provided the foreign entity furnishes the tax agent with a confirmation provided for by clause 1, Article 312 of the Tax Code of the Russian Federation. In case income is paid by Russian banks on transactions with foreign banks, no confirmation of permanent location of a foreign bank in the state, with which there is an international treaty (agreement) to govern taxation is required, if such location is confirmed by data in directories open to public use.

Amount of tax on income from participation in entities (dividends) is determined in accordance with the following provisions.

If the source of taxpayer's income is a foreign entity, the amount of tax in relation to dividends received is determined by the taxpayer itself based on the amount of dividends received and the rate of 15%.

Taxpayers that receive dividends from a foreign entity, including that through a permanent representative office of a foreign entity in the Russian Federation, are not entitled to reduce the amount of tax assessed in accordance with Article 275 of the Tax Code of the Russian Federation by

the amount of tax assessed and paid at source of income, unless otherwise provided for by the international treaty.

If the source of taxpayer's income is a Russian entity, the said entity is deemed to be tax agent and determines the amount of tax taking into account provisions of clause 2, Article 275 of the Tax Code.

The amount of tax to be withheld from income of a taxpayer that receives dividends is assessed by the tax agent based on the total amount of tax assessed in the procedure specified in clause 2, Article 275 of the Tax Code, and share of every taxpayer in the total amount of dividends.

Total amount of tax is determined as product of the tax rate of 9% and the difference between the amount of dividends distributable among shareholders over the current taxation period reduced by the amount of dividends payable by the tax agent in accordance with clause 3, Article 275 of the Tax Code in the current taxation period, and amount of dividends received by tax agent itself in the current reporting (taxation) period and previous reporting (taxation) period, unless such amounts of dividends were earlier taken into account in calculations to determine taxable income in the form of dividends. If the difference obtained is negative, neither responsibility to pay tax arises, nor compensation from the budget takes place.

If a Russian entity – tax agent pays dividends to a foreign entity and (or) individual who is not resident of the Russian Federation, tax base of the taxpayer that receives dividends is determined on each such payment as amount of dividends paid, and the rate of 15% or 30% is applied.

8.9. Information about dividends declared (accrued) and disbursed on the Issuer's shares, as well as yields on the Issuer's bonds

Share category: ***registered non-certificated ordinary shares***

Reporting period, for which declared dividends are (were) disbursed	**2001**	**2002**	**2003**	**2004**	**2005**
Amount of declared (accrued) dividends per share	RUR 0.026	RUR 0.096052	RUR 0.124867	RUR 0.0630084	RUR 0.0674191
Total amount of declared (accrued) dividends on all the shares	RUR 11,741,626.2	RUR 151,570 712.32	RUR 197,040,979.22	RUR 99,428 000.0	RUR 106,388,000.0
Name of the Issuer's management body that has made a resolution on (declared) disbursement of dividends on the Issuer's shares	General shareholder meeting	General shareholder meeting	General shareholder meeting	General shareholder meeting	General shareholder meeting

Date of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends Date and number of minutes of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends	05.06.2002 Minutes of Meeting No. 9 dated 05.06.2002	24.06.2003 Minutes of Meeting No.11 dated 24.06.2003	11.06.2004 Minutes of Meeting No. 12 dated 11.06.2004	30.06.2005 Minutes of Meeting No. 13 dated 30.06.2005	28.06.2006 Minutes of Meeting No. 14 dated 30.06.2006
Time for disbursement of dividends declared on the Issuer's shares	within the financial year, in which it was resolved to disburse dividends	before December 31, 2003	before December 31, 2004	before December 31, 2005	before December 20, 2006
Form and other conditions of disbursement of dividends declared on the Issuer's shares	cash	cash	cash	cash	cash
Total amount of dividends disbursed on all the ordinary shares as of 31.12.2006	RUR 11,687 712.00	RUR 151,099,259.04	RUR 196,394,019.41	RUR 99,160,425.10	RUR 101,302 810.54

The amount of dividends disbursed is specified taking into account tax withheld.

Over 2001 – 2005, dividends on ordinary shares were not disbursed in full amount due to the following reasons: failure of shareholders to appear to receive dividends; wrong bank details furnished for the purpose of dividends transfer in the registered person data.

Share category: ***registered non-certificated preference shares, type B***

Reporting period, for which declared dividends are (were) disbursed	**2001**
Amount of declared (accrued) dividends per share	RUR 0.038
Total amount of declared (accrued) dividends on all the shares	RUR 470,136.0
Name of the Issuer's management body that has made a resolution on (declared) disbursement of dividends on the Issuer's shares	General shareholder meeting
Date of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends Date and number of minutes of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends	05.06.2002 Minutes of Meeting No.9 dated 05.06.2002
Time for disbursement of dividends declared on the Issuer's shares	not later than one month upon the date of resolution on disbursement of dividends
Form and other conditions of disbursement of dividends declared on the Issuer's shares	cash

Total amount of dividends disbursed on all the preference shares, type B	RUR 470,136.00

Share category: ***registered non-certificated preference shares, type A***

Reporting period, for which declared dividends are (were) disbursed	**2001**	**2002**	**2003**	**2004**	**2005**
Amount of declared (accrued) dividends per share	RUR 0.077	RUR 0.206143	RUR 0.285662	RUR 0.0756115	RUR 0.1270937
Total amount of declared (accrued) dividends on all the shares	RUR 11,908 666.0	RUR 108,429 738.3	RUR 150,256 161.52	RUR 39,771 000.0	RUR 66,850,000.0
Name of the Issuer's management body that has made a resolution on (declared) disbursement of dividends on the Issuer's shares	General shareholder meeting	General shareholder meeting	General shareholder meeting	General shareholder meeting	General shareholder meeting
Date of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends	05.06.2002	24.06.2003	11.06.2004	30.06.2005	28.06.2006
Date and number of minutes of meeting of the Issuer's management body, at which it was resolved to disburse (declare) dividends	Minutes of Meeting No.9 dated 05.06.2002	Minutes of Meeting No.11 dated 24.06.2003	Minutes of Meeting No. 12 dated 11.06.2004	Minutes of Meeting No. 13 dated 30.06.2005	Minutes of Meeting No. 14 dated 30.06.2006
Time for disbursement of dividends declared on the Issuer's shares	not later than two months upon the date of resolution on dividends disbursement	before August 23, 2003	before August 10, 2004	before August 29, 2005	before August 27, 2006
Form and other conditions of disbursement of dividends declared on the Issuer's shares	cash	cash	cash	cash	cash
Total amount of dividends disbursed on all the preference shares, type A, as of 31.12.2006	RUR 11,769 776.52	RUR 107,429,768.56	RUR 148,916 083.28	RUR 39,253, 265.73	RUR 65,664,162.78

The amounts of dividends specified are calculated taking into account taxes withheld.

Over 2001 – 2005, dividends on preference shares were not disbursed in full amount due to the following reasons: failure of shareholders to appear to receive dividends; wrong bank details furnished for the purpose of dividends transfer in the registered person data.

Yields on the Issuer's bonds

(1) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***01***
Type: ***interest-bearing***
Securities form: ***certificated bearer bonds***
Registration No.: ***4-01-00194-A***
Date of state registration of the issue: ***17.10.2001***
Date of state registration of the issue report: ***10.12.2001***
Number of securities of the issue: ***600,000***
Nominal value of each security: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 600,000,000***

Type of yield: ***coupon yield on the 1st coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the date of bonds placement commencement up to the 95th day from the date of placement commencement (16.11.2001 – 19.02.2002)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 57.26***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 34,356,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 95th day from the bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 34,356,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 2nd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 95th up to the 186th day from the date of bonds of the issue placement commencement (19.02.2002 – 21.05.2002)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 53.6***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 32,160,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 186th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 32,160,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 3rd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 186th up to the 368th day from the date of bonds of the issue placement commencement (21.05.2002 – 19.11.2002)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 102.22***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 61,332,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***

Time specified for payment of yields on the bonds of the issue: ***one day (the 368th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 61,332,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 4th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 368th up to the 550th day from the date of bonds of the issue placement commencement (19.11.2002 – 20.05.2003)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 89.75***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 53,850,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 550th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 53,850,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 5th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 550th up to the 732nd day from the date of bonds of the issue placement commencement (20.05.2003 – 18.11.2003)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 89.75***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 53,850,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 732nd day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 53,850,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Redemption of the bonds of the issue
Amount that was payable per bond of the issue: ***RUR 1,000***
Total amount that was payable on all the bonds of the issue: ***RUR 600,000,000***
Form and other conditions of payment: ***in Russian Rubles, in cashless manner***
Time specified for payment (Redemption period for the bonds of the issue): ***one day (the 732nd day from the date of bonds of the issue placement commencement: 18.11.2003)***
Total amount paid on all the bonds of the issue: ***RUR 600,000,000***
Data on performance of the Issuer's obligations to redeem the bonds: ***performed in full amount***

(2) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Securities form: ***certificated bearer bonds***
State registration No.: ***4-02-00194-A***
Date of state registration: ***25.06.2002***
Date of state registration of the issue report: ***15.08.2002***
Number of securities of the issue: ***600,000***
Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 600,000,000***

Type of yield: ***coupon yield on the 1st coupon***

Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the date of bonds placement commencement up to the 91st day from the date of placement commencement (23.07.2002 – 22.10.2002)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 49.86***

Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 29,916,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 91st day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 29,916,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 2nd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 91st up to the 273rd day from the date of placement commencement (22.10.2002 – 22.04.2003)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 99.73***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 59,838,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 273rd day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 59,838,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 3rd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 273rd up to the 456th day from the date of placement commencement (22.04.2003 - 22.10.2003)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 90.25***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 54,150,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 456th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 54,150,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 4th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 456th up to the 638th day from the date of placement commencement (22.10.2003 - 21.04.2004)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 89.75***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 53,850,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 638th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 53,850,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 5th coupon***

Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 638th up to the 821st day from the date of placement commencement (21.04.2004 - 21.10.2004)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 80.22***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 48,132,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 821st day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 48,132,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 6th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 821st up to the 1003rd day from the date of placement commencement (21.10.2004 - 21.04.2005)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 79.78***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 47,868,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 1003rd day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 47,868,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Redemption of the bonds of the issue
Amount that was payable per bond of the issue: ***RUR 1,000***
Total amount that was payable on all the bonds of the issue: ***RUR 600,000,000***
Form and other conditions of payment: ***in Russian Rubles, in cashless manner***
Time specified for payment (Redemption period for the bonds of the issue): ***one day (the 1003rd day from the date of bonds of the issue placement commencement: 21.04.2005)***
Total amount paid on all the bonds of the issue: ***RUR 600,000,000***
Data on performance of the Issuer's obligations to redeem the bonds: ***performed in full amount***

(3) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Securities form: ***certificated bearer bonds***
State registration No.: ***4-18-00194-A***
Date of state registration: ***01.08.2003***
Date of state registration of the issue report: ***14.10.2003***
Number of securities of the issue: ***2,000,000***
Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 2,000,000,000***

Type of yield: ***coupon yield on the 1st coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the date of bonds placement commencement up to the 183rd day from the date of placement commencement (16.09.2003 – 17.03.2004)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.92***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,840,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 183rd day from the date of bonds of the issue placement commencement)***

Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 123,840,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 2nd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 183rd up to the 366th day from the date of placement commencement (17.03.2004 - 16.09.2004)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.92***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,840,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 366th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 123,840,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 3rd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 366th up to the 549th day from the date of placement commencement (16.09.2004 - 18.03.2005)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.92***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,840,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 549th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***123 840 000 RUR***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 4th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 549th up to the 731st day from the date of placement commencement (18.03.2005 - 16.09.2005)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.58***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,160,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 731st day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 123,160,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 5th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 731st up to the 913th day from the date of placement commencement (16.09.2005 - 17.03.2006)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.58***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,160,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 913th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 123,160,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 6th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 913th up to the 1095th day from the date of placement commencement (17.03.2006 - 15.09.2006)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 61.58***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 123,160,000***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 1095th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 123,160,000***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Redemption of the bonds of the issue
Amount that was payable per bond of the issue: ***RUR 1,000***
Total amount that was payable on all the bonds of the issue: ***RUR 2,000,000,000***
Form and other conditions of payment: ***in Russian Rubles, in cashless manner***
Time specified for payment (Redemption period for the bonds of the issue): ***one day (the 1095th day from the date of bonds of the issue placement commencement: 15.09.2006)***
Total amount paid on all the bonds of the issue: ***RUR 2,000,000,000***
Data on performance of the Issuer's obligations to redeem the bonds: ***performed in full amount***

(4) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Series: ***04***
Type: ***interest-bearing***
Securities form: ***certificated bearer bonds***
State registration No.: ***4-19-00194-A***
Date of state registration: ***29.06.2004***
Date of state registration of the issue report: ***12.10.2004***
Number of securities of the issue: ***7,000,000***
Number of securities of the issue actually placed: ***5,622,595***
Nominal value of each security of the issue: ***RUR 1,000***
Amount of securities of the issue in terms of nominal value: ***RUR 7,000,000,000***
Amount of the securities placed in terms of nominal value: ***RUR 5,622,595,000***

Type of yield: ***coupon yield on the 1st coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the date of bonds placement commencement up to the 183rd day from the date of placement commencement (17.08.2004 – 16.02.2005)***

Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 69.19***

Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 389,027,348.05***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 183rd day from the date of bonds of the issue placement commencement)***

Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 389,027,348.05***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 2nd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 183rd up to the 366th day from the date of placement commencement (16.02.2005 - 18.08.2005)***

Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 69.19***

Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 389,027,348.05***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 366th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 389,027,348.05***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 3rd coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 366th up to the 549th day from the date of placement commencement (18.08.2005 - 17.02.2006)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 69.19***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 389,027,348.05***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 549th day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 389,027,348.05***
Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

Type of yield: ***coupon yield on the 4th coupon***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***from the 549th up to the 732nd day from the date of placement commencement (17.02.2006 – 19.08.2006)***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 69.19***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 389,027,348.05***
Form and other conditions of payment of yield on bonds: ***in Russian Rubles, in cashless manner***
Time specified for payment of yields on the bonds of the issue: ***one day (the 732nd day from the date of bonds of the issue placement commencement)***
Total amount of yields paid on all the bonds of the issue over the reporting period, for which yields were paid: ***RUR 389,027,348.05***

Data on performance of the Issuer's obligations to pay yields: ***performed in full amount***

(5) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Bond series: ***1-1***
Type: ***interest-bearing***
Bond form: ***registered non-certificated***
State registration number of the bond issue: ***4-14-00194-A***
Date of state registration: ***11.10.2002***
Date of state registration of the bond issue report: ***14.01.2003***
Number of securities of the issue: ***80,000***
Nominal value of each bond of the issue: ***RUR 50***
Amount of bond issue in terms of nominal value: ***RUR 4,000,000***
Number of securities of the issue actually placed: ***22,674***
Amount of securities placed in terms of nominal value: ***RUR 1,133,700***

Redemption of the bonds of the issue
Amount that was payable per bond of the issue: ***RUR 50***
Total amount that was payable on all the bonds of the issue: ***RUR 1,133,700***

Form and other conditions of payment: ***in the currency of the Russian Federation; to individuals – against submission of passport; to legal entities – upon duly executed application for bonds redemption***
Time specified for payment (Redemption period for the bonds of the issue): ***from 01.10.2002 to 01.10.2003***
Total amount paid on all the bonds of the issue: ***RUR 1,006,300***
Data on performance of the Issuer's obligations to redeem the bonds: ***obligation was not performed in full amount due to the following reasons: failure of securities holders to appear in the Issuer's office for the purpose of bonds redemption in spite of timely placement of the relevant information in mass media. Bonded loan, series "1-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network.***

(6) Type, series (class), form and other identifiers of securities:
Type of securities: ***bonds***
Bond series: ***2-I***
Type: ***interest-bearing***
Bond form: ***registered non-certificated***
State registration number of the bond issue: ***4-15-00194-A***
Date of state registration: ***11.10.2002***
Date of state registration of the bond issue report: ***14.01.2003***
Number of securities of the issue: ***400,000***
Nominal value of each bond of the issue: ***RUR 50***
Amount of bond issue in terms of nominal value: ***RUR 20,000,000***
Number of securities of the issue actually placed: ***212,701***
Amount of securities placed in terms of nominal value: ***RUR 10,635,050***

Type of yield: ***interest yield***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***2002***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 1***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 212,661***
Form and other conditions of payment of yield on bonds: ***in the currency of the Russian Federation***
Time specified for payment of yields on the bonds of the issue: ***not specified***
Total amount of yields paid on all the bonds of the issue over the period, for which yield was paid: ***RUR 210,885***
Data on performance of the Issuer's obligations to pay yields: ***obligation was not performed in full amount due to the following reasons: failure of securities holders to appear in the Issuer's office to receive interest yield in spite of timely placement of the relevant information in mass media. Bonded loan, series "2-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network, rather than to receive interest yield.***

Type of yield: ***interest yield***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***2003***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***1 RUR***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 212,651***
Form and other conditions of payment of yield on bonds: ***in the currency of the Russian Federation***
Time specified for payment of yields on the bonds of the issue: ***not specified***
Total amount of yields paid on all the bonds of the issue over the period, for which yield was paid: ***RUR 130,387***
Data on performance of the Issuer's obligations to pay yields: ***obligation was not performed in full amount due to the following reasons: failure of securities holders to appear in the Issuer's office to***

receive interest yield in spite of timely placement of the relevant information in mass media. Bonded loan, series "2-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network, rather than to receive interest yield.

Type of yield: ***interest yield***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***2004***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***1 RUR***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 212,641***
Form and other conditions of payment of yield on bonds: ***in the currency of the Russian Federation***
Time specified for payment of yields on the bonds of the issue: ***not specified***
Total amount of yields paid on all the bonds of the issue over the period, for which yield was paid: ***RUR 85,018***
Data on performance of the Issuer's obligations to pay yields: ***obligation was not performed in full amount due to the following reasons: low level of securities holders' appearance in the Issuer's office to receive interest yield in spite of timely placement of the relevant information in mass media. Bonded loan, series "2-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network, rather than to receive interest yield.***

Type of yield: ***interest yield***
Reporting period (year, quarter), for which yields on the bonds of the issue were (are) paid: ***2005***
Amount of yield payable on bonds of the issue in terms of money per bond of the issue: ***RUR 1***
Total amount of yield payable on the bonds of the issue in terms of money on all the bonds of the issue: ***RUR 148,427***
Form and other conditions of payment of yield on bonds: ***in the currency of the Russian Federation***
Time specified for payment of yields on the bonds of the issue: ***not specified***
Total amount of yields paid on all the bonds of the issue over the period, for which yield was paid: ***RUR 19,548***
Data on performance of the Issuer's obligations to pay yields: ***obligation was not performed in full amount due to the following reasons: low level of securities holders' appearance in the Issuer's office to receive interest yield in spite of timely placement of the relevant information in mass media. Bonded loan, series "2-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network, rather than to receive interest yield.***

Redemption of the bonds of the issue
Amount that was payable per bond of the issue: ***RUR 50***
Total amount that was payable on all the bonds of the issue: ***RUR 20,000,000***
Form and other conditions of payment: ***in the currency of the Russian Federation***
Time specified for payment (Redemption period for the bonds of the issue): ***from 01.08.2005 to 01.08.2006***
Total amount paid on all the bonds of the issue: ***RUR 13,539,975***
Data on performance of the Issuer's obligations to redeem the bonds: ***obligation was not performed in full amount due to bondholders' failure to appear in the Issuer's office to receive the bonds nominal value. Bonded loan, series "2-I" was a "telephone loan", and the main purpose of purchasing securities for bondholders was to get access to the telephone network out of turn.***

8.10. Other data

No other data is available.

Annex n°1

OJSC CenterTelecom

Audit Report
on financial statements
for the year ending December 31, 2006

April 2007

TRANSLATION OF ORIGINAL RUSSIAN VERSION

TRANSLATION OF ORIGINAL RUSSIAN VERSION

CONTENTS **PAGE**

Ernst & Young LLC
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (495) 705-9700
7 (495) 755 9700
Fax: 7 (495) 755-9701
www.ey.com/russia

ООО "Эрнст энд Янг"
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (495) 705-9700
7 (495) 755 9700
Факс: 7 (495) 755-9701
ОКПО: 59002827

INDEPENDENT AUDITOR'S REPORT

ON FINANCIAL STATEMENTS OF CENTERTELECOM OJSC

(Translation from Statutory Auditor's Report expressed in the Russian Language)

To the shareholders of OJSC CenterTelecom

DETAILS OF THE AUDITING FIRM

Name: ERNST AND YOUNG LLC
Address: Russia 115035, Moscow, Sadovnicheskaya naberezhnaya, 77, building 1

Certificate of an entry made to the Uniform State Register of Legal Entities Concerning a Legal Entity Registered Before July 1, 2002;, date of entry: December 05, 2002, series 77, No. 007367150, registered by the Moscow Registration Chamber State Institution on June 20, 2002, No. 108.877, Main Registration No. 1027739707203.

Audit License No. E002138, approved by Order No. 223of the Russian Ministry of Finance dated September 30, 2002,for a term of five years.
Membership of an accredited professional auditors' association - ERNST & YOUNG LLC is a member of Non-profit Partnership «The Institute of Professional Accountants of Russia» («IPAR»).

INFORMATION ABOUT THE ENTITY AUDITED

Name: OJSC CenterTelecom

Address: 23 Proletarskaya str., Khimki, Moscow Region, 141400.

State Registration: No. 1025006174710 of November 01, 2002, by the Moscow Regional Registration Chamber.

TRANSLATION OF ORIGINAL RUSSIAN VERSION

We have audited the accompanying financial statements of OJSC CenterTelecom for the period from 1 January through 31 December, 2006, which are comprised of the balance sheet and the statement of income, changes in the shareholders' equity, cash flows, and the related appendix to the balance sheet and the explanatory notes to the financial statements, inclusive of sections 3, 4, 6 – 10, 11.2 – 11.13. The management of OJSC CenterTelecom is responsible for the compliance of accounting procedures, preparation and presentation of these financial statements. Our responsibility is to express an opinion on the fairness, in all material respects, of these statements and on compliance of accounting procedures insofar as they relate to the preparation of financial statements in accordance with the legislation of the Russian Federation based on our audit.

We conducted out audit in accordance with the Federal Law on Auditing Activity, the Federal Rules (Standards) on Auditing, the Rules (Standards) for Auditing Activities, as approved by the Committee on Auditing Activity under the President of the Russian Federation, and International Standards on Auditing.

The audit was planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatements. The audit was performed on a selective basis and included an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements concerning the financial and business operations of the audited entity; assessing the compliance with accounting principles and rules used in the preparation of financial statements, and significant estimates made by management of the audited entity; as well as the evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion on the fairness, in all material respects, of these financial statements and on compliance of accounting procedures insofar as they relate to the preparation of financial statements in accordance with the legislation of the Russian Federation.

In our opinion, the accounting procedures at OJSC CenterTelecom insofar as they relate to preparation of financial statements in 2006 complied with the requirements of Federal Law on Accounting No. 129-FZ of November 21, 1996, in all material respects, and the aforementioned financial statements referred to above have been prepared in accordance with the aforementioned Law and present fairly, in all material respects, the financial position of OJSC CenterTelecom as of 31 December, 2006 and the results of its operations for the period from 1 January through 31 December, 2006 in accordance with regulations of the Russian Federation insofar as they relate to the preparation of financial statements.

The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Russian Federation. Accordingly, the accompanying financial statements are not designed for those who are not informed about accounting principles, procedures and practices in the Russian Federation.

April 12, 2007

Signature
Elena Chikisheva,
Partner,
Auditor's qualification certificate No. K 001489
Extended on November 06, 2002, for indefinite term.

Signature

Gleb Shevtsov,
Engagement manager
Auditor's qualification certificate No. K 024778
Issued on November 16, 2005, for indefinite term

Annex № 2

BALANCE SHEET

			CODES
		Form No. 01 according to OKUD	0710001
as of	December 31, 2006	Date (year, month, day)	2006.12.31
Organization	CenterTelecom OJSC	OKPO	01140111
Taxpayer identification code	5000000970	TIC	5000000970
Type of activity	telecommunication services	OKVED	64.20
Legal status /form of ownership	open joint stock company/mixed	OKOPF/OKFS	47/31
Unit of measure:	thos. RUR	OKEI	384
Address:	bulld. 2, 6 Degtyarnyl per., Moscow, 125993		
		Date of authotization	
		Date of sending (acceptance)	

ASSETS	Notes	Indicator code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS Intangible assets		110	110	484	1 409
Fixed assets	6.1.	120	120	31 783 017	31 482 470
Construction in progress	6.2.	130	130	2 026 268	2 241 669
Interest-bearing investments into tangible assets		135	135	1 434	1 447
Long-term financial investments	6.3.	140	**140**	1 639 211	1 672 181
including: investments into subsidiary companies			141	1 604 137	551 053
investments into associated companies			142	2 840	25
investments into other organizations			143	25 362	26 709
other long-term financial investments			144	6 872	1 094 394
Deferred tax assets	6.4.	145	145	296 658	408 440
Other non-current assets	6.5.	150	150	3 428 746	3 259 289
Total section I		190	**190**	39 175 818	39 066 905

TRANSLATION OF ORIGINAL RUSSIAN VERSION

ASSETS	Notes	Indicator code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
II. CURRENT ASSETS Inventory		210	**210**	1 152 747	2 181 929
including: raw materials, consumables and other similar assets	6.6.	211	211	537 544	490 098
work in progress (distribution costs)		213	213	516	50
finished goods and goods for resale		214	214	16 049	18 828
dispatched goods		215	215	55	530
prepaid expenses	6.6.	216	216	598 583	1 672 423
other inventories and costs		217	217		
VAT on purchased assets	6.7.	220	220	1 720 958	903 879
Accounts receivable (where settlement is expected in over 12 months after the reporting date)		230	**230**	17 824	7 717
including: trade receivables		231	231		
advances given			232		
other debtors			233	17 824	7 717
Accounts receivable (where settlement is expected within 12 months after the reporting date)		240	**240**	2 220 105	3 145 925
including: trade receivables	6.8.	241	241	1 705 214	2 360 116
advances given			242	146 786	119 164
other debtors	6.9.		243	368 105	666 645
Short-term financial investments	6.3.	250	250	4 200	1 194 061
Cash		260	260	952 823	875 372
Other current assets		270	270	2 008	1 300
Total section II		290	**290**	6 070 665	8 310 183
BALANCE (sum of lines 190+290)		300	**300**	45 246 483	47 377 088

LIABILITIES	Notes	Indicator code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES Charter capital	6.10.	410	410	6 311 999	6 311 999
Additional capital	6.11.	420	420	70 946	70 946
Reserve capital	6.12.	430	430	31 560	64 985
Company shares redeemed from shareholders	6.13.	411	440		
Retained profit (uncovered loss) of past years		470	460	8 970 692	8 752 195
Retained profit (uncovered loss) of the reporting period		470	470	X	2 047 849
Total section III		490	**490**	15 385 197	17 247 974
IV. LONG-TERM LIABILITIES Loans and borrowings	6.15.	510	**510**	6 633 498	17 412 971
including: loans			511	3 992 576	3 028 077
borrowings			512	2 640 922	14 384 894
Deferred tax liabilities	6.16.	515	515	741 179	1 124 593
Other long-term liabilities	6.17.	520	520	2 547 974	1 449 667
Total section IV		590	**590**	9 922 651	19 987 231
V. SHORT-TERM LIABILITIES Loans and borrowings	6.15.	610	**610**	14 336 842	3 907 870
including: *loans*			611	3 931 458	47 102
borrowings			612	10 405 384	3 860 768
Accounts payable		620	**620**	4 642 364	4 949 471
including: trade accounts payable	6.18.	621	621	2 739 946	3 576 644
advances received		625	622	427 245	425 181
accrued payroll		622	623	2 332	1 587
payable to State non-budgetary funds		623	624	10 644	9 316
taxes and levies payable	6.18.	624	625	526 140	239 424
other payables	6.18.	625	626	936 057	697 319
Dividends payable		630	630	7 916	10 391
Deferred income	6.19.	640	640	499 438	466 651
Reserves for future expenses	6.20.	650	650	452 075	680 930
Other short-term liabilities	6.21.	660	660		126 570
Total section V		690	**690**	19 938 635	10 141 883
BALANCE (sum of lines 490+590+690)		700	**700**	45 246 483	47 377 088

TRANSLATION OF ORIGINAL RUSSIAN VERSION

Information about inventories accounted on off-balance accounts

Indicator	Notes	Indicator code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
Leased fixed assets	6.22.	910	901	2 486 213	2 614 350
including capital leases		911	911	478 543	1 857 397
Inventory items accepted into custody		920	902	97 513	135 053
Goods accepted on commission		930	903	8 233	7 788
Bad debt written off to losses		940	904	445 898	591 608
Assets received as collateral for liabilities and payments	6.23.	950	905	8 006 514	8 998 488
Assets pledged as collateral for liabilities and payments	6.24.	960	906	17 881 929	10 762 900
Depreciation of housing assets		970	907	18 425	14 056
Depreciation of land improvements and other similar assets		980	908	2 084	1 464
Intangible assets obtained for use			909	225 912	364 605

Information about net assets value

Indicator	Notes	Indicator code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
Net assets			1000	15 884 635	17 714 625

CEO ____________ S. V. Pridantsev
(signature) (name)

Chief accountant________ A. D. Kartashov
(signature) (name)

April 11, 2007

TRANSLATION OF ORIGINAL RUSSIAN VERSION

Annex № 3

PROFIT AND LOSS STATEMENT

			CODES
		Form No. 02 according to OKUD	0710002
for	2006	Date (year, month, day)	2006.12.31
Organization	CenterTelecom OJSC	OKPO	01140111
Taxpayer identification code	5000000970	TIC	5000000970
Type of activity	telecommunication services	OKVED	64.20
Legal status /form of ownership	open joint stock company/mixed	OKOPF/OKFS	47/31
Unit of measure:	thos. RUR	OKEI	384

Indicator	Notes	Indicator code	Line code	Reporting period	Similar period of the previous year
1	1a	2	2a	3	4
I. Operating income and expenses Revenue (net of value added tax, excise duties and similar obligatory charges)	7.1.	010	010	28 395 257	27 593 610
including that from sale of: telecommunication services			011	26 606 202	27 235 855
Cost of goods, products, works, services sold	7.2.	020	020	(21 212 271)	(21 662 209)
including: telecommunication services			021	(20 398 390)	(21 501 117)
Profit (loss) from operations		050	**050**	7 182 986	5 931 401
II. OTHER INCOME AND EXPENSES Interest receivable		060	060	47 460	2 949
Interest payable		070	070	(2 186 412)	(2 349 935)
Income from equity participation		080	080	15 472	6 163
Other income	7.3.	090	090	1 465 232	343 571
Other expenses	7.3.	100	100	(3 155 230)	(2 547 607)
Profit (loss) before taxation		140	**140**	3 369 508	1 386 542
Profit tax expenses (lines - 151+/-152+/-153) including:	7.4.		**150**	(1 321 659)	(731 619)
deferred tax liabilities		142	151	(393 916)	(159 608)
deferred tax assets		141	152	113 009	56 882
Current profit tax		150	153	(1 263 512)	(628 893)
Profit tax on adjusted returns for past periods			154	222 760	
Profit (loss) after tax	7.5.	190	**190**	2 047 849	654 923

TRANSLATION OF ORIGINAL RUSSIAN VERSION

Indicator	Notes	Indicator code	Line code	Reporting period	Similar period of the previous year
1	1a	2	2a	3	4
BY REFERENCE Imputed expenses/income on profit tax	7.4.		201	(808 682)	(332 770)
Permanent tax liabilities	7.4.	200	202	(512 977)	(398 849)
Permanent tax assets		200	203		

Indicator	Notes	Indicator code	Line code	Reporting period	Similar period of the previous year
1	1a	2	2a	3	4
Basic earnings (loss) per share	7.6.		301	1,16797	0,37267
Diluted earnings (loss) per share	7.6.		302		

*** To be completed in annual financial statements**

Breakdown of individual profits and losses

Indicator	Indicator code	Line code	Reporting period		Similar period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties, punitive damages recognized or imposed by a court (arbitration court) ruling		401	11 881	(31 217)	19 522	(29 488)
Profit (loss) brought forward		402	37 397	(1 136 965)	43 204	(61 275)
Reimbursement of damages caused by non-fulfillment or improper fulfillment of obligations		403	9 053	(1 666)	5 794	(1 241)
Exchange gains/losses from foreign currency transactions		404	86 497	(62 324)	100 690	(33 412)
Deductions to valuation reserves		405	1 118 165	(163 167)	159 199	(530 112)
Accounts receivable and accounts payable written off upon expiration of the recovery period		406	181 547	(16 501)	12 391	(27 061)

CEO ____________ S. V. Pridantsev **Chief accountant**________ A. D. Kartashov
(signature) (name) (name)

April 11, 2007

TRANSLATION OF ORIGINAL RUSSIAN VERSION

Annex № 4

STATEMENT OF CHANGES IN CAPITAL

			CODES
		Form No. 03 according to OKUD	0710003
for	2006	Date (year, month, day)	2006.12.31
Organization	CenterTelecom OJSC	OKPO	01140111
Taxpayer identification code	5000000970	TIC	5000000970
Type of activity	telecommunication services	OKVED	64.20
Legal status/ form of ownership	open joint stock company / mixed	OKOPF/OKFS	47/31
Unit of measure:	thos. RUR	OKEI	384

1. Changes in capital

Indicator	Indicator code	Line code	Authorized capital	Earned capital	Reserve capital	Retained profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Balance as of December 31, 2004		100	631 200	5 751 745	31 560	8 483 876	14 898 381
2005							
Changes in accounting policies		101	X	X	X		
Result from fixed asset revaluation		102	X		X		
Other		103	X		X		
Balance as of January 1, 2005		104	631 200	5 751 745	31 560	8 483 876	14 898 381
Changes in capital items:		200	5 680 799	(5 680 799)		515 724	515 724
Difference arising from foreign currency translation		201	X		X	X	
Net profit (loss) of the reporting year		202	X	X	X	654 923	654 923
Dividends		203	X	X	X	(139 199)	(139 199)
Appropriations to the reserve fund		204	X	X			
Additional shares issue on account of own sources		205			X		
Increase in the par value of shares		206	5 680 799	(5 680 799)	X		
Changes in capital by disposal of fixed assets		207	X		X		
Other		208					
Increase in capital through:		210					
additional issue of share		211			X	X	
reorganization of the legal entity		212					
other		213					
Decrease in capital through:		220				(28 908)	(28 908)
decrease in the number of shares		221		X	X		
decrease in the par value of shares		222		X	X	X	
reorganization of the legal entity		223					
other		224				(28 908)	(28 908)
Balance as of December 31, 2005		300	6 311 999	70 946	31 560	8 970 692	15 385 197
2006							
Result from fixed asset revaluation		301	X	X	X		
Effect of fixed assets revaluation		302	X		X		
Other		303	X		X		
Balance as of January 1, 2006	100	304	6 311 999	70 946	31 560	8 970 692	15 385 197
Changes in capital items:		400			33 425	1 841 186	1 874 611
Difference arising from foreign currency translation		401	X		X	X	
Net profit (loss) of the reporting year		402	X	X	X	2 047 849	2 047 849
Dividends		403	X	X	X	(173 238)	(173 238)
Appropriations to the reserve fund	110	404	X	X	33 425	(33 425)	
Additional shares issue on account of own sources	121	405			X		

TRANSLATION OF ORIGINAL RUSSIAN VERSION

Indicator	Indicator code	Line code	Authorized capital	Earned capital	Reserve capital	Retained profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Increase in the par value of shares	122	406			X		
Changes in capital by disposal of fixed assets		407	X		X		
Other		408					
Increase in capital through:		410					
additional shares issue on account of shareholders	121	411			X	X	
reorganization of the legal entity	123	412					
Other		413					
Decrease in capital through:		420				(11 834)	(11 834)
decrease in the number of shares	132	421		X	X		
decrease in the par value of shares	131	422		X	X	X	
reorganization of the legal entity	133	423					
other		424				(11 834)	(11 834)
Balance as of December 31, 2006	140	500	6 311 999	70 946	64 985	10 800 044	17 247 974

2. Reserves

Indicator	Indicator code	Line code	Balance as of the beginning of year	Received	Used / recovered	Balance as of the end of year
1	1a	2	3	4	5	6
Reserves established in accordance with legislation: Reserve Fund data of 2005		601	31 560			31 560
data of 2006		602	31 560	33 425		64 985
Reserves established in accordance with the charter documents: Company's Employee Share Ownership Fund data of 2005		603				
data of 2006		604				
Valuation reserves: Provisions for doubtful debts data of 2005		605	1 926 414	509 444	(308 030)	2 127 828
data of 2006		606	2 127 828	159 684	(1 303 216)	984 296
Provisions for impairment in value of financial investments data of 2005		607	5 509	20 083	(4 178)	21 414
data of 2006		608	21 414	1 056 553	(1 331)	1 076 636
Provisions for impairment in value of inventories data of 2005		609		585		585
data of 2006		610	585	14	(585)	14
Provisions for future expenses: data of 2005		611	291 542	168 437	(7 904)	452 075
data of 2006		612	452 075	380 650	(151 795)	680 930
Provisions for contingent liabilities: data of 2005		613				
data of 2006		614		126 570		126 570

CEO ____________ S. V. Pridantsev
(signature) (name)

Chief accountant ________ A.D. Kartashov
(signature) (name)

April 11, 2007

TRANSLATION OF ORIGINAL RUSSIAN VERSION

Annex № 5

CASH FLOW STATEMENT

			CODES
		Form No. 04 according to OKUD	0710004
for	2006	Date (year, month, day)	2006.12.31
Organization	CenterTelecom OJSC	OKPO	01140111
Taxpayer identification code	5000000970	TIC	5000000970
Type of activity	telecommunication	OKVED	64.20
Legal status /form of ownership	open joint stock company/mixed	OKOPF/OKFS	47/31
Unit of measure:	thos. RUR	OKEI	384

Indicator	Indicator code	Line code	Reporting year	Similar period of the previous year
1	1a	2	3	4
Balance of cash at beginning of year		**010**	952 823	1 369 119
OPERATING ACTIVITIES Cash flows from operating activities		**020**	35 050 786	31 314 386
funds received from buyers, customers		021	27 745 950	30 788 931
funds received as an agent		022	7 033 097	74 216
other earnings		023	271 739	451 239
Cash disbursements for:		**030**	(26 626 097)	(26 008 358)
payment of goods, works, services, raw material and other current assets purchased	150	031	(7 554 286)	(9 162 732)
payroll	160	032	(6 916 928)	(6 458 238)
payment of interest	170	033	(2 113 053)	(2 412 420)
payment of taxes and levies	180	034	(8 090 973)	(6 543 279)
settlements on agency agreements		035	(950 732)	(65 256)
other expenses		036	(1 000 125)	(1 366 433)
Net cash flows from operating activities		**040**	8 424 689	5 306 028
INVESTMENT ACTIVITIES Cash flows from investing activities		**050**	1 092 194	312 724
proceeds from sale of fixed asset items and other non-current assets	210	051	17 297	16 885
proceeds from the sale of securities and other financial investments	220	052	1 020 971	138 337
dividends, income from participation received	230	053	14 587	9 984
interest received	240	054	2 170	413
proceeds from repayment of borrowings provided to other entities	250	055		412
other income from investing activities		056	37 169	146 693

TRANSLATION OF ORIGINAL RUSSIAN VERSION

Indicator	Indicator code	Line code	Reporting year	Similar period of the previous year
1	1a	2	3	4
Cash disbursements for:		**060**	(6 555 028)	(6 335 351)
purchase of fixed assets, income-bearing investments in tangible	290	061	(3 272 922)	(6 019 096)
purchase of stock, shares, interests	280	062		(185 126)
purchase of debt securities and other financial investments	300	063	(3 282 106)	(131 004)
loans provided to other entities	310	064		(90)
other expenses on investing activities		065		(35)
Net cash flows from investing activities	**340**	**070**	(5 462 834)	(6 022 627)
FINANCIAL ACTIVITIES **Cash flows from financing activities**		**080**	11 379 167	10 238 572
proceeds from loans and borrowings provided by other entities		081	11 363 270	10 194 064
other income from financing activities		082	15 897	44 508
Cash disbursements for:		**090**	(14 418 473)	(9 938 269)
repayment of loans and borrowings (net of interest)		091	(12 298 234)	(8 314 481)
repayment of financial lease obligations		092	(1 965 097)	(1 479 185)
dividend payments	170	093	(154 326)	(136 354)
other expenses on financihg activities		094	(816)	(8 249)
Net cash flows from financihg activities		**100**	(3 039 306)	300 303
Net increase (decrease) in cash and cash equivalents		**110**	(77 451)	(416 296)
Balance of cash as of the end of the reporting period		**120**	875 372	952 823
Effect of changes in the exchange rate of foreign currency to the ruble		130		7

CEO ____________ S. V. Pridantsev
(signature) (name)

Chief accountant________ A. D. Kartashov
(signature) (name)

April 11, 2007

TRANSLATION OF ORIGINAL RUSSIAN VERSION

Annex nº 6

ANNEX TO THE BALANCE SHEET

			CODES
		Form No. 05 according to OKUD	0710005
as of	December 31, 2006	Date (year, month, day)	2006.12.31
Organization	CenterTelecom OJSC	OKPO	01140111
Taxpayer identification code	5000000970	TIC	5000000970
Type of activity	telecommunication services	OKVED	64.20
Legal status / form of ownership	open joint stock company / mixed	OKOPF/OKFS	47/31
Unit of measure:	thos. RUR	OKEI	384

1. Intangible assets

Indicator	Indicator code	Line code	As of the beginning of the reporting year	Received	Disposed	As of the end of the reporting year
1	1a	2	3	4	5	6
Intellectual property assets (exclusive rights to results of intellectual property)	010	101	1 525	1 084	(27)	2 582
including the rights of: *a patent holder to an invention, industrial design, utility model*	011	102	188	408	(27)	569
a beneficiary to computer software programs, databases	012	103	1 279	651		1 930
an owner to a trademark and a service mark, the name of the place of origin of goods	014	104	58	25		83
other	015	105				
Other	040	106				
Total		110	1 525	1 084	(27)	2 582

Indicator	Indicator code	Line code	As of the beginning of the reporting year	As of the end of the reporting year
1	1a	2	3	4
Amortization of intangible assets - total	050	**120**	1 041	1 173
including the rights of: *a patent holder to an invention, industrial design, utility model*		121	19	35
a beneficiary to computer software programs, databases		122	1 001	1 109
an owner to a trademark and a service mark, the name of the place of origin of goods		123	21	29
other		124		

2. Fixed assets

Indicator	Indicator code	Line code	As of the beginning of the reporting year	Received	Disposed	As of the end of the reporting year
1	1a	2	3	4	5	6
Buildings		201	4 653 326	168 525	(16 133)	4 805 718
Structures and transmission devices		202	15 781 113	1 134 816	(128 635)	16 787 294
Machinery and equipment		203	27 967 642	2 360 547	(603 556)	29 724 633
Vehicles		204	594 378	22 294	(13 402)	603 270
Computers and office equipment		205	1 564 798	302 044	(18 700)	1 848 142
Housing stock		206	83 993	1 944	(8 452)	77 485
Land plots and objects of the utilization of natural resources		207	25 058	10 517	(86)	35 489
Other fixed assets		208	728 420	27 736	(42 782)	713 374
Total		**210**	51 398 728	4 028 423	(831 746)	54 595 405

Indicator	Indicator code	Line code	As of the beginning of the reporting year	As of the end of the reporting year
1	1a	2	3	4
Depreciation of fixed assets - total	140	**220**	19 615 711	23 112 935
including: buildings		221	1 011 568	1 080 827
structures and transmission devices		222	6 133 574	6 740 284
machinery and equipment		223	10 776 211	13 273 092
vehicles		224	407 850	456 730
computers and office equipment		225	828 181	1 093 145
other types of fixed assets		226	458 327	468 857

Indicator	Indicator code	Line code	As of the beginning of the reporting year	As of the end of the reporting year
1	1a	2	3	4
Fixed assets items out of line 210 leased out - total		**230**	119 885	163 846
including: buildings		231	53 444	100 648
structures and transmission devices		232	43 072	33 915
machinery and equipment		233	5 693	7 867
vehicles		234	14 866	17 682
other types of fixed assets		235	2 810	3 734
Fixed assets items out of line 210 laid-up		240	15 047	13 804

BY REFERENCE	Indicator code	Line code	As of the beginning of the reporting year	As of the end of the reporting year
1	1a	2	3	4
Revaluation of fixed assets:		**250**		x
historical (replacement) cost	171	251		x
depreciation	172	252		x
Fixed assets items received on lease - total		**260**	2 486 213	2 614 350
including: buildings		261	225 524	259 202
structures and transmission devices		262	208 846	319 804
machinery and equipment		263	1 912 029	1 910 699
vehicles		264	32 213	31 449
other types of fixed assets		265	107 601	93 196
Real estate items under operation and included in fixed assets prior to title registration		270	904 238	744 153

3. Income-bearing investments into inventories

Indicator	Indicator code	Line code	As of the beginning of the reporting year	Received	Disposed	As of the end of the reporting year
1	1a	2	3	4	5	6
Property for leasing		301				
Property granted under hire contract		302				
Other		303	1 471	15		1 486
total		**310**	1 471	15		1 486

Indicator	Indicator code	Line code	As of the beginning of the reporting year	As of the end of the reporting year
1	1a	2	3	4
Depreciation of income-bearing investments in tangible assets		311	37	39

4. Expenditures on R&D and technology works

Indicator	Indicator code	Line code	As of the beginning of the reporting year	Received	Written off	As of the end of the reporting year
1	1a	2	3	4	5	6
R&Ds completed, outcomes of which are utilized for operating or managerial needs of the organization	310	400		3 239	(720)	2 519

FOR REFERENCE	Indicator code	Line code	As of the beginning of the reporting year	As of the end of the reporting year
1	1a	2	3	4
Amount of expenses for research, development and engineering projects in progress	320	401	739	2 542

BY REFERENCE	Indicator code	Line code	Reporting period	Similar period of the previous year
1	1a	2	3	4
Expenditures referred to operating expenses		402	720	
Amount of expenses for research, development and engineering projects which have not yielded positive results that are taken to other expenses		403		5 874

5. Financial investments

Indicator	Indicator code	Line code	Long-term		Short-term	
			As of the beginning of the reporting period	As of the end of the reporting period	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	3	4	5	6
Contributions to charter (pooled) capital of other entities - total	510	501	1 632 339	577 787		
including subsidiaries and associates	511	502	1 606 977	551 078		
State and municipal securities	515	503				
Securities of other entities	520	504	163	1 091 207		834 025
Loans, granted	525	505				
Deposits	530	506				360 036
Other	535	507	6 709	3 187	4 200	
Total	540	**510**	1 639 211	1 672 181	4 200	1 194 061
Included in the total financial investments which have current market value: - Contributions to charter (pooled) capital of other entities- total	550	511				
including subsidiaries and associates	551	512				
State and municipal securities	555	513				
Securities of other entities	560	514				
Other	565	515				
Total	570	**520**				
BY REFERENCE For financial investments which have current market value changes in value as a result of adjustment	580	521				

6. Expenses for ordinary operations (classified by type of expenses)

BY REFERENCE	Indicator code	Line code	Reporting year	Previous year
1	1a	2	3	4
Material costs	710	601	(1 949 049)	(1 916 603)
Payroll	720	602	(7 847 146)	(7 297 210)
Deductions to meet social needs	730	603	(1 828 942)	(1 731 863)
Depreciation and amortization	740	604	(3 767 380)	(3 363 844)
Other costs and expenses	750	605	(5 819 754)	(7 352 689)
TOTAL by type of expenses	760	**610**	(21 212 271)	(21 662 209)
Changes in balances (increase [+], decrease [-]): or work in progress	765	621	(467)	(156)
Expenses of future periods	766	622	1 073 840	181 265

7.Guarantees and collateral

Indicator	Indicator code	Line code	As of the beginning of the reporting year	As of the end of the reporting period
1	1a	2	3	4
Gruarantees and collateral received - total		**710**	8 006 514	8 998 488
including: bank guarantees		711		
third party securities		712	8 004 566	8 998 488
promissory notes		713	1 948	
Pledged property		**714**		
including: Items of property, plant and equipment		715		
securities and other financial investments		716		
other property		717		
other		718		
Securities issued- total		**720**	17 881 929	10 762 900
including: third party securities		721	2 812 210	1 869 773
promissory notes		722	7 038 635	8 721 351
Pledged property		**723**	7 976 087	143 866
including: Items of property, plant and equipment		724	7 976 087	143 866
securities and other financial investments		725		
other property		726		
other		727	54 997	27 910

8. Government grants

Indicator	Indicator code	Line code	Reporting period	Similar period of the previous year
1	1a	2	3	4
Government grants received in the reporting period - total	910	**810**		1 727
including: Funds to finance capital expenditures		811		1 727
Funds to finance current expenditures		812		

Indicator	Indicator code	Line code	As of the beginning of the reporting year	Received over the reporting period	Repaid over the reporting period	As of the end of the reporting period
1	1a	2	3	4	5	6
Government loans - total	920	**820**				
Funds to finance capital expenditures		821				
Funds to finance current expenditures		822				

CEO ____________ S.V. Pridantsev
(signature) (name)

Chief accountant ________ A.D. Kartashov
(signature) (name)

April 11, 2007

Annex № 7

EXPLANATORY NOTES
to Financial Statements of CenterTelecom OJSC for 2006

TRANSLATION OF ORIGINAL RUSSIAN VERSION

1. Contents

2. General Information

Open Joint Stock Company Central Telecommunication Company , abbreviated name CenterTelecom OJSC, TIC 5000000970, (hereinafter the "Company") is registered by Order No. 567-r of the Head of Administration of Moscow Region dated June 09, 1994, ; Certificate of State Registration No. 127 of June 20, 1994, .

In accordance with the Federal Law "On State Registration of Legal Entities", the Company was registered with the Inspectorate of the RF Ministry for Taxes and Levies for Khimki, Moscow Region, in the Unified State Register of Legal Entities on November 1, 2002, with Main State Registration Number 1025006174710.

The Certificate of Registration with the Unified State Register of Legal Entities about the legal entity registered before July 1, 2002, dated November 1, 2002, No. 001494534.

The Company's registered office: 23 Proletarskaya str., Khimki, Moscow Region, 141400, the Russian Federation.

The Company employed 56,317 persons as of December 31, 2006 (65,208 persons as of December 31, 2005).

In accordance with the licenses obtained, the core activities of the Company include:

- provision of local and intrazone telephone communication services;
- provision of local telephone communication services with the use of coin-boxes and shared stations;
- provision of cellular mobile communication services (GSM-900, GSM-1800, NMT-450, AMPS/D-AMPS);
- lease out of physical communication circuits, channels and paths, including broadcasting channels;
- provision of telematic services (including electronic mail service, information resources access service, information service, Telefax service, Comfax service, Bureaufax service, message processing service, voice message service, voice transmission service, audio conference calls, video conference calls, Internet);
- provision of data transmission services;
- other.

TRANSLATION OF ORIGINAL RUSSIAN VERSION

Central Telecommunication Company OJSC
Explanatory Notes to Financial Statements for 2006
General

Registrar:

Full trade name: ***Open Joint Stock Company Associated Registration Company***
Abbreviated trade name: **ORK OJSC**
Registered office: ***70 Pyatnitskaya str., Moscow, 113095***
Postal address: ***P.O.Box 162, 15a Kalanchevskaya str., Moscow, 107078***
Telephone: ***(495) 933-42-21***
Fax: ***(495) 933-42-21***
E-mail: ork@ork-reestr.ru
Registrar's license for keeping securities holders' register: ***10-000-1-00314***
Date of issue: ***March 30, 2004***
Valid for: ***unlimited term***
Issuing authority: ***the Federal Commission for Securities Market***
Registrar keeps the Issuer's securities register from: ***December 13, 2005***

Auditor:

Name: ***Ernst and Young LLC***
Registered office: ***build. 1, 77 Sadovnicheskaya emb., Moscow, 115035***
Postal address: ***build. 1, 77 Sadovnicheskaya emb., Moscow, 115035***
Telephone: ***(495) 755-97-00***
Fax: ***(495) 755-97-01***
E-mail: ***moscow@ru.ey.com***
Auditor's license:
License number: ***E002138***
Date of issue: ***September 30, 2002***
Valid for: ***5 years***
Issuing authority: ***Ministry of Finance of the Russian Federation***

Board of Directors:

Chairman of the Board of Directors:

- **Alexander Nikolaevich Kiselev** – General Director, Svyazinvest OJSC;

Members of the Board of Directors:
- **Nikolai Bagratovich Arutyunov** – Director of Analytics Department, Moscow Representative Office of NCH Advisor Inc.;
- **Boris Dmitrievich Antonyuk** – Deputy Minister of Information Technologies and Telecommunications of the Russian Federation;
- **Andrei Vladimirovich Beskorovainyi** – Head of the Federal Telecommunications Agency;
- **Valery Viktorovich Degtyaryov** – General Director, Professional Telecommunications CJSC;
- **Sergei Ivanovich Kuznetsov** – Deputy Chairman of the Board of Directors, CenterTelecom OJSC;
- **Dmitry Alexandrovich Milovantsev** – Deputy Minister of Information Technologies and Telecommunications of the Russian Federation;

- **Oksana Valerievna Petrova** – Head of Methodology and Information Department, Department for Corporate Management and Legal Support, Svyazinvest OJSC;
- **Viktor Dmitrievich Savchenko** – Executive Director, Director of Department for Corporate Management and Legal Support, Svyazinvest OJSC;
- **Elena Petrovna Sel'vich** – Executive Director, Director of Department for Economics and Finance, Svyazinvest OJSC;
- **Valery Nikolaevich Yashin** – member of the Board of Directors, CenterTelecom OJSC.

Management Board:

Chairman of the Management Board:

- **Sergei Vladimirovich Pridantsev** – General Director, CenterTelecom OJSC;

Members of the Management Board:

- **Pavel Valerievich Antyushin** – Director of Department for Legal Support, CenterTelecom OJSC;
- **Alexander Pavlovich Gribov** – Administrative Director, CenterTelecom OJSC;
- **Dmitry Valerievich Karmanov** – Deputy General Director, HR Director, CenterTelecom OJSC;
- **Andrei Dmitrievich Kartashov** – Chief Accountant, CenterTelecom OJSC;
- **Alexander Ivanovich Kirillov** – Deputy General Director, Technical Director, CenterTelecom OJSC;
- **Alexander Alexandrovich Lutskiy** – Deputy General Director, Financial Director, CenterTelecom OJSC;
- **Sergei Viktorovich Nazarov** – Deputy General Director, Commercial Director, CenterTelecom OJSC;
- **Dmitry Anatolievich Parkhomenko** – Director for Legal Issues and Relations with Governmental Authorities, CenterTelecom OJSC.

Audit Committee:

Chairman of the Audit Committee:

- **Olga Grigorievna Korolyova** – Chief Accountant, Svyazinvest OJSC;

Members of the Audit Committee:

- **Stanislav Petrosovich Avdiyants** – Executive Director, Director of Department for Strategic Development, Svyazinvest OJSC;
- **Valentina Fyodorovna Veremyanina** – Deputy Director of Department for Corporate Governance and Legal Support, Svyazinvest OJSC;
- **Elena Petrovna Degtyaryova** – Member of the Audit Committee, CenterTelecom OJSC;
- **Sergei Vladimirovich Podosinov** – Deputy Head of Internal Audit Department, Svyazinvest OJSC;
- **Ilya Vladimirovich Ponomaryov** – Member of the Audit Committee, CenterTelecom OJSC;
- **Ivan Vladimirovich Topolya** – Member of the Audit Committee, CenterTelecom OJSC.

3. Accounting Policy

These financial statements of the Company are prepared on the basis of the following accounting policy.

Basis of preparation

The Company keeps accounting records in accordance with Federal Law No. 129-FZ, dated November 21, 1996, "On Accounting" (as amended on July 23, 1998, March 28 and December 31, 2002; January 19, May 28, June 30, 2003) and the Statute Concerning Accounting and Reporting in the Russian Federation" as approved by Order No. 34n of the Ministry of Finance of the Russian Federation , dated July 29, 1998 (as amended on December 30, 1999, and March 24, 2000), as well as applicable Accounting Statements.

Financial statements of the Company for 2006 have been prepared in accordance with the same Law and regulations based on the assumption that the Company will proceed with its activities in the foreseeable future, and neither intends, nor needs to be liquidated or to reduce its activities considerably; consequently, liabilities will be met in the applicable procedure.

Assets and liabilities denominated in foreign currencies

Official exchange rate of a foreign currency to Ruble as of the date of relevant transaction was applied in accounting for economic transactions denominated in foreign currencies. Cash assets and liabilities denominated in foreign currencies are reflected in the financial statements in the amounts calculated based on the exchange rates fixed by the Central Bank of the Russian Federation as of the reporting date (RUR per currency units):

Currency	December 31, 2005	December 31, 2006
US dollar	28.7825	26.3311
Euro	34.1850	34.6965

Exchange differences that have arisen over the year on transactions with assets and liabilities, as well as through recalculation as of the reporting date, are referred to other income and expenses.

The ruble equivalent of currency balances as of the year beginning and foreign currency flows over the year in the Cash Flow Statement are calculated based on the official exchange rate as of December 31, 2006, hence, comparable data are calculated based on the official exchange rate as of December 31, 2005.

Short-term and long-term assets and liabilities

Assets (liabilities) in the statements are referred to short-term assets (liabilities), if the term of circulation (repayment) thereof does not exceed 12 months upon the reporting date. All the other assets and liabilities are presented in the statements as long-term.

Intangible assets

Intangible assets include the trademark and exclusive intellectual property rights: patents for invention of utility models, software programs and databases.

Intangible assets are shown in the statements at historical cost less amortization accumulated over the whole term of use.

Value of intangible assets is amortized by the straight-line method within the fixed useful life. The useful life is defined by the designated committee and approved in the applicable procedure based on the expected period of the item use, within which the Company intends to gain economic benefits (income) from its use.

Fixed assets

Fixed assets are accepted for accounting at historical cost.

Historical cost of fixed assets purchased against consideration is the amount of actual costs for purchase, construction and manufacture, excluding value added tax and other recoverable taxes (except for the cases provided for by the laws of the Russian Federation).

Historical cost of fixed assets purchased in exchange for goods (inventories) other than money is the value of transferred or transferable assets. The latter has been measured based on the price, at which the Company usually defined value of similar goods (inventories) in comparable conditions.

Fixed assets are shown in the Balance Sheet at historical (replacement) cost less depreciation accrued over the whole term of operation.

Fixed assets include the real estate items accepted for operation and actually used before the state registration of the title to such items.

Depreciation of fixed assets is accrued by the straight-line method based on the accepted useful life :

buildings	-	7 -100 years
constructions and switches	-	7 - 59 years
telecommunication equipment	-	7 – 30 years
vehicles	-	3,5 – 10 years
computer and office equipment	-	4 – 12 years
other items	-	2 - 16 years

Land is not depreciated.

Commissioned housing stock and external improvements are not depreciated.

Expenses on all types of repair are included in operating expenses for the reporting period. No provision for future expenses on fixed assets repair was created.

Depreciation on the fixed assets received under financial lease contracts starting from 2006 and accounted for as the Company's fixed assets is accrued by the straight-line method based on the established useful life.

Depreciation on the fixed assets received under financial lease contracts before 2006 and accounted for as the Company's fixed assets is accrued by the straight-line method based on the useful life equal to the term of the lease.

Financial investments

Financial investments, for which no current market value is determined, are reflected in the balance sheet at their historical cost.

Historical cost of financial investments:

- acquired against consideration is measured as the total of the Company's actual expenses on their acquisition;
- acquired under contracts providing for non-cash payment is measured as the value of the assets transferred by the Company;
- in the form of contributions to the capital of subsidiaries, associates and other companies is measured as money value agreed upon by founders (participants) of such companies.

Financial investments, for which a stable material impairment is determined as of the end of 2006, are shown in the Balance Sheet net of provision for impairment of financial investments. The amount of the provision is charged to an increase in other expenses.

In case of sale or another disposal of securities, for which no current market value is determined, issued securities to be disposed of were evaluated by the first in, first-out method (FIFO); non-issued securities to be disposed were evaluated at actual value of each security.

Research and development costs

Research and development works completed as of December 31, 2006, are included in other non-current assets, when their results are not subject to legal protection in accordance with the effective laws, or are subject to legal protection but have not been formalized according to the applicable legal procedure , and the Company expects future economic benefits from their use for operating and managerial purposes .

Research and development works uncompleted as of December 31, 2006, are reflected in capital investments.

Completed and uncompleted R&D works are measured by amount of all expenses related to their performance.

The cost of completed R&D is written off to operating expenses by the straight-line method within the period when it is expected to generate economic benefits, however, not more than 3 years.

Inventories

Inventories are carried in the financial statements at the actual acquisition cost, which is understood as follows:

- inventories purchased against consideration – total amount of actual costs , including the cost of bringing the inventories to usable condition, excluding value added tax and other recoverable taxes;

- inventories manufactured by the organization – total amount of manufacturing costs ;
- inventories received under gift contracts (free of charge), as well as those remaining upon disposal of fixed assets and other property – the current market value as of the date of entering in accounting records;
- inventories received under agreements that provide for non-cash payment – value of the assets transferred or transferable by the organization.

Goods in retail are carried at selling prices.

Assets purchased after 2006, subject to the conditions set forth in clause 4 of Accounting Statement 6/2001 "Fixed Assets Accounting" and valued under RUR 10,000 are included in Inventories.

Inventories are reflected in the financial statements net of impairment provision . The provision was created in the amount difference between the current market value and the actual cost of inventories that are obsolete, damaged (partially damaged) or impaired. Expenses on creation of the provision have been charged to other expenses.

Inventories to be disposed of (except for precious metals) are measured at average weighted cost.

Precious metals are depreciated at unit cost.

Deferred expenses

Expenses incurred by the Company during the reporting period, but related to future reporting periods are reported as deferred expenses. Such expenses are written off for designated purposes equally within the periods to which they relate.

Deferred expenses related to purchase and deployment of software products and databases to be used for the period of over 12 months are reflected in the Balance Sheet as other non-current assets .

Trade accounts receivable

Trade accounts receivable are reflected in the financial statements taking into account VAT paid to the budget after receipt of payment on accounts receivable, and measured based on the prices fixed by the agreements between the Company and buyers (customers) taking into account all discounts (extra charges) provided by the Company. Bad debts were written off from the balance sheet as they were recognized as such.

Accounts receivable for services, works, goods, products, fixed assets, inventories and other property sold that have not been repaid when due in accordance with the agreements and not secured by relevant guarantees are reflected net of provisions for doubtful debts.

The amount of the provision is determined individually for every debt based on the inventory carried out depending on the debtor's solvency and probability of debt repayment.

As an individual review of every doubtful debt on telecommunication services is impossible in telecommunication companies because of a great number of subscribers, the provision is created in the amount of 100 percent of all outstanding debts for telecommunication services, overdue 90 days and more as of the date of provision creation. No provision is created for debts overdue less than 90 days.

Provision for debts of social security authorities on compensation for expenses related to privileges on telecommunication services is created based on the results of an inventory of debts under contracts (agreements) with the social security authorities.

Provisions for doubtful debts are charged to an increase in other expenses.

Loans and borrowings received

The Company transfers long-term payables on loans and borrowings to short-term payables, when the principal debt matures in 365 days according to the terms of the loan and (or) credit agreement.

The Company revaluates the loans and borrowings denominated in foreign currency and/or conventional monetary units as of every reporting date. Differences arising from revaluation are charged to other expenses.

Interest on loans and borrowings received that are directly used for purchase or building investment assets are charged to an increase in the value of such investment assets.

Additional expenses incurred in connection with receipt of loans or borrowings include expenses related to:

- provision of legal and consultancy services to the Company;
- provision of agency services to the Company on placement of paper credits and bonded loans;
- expert examinations;
- other expenses directly related to receipt of cash loans.

Additional expenses related to receipt of loans and borrowings, placement of debt liabilities, are recognized by the Company as expenses of the period, in which they were incurred.

Interest on loans (borrowings) received are accrued on a monthly basis in accordance with the procedure specified by the relevant agreement.

The amount of discount payable to the note holder on cash borrowings obtained through issue of the Company's promissory notes is charged to deferred expenses with further write-off to other expenses in equal installments on a monthly basis within the term of promissory notes circulation.

The amount of discount on cash borrowings obtained through issue of the Company's bonds, in case of sale of the bonds issued at the price other than par value thereof (with discount), is charged to deferred expenses with further write-off to other expenses in equal installments on a monthly basis within the term of bonds circulation.

Revenue

Revenues from sale of products and services are recognized on an accrual basis, i.e. as the services are provided, and reflected in the financial statements net of value added tax and discounts given to buyers.

Revenues from sale of products through exchange of commodities (barter) are measured at the value of inventories received or receivable by the Company as calculated based on the prices at which the Company normally measures the value of similar inventories in comparable circumstances.

Proceeds from lease out of the Company's property are included in operating income.

Dividends are recognized in other income as they are declared.

Expenses

The Company calculates full production cost of the services provided, works performed, products sold without breakdown into managerial and commercial expenses.

Expenses are recognized by activities in accordance with Order No. 54 of the Ministry of Information Technologies and Telecommunications of the Russian Federation dated May 02, 2006, "Approval of Procedure for Separate Accounting by Telecommunication Operators of Revenues and Expenses by Types of Activities , Telecommunication Services Provided and Parts of Telecommunication Network Used to Provide Such Services".

Provisions for future expenses

The Company creates provision for vacations of employees and provision for future expenses on yearend bonuses.

Expenses on creation of the provisions are charged to operating expenses, as well as to other expenses depending on the type of activities, in which employees taken into account in calculating provisions for future expenses are engaged.

Pensions

Social charges are made through payment of unified social tax calculated by the Company at regressive rate, amounts of which are given in clause 1, Article 241 of the Tax Code of the Russian Federation. The tax base for unified social tax is measured at the amount of salary and other remuneration of every employee. The Company pays unified social tax to three governmental non-budgetary funds: the Pension Fund of the Russian Federation, the Fund of Social Insurance of the Russian Federation, and the Fund of Obligatory Medical Insurance of the Russian Federation.

The Company participates in the lump sum pecuniary aid plan (in the amount of 100% of salary) for the Company's employees in case of their retirement. This plan covers all the Company's employees and does not provide for creation of any special funds. Pecuniary aid is provided to employees, who worked with the Company for 10 years and more.

The Company also participates in the pension plan within the framework of the non-governmental pension scheme. Amounts of contributions are determined on an annual basis and charged to expenses as soon as they arise. See clause 9 hereof.

Changes in the Accounting Policy for the year 2006

No changes in the accounting policy that could considerably influence the financial statements were made in 2006.

Changes in the Accounting Policy for the year 2007

In accordance with the amended Accounting Statement "Accounting for Assets and Liabilities Denominated in Foreign Currency" (PBU 3/2006), as approved by Order No. 154n of the Ministry of Finance of the Russian Federation dated November 27, 2006, , accounting for assets and liabilities denominated in foreign currency and payable in rubles will be changed in 2007.

According to the new regulations, for the purpose of financial statements amounts denominated in foreign currency and payable in Rubles are to be translated in Rubles at the official rate of the foreign currency established by the Central Bank of the Russian Federation as of the reporting date or at another rate fixed by relevant contract.

No other changes will be made in the accounting policy for 2007 that could considerably influence the financial statements .

4. Comparative data

Comparative data (corresponding figures) in the Company's financial statements for 2006 are generated through adjusting the financial statements for 2005 and bringing them into correspondence with the indicators for 2006.

Changes in the opening balance as of January 01, 2006

Line code	Balance as of 31.12.2005	Balance as of 01.01.2006	Deviations	Comments
130	2,029,012	2,026,268	(2,744)	Construction in progress valued under KRUR 10 transferred to line 211.
145	224,296	296,658	72,362	Deferred tax assets on provision for unused vacations in the amount of KRUR (72,362) (line 16).
150	3,425,635	3,428,746	3,111	Advance on software products transferred from line 242.
190	**39,103,089**	**39,175,818**	**72,729**	**Total section**
210	1,150,003	1,152,747	2,744	Construction in progress valued under KRUR 10 transferred from line 130.
211	534,800	537,544	2,744	Construction in progress valued under KRUR 10 transferred from line 130.
242	145,856	146,786	930	Advance on software products in the amount of KRUR (3,111) transferred to line 150; and advances on land lease in the amount of KRUR 4,041 transferred from line 243.
243	376,550	368,105	(8,445)	Advances on land lease in the amount of KRUR 4,041 transferred to line 242; VAT on advances in the amount of KRUR 3,715 extracted; and profit tax balance in the amount of KRUR 689 netted.
290	**6,075,436**	**6,070,665**	**(4,771)**	**Total section**
300	**45,178,525**	**45,246,483**	**67,958**	**Total balance sheet**
420	646,822	70,946	(575,876)	Other elements of additional paid-in capital in the amount of KRUR 575,876 reclassified in line 460 (see Note 6.12 hereof).
460	8,623,963	8,970,692	346,729	Liabilities in the amount of provision for unused vacations in the amount of KRUR (301,509) and deferred tax assets on the provision for unused vacations in the amount of KRUR 72,362 reflected. Other elements of additional paid-in capital in the amount of KRUR 575,876 reclassified from line 420.
490	**15,614,344**	**15,385,197**	**(229,147)**	**Total section**
620	4,646,768	4,642,364	(4,404)	Total line
621	2,739,893	2,739,946	53	Land lease payables in the amount of KRUR 53 transferred from line 625.

Central Telecommunication Company OJSC
Explanatory Notes to Financial Statements for 2006
Analysis and Evaluation of Balance Sheet Structure and Profit Dynamics
(in KRUR, unless specified otherwise)

Line code	Value as of 31.12.2005	Value as of 01.01.2006	Deviations	Comments
622	430,960	427,245	(3,715)	Netted VAT on advances in the amount of KRUR 3,715
625	526,875	526,140	(735)	Land lease payables in the amount of KRUR (53) transferred to line 621; payables of vehicle owners in the amount of KRUR 7 transferred from line 626; profit tax balance in the amount of KRUR (689) netted.
626	936,064	936,057	(7)	Tax payables in the amount of KRUR 7 transferred to line 625.
650	150,566	452,075	301,509	Liabilities on provision for unused vacations in the amount of KRUR (301,509) recognized.
690	**19,641,530**	**19,938,635**	**297,105**	**Total section**
700	**45,178,525**	**45,246,483**	**67,958**	**Total Balance Sheet**
901	2,504,712	2,486,213	(18,499)	Property items that are not owned by the Company eliminated in accordance with the requirements of the corporate Accounting Policy.
909	142,058	225,912	83,854	Included pay phone cards expenses

Due to recognition of the provision for future expenses on unused vacations (see Note 3 hereof), line 650 "Provisions for future expenses" was adjusted as of the beginning of the reporting period in the amount of KRUR 301,509 , and line 145 "Deferred tax assets" in the amount of KRUR (72,362).

This resulted in changing the amount in line 460 "Retained earnings (uncovered loss) of past years" in the amount of KRUR (229,147) .

Changes in the comparative information for 2005 in the Profit and Loss Statement:

Line code	Column 3, Form 2 for 2005	Column 4, Form 2 for 2006	Deviations	Comments
020	(21,248,503)	(21,662,209)	(413,706)	Expenses on provision for unused vacations in the amount of KRUR 17,871 recognized; and payments to personnel in the amount of KRUR 395,835 transferred from line 100.
050	**6,345,107**	**5,931,401**	**413,706**	**Total**
090	45,639	343,571	297,932	Non-operating and extraordinary income transferred from lines 120 and 170, respectively.
100	(1,364,457)	(2,547,607)	(1,183,150)	Non-operating and extraordinary expenses in the amount of KRUR 1,578,985 transferred from lines 130 and 180, respectively; and payments to personnel in the amount of KRUR 395,835 . transferred to line 020
120	295,388	---	(295,388)	Transferred to line 090.
130	(1,577,694)	---	1,577,694	Transferred to line 100.
140	**1,403,160**	**1,386,542**	**(16,618)**	**Total**
150	**(735,908)**	**(731,619)**	**4,289**	**Total**
152	52,593	56,882	4,289	Deferred tax assets on provision for unused vacations in the amount of KRUR4,289 recognized
160	**667,252**	---	**(667,252)**	**Total**
170	2,543	---	(2,543)	Transferred to line 090.
180	(1,291)	---	1,291	Transferred to line 100.
190	**668,504**	**654,923**	**(13,581)**	**Total**
201	(337,059)	(332,770)	(4,289)	Deferred tax assets on provision for unused vacations in the amount of KRUR 4,289 recognized.

In accordance with Orders No. 115n and No. 116n of the Ministry of Finance of the Russian Federation dated September 18, 2006, "On Amendment of Regulatory Legal Acts on Accounting", the lines reflecting non-operating income and expenses and extraordinary income and expenses were eliminated from the Profit and Loss Statement in the financial statements for 2006. In this connection, the Company has changed the presentation of comparative information about other income and expenses for 2005. Amounts reflected in 2005 in excluded lines 120 "Non-operating income" and 170 "Extraordinary income" are shown in line 090 "Other income" of the Profit and Loss Statement for 2006. Information about other expenses is presented in a similar way.

Based on the prudence considerations and for the purpose of generating reliable information about the liabilities as of the end of the reporting period, the Company has created a provision for future expenses on payment for unused vacations of the employees in the financial statements for 2006, since in virtue of the acting laws, the Company has obligations on such payments as of the end of the reporting period. The amount of the provision was defined based on the results of inventory taking and was KRUR 337,744 as of December 31, 2006.

The Company did not create such a provision in the previous reporting periods. In accordance with the current regulations on accounting and reporting, expenses on the creation of the provision for unused vacations as of January 1, 2006, are to be included in the financial results of 2006 without any adjustment of accounting records or financial statements for the previous reporting year. Taking into account calculation and reflection of this provision in the previous reporting periods, the Company's management assesses it in the amount of KRUR 301,509 .

The Company's management believes that adjustment of the relevant indicators of the previous periods in the financial statements for 2006, as if the Company created such a provision earlier, will ensure the most reliable and complete representation of the Company's financial position and financial performance, and any changes in its financial position over the reporting period and previous periods. The Company's management believes that such adjustment of the relevant indicators of the previous periods will make them comparable with the data for the reporting period related to this element of the Company's economic activities.

Therefore, when preparing the financial statements for 2006, the Company adjusted the comparable data on the provision for future expenses on unused vacations of employees for 2005 in the financial statements for 2006 as follows:

The Balance Sheet (Form No. 1), column 3 "At year beginning ":

- line 650 "Provisions for future expenses" was increased by the amount of the provision for vacations unused as of December 31, 2005, in the amount of KRUR 301,509 ;
- line 145 "Deferred tax assets" was increased by the amount of unused deductible difference related the relevant provision as of December 31, 2005, in the amount KRUR 72,362 ;
- line 460 "Retained earnings (uncovered loss) of past years" was reduced by the amount of difference between the above amounts of increase in provision for future expenses and deferred tax assets.

The Statement of Changes in Equity (Form 3):

- the change in "Retained earnings (uncovered loss)" in line 100 "Balance as of December 31, 2004" and line 104 "Balance as of January 1, 2005" includes a decrease in retained earnings in the amount of KRUR 215,565 determined in accordance with the described approach to recognition of liabilities on unused vacations as of December 31,2004 , as if the provision for future expenses was created in 2004;
- the amount of net profit for 2005 in line 202 "Net profit (loss) of the reporting year" was adjusted by the amount of KRUR (13,582) as a result of applying the relevant accounting procedure to the creation of provision for future vacations;
- the change in "Retained earnings (uncovered loss)" in line 300 "Balance as December 31, 2005" and line 304 "Balance as of January 1, 2006" includes a decrease in retained earnings in the amount of KRUR 229,147 determined in accordance with the described approach to recognition of liabilities on unused vacations as of December 31,2005 , as if the provision for future expenses was created in 2005;

The Profit and Loss Statement (Form 2):

In the column "Similar period of the previous year", the lines "Cost of goods, products, works, services sold", "Profit (loss) before taxes", were adjusted by the amount of KRUR (17,871) , and the line "Deferred tax assets" by the amount of KRUR 4,289 , as if the Company created the provision for future expenses in 2005.

5. Analysis and Evaluation of Balance Sheet Structure

Analysis and evaluation of Balance Sheet Structure

As of December 31, 2006, the balance sheet structure is characterized by the following indicators:

Indicator	01.01.2006	31.12. 2006
Quick liquidity ratio	0.0480	0.2040
Current liquidity ratio	0.3045	0.8194
Capital ratio	-3.9189	-2.6256
Margin rate	21.50%	25.30%

Quick liquidity ratio is calculated as the relation of cash (item 260 of the Balance Sheet) and short-term financial investments (item 250 of the Balance Sheet) to short-term liabilities (item 690 of the Balance Sheet).

Current liquidity ratio is calculated as the relation of current assets (item 290 of the Balance Sheet) to short-term liabilities (item 690 of the Balance Sheet).

Capital ratio is calculated as the relation of the own current assets (item 490 less line 190 of the Balance Sheet) to the total amount of current assets (item 290 of the Balance Sheet).

Margin rate is calculated as the relation of profit from sales (item 050 of the Profit and Loss Statement) to revenues from sales (item 010 of the Profit and Loss Statement).

In 2006, the Company repaid its loan liabilities in a timely manner, as well as prepaid the liabilities with increased interest rates, which resulted in a considerable decrease in short-term liabilities as of December 31, 2006. Moreover, liabilities on bonded loan, series 04, in the amount of RUR 5,622 mln were reclassified from short-term debts to long-term debts due to the fact that obligations on the offer were performed on November 16, 2006. Over that period, the Company did not receive any written notice from the bond holders as to their intention to sell the bonds on the conditions set forth in the offer.

The Company's Financial Strategy adopted in August 2006 aims at further optimization and decrease of the debt burden for the period of 2007 – 2009, as well as provides for further improvement of the Balance Sheet structure, which will mean further increase in the liquidity level.

Movement in profit indicators in 2006

Activity	**Revenues (line 010, Form 2)**		**Cost (line 020, Form 2)**		**Profit (line 050, Form 2)**		**Profit dynamics Δ,%**
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	
Telecommunication services	26,606,202	27,235,855	20,398,390	21,501,117	6,207,812	5,734,738	108.25,%
Other	1,789,055	357,755	813,881	161,092	975,174	196,663	495.86,%
TOTAL:	**28,395,257**	**27,593,610**	**21,212,271**	**21,662,209**	**7,182,986**	**5,931,401**	**121.10,%**

According to performance of 2006, profit from sales increased by 21.10% against 2005.

The major factors that influenced the existing movement in profit from sales include:

- growth of income on intrazone telephone communication due to the introduction of CPP principle (Calling Party Pays) caused by the enforcement of amendment to Article 54 of the Law "On Telecommunications" from July 1, 2006;
- growth of income on local communication due to an increase in tariffs for local telephone connections in the end of 2005;
- reduction of expenses on long-distance communication caused by the changing principles of long-haul communication services provision from January 1, 2006.

As the license conditions of CenterTelecom OJSC were changed to meet the requirements of the new regulatory acts (Decree No. 87 of the Government of the Russian Federation , dated February 18, 2005, "Approval of List of Telecommunication Services Included in Licenses, and Lists of License Conditions", No. 161, dated March 28, 2005), contractual relationships between the Company and Rostelecom OJSC concerning the provision of long-distance communication services and the procedure for mutual settlements have changed since January 01, 2006.

6. Notes to Significant Balance Sheet items

6.1. Fixed assets (item 120 of the Balance Sheet)

Change in the value of fixed assets

Indicator	2006	2005
Increase in value of fixed assets, total	**3,820,834**	**6,409,467**
including :		
purchase of new items	718,247	1,093,318
construction, modernization and reconstruction of the existing items	2,896,147	4,918,117
received free of charge	5,557	73,643
other income	200,883	324,389
Decrease in value (disposal) of fixed assets, total	**(624,157)**	**(357,144)**
including :		
sale of fixed assets	(78,365)	(35,133)
write-off of fixed assets	(510,066)	(241,289)
reconstruction (partial liquidation) of fixed assets	(11,977)	(3,133)
other disposals	(23,749)	(77,589)
Change in depreciation, total	**(3,497,224)**	**(3,488,060)**
depreciation accrued over the period	(3,999,706)	(3,793,829)
depreciation of items sold	58,023	28,916
depreciation of items written off	432,928	219,268
depreciation of other disposals	11,531	57,585
Total change in value of fixed assets	**(300,547)**	**2,564,263**

The major portion of increase in the value of fixed assets is due to the purchase of new items (industrial property) – 18.80% and construction of new items (communication lines, structures) – 59.44 %.

Historical cost of fixed assets, which are depreciated by 100%, but still remain in operation as of December 31, 2006, is KRUR 7,096,661 (KRUR 5,891,527 as of December 31, 2005).

Fixed assets received under lease contracts

As of December 31, 2006, the Company has concluded 222 financial lease contracts for lease of switches, other network equipment and motor vehicles. Terms of lease range from 26 to 60 months.

On April 28, 2006, the Company entered into release agreements to the financial lease contracts with VTB-Leasing OJSC in the amount of KRUR 1,004,893, and with Petroleasing-Management CJSC in the amount of KRUR 879,000.

The total amount of payments under these agreements made will be KRUR 1,884,793 within their terms (36 months, 33 months).

Moreover, equipment in the amount of RUR 74,825 was received under the financial lease contracts concluded earlier with RTK-Leasing OJSC in the amount; the term of the contract is 60 months.

Value of fixed assets received under lease contracts:

Indicator	As of 01.01.2006	As of 31.12.2006
Fixed assets reflected on the Company's balance sheet:		
- historical cost of fixed assets	5,353,536	5,367,385
- depreciation charged on fixed assets	(1,855,960)	(2,757,101)
- book value of fixed assets	3,497,576	2,610,284
Fixed assets on the lessor's balance sheet:		
- contractual cost of fixed assets	478,543	1,857,397

Amounts of future lease payments:

Term of payments	Amounts of payment, total	including:	
		on fixed assets on the Company's balance sheet (included in liabilities in items 520 and 620 of the Balance Sheet net of advance in item 150 of the Balance Sheet)	on fixed assets on the lessor's balance sheet (not included in liabilities)
2007	1,856,787	1,097,653	759,134
2008 - 2012	2,023,685	1,401,553	622,132
TOTAL:	**3,880,472**	**2,499,206**	**1,381,266**

6.2. Construction in progress (item 130 of the Balance Sheet)

Indicator	As of 01.01.2006	As of 31.12.2006
Investments into non-current assets, total:	1,734,330	1,870,318
including: construction, modernization and reconstruction of fixed assets	1,656,978	1,807,667
acquisition of fixed assets under leasing contracts	62,425	53,586
acquisition of individual fixed assets	9,889	4,919
capital investments in leased fixed assets	3,000	1,401
R&D in progress	739	2,542
other	1,299	203
Equipment to installation	291,938	371,351
TOTAL:	**2,026,268**	**2,241,669**

The Company developed 798 investment projects in 2006.

Capital investments made in 2006 amounted to KRUR 3,857,680 ; the value of commissioned projects is KRUR 3,614,403.

Of the total capital expenditures in 2006, capital investments in the amount of KRUR 347,259 were made to bring the Company's network in conformance to the requirements of the regulatory acts on building telecommunication networks and traffic transfer.

6.3. Financial investments (items 140 and 250 of the Balance Sheet)

Section 4, Form 5 of the Appendix to the Balance Sheet shows information about value of financial investments with breakdown by types.

Investments in subsidiaries, associates and other companies (items 141, 142, 143 of the Balance Sheet)

The main investments of the Company in authorized capitals of subsidiaries, associates and other companies:

Company name	Activity	Value of investments as of 31.12.2006	Interest in authorized capital, %	Share of voting tock, %
Subsidiary companies				
- RTS OJSC	telephony, data transmission, telematic services, rent of communication channels, system integration	1,449,085	100	100
- ATS CJSC	telephony, data transmission, telematic services	150,514	100	100
- TverTelecom LLC	local telephone communication, data transmission, telematic services	17,247	85	85
- Vladimir Teleservice CJSC	Internet, IP-telephony services	2,948	100	100
- MobilCom LLC	mobile radiotelephone communication MRT-1327, ST-11	2,250	100	100
- Telecom Stroi LLC	utilities maintenance, boiler unit operation, civil engineering, cleaning	511	100	100
- Telecom of Ryazan Region CJSC	switch services for subscribers of Ryazan affiliated branch of CenterTelecom OJSC	486	50.9	50.9
- Telecom Terminal LLC	sales and repair of terminal devices	260	100	100
- Teleport Ivanovo CJSC	sales of telecommunication means, data transmission network services, cellular communication	151	100	100
- Vladimir Taxofon LLC	local communication services through universal card phones	93	51	51
- CenterTelecom Service CJSC	local communication services, data transmission, rent of channels	75	74.9	74.9
- PVP Svyaz-Service-Irga LLC	design and laying of communication lines, technological telecommunication equipment installation, telecommunication equipment commissioning works; sales and procurement, agency, marketing activities; repair of devices and equipment	16	70	70
Provision for impairment		(1 072 583)		
Total		**551 053**		
Company name	**Activity**	**Value of investments as of 31.12.2006**	**Interest in authorized capital. %**	**Share of voting tock. %**
Associated companies				
- TeleRossVoronezh CJSC	rent of telecommunication means	585	50	50

Central Telecommunication Company OJSC
Explanatory Notes to Financial Statements for 2006
Notes to Significant Balance Sheet Items
(in KRUR, unless specified otherwise)

- Rinfotels Telecommunication Company OJSC	data transmission on X25, X28 protocols, Frame Relay, TCP/IP, Internet, telephony	25	26	26
Provision for impairment in value		(585)		
Total		**25**		
Financial investments into other entities				
- Svyazintek OJSC		20,604	18	18
- Kostars Insurance Company CJSC	life insurance for telecommunication companies' employees	2,815	9.30	9.30
- AKB Svyaz-Bank OJSC	banking	1,796	0.08	0.08
- KB Tulsky Promyshlennik OJSC	banking	587	0.41	0.41
- Oskoltelecom CJSC	cable TV	472	12.41	12.41
- KB Link-Bank OJSC	banking	300	4.90	4.90
- Comset OJSC	cable TV	155	5.17	5.17
- Teleservice OJSC	cable TV	72	6.60	6.60
- NTC Comset CJSC	R&D	35	11.09	11.09
- Startcom CJSC	R&D	19	3.70	3.70
- Optimum-Svyaz CJSC	sale of accessories for mobile phones	10	10	10
- Comincom-Chernozemie CJSC	creation and operation of designated telecommunication networks	5	0.06	0.06
- Informsvyaz-Chernozemie Information Company CJSC	data transmission: IP-telephony, Internet access, digital communication channels	4	4	4
- Cellular Communications of Chernozemie CJSC	Cellular communication NMT-450 standard	0.051	0.076	0.076
Provision for impairment in value	-	(165)		
Total		**26,709**		
TOTAL: (sum of balance sheet items 141, 142, 143)		**577,787**		

Income received in the form of dividends from financial investments is reflected in item "Income from participation in other entities" of the Profit and Loss Statement in the amount of KRUR 15,472 (KRUR 6,163 in 2005).

The Company sold shares of the following companies in 2006:

- Smolensk Cellular Communications CJSC;
- Belgorod Cellular Communications CJSC;
- Lipetsk Mobile CJSC;
- Shuisky Oil Extraction Plant OJSC;
- Krugozor Health Center CJSC;
- Bank of Social Development and Construction Lipetskcombank OJSC;
- Belgorodpromstroibank OJSC;
- Prio-Vneshtorgbank OJSC.

Value of the shares disposed in the amount of KRUR 6,793 was included in other expenses and shown in item 100 of the Profit and Loss Statement. Proceeds from sale are KRUR 23,952 and are shown in item 090 of the Profit and Loss Statement.

Additional expenses of the Company on the sale of shares of the above companies in the amount of KRUR 1,274 were included in other expenses and shown in item 100 of the Profit and Loss Statement.

Joint venture

Financial investments in line 144 of the Balance Sheet include the Company's contribution into joint operations with Topsnabinvest LLC and Bowling-Center LLC in the form of ordinary partnership for creation, development and commercial operation of CDMA cellular communication switch system in the town of Ivanovo and Ivanovo Region. The Agreement was made in 1998 for the term of 12 years.

The Company's share in the total contractual liabilities is KRUR 6,491; in jointly incurred expenses – 30%, in jointly received income – 30%.

Financial results under the ordinary partnership agreement are distributed among partners on a quarterly basis in proportion to the participation interest.

The Company incurred losses in the amount of KRUR 502 from joint operations with Topsnabinvest LLC and Bowling-Center LLC in 2006 (profit of KRUR 493 in 2005). This loss is reflected in other expenses of the Company.

Other long-term and short-term financial investments

Other financial investments include:

Entity name	Financial investment	Number of securities	Book value	Maturity date
Long-term				
RTK-Leasing OJSC	promissory note	45	1,091,045	from 24.01.2008 up to 23.09.2011
AK Voronezh	promissory note	1	104	28.02.2012
AK Voronezh	promissory note	1	58	14.03.2011
Short-term				
RTK-Leasing OJSC	promissory note	10	834,025	from 23.03.2007 up to 24.12.2017
AKB Promsvyazbank CJSC	term deposit	---	180,036	29.06.2007
AKB Svyaz-Bank OJSC	term deposit	---	180,000	01.07.2007

In December 2006, the Company acquired promissory notes of RTK-Leasing OJSC for the total amount of KRUR 1,925,070. Nominal value of the promissory notes is KRUR 2,269,969 (see also clause 6.15. hereof).

Central Telecommunication Company OJSC
Explanatory Notes to Financial Statements for 2006
Notes to Significant Balance Sheet Items
(in KRUR, unless specified otherwise)

Provision for impairment of financial investments in 2006

Financial investments	Provision as of 01.01.2006	Provision created in 2006	Provision used in 2006	Provision recovered in 2006	Provision as of 31.12.2006
Provision, total	**21,414**	**1,056,553**	**1,331**		**1,076,636**
including					
RTS OJSC	-	1,053,085	-	-	1,053,085
MobilCom OJSC	2,250	-	-	-	2,250
TverTelecom LLC	17,247	-	-	-	17,247
VladPage LLC	41	-	41	-	-
TeleRossVoronezh CJSC	585	-	-	-	585
Optimum-Svyaz CJSC	1	9	-	-	10
Krugozor Health Center OJSC	1,290	-	1,290	-	-
Comset OJSC	-	155	-	-	155
Contributions in joint operations	-	3,304	-	-	3,304

Based on prudence considerations, the Company created a provision for impairment of investments in RTS OJSC (Russian Telecommunication Network) as of December 31, 2006.

The Company's management believes that impairment of financial and economic indicators and results of measurement of market value of ordinary registered shares of RTS OJSC confirm a steady trend towards a decrease in the value of this financial investment. Due to these reasons, the Company reflected the provision for impairment of financial investment in RTS OJSC in the amount of difference between its book value and estimated value.

According to the requirements of Accounting Statement 19/02 "Accounting for Financial Investments", expenses on the creation of provision for impairment of financial investments are included in other expenses in "Expenses on provision for impairment of financial investments" . The Company's management believes that the factors that have caused a steady decrease in the value of this financial investment existed as of the reporting date of the previous reporting period. Due to this fact, expenses relating to this provision are reflected in other expenses of the Company in "Losses of past years identified in the reporting year" .

6.4. Deferred tax assets (item 145 of the Balance Sheet)

Movement of deferred tax assets in 2006:

Balance as of 01.01.2006	296,658
Created over the reporting period on deductible temporary differences	153,202
Repaid to reduce tax payments	(40,193)
Written off in disposals	(1,227)
Balance as of 31.12.2006	408,440

6.5. Other non-current assets (item 150 of the Balance Sheet)

Indicator	As of 01.01.2006	As of 31.12.2006
Deferred expenses on purchase of software products and databases	2,453,025	2,810,938
Advances paid for purchase and creation of non-current assets	975,721	445,614
Other	---	2,737
TOTAL:	**3,428,746**	**3,259,289**

Oracle E-Business Suite software

The Company's expenses on the purchase and installation of Oracle E-Business Suite corporate management software (hereinafter "OeBS") are reflected in deferred expenses on purchase of software products and databases:

Indicator	As of 01.01.2006	As of 31.12.2006
Cost of Oracle E-Business licenses	919,517	919,517
Deployment costs	292,121	453,021
TOTAL:	**1,211,638**	**1,372,538**

Expenses on the purchase and installation of Oracle E-Business Suite software will be written off to operating expenses after the start of the software operation within its useful life, which is established in the range of 10 years.

Amdocs Billing Suite software

The Company's expenses on the purchase of Amdocs Billing Suite software for the purpose of introduction of a unified automated billing system are reflected in deferred expenses on purchase of software products and databases:

Indicator	As of 01.01.2006	As of 31.12.2006
Cost of Amdocs Billing Suite licenses	942,843	942,047
Deployment costs	127,427	318,446
TOTAL:	**1,070,270**	**1,260,493**

The project for installation of the unified automated billing system based on Amdocs Billing Suite platform will be implemented over 4-5 years.

The system installation started in December 2005.

Amdocs Billing Suite software was supplied by IBM Eastern Europe/Asia LLC. To secure the settlements, the Company issued 18 promissory notes in the amount of KRUR 1, 093,751 for the benefit of this company. As of December 31, 2006, the Company's accounts payable on promissory notes issued to secure settlements were repaid in full.

Expenses on the purchase and installation of Amdocs Billing Suite software will be written off to operating expenses after the start of the software operation in proportion to the value of modules deployed within the modules' useful life, which is established in the range of 10 years.

6.6. Inventories

Structure of raw material, consumables and other similar assets (item 211 of the Balance Sheet)

Indicator	As of 01.01.2006	As of 31.12.2006
Cable	139,399	127,938
Consumables on linear cable structures	80,102	84,546
Spare parts	70,672	57,657
Implements and tools	62,297	47,096
Appliances and devices	47,116	38,530
Office supplies and components for office equipment	26,715	35,582
Construction materials	38,522	34,060
Stationery	28,639	30,250
Fuel	11,316	12,775
Materials transferred to third parties for processing	708	423
Other	32,058	21,241
TOTAL:	**537,544**	**490,098**

Expenses on the provision for impairment of inventories are KRUR 14 in 2006 and are referred to other expenses (KRUR 585 in 2005).

Structure of deferred expenses (item 216 of the Balance Sheet)

An increase in deferred expenses in the amount of KRUR 1,073,840 is mainly caused by an increase in payables on discount on paper credits in the total amount of KRUR 1,144,727 . The Company issued promissory notes in the total amount of KRUR 6,202,351 in 2006 (see clause 6.13. hereof).

6.7. VAT on purchased assets (item 220 of the Balance Sheet)

A considerable decrease in VAT by KRUR 817,079 as of December 31, 2006, is due to the following reasons:

- VAT on commissioned capital construction items paid by suppliers and contractors was claimed for compensation from the budget in 2006;
- Federal Law No. 119-FZ dated July 22, 2005, amended Article 21 of the Tax Code of the Russian Federation, which became effective from January 1, 2006, and defined the time of assessment of VAT base for sale (transfer) of goods (works, services) as the earlier of two dates:
  - day of shipment (transfer) of goods (works, services);
  - day of payment or partial payment for future supply of goods (works performance, services provision) or transfer of property rights.

6.8. Short-term trade accounts receivable (item 241 of the Balance Sheet)

Indicator	Total receivables	Provision for doubtful debts	Receivables net of provision for doubtful debts
As of 01.01.2006			
Settlements with individuals (for telecommunication services)	1,205,974	(95,319)	1,110,655
Settlements with social security authorities for reimbursement of expenses related to granting privileges to certain categories of subscribers	1,822,265	(1,822,265)	-
Settlements with state-financed organizations for telecommunication services	158,073	(18,529)	139,544
Settlements for services of for-profit organizations (other than telecommunications operators)	297,793	(45,308)	252,485
Settlements with telecommunications operators	200,939	(55,497)	145,442
Settlements with buyers and customers for non-core activities	53,037	(16,502)	36,535
Settlements for assets sold	18,423	(944)	17,479
Settlements with the government for civil defense services	14,949	(11,875)	3,074
TOTAL as of 01.01.2006	**3,771,453**	**(2,066,239)**	**1,705,214**
As of 31.12.2006			
Settlements with individuals (for telecommunication services)	1,030,781	(95,689)	935,092
Settlements with social security authorities for reimbursement of expenses related to granting privileges to certain categories of subscribers	608,060	(608,060)	-
Settlements with state-financed organizations for telecommunication services	143,693	(14,219)	129,474
Settlements for services of for- profit organizations (other than telecommunications operators)	278,102	(41,418)	236,684
Settlements with telecommunications operators	1,108,453	(102,128)	1,006,325
Settlements with buyers and customers for non-core activities	62,307	(27,735)	34,572
Settlements for assets sold	17,729	(917)	16,812
Settlements with the government for civil defense services	12,330	(11,173)	1,157
TOTAL as of 31.12.2006	**3,261,455**	**(901,339)**	**2,360,116**

As of December 31, 2006, the growth in accounts receivable on settlements with telecommunications operators is mainly caused by an increase in receivables from Rostelecom OJSC under support and connection agreements in the amount of KRUR 743,043 , as well as by an increase in payables from other operators.

Accounts receivable in settlements with Rostelecom OJSC as of December 31, 2006, arose from changes in the provision of long-distance domestic and international communication services. The Company does not provide such services from January 1, 2006, and in accordance with Support Agreement No. 6479, dated January 01, 2006, it collects payments from customers for the services provided by Rostelecom OJSC. Accounts receivable from Rostelecom OJSC are deemed current receivables.

Receivables from social security authorities for reimbursement of expenses related to granting privileges to certain categories of subscribers account for 18.64% of the total amount of trade accounts receivable as of December 31, 2006 (48.30 % as of January 1, 2006). These accounts receivable emerged before January 2005, when Article 47 of Federal Law No. 126-FZ, dated July 7, 2003, "On Telecommunications" was enforced. This Article changed the procedure for granting privileges to individuals in the provision of services of telecommunication organizations. Before January 2005, telecommunication services users eligible for privileges paid 50% of their cost by themselves, and 50% was subject to compensation from the state budget.

In 2005, the budgets did not provide for financing the remaining debts of the social security authorities for reimbursement of expenses related to granting privileges to certain categories of subscribers in the previous periods.

In 2006, as a result of claims and actions, the arbitration courts recovered KRUR 1,564,739 . from the federal budget to cover the Company's accounts receivable resulting from services provided earlier to privileged categories of citizens. Of that amount, KRUR 1,022,318 was credited to the settlement accounts.

As of December 31, 2006:

- writs of execution in the amount of KRUR 91,561 were issued to the Company and execution thereon was in progress;

- claims in the amount KRUR 261,032 were pending with arbitration courts of various instances.

The above accounts receivable from the social security authorities are doubtful, since they were not paid in accordance with contractual terms and are not secured by relevant guarantees. The Company will continue efforts to recover funds from the federal budget to compensate for this debt. . However, taking into account the difficulties related to the recovery of such debts for the previous periods, the Company assessed the possibility of payment of debts on compensation for expenses related to granting privileges to certain categories of subscribers in December 2006, and considering possible recovery of debts, created a provision for doubtful debts in the amount of KRUR 608,060 , which accounts for 100 % of the total amount of debt of the social security authorities as of December 31, 2006

6.9. Other accounts receivable to be paid within 12 months after the reporting date (item 243 of the Balance Sheet)

Indicator	As of 01.01.2006	As of 31.12.2006
Settlements on taxes and duties	104,566	495,434
Settlements on social insurance and security	14,836	11,685
Settlements with personnel on other operations	6,700	7,292
Settlements with advance holders	1,912	2,568
Settlements with personnel on salaries	1,021	173
Settlements with different debtors:	239,070	149,493
- settlements with attorneys (factors, agents)	133,970	78,333
- shortages and losses from inventories damage	9,746	9,259
- settlements on claims	9,582	14,743
- settlements on property and personal insurance	3,053	11,611
- settlements on due income	1,660	5,776
- settlements with principals (commitments, principals)	1,537	986
- settlements on transactions with securities	979	-
- settlements with trade union	123	103
- other	140,010	103,948
Provision for doubtful debts on other accounts receivable	(61,590)	(75,266)
TOTAL:	**368,105**	**666,645**

Increase in the amount of KRUR 298,540 is mainly related to an increase in profit tax receivables in the amount of KRUR 390,868 and a decrease in payables to attorneys, factors, and agents by KRUR 55,637 and other payables by KRUR 36,062

Increase in accounts receivable on profit tax is caused by the following reasons:

- receivables in the amount of KRUR 222,760 are based on the adjusted profit tax return for 2003 submitted to the Tax Authority on December 4, 2006. The basic reason for filing the adjusted return was the adjustment of expenses related to production and sales in 2003 for tax accounting purposes;

- an increase in advance payments in the 4th quarter of 2006 (KRUR 408,314) by KRUR 342,605 compared to the 4th quarter of 2005 (KRUR 65,709). The amount of advance payments for the 4th quarter is calculated based on the amount of profit tax for 9 months of the reporting year. The amount of evaluated profit tax for 9 months 2005 is KRUR 395,425 , and for 9 months 2006 – KRUR 1,016,972

6.10. Charter capital (item 410 of the Balance Sheet)

Charter capital makes KRUR 6,311,999 and is comprised of 1,578,006,833 ordinary and 525,992,822 preference shares with the par value of RUR 3.00 each.

Shareholders	Ordinary shares		Preference shares	
	Number (pieces)	Par value (RUR)	Number (pieces)	Par value (RUR)
Companies, total:	**1,484,694,232**	**4,454,082,696**	**451,733,207**	**1,355,199,621**
including:				
Svyazinvest OJSC	799,867,813	2,399,603,439	---	---
subsidiary and associated companies, total	262,685	788,055	---	---
including:				
- TK Rinfotels OJSC	22,909	68,727	---	---
- ATS CJSC	239,776	719,328	---	---
registered entities holding more than 1 % of the authorized capital, total	622,146,258	1,866,438,774	420,782,998	1,262,348,994
including:				
- Depositary and Clearing Company CJSC (nominee)	130,073,190	390,219,570	102,643,242	307,929,726
- U B S NOMINEES CJSC (nominee)	67,930,098	203,790,294	100,053,260	300,159,780
- KB CITIBANK CJSC (nominee)	102,956,185	308,868,555	163,265,461	489,796,383
- Russian Fund of Federal Property	151,356,274	454,068,822	---	---
- ING Bank (Eurasia) CJSC (nominee)	98,771,540	296,314,620	20,408,142	61,224,426
- National Depositary Center NP	71,058,971	213,176,913	34,412,893	103,238,679
other legal bodies, total	62,417,476	187,252,428	30,950,209	92,850,627
Individuals, total:	**93,312,601**	**279,937,803**	**74,259,615**	**222,778,845**
including:				
- Company's employees	34,594,692	103,784,076	31,292,097	93,876,291
- other	58,717,909	176,153,727	42,967,518	128,902,554
TOTAL:	**1,578,006,833**	**4,734,020,499**	**525,992,822**	**1,577,978,466**

As of December 31, 2006, authorized capital of the Company is paid up in full.

Holders of preference shares type A have the right to participate in General Shareholder Meeting with the right to vote on reorganization and liquidation issues , as well as making amendment in the Company's Articles of Association. Holders of preference shares type A have the right to annual fixed dividends, except for the cases provided for by the Articles of Association. Total amount paid as dividend on each preference share type A is equal to 10 percent of the Company's net profit based on the performance of the last financial year divided by the number of shares which account for 25 percent of the Company's authorized capital. If the amount of dividends paid by the Company on each ordinary share for a certain year exceeds the amount payable as dividends on each preference share type A, the amount of dividends payable on the latter must be increased up to the amount of dividends payable on ordinary shares. These payments are made additionally on the day of dividends disbursement on ordinary shares.

6.11. Additional paid-in capital (item 420 of the Balance Sheet)

The Company reported transfer equity in the amount of KRUR 575,876 from additional paid-in capital to retained earnings in section III "Capital and reserves" of the Balance Sheet as of all reporting dates of the current and previous reporting periods presented in the financial statements for 2006.

In the previous reporting periods (in 1999-2000), in accordance with the requirements of the Accounting Statement 6/97 "Accounting for Fixed Assets" and the Methodological Guidelines on Accounting for Fixed Assets approved by Order No. 33n of the Ministry of Finance of the Russian Federation dated July 20, 1998, , the Company reported an increase in additional paid-in capital on account of retained earnings in the amount of an increase in the value of fixed assets upon completion of capital work (additional construction, additional equipment, and reconstruction).

These requirements ceased to be effective starting from the financial statements for 2001. As the accounting regulations that have been in force since 2001 do not provide for recognition of such additional evaluation of fixed assets in the additional paid-in capital, the amount of such additional evaluation was subject to reclassification from additional paid-in capital to retained earnings in the financial statements for 2001. In accordance with the acting regulations on accounting, the above change in additional paid-in capital and retained earnings is to be reflected in the financial statements for 2006 without adjustments in the accounting records and financial statements for the past reporting periods.

However, the Company's management believes that the Company's approach to changing these financial indicators also for the previous reporting periods will ensure a more reliable and complete presentation of the Company's financial position in the financial statements for 2006 and comparability of additional paid-in capital and retained earnings for the reporting and previous periods.

6.12. Reserve capital (item 430 of the Balance Sheet)

In accordance with the resolution of the General Shareholder Meeting, dated June 30, 2006 (Minutes No. 14), in 2006 the Company increased the reserve capital in the amount of KRUR 33,425 from the net profit of 2005. As of December 31, 2006, the reserve capital was KRUR 64,985 (31,560 in 2005).

According to the Articles of Association of the Company, the reserve fund is created in the amount of 5 percent of the authorized capital of the Company.

The Company's reserve fund is created by obligatory annual contributions of at least 5 percent of the Company's net profit until the fund's specified amount is reached.

6.13. Treasury stock (item 440 of the Balance Sheet)

As of December 31, 2005, and December 31, 2006, the Company had no treasury stock.

6.14. Dividends

In 2006, in accordance with the resolution of the General Shareholder Meeting, dividends for the year ended December 31, 2005, were declared in the amount of RUR 0.0674191 per ordinary share and RUR 0.1270937 per preference share. The amount of dividends payable is KRUR 173,238

As of December 31, 2006, the amount of paid dividends for 2005 was KRUR 166,967 , dividends in the amount of KRUR 6,271 were unpaid due to the lack of correct bank and postal details of shareholders or shareholder's failure to appear.

Share description	Number of shares (pieces)	Dividend per share (RUR)	Total amount of dividends (RUR)
Preference shares, type A	525,992,822	0,1270937	66,850,374
Ordinary shares	1,578,006,833	0,0674191	106,387,798
TOTAL:	**2,103,999,655**		**173,238,172**

Dividends are not reflected in the attached financial statements. They will be reflected in the financial statements for 2007 after their approval at the annual General Shareholder Meeting of the Company in June 2007.

6.15. Loans and borrowings (lines 510 and 610 of the Balance Sheet)

Indicator	Long-term		Short-term	
	01.01.2006	31.12.2006	01.01.2006	31.12.2006
Bank loans, total:	**3,992,576**	**3,028,077**	**3,931,458**	**47,102**
including:				
Deutsche Bank AG	-	3,028,077	-	43,493
Srednerusskiy Bank SB RF	2,847,000	-	1,746,445	-
AKB Promsvyazbank CJSC	650,000	-	-	-
Vneshtorgbank CJSC	335,211	-	1,744,929	3,609
Russian Development Bank	142,000	-	-	-
Vnesheconombank	18,365	-	439,489	-
Main Financial Department of Vladimir Region	-	-	595	-
The Ministry of Finance of the Russian Federation	**-**	**328,608**	**-**	**82,197**
Borrowings from individuals	**101,833**	**103,919**	**9**	**1,901**
Bonds issued	**20,089**	**8,634,572**	**7,989,200**	**373,113**
Promissory notes issued, total:	**2,519,000**	**5,317,795**	**2,416,175**	**3,403,557**
including:				
Vneshtorgbank CJSC	-	-	763,175	-
North-West Investment Center	1,048,000	-	1,653,000	1,048,000
Region Broker Company LLC	1,471,000	-	-	1,471,000
SV Capital LLC	-	1,317,062	-	884,557
AKB Promsvyazbank CJSC	-	4,000,733	-	-
TOTAL:	**6,633,498**	**17,412,971**	**14,336,842**	**3,907,870**

Credit liabilities to the Ministry of Finance of the Russian Federation

In 1995-1996, the Ministry of Finance of the Russian Federation provided long-term finance to the Company for purchase of telecommunication equipment from various foreign vendors.

Vneshtorgbank acted as an agent that provided credit to the Company on behalf of the Government of the Russian Federation. Currency of the agreement was Euro. In July 2005, the Ministry of Finance of the Russian Federation brought an action against the Company with a claim to repay overdue debt immediately. The debt as of the date of action was EUR 13,259,270.20. Subsequently, the amount of action was increased up to EUR 18,443,733.43.

In December 2006, at the stage of litigation, the Company entered into an amicable agreement with the Ministry of Finance of the Russian Federation, which was approved by the Arbitration Court of Moscow Region on March 12, 2007. The amicable agreement is effective from December 27, 2006, and provides for settlement through restructuring of debt with simultaneous write-off of debt on late payment interest in the amount of EUR 5,068,169.86 accrued for late performance of payment obligations. Payment (repayment) of the restructured debt will be made by equal installments on an annual basis until January 1, 2012.

In accordance with the Accounting Statement 7/1998 "Events after the Balance Sheet Date", the financial statements for 2006 reflect:

- repayment of the restructured debt in the amount of KRUR 82,063 (EUR 2,370,065.96);

- write-off of late payment interest in the amount of KRUR 175,386 (EUR 5,068,169.86).

Income from write-off of late payment interest in the amount of KRUR 175,386 (EUR 5,068,169.86) is reported in other income of the Company for 2006 as income from write-off of accounts payable.

As of December 31, 2006, the total amount of the restructured debt to the Ministry of Finance of the Russian Federation was KRUR 410,805 (EUR 11,838,653.29), including the current portion and interest in the amount of KRUR 82,197 (EUR 2,369,028.05).

Interest on the restructured debt is accrued in the amount of 2% per annum and is payable on an annual basis not later than December 31 of the relevant year.

In order to secure obligations under the amicable agreement, the Company entered into a property pledge agreement No. 7651/07-DO, dated March 09, 2007, with the Ministry of Finance of the Russian Federation for the total pledge value of KRUR 814,610 The pledge agreement expires upon performance of obligations under the amicable agreement.

Loan with further issue of credit notes

On October 31, 2006, the Company raised a loan in the amount of USD 115 mln (KRUR 3,028,077). The loan originator (initial lender) is Deutsche Bank AG. After provision of the loan, the originator issued credit notes.

The loan is granted for 4 years and subject to repayment on October 31, 2010. Interest rate on the loan is fixed at 8.34% per annum in dollars and includes margin in the amount of 3.20% per annum and MidSwap rate on loans denominated in US dollars in the amount of 5.14% per annum, fixed for the term of four years as from the time of loan receipt. Interest accrued is payable on the last day of the interest period, which is equal to 3 months.

Resources from the bonds issue are allocated to refinance debt liabilities of the Company.

This loan is not secured.

Bonds

In June 2006, FSFR of Russia registered an issue of 3,000,000 interest-bearing documentary non-convertible bonds of the Company, series 05, with nominal value of RUR 1,000 per each. Bonds have 10 coupons. Coupon period makes 182 days.

Interest rate on the first four coupons is fixed at 8.09% per annum; the other coupons are defined by the issuer in accordance with the issue documents. The date of bonds series 05 placement is September 05, 2006.

The bonds are subject to redemption as follows:

10% of the nominal value on the 1274th day as from the day of placement;
20% of the nominal value on the 1456th day as from the day of placement;
30% of the nominal value on the 1638th day as from the day of placement;
40% of the nominal value on the 1820th day as from the day of placement.

Proceeds from issue of bonds are allocated for refinancing of debt liabilities of the Company.

The bonds issued envisage an offer that allows the bond holders to present them to the Company on specified dates. The closest offer date is September 4, 2008.

In February 2006, the Company performed its obligation on the third coupon of bonds series 04. The total amount of coupon yield charged was KRUR 389,027 The amount of coupon yield charged per bond was RUR 69.19. Payment is made in the amount of KRUR 388,944 taking into account the withholding of income tax. Obligation is performed in time specified by the Resolution on the Issue and Prospectus.

In August 2006, the Company performed its obligation on the fourth coupon of bonds series 04. The total amount of coupon yield charged was KRUR 389,027 The amount of coupon yield charged per bond made RUR 69.19. Payment is made in the amount of KRUR 388,944 taking into account the withholding of income tax. Obligation is performed in time specified by the Resolution on the Issue and Prospectus.

In November 2006, the offer on the bonded loan series 04 in the amount of KRUR 5,622,595 became due. Bonds were called for redemption to the Company and due to this fact this amount was reclassified as long-term liabilities.

The bonds are subject to redemption on August 21, 2009.

Paper credits

In 2006, the Company issued promissory notes in the total amount of KRUR 6 202 351 Discount (total) is KRUR 1,577,281 Maturity dates fall due in September 2009, 2010, 2011; on a monthly basis starting from March 2007 up to September 2011.

Company	Amount of paper credit	Date of placement	Maturity	Discount in % per annum (effective rate)
Long-term				

AKB Promsvyazbank CJSC	4,000,733	07.09.2006	07.09.2009 07.09.2010 07.09.2011	9.90 10.6 11.10
SV Capital Finance LLC	1,317,062	18.12.2006	monthly from 24.01.2008 up to 23.09.2011	9.91 – 10.56
Short-term				
SV Capital Finance LLC	884,557	18.12.2006	monthly from 23.03.2007 up to 24.12.2007	9.76 – 9.98

On December 18, 2006, CenterTelecom OJSC closed two bill deals: promissory notes issue agreement and sale and purchase agreement. The purpose of these agreements is to reduce expenses on lease payments under the lease contracts with RTK-Leasing OJSC.

Promissory notes have been chosen as a tool to implement reduction of the above expenses on leasing payments. Particularly, the following agreements were made:

Promissory Notes Sale and Purchase Agreement provides for purchase of promissory notes issued by RTK-Leasing OJSC.

The total principal amount under the agreement is KRUR 2,269,969 and corresponds to the amount of debt of CenterTelecom OJSC to RTK-Leasing OJSC on lease payments as of September 30, 2006, repayable between March 01, 2007, and September 30, 2011. The current value of the promissory notes of RTK-Leasing OJSC was measured on the basis of market rate and was KRUR 1,925,070

Agreement of promissory notes issue provides for issue of promissory notes of CenterTelecom OJSC. As a result of issue of own promissory notes, CenterTelecom OJSC received an amount sufficient to purchase promissory notes of RTK-Leasing OJSC, namely KRUR 1,925,070 Amount of the promissory notes of CenterTelecom OJSC under the agreement was defined in accordance with the analysis of their market profitability in the 4th quarter of 2006, and was KRUR 2,201,618

Each relevant promissory note of RTK-Leasing OJSC and CenterTelecom OJSC mature one business day prior to the date of the lease payments.

The deals do not directly relate to the lease contracts, but they allow to reduce expenses of CenterTelecom OJSC for the difference between income to be received through redemption of promissory notes of RTK-Leasing OJSC and expenses on repayment of discount on the promissory notes issued.

Long-term loans and borrowings repayment schedule as of December 31, 2006:

Indicator	Loans and borrowings	Bonded loans	Paper credits	Total
in 2008	4,054	708	811,822	816,584
in 2009	6,250	5,623,345	1,644,424	7,274,019

in 2010	3,044,184	900,000	1,843,454	5,787,638
in 2011	13,862	2,108,726	1,018,095	3,140,683
after 2011	392,254,	1,793	-	394,047
TOTAL:	**3,460,604**	**8,634,572**	**5,317,795**	**17,412,971**

The Company's expenses related to receipt and use of loans and borrowings are included in:

Indicator	2006	2005
other expenses	2,340,484	2,384,857
value of investment assets	65,242	213,623
Total:	**2,405,726**	**2,598,480**

6.16. Deferred tax liabilities (item 515 of the Balance Sheet)

The movement of deferred tax liabilities in 2006 was as follows:

Balance as of 01.01.2006	741,179
Created over the reporting period at taxable temporary differences	176,253
Stated at adjusted taxable difference for the previous period	222,766
Paid on increase in tax payments	(5,103)
Written off after items disposal	(10,502)
Balance as of 31.12.2006	**1,124,593**

6.17. Other long-term liabilities (item 520 of the Balance Sheet)

Indicator	As of 01.01.2006	As of 31.12. 2006
Settlements on equipment leasing	2,440,997	1,401,553
Settlements with suppliers and contractors	67,615	39,203
Long-term portion of tax liabilities	35,123	5,029
Other long-term debts	4,239	3,882
TOTAL:	**2,547,974**	**1,449,667**

Long-term accounts payable have decreased by KRUR 1,098,307 against the previous year, which is mainly due-to the transfer of the long-term portion of lease payables to short-term debt.

As of December 31, 2006, accounts payable to the budget on tax fines and penalties restructured by the Company are KRUR 5,029

6.18. Accounts payable

Trade accounts payable (item 621 of the Balance Sheet)

Indicator	As of 01.01.2006	As of 31.12.2006
Settlements for equipment to be installed, certain fixed assets items and capital construction	516,466	1,606,923
Settlements on equipment leasing	1,374,285	1,099,578
Settlements with operators on traffic transfer	7,590	434,156
Settlements on maintenance and repair services	56,467	77,543
Settlements on operating materials	20,664	55,067
Settlements with Russian operators on Internet access	27,300	38,452
Settlements on materials for capital construction	9,351	35,374
Settlements for communal services and electric power	24,527	25,162
Settlements with Russian operators on other services	15,050	16,203
Settlements with lessors on property leased	13,218	13,905
Settlements with Rostelecom OJSC	190,532	13,786
Other settlements	484,496	160,495
TOTAL:	**2,739,946**	**3,576,644**

Accounts payable increased by KRUR 836,698 against 2005, mainly on account of an increase in debts to telecoms operators for traffic transfer. This is related to the conclusion of agreements on termination of zonal call to mobile operators' networks in 2006 (Vympel-Communications OJSC, Mobile TeleSystems OJSC, Mobicom-Center CJSC, Recom OJSC, etc.).

Debts on settlements for equipment to be installed have also increased. According to the terms and conditions of the agreements made, the equipment was delivered in the 4th quarter of 2006, and payment is scheduled for 2007.

A decrease in debts on other settlements is related to the repayment of promissory notes issued to IBM Eastern Europe/Asia LLC to secure settlements for Amdocs Billing Suite software in the total amount of KRUR 375,022

The major lenders (over RUR 10 mln) are specified below.

No.	Lender	Debt as of 31.12.2006
1.	RTK-Leasing OJSC	1,091,997
2.	General Deitacomm LLC	254,202
3.	Vympelcom-Communications OJSC	187,495
4.	TekhnoBars-Telecommunications LLC	131,183
5.	MPO Klassika LLC	120,304
6.	Paladin Invent LLC	101,989
7.	Verisel Projects CJSC	92,780
8.	Telecom MTK CJSC	80,504
9.	MTS OJSC	75,051
10.	ISG CJSC	74,219
11.	Tekhnoserv AS LLC	70,105
12.	IskraUralTel CJSC	66,887
13.	Country Telecommunication Company CJSC	65,165
14.	Telecom Spetskomplektresurs	58,644
15.	SoyuzTelefonstroi OJSC	56,872
16.	ALS and TEC Company LLC	51,246
17.	Svyazstroi-4 OJSC	47,847
18.	Mobicom-Center CJSC	39,816
19.	Compulink USP LLC	37,176
20.	Siemens AG	35,390
21.	Svyaz-Bezopasnost FGUP	29,774
22.	Votek-Mobile CJSC	29,097
23.	Intracom	27,903
24.	Connect Plus LLC	26,025
25.	CenterTelecomService CJSC	24,848
26.	Iskratel CJSC	23,003
27.	Giprosvyaz OJSC	22,223
28.	Mashpriborintorg FGUP	22,205
29.	ItalTel CJSC	22,629
30.	Tekhnoserv A/S LLC	20,422
31.	Yaroslavl GSM CJSC	19,276
32.	Tel MTK CJSC	19,102
33.	Recom OJSC	17,171
34.	Mastertel-Sever CJSC	16,102
35.	Post of Russia FGUP	14,765
36.	Mediatel CJSC	13,294
37.	Tekhnotrade KP LLC	12,964
38.	Smarts CJSC	11,737
39.	Summa Tekhnologiy LLC	11,465
40.	TransTelecom Company CJSC	11,217
41.	Mos-TKS Telecomstroi CJSC	10,713
	Other	431,837
	TOTAL:	**3,576,644**

Central Telecommunication Company OJSC
Explanatory Notes to Financial Statements for 2006
Notes to Significant Balance Sheet Items
(in KRUR, unless specified otherwise)

Settlements with the budget on taxes and duties (item 625 of the Balance Sheet)

Indicator	As of 01.01.2006	As of 31.12.2006
Settlements on property tax	159,040	160,293
Settlements on value added tax	312,550	53,278
Settlements on profit tax	48,670	14,026
Settlements on transport tax	2,161	2,734
Settlements on income tax	765	785
Settlements on land tax	525	7,648
Settlements on unified imputed income tax	183	141
Other taxes and duties	2,246	519
TOTAL:	**526,140**	**239,424**

Reduction of tax liabilities by KRUR 286,716 is explained by a decrease in liabilities on value added tax.

Reduction of VAT liabilities for December 2006 against December 2005 is caused by an increase in tax deductions in December 2006.

The major reasons for an increase in tax deduction for December 2006 include:

- increase in amount of services provided by contractors on capital construction;
- increase in amount of purchased equipment included in construction cost estimate;
- increase in amount of fixed assets purchased;
- increase in amount of expenses for purchase of goods, works, services.

Other accounts payable (item 626 of the Balance Sheet)

Indicator	As of 01.01.2006	As of 31.12.2006
Settlements with advance holders	234	231
Settlements with personnel on other operations	93	387
Settlements with different lenders :	935,730	696,701
-settlements on the agency agreement with Rostelecom OJSC	-	401,388
-settlements on provision for universal service	156,793	139,651
-settlements on deferred value added tax	564,212	119,081
-settlements on property and personal insurance	1,823	2,027
-settlements on deposited amounts	1,295	1,483
-settlements on claims	13	51
-settlements on penalty interest to Vnesheconombank	167,144	-
-other settlements	44,450	33,020
TOTAL:	**936,057**	**697,319**

The amount of accounts payable reduced by KRUR 238,738 against 2005, which is related to a decrease in deferred value added tax liabilities.

Federal Law No. 119-FZ dated July 22, 2005, , introduced amendments to Article 21 of the Tax Code of the Russian Federation, effective from January 1, 2006, that defined the time of determination of value added tax base in case of sale (transfer) of goods (works, services) as the earlier of two dates:

- the day of shipment (transfer) of goods (works, services);

- the day of payment or partial payment for future supply of goods (performance of works, provision of services), or transfer of property rights.

In 2006, in accordance with the Law "On Telecommunications" and in accordance with the procedure provided for by Decree No. 243 of the Government of the Russian Federation dated April 21, 2005, the Company made allocations to the provision for universal services that are mandatory for telecoms operators. As of December 31, 2006, the debt wasKRUR139,651 (KRUR 156 793 in 2005).

The amount of allocations to the provision for universal service was KRUR 275,785 in 2006 (KRUR 47 376 in 2005).

In 2006, the Company became an agent of Rostelecom OJSC to provide subscribers with the services of international and domestic long-distance communication. Agency agreement No. 6595/06-DO, dated January 01, 2006, was made with Rostelecom OJSC. As of December 31, 2006, the liabilities under this agreement were KRUR 401,388 , and were deemed current.

Moreover, other accounts payable were reduced through write-off of late payment interest under the amicable agreement with the Ministry of Finance of the Russian Federation (VEB) in the amount of KRUR 175,386

The amount of overdue debt in the total amount of accounts payable reflected in line 620 of the Balance Sheet makes KRUR 446,691 as of the end of the reporting period.

6.19. Deferred income (item 640 of the Balance Sheet)

Indicator	As of 01.01.2006	As of 31.12.2006
Purpose finance budgetary funds	3,838	1,069
Purpose finance funds (other than budgetary funds)	3,555	3,180
Deferred income, total	492,045	462,402
including		
- gratuitous proceeds	321,351	302,730
- other deferred income	170,694	159,672
TOTAL:	**499,438**	**466,651**

6.20. Provisions for future expenses (item 650 of the Balance Sheet)

Indicator	As of 01.01.2006	As of 31.12.2006
Provision for unused vacations	301,509	337,774
Other types of provisions	150,566	343,156

TOTAL:	**452,075**	**680,930**

Increase in the debt on the provision for future expenses in the amount of KRUR 228,855 was mainly caused by an increase in the provision for bonuses for fulfillment of additional assignment based on the results of 2006 in the amount of KRUR 161,448 compared to the similar provision for 2005, as well as by creation of the provision for unused vacations in the amount of KRUR 36,264

6.21. Other short-term liabilities (item 660 of the Balance Sheet)

In December 2006, the Company created a provision for severance pay to the employees, who are notified of the forthcoming staff reduction as of December 31, 2006, (in the procedure specified by Article 180 of the Labor Code of the Russian Federation). Expenses on the creation of the provision in the amount of KRUR 39,993 were posted to operating expenses.

Moreover, in connection with the amicable agreement with the Ministry of Finance of the Russian Federation effective from December 27, 2006 (see clause 6.15. hereof), the Company recorded a provision for contingent liabilities on payment of fees for the Company's representation in the arbitration court in the amount of KRUR 86,577 in accordance with the requirements of the Accounting Statement 8/01 "Contingencies".

6.22. Leased fixed assets (item 901 of the Balance Sheet)

Increase in the value of fixed assets leased in the amount of KRUR 128,137 against 2005 is related to the termination of operating sublease agreements made earlier and entering into release agreements to financial lease contracts on April 28, 2006, as well as financial lease contracts with VTB-Leasing OJSC in the amount of KRUR 1,004,893 and Petroleasing-Management CJSC in the amount of KRUR 879,900

The total amount of payments under the agreements made will make KRUR 1,884,793 within their terms (36 months, 33 months).

6.23. Assets received as collateral for liabilities and payments (item 905 of the Balance Sheet)

Third party guarantees in the amount of KRUR 8,998,488 are recorded in line 905 of the Balance Sheet, including security for bonded loans (series 04, 05) in the amount of KRUR 8,985,886

6.24. Assets pledged as collateral for liabilities and payments (line 906 of the Balance Sheet)

Indicator	As of 01.01.2006	As of 31.12.2006
Promissory notes	7,038,635	8,721,351
Third party guarantees	2,812,210	1,869,773
Property pledged	7,976,087	143,866
Other	54,997	27,910
TOTAL:	**17,881,929**	**10,762,900**

Reduction in the amount of KRUR 7,119,029 against 2005 was mainly due to a decrease in the value of pledged property . This was caused by early repayment of debts on the loans secured by the Company's property, as well as new borrowings without counter-security.

The following pledge agreements are closed early :

- Sberbank of the Russian Federation – Agreements Nos. 346-1, 346-2, 346-3, 346-4, 346-5, 358, 359, 368 , 369, 585, 380 in the amount of KRUR 3, 791,748 ;
- Vneshtorgbank – Agreements Nos. 1194, 1020, 1265, 1266 in the amount of KRUR 201,995 ;
- Guta-Bank - Agreement No. 565 in the amount of KRUR 42,028 ;
- Russian Development Bank - Agreement No. 01-DZ-547 in the amount of KRUR 143,521 ;
- Promsvyazbank - Agreements Nos. 6171, 6413 in the amount of KRUR 1,775,138 ;
- AKB Bank of Moscow – Agreement No. 29-261/15/2031-05-ZDI in the amount of KRUR 1,803,366

Moreover, promissory notes in the amount of KRUR 4,519,635 have been repaid.

7. Notes to significant Profit and Loss items

7.1. Revenue

Revenues from sales of products, goods, services provision and works performance (net of VAT, excise taxes and similar statutory payments):

Indicator	2006	2005
Long-distance domestic and international telephone communication	-	6,959,805
City and rural telephone communication	14,413,488	13,393,314
Connection and traffic transfer services	4,990,893	1,808,973
Intrazone telephone communication	3,867,162	2,377,772
Documentary electric communication	2,201,931	1,627,653
Services in support of long-distance and international communication services by operators of long-haul communication	1,397,712	-
Wire broadcasting	670,234	663,300
Mobile radiotelephony (cellular communication)	245,865	248,601
Mobile radiotelephony, radio broadcasting, TV, satellite communication	72,230	69,657
Other communication services (core activities)	144,399	86,780
Income from other sales (non-core activities)	391,343	357,755
TOTAL:	**28,395,257**	**27,593,610**

Income grew by KRUR 801,647 against 2005, mainly on the types of services listed below.

City and rural telephone communications

Income grew by KRUR 1,020,174 against 2005 due to indexation of tariffs for local communication on "Local telephone connection" service at the end of 2005.

Documentary telecommunications

Income grew by KRUR 574,278 against 2005 mainly due to an increase in telematic services – dedicated Internet access.

Long-distance domestic and international telephone communication

In accordance with the newly enforced regulatory legal acts, the regulations on provision of intrazone, long-distance domestic and international communication services by operators to users have changed since 2006.

In 2006, the Company stopped providing services of long-distance domestic and international communication, since in accordance with the new regulations these services are to be provided in the territory of the Russian Federation only by operators holding licenses for long-distance domestic and international telephone communication services.

Intrazone telephone communication

Income growth made KRUR 1,489,390 against 2005.

Services of intrazone telephone communication include the provision to users of:

- telephone connections between the users connected to the fixed telephone communication network within the territory of the subject of the Russian Federation;
- telephone connections between the users connected to the fixed telephone communication network and the users connected to mobile communication network, when subscriber's numbers of the calling subscriber and the called subscriber and (or) user are included in numbering resource in accordance with numbering zones that are defined geographically or not defined geographically as assigned to the same subject of the Russian Federation.

Order No. 729-s/9 of the Federal Tariff Service of Russia dated December 20, 2005, has established the Company's marginal tariffs on intrazone services provided to subscribers of fixed telecom network effective from January 1, 2006.

In connection with enactment of amendments to the Federal Law "On Telecommunications" from July 1, 2006, that cancel payment for incoming calls to any telephone, the scheme of interaction between fixed-line operators and mobile radiotelephony operators, as well as scheme of mutual settlements in provision of telecom services have changed. Connections from subscribers of fixed telecom network to subscribers of mobile radiotelephony network are billed as intrazone telephone connections. Marginal tariffs on intrazone telephone connections from subscribers of fixed telecom network to subscribers of mobile radiotelephony network are approved by Order No. 123-s/1 of the Federal Tariff Service of Russia dated June 19, 2006, in the amount of RUR 0.75 (minimum tariff) to RUR 1.50 (maximum tariff) per minute of connection. The Company has established tariffs on these intrazone telephone connections at the maximum marginal level.

Before July 1, 2006, these services of intrazone telephone communication were billed as local telephone connections – at RUR 0.17 per minute in case of time-based system of payment for local telephone connections, or were not billed and were included in subscription fee in case of subscription system of payment for local telephone connections.

In 2005, income from intrazone telephone connection for users was not reflected as a separate item, since the Company had tariffs assigned for long-distance telephone communication services without specification of the amount of tariff on intrazone telecommunication. Thus, the data about income for 2006 and 2005 on intrazone long-distance and international communication cannot be comparable in virtue of new regulatory acts enforced in 2006 that regulate the provision of such services, as well as due to separation of licenses obtained between the Company and operators of long-distance domestic and international communication.

Services in support of long-distance domestic and international communication services provided by long-distance domestic and international communication operators

In 2006, the Company became an agent of operators of long-distance domestic and international telephone communication on provision of such services to subscribers. In this connection, the Company has made agreements with Rostelecom OJSC and Interregional TransitTelecom OJSC and provides services that support long-distance domestic and international communication in accordance with these agreements. Such services, in particular, include:

- processing of a subscriber's order when providing it with access to international domestic and long-distance communication services in accordance with immediate and booking system of servicing;
- billing processing of long-distance domestic and international communication services;
- preparation, generation and storage of necessary documents and reporting forms;
- activities on claims, actions and execution;
- agency services on collection of payments from subscribers; information and inquiry services on behalf and at the expense of operators of long-distance domestic and international communication; activities on claims and actions; documents delivery.

Connection and traffic transfer services

In 2006, the Company provided services on connection and traffic transfer to telecoms operators in accordance with Decree No. 161 of the Government of the Russian Federation dated March 28, 2005, "Approval of Regulations on Connection of Telecommunication Networks and Interaction Between Them".

In accordance with Order No. 39 of the Federal Service for Surveillance in Communication , the Company was included in the register of operators that occupy an important position in the public telecommunications network, therefore the Company's prices for connection and traffic transfer services are subject to state regulation.

As of the beginning of 2006, these prices were not approved. As a result, the Federal Service for Surveillance in Communication allowed the Company to fix prices by itself. Prices for connection services and traffic transfer services were approved by the Company's Order No. 285dated June 25, 2006, , and have been applied when reentering into agreements on connection and interaction with telecoms operators since July 1, 2006.

Connection services

Order No. 51 of the Federal Service for Surveillance in Communication dated June 19, 2006, established marginal prices for connection services for the Company from July 1, 2006. These prices include marginal prices for arrangement of connection nodes and marginal prices for connection node servicing. The Company established prices for connection services at the maximum marginal level.

The Company's income from connection services were KRUR 268,481 in 2006 (KRUR 58,403 in 2005), including:

- KRUR 26,783 (58,403 in 2005) from payments for arrangement of connection node,
- KRUR 241,698 , (KRUR 0 in 2005) from payments for connection node servicing.

In accordance with Decree No. 1331 dated October 17, 1997, "Approval of Basic Provisions for Mutual Settlements Between Operators of Telecommunication Networks that Form Public Telecommunication Network for Resources Provided and Participation in Transmission of Such Networks Load", in 2005, the Company received income from providing access to the public telecommunication network. These payments in 2005 are similar to payments for arrangement of connection node in 2006.

In 2005, income from monthly payments for connection node servicing as a part of income from providing access to the public telecommunication network was not provided for by the effective laws.

Traffic transfer services

Traffic transfer services collectively mean:

- services on initiation of local and zonal call from the Company's network,
- services on initiation of local and zonal call from the connected operator's network;
- services on termination of local and zonal call to the Company's network,
- services on termination of local and zonal call to the connected operator's network;
- services on local and zonal call transit.

Order No. 51 of the Federal Service for Surveillance in Communication dated June 19, 2006, established marginal prices for traffic transfer services within the public telecommunication network for the Company from July 1, 2006. The Company established prices for call initiation and termination services at the maximum marginal level, except for the prices for local initiation and termination at the Company's node, which are RUR 0.12 (the marginal price is RUR 0.19).

The Federal Tariff Service of Russia approved compensatory allowance in the amount of RUR 0.50 per minute in December 2006. This allowance is to be applied to the cost of local and zonal call initiation for the purpose of long-distance domestic and international telephone connections. This allowance has been applied since January 1, 2006, and enables operators to cover losses arising from providing regulated services of local telephone communications.

Decree No. 625 of the Government of the Russian Federation dated October 19, 2005, "On State Regulation of Prices for Connection and Traffic Transfer Services Provided by Operators that Occupy an Important Position in the Public Telecommunication Network" established a compensatory allowance for operators on top of the price for initiation of local and zonal call aiming at intrazone, long-distance domestic and international telephone connection for the period until January 01, 2008. Order No. 729-s/3 of the Federal Tariff Service of Russia dated December 20, 2005, approved the compensatory allowance for the Company on top of the price for local and zonal call initiation in the amount of RUR 0.62 per minute.

In 2006, the Company's income from services on traffic transfer is generated in the amount of:

- payments of Rostelecom OJSC:
  - for services on initiation of zonal call from the Company's network (payments include compensatory allowance),
  - for services on initiation of zonal call from the connected operators' network,
  - for services on termination of zonal call to the Company's network and connected operators' networks;
- payments of operators connected to the Company's network at local and zonal levels for the services on call termination;
- payments of operators of data transmission network for call initiation services.

In 2005, the structure of the Company's income from services on traffic transfer was different. The Company received income from traffic transfer through its intrazone network (termination from the network of Rostelecom OJSC) and for provision of technical devices and structures from operators, networks of which are connected to the Company's network at local and zonal levels.

The Company's income from traffic transfer services made KRUR 4,722,411 in 2006, of that KRUR 1,232,287 was on account of compensatory allowance (KRUR 1,750,570 in 2005, no compensatory allowance was applied).

From February 01, 2007, in accordance with Order No. 261-s/2 of the Federal Tariff Service of Russia, dated November 14, 2006, the amount of compensatory allowance is reduced to RUR 0.50 per minute, which will result in a decrease in income from call initiation services in 2007.

Comparative data on income for 2005

In the financial statements for 2005, the Company showed income from connection services, traffic transfer services, mobile cellular communication services provided to telecoms operators, as well as from provision of channels for use, including cable, data transmission, Internet and other services on a separate item "Income from telecoms operators".

In 2006, the Company changed the format for presentation of information about income received and shows income from connection and traffic transfer services on a separate item. Other income received from telecoms operators is included in the relevant revenue items.

In order to ensure comparability of the reporting data, income from telecoms operators in 2005 is included in the comparative data for 2005 as follows:

Total income from telecoms operators in 2005	**2,375,872**
broken down by items:	
- connection and traffic transfer services	1,808,973
- urban and rural telephone communication	342,351
- intrazone telephone communication	111,429
- documentary electric communication	79,608
- other communication services (core activities)	30,014

- mobile radiotelephony (cellular communication)	3,497

The Company showed income from Internet, IP-telephony, ISDN and intelligent network services on a separate item "New communication services" in the financial statements for 2005. In 2006, income from Internet and IP-telephony services is shown in income from documentary electric communication; income from intelligent network services – in income from other communication services; income from ISDN services is distributed over various services provided with the use of ISDN technology.

In order to ensure comparability of the reporting data, income from new services in 2005 is included in the comparative data for 2005 as follows:

Total income from new services for 2005	**1,296,258**
broken down by items:	
- documentary electric communication	1,232,196
- urban and rural telephone communication	60,229
- other communication services (core activities)	3,833

Non-cash settlements

In 2006, a part of the Company's revenues from providing of services, performance of works, sale of goods, products, was received under conditions of the agreements that provide for non-cash settlements (payment), mainly through set-off of mutual claims:

Indicator	2006	2005
Total number of organizations participating in non-cash settlements	2,019	2,510
Revenues on such operations – total including:	5,094,867	1,352,094
Rostelecom OJSC	4,903,356	1,177,181
Rostelegraf CJSC	33,430	41,050
FGUP Post of Russia	32,315	24,942
Mobile TeleSystems OJSC	13,781	-
Vympel-Communications OJSC	12,396	502
Open Technologies OJSC	11,867	-
Recom OJSC	9,685	2,702
Other companies	78,037	105,717
Revenues on agreements providing for non-cash payments, total in % of total revenues	17.94	4.90
Revenues on agreements with affiliates providing for non-cash payments, total in % of total revenues for the reporting year	17.29	4.30

Costs of the services provided, works performed, goods sold were measured by the Company on a common arm's length basis.

7.2. Costs

Expenses on sale of products, goods, provision of services, performance of works:

Indicator	2006	2005
Salary expenses	7,847,146	7,297,210
Social insurance charges	1,828,942	1,731,863
Fixed assets depreciation	3,767,380	3,363,844
Material costs, total	1,949,049	1,916,603
including		
materials, fuel and spare parts	1,167,455	1,219,049
electric power, heat energy	655,189	588,977
other communal expenses	108,234	92,499
postal expenses	18,171	16,078
Third party services	1,524,881	1,610,344
Expenses on telecoms operators' services (excluding Rostelecom OJSC)	1,293,734	589,759
Expenses on Rostelecom OJSC services	165,032	3,116,236
Expenses on operating rent payments	698,877	421,848
Expenses on financial lease payments	507,538	88,741
Expenses on property insurance	196,749	214,535
Charges to provision for universal service	258,640	204,168
Taxes and duties included in operating expenses	59,647	59,937
Other expenses	1,114,656	1,047,121
TOTAL:	**21,212,271**	**21,662,209**

Reduction in costs in 2006 was KRUR 449,938 against 2005.

The reduction in expenses is mainly caused by a decrease in expenses on Rostelecom OJSC due to the changes in legislative acts of the Russian Federation from January 1, 2006, that regulate the procedure for providing services of long-distance domestic and international communication (see clause 7.1. hereof).

Increase in labor expenses is related to an increase in minimum salaries in accordance with the Collective Agreement.

Depreciation growth is caused by commissioning of fixed assets, including on account of equipment acquired under lease contracts.

Increase in costs on "Electric power" item is caused by increase in tariffs and amounts of energy consumption.

Decrease in expenses on "Materials, fuel and spare parts" item is caused by the stricter control over their use.

Increase in expenses on lease payments in 2006 by KRUR 418,797 against 2005 is related to termination of operation sublease agreements made earlier and entering into financial lease contracts on April 28, 2006, with VTB-Leasing OJSC in the amount of KRUR 1,004,893 and with Petroleasing-Management CJSC in the amount of KRUR 879,900 , VAT inclusive.

Expenses on provision for contingent liabilities

Within the framework of the improving performance, the Company adopted the Program for Headcount Optimization in March 2006 approved by the Company's Board of Directors (Minutes No. 21 dated March 31, 2006,). The Program provides for a gradual decrease in headcount over the period of 2006 – 2008.

In December 2006, the Company created a provision for severance pay to the employees, who are notified of the forthcoming staff reduction as of December 31, 2006 (in the procedure specified by Article 180 of the Labor Code of the Russian Federation). Expenses on the creation of the provision made KRUR 39,993 and were posted to operating expenses (under the labor expenses item).

Expenses on services of telecoms operators

Procedure of the Company's interaction with operators of local, zonal, long-distance and international telephone communication network, as well as with operators of data networks changed in 2006.

From January 1, 2006, the Company is bearing expenses on connection and traffic transfer services provided by telecoms operators, networks of which are connected to the Company's network. The procedure for interaction and settlements between the Company and connected operators is specified by the Federal Law "On Telecommunications", as well as by the Decrees of the Government of the Russian Federation dated March 28, 2005, No. 161 and October 19, 2005, No. 627.

The above services are paid for in accordance with the prices specified by agreements between the relevant parties.

The Company's expenses on traffic transfer services made KRUR 722,121 in 2006 (KRUR 99,225 in 2005).

In 2005, the Company provided long-distance domestic and international communication services and paid connected operators for their participation in technological process of providing intrazone, long-distance domestic and international communication services to such operators' users. Amounts of settlements with connected operators were defined as percentage of revenues received by the Company from providing the connected operators' users with intrazone, long-distance domestic and international communication services.

In 2006, the Company does not provide long-distance domestic and international communication services. Settlements with connected operators are effected depending on the level of connection (local or zonal) for local or zonal initiation or termination of call at the price per 1 minute fixed by the relevant connected operator.

Expenses on services of Rostelecom OJSC

Before January 1, 2006, the Company provided long-distance domestic and international communication services to users and bore expenses on payment for services of Rostelecom OJSC on transfer of long-distance domestic and international traffic through the network of Rostelecom OJSC to another region of Russia or another country. Price for the services of Rostelecom OJSC included a component for termination of outgoing traffic initiated from the Company's network to other operators' networks, which was then paid by Rostelecom OJSC to such operators.
In 2005, the Company's expenses on these services of Rostelecom OJSC were KRUR 3,052,061

From 2006 the Company does not provide long-distance domestic and international communication services, therefore there are no payments to Rostelecom OJSC for transfer of long-distance domestic and international traffic initiated from the Company's network through the network of Rostelecom OJSC in the Company's expenses structure.

In 2006, the Company pays Rostelecom OJSC for the services on termination of call to other telecoms operators' networks, if call is initiated from mobile radiotelephony network owned by the Company.

The Company's expenses on connection services provided to Rostelecom OJSC made KRUR 99,848 in 2006 (KRUR 0 in 2005).

Expenses on universal communication services

The Company's expenses on universal communication services were KRUR 172 in 2006. As a result, the loss from universal communication services with the use of coin-boxes was generated in the amount of KRUR 172

The amount of loss from universal communication services should be confirmed by an independent auditor in accordance with the Regulations on Compensation of Universal Service Operators for Losses Caused Through Universal Communication Services (approved by Decree No. 246 of the Government of the Russian Federation dated April 21, 2005,).

The Company has received an opinion of an independent auditor as to confirmation of losses from universal communication services for 2006.

7.3. Other income and expenses

Other income

Indicator	2006	2005
Income from recovery of provision for doubtful debts	956,565	-
Income from write-off of accounts payable	181,547	12,391
Exchange differences	86,497	100,690
Income from sale and other disposal of other assets	43,724	29,389
Write-off of deferred income	37,607	34,342
Profit of past years discovered over the reporting year	37,397	43,204
Income from sale and other disposal of fixed assets	21,941	14,870
Sum differences	21,373	39,090
Fines, penalties and forfeits for breach of agreements; proceeds from damage recovery	20,934	25,316
Other income	57,647	44,279
including:		
expenses on write-off of penalties and fines on taxes restructuring	29,087	-
value of property discovered based on inventory taking results	2,121	31,279
other	26,439	13,000
TOTAL:	**1,465,232**	**343,571**

Increase in operating income in 2006 against 2005 by KRUR 1,121,661 was mainly caused by recognition of income from recovery of the provision for doubtful debts due to inflow of money in the amount of KRUR 1,022,318 from the federal budget to repay accounts receivable.

Increase in income from write-off of accounts payable was caused by write-off of late payment interest under the amicable agreement with the Ministry of Finance of the Russian Federation (VEB) in the amount of KRUR 175,386

In accordance with the Government Decree No. 1002, the Company has restructured debt in part of the federal budget on profit tax and VAT. In case of repayment of half of the restructured debt within 4 years, tax inspectorate in the place of the entity's location writes off the debt on penalties and fines in full amount.

The Interregional Tax Authority No. 7 of the Federal Tax Service of Russia for Major Taxpayers considered the Company's application on write-off of debts on penalties and fines on profit tax and VAT and made a decision on March 30, 2006 to write off the debts on penalties and fines in relation to the Company's Vladimir, Voronezh, Tula and Verkhnevolzhsky affiliated branches. Income from write-off of penalties and fines on restructured taxes were KRUR 29,087 in 2006.

Other expenses

Indicator	2006	2005
Losses of past years discovered over the reporting year	1,136,965	61,275
Expenses on taxes and duties	715,278	677,373
Membership dues to associations, non-profit partnerships	186,832	218,334
Expenses on fees for credit organizations' services	148,203	128,601
Expenses related to sale and other disposal of fixed assets	115,477	49,220
Payments to personnel not included in operating expenses	103,166	167,660
Exchange differences	62,324	33,412
Expenses on mobilization training and civil defense	49,892	42,485
Expenses related to charitable activities, cultural events and other similar events	47,789	70,561
Expenses related to sale and other disposal of assets	47,500	48,854
Fines, penalties and forfeits for breach of agreements, damage recovery	32,883	30,729
Sum differences	19,503	25,264
Write-off of accounts receivable	16,501	27,061
Expenses on provision for doubtful debts	-	354,424
including:		
on trade accounts receivable	-	292,834
on other accounts receivable	-	61,590
Other expenses	472,917	612,354
including:		
expenses on debt restructuring with the Ministry of Finance of the Russian Federation	73,370	-
fees for debt collection services	80,894	4,600
charges for social needs and to trade union organizations	54,548	55,607
consultancy, financial services and training	23,377	35,798,
non-operating expenses	23,854	19,179
charges to non-governmental pension fund	20,000	283,000
expenses on state duty	8,372	7,867
write-off of capital investment on construction in progress items based on the results of inventory taking	8,610	13,553
expenses on write-off of non-production inventories	3,344	13,166
expenses related to services provided to veterans of the Great Patriotic war and opening of monuments to participants of the Great Patriotic war	1,094	17,476
expenses on evaluation of property, securities, etc.	1,187	18,959
other	174,267	143,149
TOTAL:	**3,155,230**	**2,547,607**

Increase in expenses in 2006 against 2005 in the amount of KRUR 607,623 is mainly caused by the following factors:

- expenses on the provision for doubtful accounts receivable made KRUR 354,424 in 2005 (see clause 6.8. hereof);

- expenses on non-governmental pension provision made KRUR 20,000 in 2006 (KRUR 283 000 in 2005). Charges to NPF Telecom-Soyuz non-governmental pension fund made KRUR 20,000 in 2006 due to the fact that surplus on the agreement with NPF Telecom-Soyuz made KRUR 229,057 as of January 01, 2006. Thus, services of non-governmental pension provision were provided to the Company on account of the surplus in 2006.

As mentioned in clause 6.3. hereof, an increase in expenses on "Losses of past years discovered over the reporting year" item is related to creation of provision for impairment in value of contributions into authorized capital of RTS OJSC, since the Company's management believes that the factors that have caused steady decrease in value of this financial investment existed as of the reporting date of the previous period.

Moreover, the Company reflected provision for contingent liabilities in part of payment of fees for the Company's representation in the arbitration court in accordance with the requirements of clause 4 of the Accounting Statement 8/01 "Contingencies" due to the amicable agreement with the Ministry of Finance of the Russian Federation effective from December 27, 2006 (see clause 6.15. hereof). The amount of expenses on this provision made KRUR 73,370

7.4. Expenses on profit tax

The Company defined the following components of profit tax in 2006:

Indicator	Amount	Tax rate	Amount	Component of profit tax
Book profit	3,369,508	24%	(808,682)	Conditional expense on profit tax
Taxable temporary differences:	(1,641,317)	24 %	(393,916)	Deferred tax liabilities
including:				including:
- differences arisen:				
over the reporting period	(734,387)	24 %	(176,253)	- deferred tax liabilities created
under the adjusted return for the previous period (see clause 6.9)	(928,190),	24%	(222,760)	- deferred tax liabilities created
- differences repaid	21,260	24 %	5,103	- deferred tax liabilities repaid
Deductible temporary differences	470,870	24 %	113,009	Deferred tax assets
including:				including:
- differences arisen	638,342	24 %	153,202	- deferred tax assets created
- differences repaid	(167,472)	24 %	(40,193)	- deferred tax assets repaid
Continuing taxable differences, net	2,158,214	24 %	(517,971)	Continuing tax liability
Tax base under the tax return	5,285,465	24 %	(1,268,512)	Current tax
Amount of privilege on profit tax			5,000	Current tax Continuing tax liability
Amount of tax for previous periods, including				
- according to adjusted continuing difference of the previous period (see clause 6.9)			(6)	Profit tax under adjusted returns for past periods Continuing tax liability
- according to adjusted taxable difference of the previous period (see clause 6.9)			222,766	Profit tax under adjusted returns for past periods Deferred tax liability

Central Telecommunication Company OJSC
Explanatory Notes to Financial Statements for 2006
Notes to Significant Profit & Loss Items
(in KRUR, unless specified otherwise)

The Company's expenses on profit tax for 2006 :

Total	**(1,321,659)**
including	
- theoretical expense on profit tax	(808,682)
- permanent tax liabilities	(512,977)

The Company's expenses on profit tax for 2006 are shown in the Profit and Loss Statement as an aggregate amount of:

Total	**(1,321,659)**
including	
- current tax	(1,263,512)
- deferred tax liabilities	(393,916)
- deferred tax assets	113,009
- profit tax under adjusted returns for previous periods	222,760

Continuing taxable differences that resulted in adjustment of conditional profit tax, total	**2,265,397**
including:	
Expenses on creation of provision for impairment in value of financial investments	1,056,553
Expenses generating cost, but not accounted for the purpose of profit taxation	383,829
Expenses on non-profit partnership	185,624
Payments to personnel not included in operating expenses	103,166
Other expenses	112,353
Differences between residual value of fixed assets in accounting and tax accounting by write-off	53,142
Taxes not accounted for the purpose of taxation	43,744
Losses of past years discovered over the reporting period	49,619
Book depreciation of fixed assets that are non-depreciable property in accordance with the Tax Code of the Russian Federation	33,092
Expenses on social needs not referred to payments to personnel	29,693
Expenses on cultural events	25,059
Charges to trade union committee	24,855
Charitable activities, membership dues to non-profit organizations	23,938
Provision for doubtful debts on advances and other accounts receivable	21,368
Write-off of accounts receivable	16,501
Loss of the reporting period in activities related to use of auxiliary productions and facilities (in accordance with Article 275.1 of the Tax Code of the Russian Federation)	15,515
Other taxable continuing differences	87,346

Continuing deductible differences that resulted in adjustment of conditional profit tax, total	**107,183**
including:	
Profit of past years discovered over the reporting year on income not accounted for the purpose of taxation	23,873
Income from recovery of provision for doubtful debts in part of accounts receivable which were included in transition period base	22,999
Income equal to amount of depreciation charged on proceeds that were not levied with profit tax as of the moment of receipt	17,306
Income in the form of dividends received	15,472
Other deductible continuing differences	27,533
TOTAL Continuing taxable differences, net	**2,158,214**

Temporary taxable differences that resulted in adjustment of conditional profit tax, total	**1,641,317**
including:	
Difference in depreciation methods and generation of historical cost of fixed assets in accounting and tax accounting	718,936
According to adjusted returns for previous periods	928,190
Difference in methods of deferred expenses reflection in financial accounting and tax accounting	(5,809)
Temporary deductible differences that resulted in adjustment of conditional profit tax, total	**470,870**
including:	
Difference between expenses on provision for doubtful debts for the purpose of accounting and tax accounting (except for accounts receivable written off for transition period base)	139,501
Charges to provision for bonuses and rewards	181,763
Expenses on creation of provision for contingent liabilities on fees on debt settlement with VEB	73,370
Expenses on creation of provision for contingent liabilities related to headcount optimization	39,192
Charges to provision for leave pays	36,264
Gratuitous proceeds that are subject to taxation at the moment of receipt, but accounted in deferred income according to the accounting regulations	(10,596)
Losses on transition period base	(9,164)
Losses from sale of fixed assets items	9,554
Other	10,986

7.5. Net profit of the reporting period

"Net profit (loss) of the reporting period" is defined according to the accounting data based on the fact that expense on profit tax deductible from the amount of profit before taxes is generated as the aggregate of amounts reflected on "Deferred tax assets", "Deferred tax liabilities", and "Current profit tax" items.

7.6. Earnings per share

Basic earnings per share reflect the share of profit for the reporting year due to shareholders holding ordinary shares. It is calculated as relation of basic profit for the reporting year to average weighted number of outstanding ordinary shares over the reporting year.

Basis profit for the reporting year equals to net profit (item 190 of the Profit and Loss Statement) less dividends on preference shares for 2006 in the amount recommended by the Company's management to the Board of Direction, however not approved as of the date of the financial statements for 2006.

When calculating average weighted number of outstanding ordinary shares over the reporting year, the Company's shares redeemed from shareholders were deducted.

Indicator	2006	2005
Basic profit for the reporting year, thousand	1,843,064	588,072
Average weighted number of outstanding ordinary shares over the reporting year, thousand shares	1,578,007	1,578,007
Basic profit per share, RUR	1.16797	0.37267

The Company did not additionally issue any ordinary shares in 2006. The Company did not hold any securities, issue conditions for which would provide for conversion into additional number of ordinary shares. There were no events related to an increase in the number of ordinary shares. Therefore, the Company does not make calculations of diluted earnings per share.

8. Affiliates

The Company discloses the most essential information about affiliates in the explanatory notes. The list of affiliates is presented below.

- the Company's Management Board and the Board of Directors (see clause 2 hereof);
- Communication and Informatics Company of Dagestan Republic OJSC;
- Mobile Telecommunications CJSC;
- Startcom CJSC;
- RusLeasingSvyaz CJSC;
- FK-Svyaz CJSC;
- VolgaTelecom OJSC;
- Giprosvyaz OJSC;
- Far Eastern Electric Communication Company OJSC;
- Kostroma Urban Telephone Network OJSC;
- Moscow Urban Telephone Network OJSC;
- North-West Telecom OJSC;
- Sibirtelecom OJSC;
- Uralsvyazinform OJSC;
- Central Telegraf OJSC;
- Southern Telecommunication Company OJSC;
- Rostelecom OJSC;
- Medexpress CJSC;
- Telecom-Soyuz NPF;
- RadioTel CJSC;
- Professional Telecommunications CJSC;
- Tetrasvyaz CJSC;
- Russian Foundation of Communication History;
- NP Research Center for Telecommunications Development Problems;
- St.Petersburg Pay-Phones CJSC;
- National Pay-Phone Network OJSC;
- Svyazintek OJSC;
- NCH Advisors, Inc;
- Communication Investment Company OJSC (Svyazinvest OJSC);
- CenterTelecomService CJSC;
- Vladimir Teleservice CJSC;
- Telecom of Ryazan Region CJSC;
- TeleRossVoronezh CJSC;
- Telecom-Stroi LLC;
- Vladimir Taxofon LLC;
- MobilCom LLC;
- TverTelecom LLC;
- Telecom-Terminal LLC;
- Teleport Ivanovo TPI CJSC;
- PVP Svyaz-Service-Irga LLC;
- RTS OJSC;
- TK Rinfotels OJSC;
- ATS CJSC.

Central Telecommunication Company OJSC
Explanatory Notes to Financial Statements for 2006
Affiliates
(in thos. RUR, unless specified otherwise)

Parent organization

The Company is controlled by Svyazinvest OJSC, which owns 50.69% of ordinary shares which account for 38.02 % of the Company's authorized capital. The remaining 49.31 % of ordinary shares are placed among 25,742 shareholders of the Company, including 187 legal bodies and 25,555 individuals.

Svyazinvest OJSC is the parent organization of the Group of related entities, of which the Company is a member.

Income from sale of products and services to affiliates

Over the reporting year, the Company provided services and sold its products to the following affiliates (major amounts, above RUR 1 mln):

Name of affiliate	Nature of relationship	Types of sales	Method of pricing on transactions	2006	2005
Rostelecom OJSC	Belongs to the same group of entities as the Company	Traffic transfer services	Contractual	5,534,878	1,183,894
ATS CJSC	The Company owns more than 20% of voting shares	Communication services	Contractual	33,122	3,255
Central Telegraf OJSC	Belongs to the same group of entities as the Company	Communication services	Contractual	24,787	23,232
CenterTelecomService CJSC	The Company owns more than 20% of voting shares	Communication services	Contractual	21,744	11,435
Russian Telecommunication Network OJSC	The Company owns more than 20% of voting shares	Communication services	Contractual	10,822	16,016
Kostroma Urban Telephone Network OJSC	Belongs to the same group of entities as the Company	Communication services	Contractual	6,847	227
TverTelecom LLC	The Company owns more than 20% of voting shares	Communication services	Contractual	6,624	30,781
Rinfotels Telecommunication Company OJSC	The Company owns more than 20% of voting shares	Communication services	Contractual	6,202	4,987
Vladimir Teleservice CJSC	The Company owns more than 20% of voting shares	Communication services	Contractual	3,369	1,658
Telecom of Ryazan Region CJSC	The Company owns more than 20% of voting shares	Communication services	Contractual	2,185	1,294
National Pay-Phone Network OJSC	Belongs to the same group of entities as the Company (affiliated through members of management bodies)	Communication services	Contractual	1,799	1,628
Vladimir Taxofon LLC	The Company owns more than 20% of voting shares	Communication services	Contractual	1,791	2,029
Teleport Ivanovo LLC	The Company owns more than 20% of voting shares	Communication services	Contractual	1,699	348
Telecom-Stroi LLC	The Company owns more than 20% of voting shares	Communication services	Contractual	1,028	1,921

Purchases from affiliates

The following affiliates provided services to the Company during the reporting year (major amounts, above RUR 1 mln):

Name of affiliate	Nature of relationship	Types of purchases	Method of pricing on transactions	2006	2005
NP Research Center for Telecommunications Development Problems	Belongs to the same group of entities as the Company (affiliated through members of management bodies)	Membership dues, agency services	Contractual	211,474	215,706
Svyazintek OJSC	Belongs to the same group of entities as the Company (affiliated through members of management bodies)	Software delivery	Contractual	168,080	18,411
Rostelecom OJSC	Belongs to the same group of entities as the Company	Traffic transfer services	Contractual	166,050	3,123,138
CenterTelecomService CJSC	The Company owns more than 20% of voting shares	Communication services	Contractual	127,946	34,484
Telecom-Stroi LLC	The Company owns more than 20% of voting shares	Communication services	Contractual	77,328	21,684
ATS CJSC	The Company owns more than 20% of voting shares	Traffic transfer	Contractual	52,248	32,552
Giprosvyaz OJSC	Belongs to the same group of entities as the Company	Design works	Contractual	42,219	32,178
Russian Telecommunication Network OJSC	The Company owns more than 20% of voting shares	Communication services	Contractual	31,338	17,498
Kostroma Urban Telephone Network OJSC	Belongs to the same group of entities as the Company	Communication services	Contractual	25,318	16,686
Telecom of Ryazan Region CJSC	The Company owns more than 20% of voting shares	Equipment lease, traffic transfer	Contractual	22,949	22,575
Medexpress CJSC	Belongs to the same group of entities as the Company (affiliated through members of management bodies)	Voluntary medical insurance	Contractual	22,460	17,773
Name of affiliate	**Nature of relationship**	**Types of purchases**	**Method of pricing on transactions**	**2006**	**2005**

Central Telecommunication Company OJSC
Explanatory Notes to Financial Statements for 2006
Affiliates
(in thos. RUR, unless specified otherwise)

NPF Telecom-Soyuz	Belongs to the same group of entities as the Company (affiliated through members of management bodies)	Pension charges	Contractual	20,000	283,000
MGTS OJSC	Belongs to the same group of entities as the Company	Communication services	Contractual	9,488	11,027
Svyaz-Service Irga Production and Technology Enterprise LLC	The Company owns more than 20% of voting shares	Communication services	Contractual	3,060	1,349
National Pay-Phone Network OJSC	Belongs to the same group of entities as the Company (affiliated through members of management bodies)	Equipment delivery	Contractual	1,104	74

Status of settlements with affiliates

As of December 31, 2005, the debt of affiliates to the Company and the debt of the Company to the affiliates constitute the following amounts (major amounts, above RUR 1 mln.):

Name	Nature of relationship	Type of debt	31.12.2006	31.12.2005
Accounts receivable				
Rostelecom OJSC	Belongs to the same group of entities as the Company	Traffic transfer services	743,577	1,178
NP Research Center for Telecommunications Development Problems	Belongs to the same group of entities as the Company (affiliated through members of management bodies)	Membership dues, agency services	81,276	105,513
Svyazintek OJSC	Belongs to the same group of entities as the Company (affiliated through members of management bodies)	Software delivery	71,763	193,391
Name	**Nature of relationship**	**Type of debt**	**31.12.2006**	**31.12.2005**
TverTelecom LLC	The Company owns more than 20% of voting shares	For communication services, premises lease	44,378	37,084
Mobilcom LLC	The Company owns more than 20% of voting shares	For communication services	13,308	13,721
CenterTelecomService CJSC	The Company owns more than 20% of voting shares	For communication services	12,537	1,281
Central Telegraf OJSC	Belongs to the same group of	For	8,073	4,020

	entities as the Company	communication services		
Telecom-stroi LLC	The Company owns more than 20% of voting shares	Lease, other services	5,503	4,730
Giprosvyaz OJSC	Belongs to the same group of entities as the Company	Design works	5,435	2,957
ATS CJSC	The Company owns more than 20% of voting shares	Communication services	4,102	1,165
Kostroma City Telephone Network OJSC	Belongs to the same group of entities as the Company	For communication services	1,550	24
RusLeasingSvyaz CJSC	Belongs to the same group of entities as the Company (affiliated through members of management bodies)	Equipment delivery	1,051	2,311
Russia Telecommunication Network OJSC	The Company owns more than 20% of voting shares	For communication services, equipment delivery	743	20,990
Accounts payable				
Rostelecom OJSC	Belongs to the same group of entities as the Company	Traffic transfer services	415,156	190,593
CenterTelecomService CJSC	The Company owns more than 20% of voting shares	For communication services	24,848	7,778
Giprosvyaz OJSC	Belongs to the same group of entities as the Company	Design works	22,223	0
Name	**Nature of relationship**	**Type of debt**	**31.12.2006**	**31.12.2005**
Rusleasingsvyaz CJSC	Belongs to the same group of entities as the Company (affiliated through members of management bodies)	For equipment delivery	7,327	20,276
ATS CJSC	The Company owns more than 20% of voting shares	traffic transfer	4,820	3,440
Kostroma City Telephone Network OJSC	Belongs to the same group of entities as the Company	For communication services	3,459	57
Russian Telecommunication Network OJSC	The Company owns more than 20% of voting shares	For communication services	2,570	2,821
MGTS OJSC	Belongs to the same group of entities as the Company	For communication	1,775	505

		services		
Telecom of Ryazan Region CJSC	The Company owns more than 20% of voting shares	For communication services, lease	1,144	1,003
Telecom-stroi LLC	The Company owns more than 20% of voting shares	Buildings repair, equipment delivery, other services	486	1,753

Remuneration of directors

In 2006, the Company paid to the members of Board of Directors, members of the Company's Management Board and members of the Company's Audit Committee fees in the total amount of KRUR 64,859 (KRUR 51,755 in 2005). The list of members of the Company's Board of Directors, Management Board and Audit Committee is represented in "General Data" section hereof. Expenses on remuneration of members of the Company's Board of Directors, Management Board and Audit Committee are reflected in operating expenses as other expenses of the organization.

9. Non-state pension insurance

On December 28, 2006, the Company made Additional Agreement No. 1 to Agreement for Non-Governmental Pension Plan No. 10/44-VYu/5036/04/DO, dated December 23, 2004, with Telecom-Soyuz non-governmental pension fund (hereinafter "the Fund").

According to this agreement, the Company has obligations on monthly contributions in the amount to be defined based on the data about employees retiring in the reporting month.

The total amount of contributions to the non-governmental pension plan paid by the Company in 2006 were KRUR 20,000 (KRUR 283,000 in 2005).

In accordance with this Agreement for Non-Governmental Pension Plan, the Company (Investor) is obliged to pay pension contributions to the Fund for the benefit of Participants having labor relations with the Investor, and the Fund is obliged to pay non-governmental pensions to the Participants of the Fund when they retire.

According to the conditions of the Agreement, pension contributions are reflected on the personal pension accounts of the Participants and serve as a source of lifelong payments.

Obligations on payment of lifelong pensions under this Agreement are exclusive obligations of the Fund. Under the Agreement for Non-Governmental Pension Plan, the Company only has obligations on timely transfer of pension contributions to the Fund.

Moreover, the new conditions of this Agreement for Non-Governmental Pension Plan provide for changing the procedure for measuring the basic part of pension. The amount of basic part of pension will be defined not through calculations, as it was provided for by the conditions of the agreement before amendments, but will be fixed as a lump sum depending on the employee's position.

10. Contingencies

Business environment

Along with improvement of economic situation, particularly, growth in gross domestic product and decrease in inflation rate, economic reforms and development of legal, tax and administrative systems that would meet the requirements of the market economy, continue in Russia. Stability of the Russian economy will considerably depend on the progress of the reforms in these areas, as well as on effectiveness of measures taken by the government in the area of economy, financial, and monetary and credit policy.

Taxation

Russian tax, currency and customs laws allow various interpretations and are subject to frequent changes. Recent developments in the Russian Federation indicate that tax authorities may take tougher positions in interpretation of tax laws and tax assessments. Interpretation of such laws by the Company's management as applied to the Company's operations and activities may be challenged by the relevant federal authorities. Consequently, tax authorities may raise claims as to such transactions and accounting methods that were accepted without any claims in the past. As a result, substantial additional taxes, penalties and fines may be charged. Tax audits may cover three calendar years immediately prior to the year of audit. Under certain circumstances, even earlier periods may be subject to audit.

The management believes that in general it interprets relevant provisions of laws correctly as of December 31, 2006, and probability of keeping the Company's status in terms of compliance with requirements of the tax, currency and customs laws is high. At the same time, based on the results of recent tax audits of other companies within Svyazinvest OJSC Group, the Company's management foresees a certain risk that tax authorities may raise substantial tax claims against the Company in relation to the issues that allow ambiguous interpretation of tax laws, particularly on measuring revenues under agreements on interaction between networks. Neither measuring amounts of claims on actions that are possible but not brought, nor assessment of probability of unfavorable outcome is possible.

The financial statements as of December 31, 2006 do not include any adjustments that may be needed due to such uncertainties and positions accepted by the Company (see clause 11 hereof).

Guarantees issued

The Company acted as a guarantor for third parties in the total amount of KRUR 1,869,773 (KRUR 2,812,210 in 2005). The Company does not expect any material liabilities in relation to such guarantees.

Litigations

Within 2006, the Company was a party to 19,097 actions in the total amount of KRUR 520,961 (taking into account judgments on recovery of penalties given by the courts).

In 2006:

- legal bodies brought 98 actions against the Company for the total amount of KRUR 338,961 Within this category of disputes, 14 actions for the total amount of KRUR 502 have been satisfied by the courts; cases on 98 actions in the amount of KRUR 15,699 have been discontinued.

- individuals brought 199 actions against the Company in the total amount of KRUR 59,445 in 2006, including 96 actions on moral damage recovery in the total amount of KRUR 57,597 Within this category of disputes, 49 actions in the total amount of KRUR 608 have been satisfied by the courts; cases on 2 actions in the amount of KRUR 15 have been discontinued due to voluntary satisfaction of the actions by the Company prior to judgment announcement; 206 actions in the total amount of KRUR 56,316 have been dismissed.

- the Company brought 1,619 actions against legal bodies in the total amount of KRUR 2,427,223 Within this category of disputes, 878 actions in the total amount of KRUR 38,099 of principal and KRUR 757 of penalties for breach of obligations have been satisfied by the courts; cases on 762 actions in the amount of KRUR 12,448 have been discontinued due to voluntary repayment of debt by debtors prior to judgment announcement; cases on 72 actions in the total amount of KRUR 10,888 have been discontinued on other grounds.

- the Company brought 17,924 actions against individuals in the total amount of KRUR 25,404 Within this category of disputes, 12,821 actions in the total amount of KRUR 19,659 of principal and KRUR 293 of penalties for breach of obligations have been satisfied by the courts; cases on 4,027 actions in the amount of KRUR 4,685 have been discontinued.

- the Company and legal counsels retained on behalf and for the benefit of the Company brought 189 actions for damages in the total amount of KRUR 344,343 incurred by the Company in connection with granting privileges on payment for communication services to certain categories of individuals. Within this category of disputes, 140 actions in the total amount of KRUR 261,676 have been satisfied by the courts; 13 actions in the total amount of KRUR 3,394 have been discontinued due to voluntary repayment of debt prior to judgment announcement; 15 actions in the total amount of KRUR 95,922 have been discontinued on other grounds.

As of December 31, 2006, the Company acted as a party to 6,436 litigations, aggregate claims on which amounted to KRUR 3,470,505

Personnel dismissal

Within the framework of the Program for Headcount Optimization approved by the Company's Board of Directors (Minutes of Meeting dated March 31, 2006, No. 21), the Company plans to reduce staff by 2,973 persons over 2007. Of that, 1,544 employees have been notified of the forthcoming dismissal as of December 31, 2006. Provision for contingent liabilities on severance pay to such employees has been created in the amount of KRUR 39,993

Changes in industry laws

Changes in the industry laws in 2006 had considerable impact on financial standing and financial performance of the Company. These innovations caused substantial changes in the Company's relationships with connected operators and long-haul communication operators, including Rostelecom OJSC. Within 2006, the Company carried out contractual campaign on renewal of the acting agreements with connected operators and long-haul communication operators in order to bring them in conformance to the requirements of the industry laws.

Due to the fact that considerable part of new regulatory legal acts was enacted from January 01, 2006, at present there is almost no enforcement practices in relation to new provisions of the industry laws. As a result, differences in interpretation of laws by the regulator and the Company are possible. The management believes that in general it interprets relevant provisions of the

industry laws correctly as of December 31, 2006, and present uncertainty in interpretation of requirements stipulated by newly enacted regulatory acts will not have considerable impact on the Company's financial standing and performance in the future reporting periods.

11. Events after the Balance Sheet date

11.1. Dividends

The amount of annual dividend per share will be approved by the Company's General Shareholder Meeting on June 18, 2007. The level of dividends for 2006 to be recommended by the Company's Board of Directors for approval by the General Shareholder Meeting will make KRUR 0.1617325 per ordinary share and KRUR 0.3893300 per preference share (KRUR 0.0674190 and KRUR 0.1270937, respectively, in 2005), which will amount to KRUR 460,000 (KRUR 173,238 in 2005). Upon approval by the General Shareholder Meeting, payable annual dividends will be reflected in financial statements for 2007.

11.2. Personnel dismissal

Within the framework of the Program for Headcount Optimization approved by the Company's Board of Directors (Minutes of Meeting dated March 31, 2006, No. 21), 1,079 employees were dismissed (as redundant) over the period from December 31, 2006 until March 31, 2006. The Company paid severance pay in the amount of KRUR 27,318

11.3. Scheme of interaction with Rostelecom OJSC

Relationships with Rostelecom OJSC in the part of the agreement concerning telecommunication networks connection have been changed since January 1, 2007. From January 1, 2007 on, the Company does not plan to connect to the telecommunication network of Rostelecom OJSC at the level of long-distance domestic and international communication. After this date, Rostelecom OJSC will connect to the Company's telecommunication network at the zonal level. Thus, the Company expects additional expenses on connection services (both lump sum and monthly payments).

The Company plans to shift to billing on a per second basis in 2007 within implementation of the connection agreement with Rostelecom OJSC, which, according to estimates of the Company's management, will result in a decrease in income from traffic transfer services by more than 10%.

Federal Law No. 119-FZ dated July 22, 2005, amended Article 21 of the Tax Code of the Russian Federation, which became effective from January 1, 2006, and defined the procedure for deduction of value added tax in case of non-cash settlements (in particular, for set-off of counterclaims). From January 1, 2007, VAT may be allowed for deduction only upon actual payment of tax to supplier. As a consequence, the pattern of settlements with Rostelecom OJSC may be changed in 2007 in part of cancellation of set-off of counterclaims.

11.4. Changes in industry laws

Amendments to Federal Law No. 126-FZ dated July 07, 2003, "On Telecommunications" made by Federal Law No. 14-FZ dated February 09, 2007, will become effective in July 2007.

The amendments introduce:

- mandatory assessment of communication network system design compliance with the requirements in the field of telecommunications in the form of expert examination to be carried out in the procedure specified by the Government of the Russian Federation;
- registration of a telecoms operator's telecommunication network included in the public telecommunication network in the procedure specified by the Government of the Russian Federation.

Given the fact that neither the procedure for expert examination of communication network system design, nor the procedure for registration of telecommunication networks are developed by the Government of the Russian Federation, the Company is unable to assess consequences of the changes in law.

Telecommunication networks built prior to the effective date of these amendments must be registered in accordance with the requirements of the amended Federal Law "On Telecommunications" not later than on January 01, 2010.

11.5. Tariff regulation

Order No. 261-s/2 of the Federal Tariff Service of Russia, dated November 14, 2006, "Approval of Tariffs for Local, Intrazone Telecommunication Services and Compensatory Allowance to Price on Local and Zonal Call Initiation Services Provided by CenterTelecom OJSC and Telecoms Operators in the Territory of Bryansk, Vladimir, Ivanovo, Kaluga, Kostroma, Moscow, Orel, Ryazan, Smolensk, Tver, Tula, Yaroslavl, Belgorod, Voronezh, Kursk, Lipetsk and Tambov Regions" approved and introduced tariffs on local, intrazone telephone communication services, as well as compensatory allowance to the price for local and zonal call initiation services in the amount of RUR 0.50 per minute from February 01, 2007.

Monthly payment for local telephone communication services will be comprised of mandatory payments for "Provision of subscriber's line for permanent use" and "Provision of local telephone connection" services (under one of the payment systems selected).

Given availability of technological capabilities for time-based accounting of local telephone connection duration, the Company should introduce:

- three mandatory tariff plans for individual subscribers (time-based, subscription and combined payment system); and
- one mandatory tariff plan for corporate subscribers (time-based payment system).

The tariff plan with subscription payment system is primarily intended for subscribers who talk a lot and have no limitations as to telephone communications. This tariff plan allows to talk for an unlimited number of minutes and pay a fixed amount on a monthly basis.

The tariff plan with time-based payment system implies payment for calls on a per minute basis, starting from the first second with telephone connections for less than 6 seconds not subject to payment.

The tariff plan with combined payment system includes monthly limited number of minutes provided for a fixed payment and provides for payment for calls above the specified limit on a per minute basis at reduced price per minute. Thus, subscribers will have to pay less for additional minutes.

If there is no technical capability to implement time-based accounting of local telephone connections duration for all categories of subscribers, there is a unified tariff plan with subscription payment system calculated based on average duration of local telephone connections.

Along with introduction of the new tariffs for local telephone communication, tariff for intrazone telephone connection in tariff zone 2 during the peak load periods has been reduced by 5%.

11.6. Capital investments

The Company plans to make capital investments in the amount of KRUR 707,989 in 2007 in order to bring its networks in conformance to the requirements of the regulatory acts as to building telecommunication networks and traffic transfer.

11.7. Overdue accounts payable

The amount of overdue accounts payable as of February 28, 2007, is KRUR 370,322 They include the following major amounts (above RUR 10 mln):

No.	Lender	Amount of overdue debt
1.	Paladin Invent LLC	64,176
2.	Country Telecommunications Company CJSC	57,188
3.	ISG CJSC	38,196
4.	Vympel-Communications OJSC	33,490
5.	Paladin Invent LLC	18,931
6.	Telekart-2 LLC	18,505
7.	Iskratel CJSC	18,000
8.	Verisel Projects CJSC	17,633
9.	ALS and TEC Company LLC	15,469
10.	Mediatel CJSC	13,163
11.	Smarts CJSC	11,737

11.8. Tax dispute with Interregional Inspectorate No. 7 of the Federal Tax Service of Russia for Major Taxpayers based on the results of field tax audit

Based on the tax audit of the Company's activities in 2002 – 2003, e Interregional Inspectorate No. 7 of the Federal Tax Service of Russia for Major Taxpayers adopted Resolution No. 4 on April 24, 2006 to hold the Company accountable for tax offence.

The amount of the tax authority's claim against the Company is RUR 2,355 mln, of which RUR 1,400 mln is taxes and RUR 955 mln is penalties and fines. The basic amount of the claims is related to settlements between operators.

Decision of the Arbitration Court of Moscow dated October 02, 2006, satisfied the Company's interlocutory injunction motion. Resolution No. 4 dated April 24, 2006 of Interregional Inspectorate No. 7 of the Federal Tax Service of Russia for Major Taxpayers , about holding the Company accountable for tax offence was suspended; it was prohibited to the tax inspectorate to recover taxes, penalties and fines. The Federal Arbitration Court of Moscow District confirmed this decision of the Arbitration Court of Moscow.

On February 1, 2007, the Arbitration Court of Moscow made the second similar decision on interlocutory injunction.

The Company filed a motion to acknowledge unlawfulness of Resolution No. 4 of the tax inspectorate with the Arbitration Court of Moscow on May 3, 2006. Based on the results of the trial

on February 27, 2007, the court of first instance acknowledged the tax authorities' claims in the amount of RUR 2,342 mln to be groundless.

11.9. Field audit of the Company's activities in 2004-2006

On February 19, 2007, the Company received Resolution No. 8 of Interregional Inspectorate No. 7 of the Federal Tax Service of Russia for Major Taxpayers about a field tax audit to check compliance with the Russian tax laws over the period from January 1, 2004 to December 31, 2006.

The tax audit has not been completed as of the issue of these financial statements. There is a probability that the governmental tax authorities will find the position accepted by the Company's management in relation to certain issues of interpretation of legal requirements and accrual of relevant tax liabilities to be insufficiently substantiated. However, the Company's management believes that the Company has sufficient reasons to defend its positions on this issue.

At the moment, the Company's management is unable to measure the amounts of claims on actions that are possible, but not brought, as well as probability of unfavorable outcome of the tax audit.

11.10. Issue of promissory notes

The Company entered into an agreement on issue of promissory notes with RTK-Broker LLC in January 2007. The amount of paper credit is KRUR 167,523 The total principal amount of the discount promissory notes is KRUR 175,000 ; the total amount of discount is KRUR 7,468 Maturity of the promissory notes is at sight, however not earlier than July 10, 2007.

11.11. Amicable agreement with the Ministry of Finance of the Russian Federation

In order to settle the obligations to the Ministry of Finance of the Russian Federation (with Vnesheconombank acting as an agent), the Company and the Ministry of Finance of the Russian Federation signed the amicable agreement at the stage of litigation on December 27, 2006. This agreement was approved by the Arbitration Court of Moscow Region on March 12, 2007. The terms and conditions of the amicable agreement apply to the relationships between the parties from December 27, 2006. The amicable agreement provides for debt settlement through its restructuring with simultaneous write-off of debt on late payment interest in the amount of EUR 5,068,169.86 accrued for late performance of payment obligations. The Company may make payments on the restructured debt by installments until January 1, 2012; interest is accrued at 2% per annum and payable on an annual basis, not later than on December 31 of the relevant year.

In accordance with the Accounting Statement7/1998 "Subsequent Events after the Balance Sheet Date" the financial statements for 2006 reflect:

- repayment of the restructured debt in the amount of KRUR 82,063 (EUR 2,370,065.96);
- write-off of late payment interest in the amount of KRUR 175,386 (EUR 5,068,169.86).

Income from write-off of late payment interest in the amount of KRUR 175,386 (EUR 5,068,169.86) is reflected in other income of the Company for 2006 as income from write-off of accounts payable.

In order to secure obligations under the amicable agreement, the Company made Property Pledge Agreement No. 7651/07-DO, dated March 09, 2007, with the Ministry of Finance of the Russian

Federation for the total pledge value of KRUR 814,610 The Pledge Agreement expires upon performance of obligations under the amicable agreement.

11.12. Universal communication services

In March 2007, the Company won the tender of the Federal Telecommunications Agency for providing universal telephone communications with the use of coin-box telephones in the territory of Ivanovo, Kostroma and Yaroslavl Regions.

According to the conditions of the tenders, the Company will install coin-boxes to provide universal communication services in the territory of 6 urban districts and 21 municipal districts in the territory of Ivanovo Region; in 6 urban districts and 24 municipal districts of Kostroma Region; as well as in 3 urban districts and 17 municipal districts in Yaroslavl Region in 2007.

11.13. Open tender on financial services

On April 04, 2007, in accordance with Federal Law No. 135-FZ dated July 26, 2006, "On Competition Protection", the Company carried out an open tender for the right to enter into a revolving credit line agreement in the maximum amount of RUR 3 bln for the term of two years.

According to the resolution of the tender committee adopted on April 06, 2007, the agreement was awarded to KB Savings Bank of the Russian Federation OJSC. Interest rate on the loan was fixed in the amount of 7.9% per annum. The agreement between the Company and the winner bank to provide the credit line for the Company's needs will be made not later than April 24, 2007, upon approval by the Company's Board of Directors.

Chief Executive ____________________ S.V. Pridantsev

Chief Accountant ____________________ A.D.Kartashov

Annex nº 8

BALANCE SHEET

			CODES
		Form # 01 by OCUD	0710001
as of	March 31, 2007	Date (year, month, day)	2007.03.31
Organization	OJSC CenterTelecom (MRC)	by OCPO	01140111
Taxpayer Identification Number	5000000970	INN	5000000970
Type of business	telecommunications services	by OCVED	64.20
Organizational-legal form/ form of ownership	mixed	by OCOPF/OCFS	47/31
Measurement unit	RUR in thousands	by OCEI	384
Address	Bld.2, 6, Degtiarny per., Moscow, 125993, Russia		
		Date of approval	
		Date of sending (receipt)	

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	1 409	1 341
Fixed assets		120	120	31 482 470	30 687 652
Capital investments		130	130	2 241 669	2 426 339
Income bearing investments in tangible items		135	135	1 447	1 446
Long-term financial investments		140	**140**	1 672 181	1 473 250
including:					
investments in subsidiary companies			141	551 053	551 053
investments in affiliated companies			142	25	25
investments in other organizations			143	26 709	26 709
other long-term financial investments			144	1 094 394	895 463
Deffered tax assets		145	145	408 440	434 146
Other non-current assets		150	150	3 251 386	3 303 422
Total on section I		190	**190**	39 059 002	38 327 596

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
II.CURRENT ASSETS					
Inventories		210	**210**	2 181 929	2 066 057
including:					
raw materials, auxiliaries и and other similar items		211	211	524 892	582 769
expenses of production in progress (circulation expenses)		213	213	50	4
finished products and goods intended for resale		214	214	18 828	39 559
shipped products		215	215	530	419
deffered expenses		216	216	1 637 629	1 443 306
other inventories and expenses		217	217	0	0
VAT on purchased items		220	220	903 879	657 951
Accounts receivable (payments expected later than 12 months after the reporting date)		230	**230**	7 717	6 179
including:					
buyers and customer accounts		231	231	0	0
advanced payments made			232	0	0
other debtors			233	7 717	6 179
Accounts receivable (payments expected within 12 months from the reporting date)		240	**240**	3 146 810	3 935 638
including:					
buyers and customer accounts		241	241	2 360 116	3 072 923
advanced payments made			242	120 050	342 574
other debtors			243	666 644	520 141
Short-term financial investments		250	250	1 194 061	972 990
Cash and cash equivalents		260	260	875 372	424 519
Other current assets		270	270	1 300	2 128
Total on section II		290	**290**	8 311 068	8 065 462
TOTAL ASSETS (sum of lines 190+290)		300	**300**	47 370 070	46 393 058

EQUITY AND LIABILITIES	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Charter capital		410	410	6 311 999	6 311 999
Additional capital		420	420	70 946	70 946
Reserves		430	430	64 985	64 985
Shares bought-out from shareholders		411	440	(0)	(0)
Undistributed profit (not covered loss) of previous years		470	460	10 797 201	10 797 201
Undistributed profit (not covered loss) of the reporting year		470	470	X	1 111 486
Total on section III		490	**490**	17 245 131	18 356 617
IV. LONG-TERM LIABILITIES					
Loans and credits		510	**510**	17 412 971	17 152 553
including:					
credit facilities			511	3 028 077	2 991 300
loans			512	14 384 894	14 161 253
Deferred tax liabilities		515	515	1 124 593	1 173 038
Other long-term liabilities		520	520	1 449 011	1 222 019
Total on section IV		590	**590**	19 986 575	19 547 610
V. SHORT-TERM LIABILITIES					
Loans and credits		610	**610**	3 907 869	2 480 885
including:					
credit facilities			611	47 102	41 579
loans			612	3 860 767	2 439 306
Account payable		620	**620**	4 945 953	4 735 277
including:					
suppliers and contractors		621	621	3 573 175	2 580 920
advance payments received		625	622	425 147	397 560
debt to employees		622	623	1 587	319 790
debt to government out-of-budget funds		623	624	9 316	146 653
debt in respect of tax and duties		624	625	239 424	399 087
other creditors		625	626	697 304	891 267
Debt to participants (founders) for income payments		630	630	10 391	4 446
Deferred revenue		640	640	466 651	460 854
Deferred expenses provisions		650	650	680 930	701 890
Other short-term liabilities		660	660	126 570	105 479
Total on section V		690	**690**	10 138 364	8 488 831
TOTAL EQUITY AND LIABILITIES (sum of lines 490+590+690)		700	**700**	47 370 070	46 393 058

Summary on items accounted for using off-the-balance sheet accounts

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Rented fixed items		910	901	2 614 350	2 595 484
including those under keasing terms		911	911	1 857 397	1 824 790
Goods and tangible items accepted for safe storage		920	902	135 053	123 715
Goods accepted for commission		930	903	7 788	7 720
Debt of insolvent debtors writteh off as a loss		940	904	591 608	597 348
Security received in respect of payments and obligations		950	905	8 998 488	8 737 838
Security provided to other parties in respect of payments and obligations		960	906	10 762 900	9 884 068
Housing facilities depreciation		970	907	14 056	14 056
Depreciation of external improvements items and other similar facilities		980	908	1 464	1 327
Means of payment in respect of telecommunications services			909	364 605	364 423

Summary of net assets value

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	17 711 782	18 817 471

Chief Executive Officer ________ S. V. Pridantsev
(signature) (name)

Chief Accoutant ________ A. D. Kartashov
(signature) (name)

April 28, 2007

Annex nº 9

PROFIT AND LOSS ACCOUNT

			CODES
		Form # 02 by OCUD	0710002
for	1st Quarter 2007	Date (year, month, day)	2007.03.31
Organization	OJSC CenterTelecom (MRC)	by OCPO	01140111
Taxpayer Identification Number	5000000970	INN	5000000970
Type of business	telecommunications services	by OCVED	64.20
Organizational-legal form/ form of ownership	mixed	by OCOPF/OCFS	47/31
Measurement unit	RUR in thousands	by OCEI	384

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period of previous year
1	1a	2	2a	3	4
I. Operating revenues and expenses on ordinary activities					
Revenue (net) from sales of goods, products, works, services (net of VAT, excise duties and other mandatory payments)		010	010	7 796 696	6 610 517
including revenue from sales of telecommunications services			011	7 404 491	6 181 203
Costs of sold goods, products, works, services		020	020	(5 538 251)	(4 816 395)
including: telecommunications services			021	(5 346 819)	(4 623 772)
Profit (loss) from sales (lines 010-020)		050	**050**	2 258 445	1 794 122
II.OTHER REVENUES AND EXPENSES					
Interest to receive		060	060	3 673	3 180
Interest payable		070	070	(482 222)	(587 692)
Income from participation on other organizations		080	080	0	5
Other revenue		090	090	238 817	122 273
Other expenses		100	100	(491 735)	(486 471)
Pre-tax profit (loss) (lines 050+060-070+080+090-100)		140	**140**	1 526 978	845 417
Profit tax expenses (lines 151+152+153) including:			**150**	(415 492)	(304 899)
deferred tax liabilities		142	151	(48 423)	(41 351)
deferred tax assets		141	152	25 705	287 561
current profit tax		150	153	(392 774)	(551 109)
Net profit (loss) of reporting period (lines 140-150)		190	**190**	1 111 486	540 518
FOR REFERENCE					
Conditional profit tax expenses/income			201	(366 475)	(202 900)
Permanent tax liabilities		200	202	(49 017)	(101 999)
Permanent tax assets		200	203	0	0

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period of previous year
1	1a	2	2a	3	4
Basic profit (loss) per share			301	X	X
Diluted profit (loss) per share			302	X	X

* to filled out in annual financial statements

Explanation of some profit and loss items

Item description	Item code	Line code	Over the reporting period		Over the same period of previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, damages and late payment charges accepted or for recovery of which relevant court (arbitration court) rulings were handed down		401	3 158	(102)	3 686	(6 355)
Profit (loss) of previous years		402	5 781	(16 382)	21 542	(17 904)
Indemnity of damages caused by non-performance or undue performance of obligations		403	2 031	(405)	778	(338)
Foreign currency translation adjustments (exchange rate differences)		404	71 907	(33 799)	24 416	(3 879)
Allocation to assessed reserves		405	20 618	(0)	7 815	(39 567)
Written-off accounts receivable and payable		406	4 438	(603)	2 248	(4 394)

Chief Executive Officer ________ S. V. Pridantsev
(signature) (name)

Chief Accountant ________ A. D. Kartashov
(signature) (name)

April 28, 2007

END